As Filed with the Securities and Exchange Commission on December 12, 2019

Registration No. 333-232790

811-07697

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Form N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 Pre-Effective Amendment No. 1	☒

and

REGISTRATION STATEMENT UNDER	☒
THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 70	☒

NYLIAC CORPORATE SPONSORED VARIABLE

UNIVERSAL LIFE SEPARATE ACCOUNT-I

(Exact Name of Registrant)

NEW YORK LIFE INSURANCE AND

ANNUITY CORPORATION

(Name of Depositor)

51 Madison Avenue, New York, New York 10010

(Address of Depositor’s Principal Executive Office)

Jennifer A. Covell, Esq.

New York Life Insurance and Annuity Corporation

51 Madison Avenue

New York, NY 10010

(Name and Address of Agent for Service)

Copy to:

Stephen E. Roth, Esq.	Thomas F. English, Esq.
Sutherland Asbill & Brennan LLP	Senior Vice President, Deputy General Counsel
1275 Pennsylvania Avenue, NW	and Chief Insurance Counsel
Washington, DC 20004-2415	New York Life Insurance Company
51 Madison Avenue
New York, New York 10010

Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.

Title of Securities being Registered: Units of Interest in a Separate Account under CorpExec VUL Plus Policy.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

It is proposed that this filing will become effective:

☐ immediately upon filing pursuant to paragraph (b) of Rule 485.

☐ on (date), pursuant to paragraph (b) of Rule 485.

☐ 60 days after filing pursuant to paragraph (a)(1) of Rule 485.

☐ on (date) pursuant to paragraph (a)(1) of 485.

If appropriate, check the following box:

☐ this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

New York Life Insurance and Annuity Corporation

CorpExec VUL Plus

Prospectus—January 1, 2020

A flexible premium VUL insurance policy offered to corporations and individuals under New York Life Insurance and Annuity Corporation (“NYLIAC”) Corporate Sponsored Variable Universal Life Separate Account-I

Please use the following address to send policy premium payments and service Requests to us:

Service Office:

New York Life Insurance and Annuity Corporation

NYLIFE Distributors, LLC

Attention: Executive Benefits

11400 Tomahawk Creek Parkway, Suite 200

Leawood, KS 66211

Telephone: (888) 695-4748

Fax: (913) 906-4129

E-mail: NYLAMN_ Service@newyorklife.com

This prospectus describes CorpExec VUL Plus. CorpExec VUL Plus is offered to corporate and individual policyowners. Unless otherwise indicated, all information in this Prospectus pertains to both types of policyowners. In this prospectus, the words “we,” “our,” or “us” refer to NYLIAC and the words “you” or “your” refer to the policyowner. If you already own a life insurance policy, it may not be to your advantage to replace your policy with the policy described in this prospectus. And, it may not be to your advantage to borrow money to purchase this policy or to take surrenders from another policy you own to make premium payments under this policy.

The SEC has not approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. Policies have risks including risk of loss of the amount invested. Policies are not deposits of, or guaranteed or endorsed by, any bank and are not federally insured by the FDIC, Federal Reserve Board, or any other agency.

This life insurance policy is not considered an offering in any jurisdiction where such an offering may not be lawfully made. We do not authorize any information or representations regarding the offering described in this prospectus and the Statement of Additional Information (“SAI”) other than as contained in these materials or any attached supplements to them or in any supplemental sales material we authorize.

Beginning on January 1, 2021, as permitted by regulations adopted by the SEC, paper copies of the shareholder reports of the Funds described herein will no longer be sent by mail, unless you specifically request paper copies of the reports from NYLIAC’s Service Office. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from NYLIAC electronically by contacting NYLIAC’s Service Office, listed above.

You may elect to receive all future reports in paper free of charge. You can inform NYLIAC that you wish to continue receiving paper copies of your shareholder reports by contacting its Service Office. Your election to receive reports in paper will apply to all Funds described herein.

The CEVUL Plus policy is a very complex investment and life insurance product. This prospectus is designed to provide prospective policyowners with information about the policy that will assist them when making a decision whether or not to purchase the policy (and how to use the policy, including selection of a Policy Charge Option). NYLIAC encourages prospective policyowners to carefully evaluate and understand the policy and its potential benefits and risks. Prospective policyowners should consult with a trusted and competent financial advisor, and use this prospectus, the policy itself, and policy illustrations to compare the benefits and risks of this policy against those of other life insurance policies and other alternatives.

The purpose of this policy is to provide a Life Insurance Benefit to the beneficiary named by the policyowner. NYLIAC makes no claim that the policy is in any way similar or comparable to a systematic investment plan of a mutual fund.

If this policy is being purchased to replace existing life insurance, the purchaser should carefully consider the benefits, features, and costs of this policy versus those of the policy (or policies) being replaced.

The policy may decrease in value, even to the point of having no value, because of both the charges imposed and poor investment performance. The entire amount invested in the policy could be lost.

The Corp Exec VUL Plus policy may not be available in your jurisdiction. Please ask your registered representative for more information.

SUMMARY OF BENEFITS AND RISKS

The following is a brief summary of certain features of CorpExec VUL Plus. Many benefits of CorpExec VUL Plus have a corresponding risk, and both benefits and risks should be considered before you purchase or make additional premium payments to a policy. More complete and detailed information about these features is provided later in this prospectus and in the SAI. Capitalized terms used in this prospectus have the same meaning as in the “Definitions” section below.

Benefits

Protection

We designed CorpExec VUL Plus to provide insurance protection for corporations or individuals in a corporate-sponsored arrangement.

The policy provides permanent life insurance coverage with the potential for tax-deferred Cash Value accumulation. Your premium payments, less any applicable charges, are allocated to the Investment Divisions and/or the Fixed Account according to your instructions. The Cash Value of the policy is based on:

•	the number of Accumulation Units held in each Investment Division for the policy;

•	the performance of each Investment Division in the Separate Account;

•	the amount in, and the interest credited on, the amount held in the Fixed Account, if any;

•	the amount in, and the interest credited on, the amount held in the Loan Account, if any; and

•	the charges we deduct.

With the policy, you have the potential for higher rates of return and Cash Value accumulation than with a fixed rate life insurance policy.

Flexible Premium Payments

Policy premium payments are flexible; you can select the timing and amount of premium you pay, within limits. Other than the initial premium payment, there are no required premiums. As long as the Cash Surrender Value is sufficient to cover the policy’s Monthly Deduction Charges, you can increase, decrease, or stop making premium payments to meet your needs.

Liquidity through Loans

Using the policy as sole security, you may borrow any amount up to the Loan Value of the policy.

Liquidity through Partial Surrenders

You may withdraw an amount up to the Cash Surrender Value of your policy, within limits. Partial surrenders will reduce the policy’s Cash Value, the Cash Surrender Value, the Alternative Cash Surrender Value, if applicable, and the Adjusted Cumulative Premiums, and may reduce your Life Insurance Benefit. In addition, if a partial surrender would cause the policy’s Cash Value or Face Amount to drop below our minimum amount, we reserve the right to require a full surrender. A charge may be assessed on the partial surrender. Partial surrenders may result in a taxable event. You should consult with a tax advisor before taking a partial surrender. Partial surrender Requests must be made to our Service Office. (See “Surrenders—Partial Surrenders.”)

Investment Allocation Options

After we deduct the Premium Expense Charge from your premium, you may allocate the remaining amount among up to any 20 of 113 Investment Divisions, as well as to the Fixed Account. Certain policies may allocate among up to 35 Investment Divisions and the Fixed Account; please contact us for more information. The Investment Allocation Options consist of 113 Investment Divisions and the Fixed Account. You may change Investment Allocation Options while your policy is in force.

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Change the Amount of Coverage

After the first Policy Year, you may request an increase or decrease in the policy’s Face Amount. To request an increase or decrease in the policy’s Face Amount, you must send a Request. (See “Policy Payment Information—Changing the Face Amount of Your Policy.”) Increases are subject to underwriting and our approval. Contestability and suicide provisions on any increased portion of coverage begin on the effective date of the increase. Increases in the Face Amount will result in additional Monthly Cost of Insurance Charges and may result in a new seven-year testing period for modified endowment contract status. (See “Federal Income Tax Considerations—Modified Endowment Contract Status.”). We may limit any increase in the Face Amount of your policy. Requests for increases in the Face Amount are subject to our approval.

Three Life Insurance Benefit Options

The policy offers three different Life Insurance Benefit options that allow you to select the insurance plan that best meets your needs. These options allow you to determine how the Life Insurance Benefit will be calculated.

•

Option 1— a Life Insurance Benefit equal to the greater of (a) the Face Amount of the policy or (b) a percentage of the sum of the Alternative Cash Surrender Value (“ACSV”) plus any Policy Debt necessary for the policy to qualify as life insurance under Section 7702 of the Internal Revenue Code (“IRC”).

•

Option 2— a Life Insurance Benefit equal to the greater of (a) the Face Amount of the policy plus the sum of the ACSV plus any Policy Debt, or (b) a percentage of the sum of the ACSV plus any Policy Debt necessary for the policy to qualify as life insurance under Section 7702 of the IRC.

•

Option 3— a Life Insurance Benefit equal to the greater of (a) the Face Amount of the policy plus the Adjusted Cumulative Premiums up to but not exceeding the maximum Option 3 amount listed on the Policy Data Page or (b) a percentage of the sum of the ACSV plus any Policy Debt necessary for the policy to qualify as life insurance under Section 7702 of the IRC.

If the Insured dies on or after the Policy Anniversary on which the Insured’s Attained Age is 100, the Life Insurance Benefit will equal the policy’s Cash Value.

There is no minimum Life Insurance Proceeds guarantee associated with the policy.

Policy Charge Options (“PCOs”)

Policy Charge Options give policyowners the ability to control how policy charges will be deducted from their premiums and Cash Value. Each PCO determines:

•	the amount, timing, and relative allocation between and among the Premium Expense Charges and Monthly Mortality and Expense Charges to your policy; and

•	the current interest rate that will be credited to the Fixed Account.

Selection of a PCO is important as differences between them may impact the Cash Value, ACSV, Cash Value Enhancement, and Life Insurance Proceeds that you will receive under the policy.

Prior to the issuance of a corporate-owned policy, you are required to select one of five (5) PCOs on your application. Although individual policyowners will have the same current Premium Expense Charges, Monthly M&E Charges, and interest rates credited to the Fixed Account as those offered under PCO Option A, they will be charged different Monthly Cost of Insurance Charges than those applied to corporate-owned policies. Once you select a PCO at Policy issue, you may not change it.

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The guaranteed maximum charge for the Premium Expense Charges and Monthly M&E Charges and the Guaranteed Minimum Interest Rate (“GMIR”) for the Fixed Account will be the same for all the PCOs. For additional details on the PCOs, see the “Table of Fees and Expenses,” “Management and Organization—Interest Crediting,” and “Charges Associated with the Policy.”

PCOs differ from each other by the level of policy charges and current Fixed Account crediting rates that are deducted from/credited to your policy’s Cash Value in any given Policy Year and how long those differences will remain in effect. As a consequence, some PCOs will have significantly higher fees and lower Fixed Account crediting rates than others. In addition, depending on the PCO selected, the compensation of your registered representative or broker-dealer will vary—with greater compensation being generated by PCOs with higher fees and lower Fixed Amount Crediting rates. These compensation arrangements have the potential to influence the recommendations made by your registered representative or broker-dealer with respect to the PCO, which may, in turn, affect the performance of your policy. Your choice of a PCO should be based on your plans with respect to the amount and schedule of premiums paid, levels of risk tolerance (including whether you will allocate premiums to the Fixed Account), your time horizon, and whether a PCO’s costs and benefits are consistent with the compensation received by your registered representative or broker-dealer and your desired level of policy service. Please ask your registered representative to review your various options. You should review several illustrations with different PCOs and various rates of return before you purchase the policy and select a PCO. For more information on the compensation of your registered representatives and broker-dealers, see “Distribution and Compensation Arrangements.”

Automated Investment Features

There are two administrative features available to help you manage the policy’s Cash Value and to adjust the investment allocation to suit changing needs. These features are: Automatic Asset Reallocation and Dollar-Cost Averaging. Please see “Description of the Policy—Options Available at No Additional Charge” for complete information.

A Highly-Rated Company

NYLIAC is a subsidiary of New York Life Insurance Company (“NYLIC”). NYLIC has more than 170 years of experience in the offering of insurance products. NYLIAC is a highly-rated insurer. Ratings reflect only NYLIAC’s General Account, which are applicable to the Fixed Account. Ratings are not applicable to the Investment Divisions, which are not guaranteed. NYLIAC’s obligations under the policy are subject to its claims-paying ability and financial strength and are not backed or guaranteed by NYLIC.

Risks

Investment Risk

While a variable policy has the potential for a higher rate of return than a fixed rate policy, investment returns on the assets in the Separate Account may be negative and the Cash Value may decline in value, and you can lose principal. Each Investment Division has its own investment objective and investment strategy. The performance of each will vary, and some Investment Divisions are riskier than others. We do not guarantee the investment performance of the Investment Divisions. Your premium, Cash Value allocation choices, and PCO selection should be consistent with your investment objective and your risk tolerance.

In addition, a variable life insurance policy is designed to provide a Life Insurance Benefit or to help meet other long-term financial objectives. Substantial fees, expenses, and tax implications generally make variable life insurance unsuitable as a short-term savings vehicle. Additionally, the policy may limit your ability to withdraw a portion of the Cash Value through partial surrenders.

Risk of Termination (especially on minimally-funded policies)

The policy does not automatically terminate, even if the policyowner does not pay the Planned Premiums. Payment of these premiums, however, does not guarantee the policy will remain in force. Your policy

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can lapse even if you pay all of the Planned Premiums on time. When a policy lapses, it has no value, and no benefits are paid upon the death of the Insured. Your policy involves risks, including the potential risk of loss of the principal invested. Note that “termination” and “lapse” have the same meaning and effect throughout this prospectus.

A policy that has a Cash Surrender Value just sufficient to cover Monthly Deduction Charges and other deductions and charges, or that is otherwise minimally funded, is less likely to maintain its Cash Surrender Value due to market fluctuations and other performance-related risks. To continue to keep your policy in force, premium payments significantly higher than the Planned Premiums may be required. In addition, by paying only the minimum premium required to keep the policy in force, you may forego the opportunity to build up significant Cash Value in the policy. When determining the amount of your Planned Premium payments, you should consider funding your policy at a level that has the potential to maximize the investment opportunities within your policy and to minimize the risks associated with market fluctuations.

Depending on the timing and degree of fluctuations in investment returns (and the charges we impose), the Cash Surrender Value will also fluctuate. A lower Cash Surrender Value, under certain circumstances, could result in the lapse of the policy unless the policyowner makes additional premium payments to keep the policy in force. The policy terminates only when and if the Cash Surrender Value is insufficient to pay the Monthly Deduction Charges deducted on each Monthly Deduction Day and the Late Period expires without sufficient payment.

If, on a Monthly Deduction Day, the Cash Surrender Value is less than the Monthly Deduction Charges for the next Policy Month, the policy will go into pre-lapse status. The policy will continue until the expiration of the Late Period, even if all Planned Premiums have been paid. If we do not receive a premium sufficient to take the policy out of pre-lapse status before the end of the Late Period, the policy will lapse and terminate, and no Cash Value or Life Insurance Proceeds will be payable.

We will mail a notice to the policyowner at its last known address, and a copy to the last known assignee in our records, if applicable, at least 31 days before the end of the Late Period, requesting payment of the additional premium amount necessary to keep the policy in force. You should consider paying more premium than requested when making this payment, given the potential impact of market fluctuations and performance-related risk on your Cash Value. During the Late Period, the policy remains in force. If the Insured dies during the Late Period, we will pay the Life Insurance Proceeds. However, these proceeds will be reduced by the amount of any Policy Debt and the amount of any unpaid Monthly Deduction Charges from the beginning of the Late Period through the Policy Month in which the Insured dies.

There will be no more benefits under the policy once it terminates. However, a policyowner can apply to reinstate the policy under certain circumstances. See “Termination and Reinstatement—Reinstatement Option.” If you reinstate the policy, you may not change the PCO upon reinstatement and the Cash Value Enhancement (“CVE”) will not be reinstated.

Potential for Increased Charges

We have the right to increase the charges we deduct, including those connected with the PCOs, at any time up to the guaranteed maximum charges stated in your policy. In addition, we may increase the amount we deduct to conform to changes in the law relating to federal and state premium tax charges that form part of the Premium Expense Charge. (See “Table of Fees and Expenses” and “Charges Associated with the Policy” for more information.)

Risk of Termination from Policy Loans

The larger a policy loan becomes relative to the policy’s Cash Value, the greater the risk that the policy’s Cash Surrender Value will not be sufficient to support the policy’s charges and expenses, including any loan interest due, and the greater the risk of the policy lapsing. Any loan interest payable on a Policy Anniversary that you do not pay will become part of the Policy Debt and will also accrue interest. In addition, if the Policy Debt ever exceeds the Cash Value, we will send a notice to you at your last known address, and a copy to the

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last known assignee on our records. All insurance coverage will end 31 days after the date on which we mail that notice to you if the excess of the Policy Debt over the Cash Value is not paid within that 31 day period.

A loan, repaid or not, has a permanent effect on your Cash Value. The effect could be favorable if the Investment Divisions earn less than the Loan Account crediting rate, or unfavorable, if the Investment Divisions earn more. The longer a loan is outstanding, the greater the potential effect on your Cash Value. If it is not repaid, the aggregate amount of the outstanding loan principal and any accrued interest will reduce the Life Insurance Proceeds that might otherwise be paid.

Unless your policy qualifies as a modified endowment contract, policy loans are not taxable. If a policy is a modified endowment contract, a loan may result in taxable income and tax penalties to you. In addition, if the Policy Debt plus Cash Surrender Value exceeds the Cumulative Premiums, a policy surrender or lapse will generally result in a taxable event to you.

Tax Risks

The section of this prospectus entitled “Federal Income Tax Considerations” describes a number of tax issues that may arise in connection with the policy. These risks include: (1) the possibility that the Internal Revenue Service (“IRS”) may interpret the rules that apply to VUL insurance contracts in a manner that could result in you being treated as the owner of your policy’s pro-rata portion of the assets of the Separate Account; (2) the possibility that the IRS may take the position that the policy does not qualify as life insurance for tax purposes; (3) the possibility that, as a result of policy transactions, including the payment of premiums or increases or decreases in policy benefits, the policy may be treated as a Modified Endowment Contract (“MEC”) for federal income tax purposes, with special rules that apply to policy distributions, including loans; (4) in general, the possibility that the policy may not qualify as life insurance under the IRC after the Insured’s Attained Age becomes 100 and that the owner may be subject to adverse tax consequences at that time; (5) whether and to what extent the Life Insurance Benefit may be received on a tax-free basis in the case of employer-owned life insurance contracts; and (6) the possibility that the IRS may treat a loan as a taxable distribution if there is no spread, or a very small spread, between the interest rate charged on the loan and the interest rate credited on the loaned amount.

Portfolio Risks

A discussion of the risks of allocating Cash Value to one or more of the Investment Divisions can be found in the corresponding Fund’s prospectus.

Information Systems Failures and Cybersecurity Risks

NYLIAC’s ability to administer the policy (and to keep policyowner information confidential) is subject to certain information systems failures and cyber-attack risks that are common to all insurers and financial service providers. (See “Management and Organization—Information Systems Failures and Cybersecurity Risks” for more information on information systems failures and cybersecurity risks.)

Potentially Harmful Transfer Activity

This policy is not designed as a vehicle for market timing. Accordingly, your ability to make transfers under the policy is subject to limitation if we determine, in our sole opinion, that the exercise of that privilege may disadvantage or potentially hurt the rights or interests of other policyowners. We have limitations and restrictions on transfer activity. (See “Description of the Policy—Limits on Transfers” for more information.) Generally, we require that all transfer Requests be submitted through the U.S. Mail or an overnight carrier. However, we may permit, in certain limited circumstances, transfer Requests to be submitted by fax transmission. We cannot guarantee that these limitations and restrictions will be effective in detecting and preventing all transfer activity that could potentially disadvantage or hurt the rights or interests of other policyowners. Potentially harmful transfer activity could result in reduced performance results for one or more Investment Divisions, due to among other things:

•	Portfolio management decisions driven by the need to maintain higher than normal liquidity or the inability to sustain an investment objective;

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•	Increased administrative and Fund brokerage expenses; and/or

•	Dilution of the interests of long-term investors.

An underlying Fund portfolio may reject any order from us if it suspects potentially harmful transfer activity, thereby preventing us from implementing your Request for a transfer. (See “Description of the Policy—Limits on Transfers” for more information on the risks of frequent trading.)

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TABLE OF FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the policy. This first table describes the fees and expenses that you will pay when you purchase the policy, make a premium payment, surrender the policy, take a partial surrender, or transfer Cash Value among Investment Allocation Options.

TRANSACTION FEES

Charge			When Charge Is Deducted		Amount Deducted

Premium Expense Charge for premiums paid up to and including the Target Premium			When premium payment is applied up to Attained Age 100		Current: See Current Premium Expense Charges for the PCOs listed below Guaranteed maximum: 19.00% of premiums paid[1] (for all PCOs)
Policy Years	PCO A	PCO B	PCO C	PCO D	PCO E	PCO F (Individual Charge Option)

1	15.25%	12.25%	9.25%	6.25%	3.25%	15.25%

2-5	11.25%	9.25%	7.25%	5.25%	3.25%	11.25%

6-7	4.25%	4.00%	3.75%	3.50%	3.25%	4.25%

8 +	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%

Premium Expense Charge for premiums paid over the Target Premium (all Policy Years)			When premium payment is applied up to Attained Age 100		Current: 3.50% of premiums paid for PCOs A, B, C, D, and F. 2.50% of premiums paid for PCO E2 Guaranteed maximum: 6.25% of premiums paid for all PCOs
Transfer Charge			At time of transfer		Current: No charge Guaranteed maximum: $100 per transfer after 12 transfers in a Policy Year

Partial Surrender Processing Fee			At time of partial surrender		Current: No charge Guaranteed maximum: $25

1	For all PCOs, the Guaranteed Maximum Premium Expense Charges for premiums paid up to and including the Target Premium are reduced to 15.0% in Policy Years 2-7 and 8.25% in Policy Years 8 and beyond.

2	For all PCOs, the current Premium Expense Charge for premiums paid over the Target Premium is 2.50% in Policy Years 8 and beyond.

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The table below describes the fees and expenses that you will pay periodically during the time that you own the policy, excluding the Fund’s fees and expenses.

PERIODIC CHARGES OTHER THAN FUNDS’ OPERATING EXPENSES

Charge		When Charge Is Deducted		Amount Deducted

Monthly Cost of Insurance Charge (for Corporate-Owned Policies)[1,2]		Each Monthly Deduction Day applied to Attained Age 100

Guaranteed Maximum: $37 per $1,000 of Net Amount at Risk

Guaranteed Minimum: $0.03 per $1,000 of Net Amount at Risk

Representative Insured (Male, Age 45, Non-Smoker, Guaranteed Issue): $0.03 per $1,000 of Net Amount at Risk (Current Charge for Representative Insured in first Policy Year)

Monthly Cost of Insurance Charge (for Individually-Owned Policies)[1,2]		Each Monthly Deduction Day applied to Attained Age 100

Guaranteed Maximum: $37 per $1,000 of Net Amount at Risk

Guaranteed Minimum: $0.03 per $1,000 of Net Amount at Risk

Representative Insured (Male, Age 45, Non-Smoker, Guaranteed Issue): $0.04 per $1,000 of Net Amount at Risk (Current Charge for Representative Insured in first Policy Year)

Monthly Contract Charge		Each Monthly Deduction Day		Current: $0 in Policy Year 1; $5.00 in Policy Years 2+ ($60.00 annually) Guaranteed Maximum: $15.00 ($180 annually)

Monthly M&E Charge as a % of Accumulation Value (annual rates)		Each Monthly Deduction Day		Current: See chart below for the current annual rates applied to the Accumulation Value[3] Guaranteed Maximum: An annual rate of 0.90% applied to the Accumulation Value
Policy Years	PCO A	PCO B	PCO C	PCO D	PCO E	PCO F (Individual Charge Option)

1-15	0.53%	0.35%	0.15%	0.10%	0.34%	0.53%

16-20	0.53%	0.35%	0.15%	0.10%	0.15%	0.53%

21-25	0.53%	0.15%	0.15%	0.10%	0.15%	0.53%

26 +	0.15%	0.15%	0.15%	0.10%	0.15%	0.15%
Monthly Per Thousand Face Amount Charge[4]		Each Monthly Deduction Day

Current[5]:

•  If Insured’s Issue Age is 39 or less: 0.18% of the Face Amount divided by 1,000

•  If Insured’s Issue Age is 40 or greater: 0.28% of the Face Amount divided by 1,000

Guaranteed Maximum[6]: 0.60% of the Face Amount divided by 1,000

Loan Interest		Monthly while loan balance is outstanding		Current: 5.00% per year. Guaranteed Maximum: 8.00% per year.

1

This charge varies based on characteristics of the Insured and the charge shown may not be representative of the charge you will pay. This charge may also vary based upon the state in which your policy is issued (For more information about state variations, please see the section on “State Variations”). To obtain more information about particular Monthly Cost of Insurance Charges and other charges as they apply to your policy, please contact your registered representative.

2

The Monthly Cost of Insurance Charge shown here does not reflect any applicable Monthly Additional Flat Extra charge, which may be imposed based on our underwriting. Even if a Monthly Additional Flat Extra is imposed, your Monthly Cost of Insurance Charge will never exceed the Guaranteed Maximum charge listed in the table above. For more information on Monthly Additional Flat Extra charges, see the sections on “Definitions” and “Charges Associated with the Policy—Deductions from Premium Payments—Monthly Cost of Insurance Charge.”

3

We may increase or decrease the current Monthly M&E Charge for all PCOs if the mortality risk profile of policyowners changes, or if a change in law, regulation or administrative interpretation thereof affects our cost of doing business including, without limitation, a change that eliminates a tax benefit or deduction that increases our after-tax cost of doing business, or if our costs of doing business change for any other reason. We will notify policyowners at least 30 days before the change by prospectus supplement and letter.

4	Based on class of risk, gender, and Issue Age and may change but will not exceed the maximum stated above.

5	For Non-Smoker, the current Monthly Per Thousand Face Amount Charge is 0.00%. The Monthly Per Thousand Face Amount Charge will never exceed the guaranteed maximum stated in the above table.

6	Guaranteed charge applies to Smoker and Non-Smoker.

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The next table shows the minimum and maximum total operating expenses deducted from Fund assets (before any fee waiver or expense reimbursement) during the year ended December 31, 2018. Fund expenses may be higher or lower in the future. More information concerning each underlying Fund’s fees and expenses is contained in the prospectus for each Fund.

Funds’ Annual Operating Expenses (expenses that are deducted from Fund assets)[1,2]
	Minimum	Maximum
Total Annual Fund Companies’ Operating Expenses[2]	0.10%	3.33%

(1)  Expressed as a percentage of average net assets for the fiscal year ended December 31, 2018. This information is provided by the Funds and their agents. The information is based on 2018 expenses, and it may reflect estimated charges. We have not verified the accuracy of this information provided by Funds that are not affiliated with us.

(2)  Expenses that are deducted from Fund company assets, including management fees, distribution (12b-1) fees, and other expenses.

DEFINITIONS

1933 Act: The Securities Act of 1933, as amended.

1940 Act: The Investment Company Act of 1940, as amended.

AAR: Automatic Asset Reallocation.

Accumulation Unit: An accounting unit we use to calculate the value in the Investment Divisions. We use Net Premiums and transfers allocated to the Investment Divisions to purchase Accumulation Units in those Investment Divisions.

Accumulation Value: The sum of the dollar value of the Accumulation Units in all of the Investment Divisions.

Adjusted Cumulative Premiums: The Cumulative Premiums, minus the total partial surrenders taken and any associated processing fees and Policy Debt. Any reductions in the Cumulative Premiums due to partial surrenders, changes to the Life Insurance Benefit Option, and/or Policy Debt will never cause the amount of Adjusted Cumulative Premiums to be less than zero. The contribution of the Adjusted Cumulative Premiums toward the calculation of the Life Insurance Benefit under Option 3(a) will be subject to limitations described in the policy. See “Policy Payment Information—Life Insurance Benefit Options” for more information.

Alternative Cash Surrender Value (“ACSV”): The Cash Surrender Value of the policy plus the Cash Value Enhancement.

Attained Age: The Insured’s Issue Age, plus the number of Policy Years completed since the Policy Date.

Business Day: Any day on which the New York Stock Exchange (“NYSE”) is open for regular trading. Our Business Day ends at 4:00 p.m. Eastern Time or the closing of regular trading on the NYSE, if earlier (Each Business Day is a Valuation Day).

Cash Surrender Value: The Cash Value less Policy Debt. See “Surrenders” for more information.

Cash Value: The sum of (a) the Accumulation Value, (b) the value in the Fixed Account, and (c) the value in the Loan Account.

Cash Value Accumulation Test (“CVAT”): An IRS test to determine whether a policy can be considered life insurance. See “Policy Payment Information—Life Insurance Benefit Options” for more information.

Cash Value Enhancement (“CVE”): The Cumulative Premium Expense Charge, multiplied by the applicable Cash Value Enhancement percentage shown on the Policy Data Page and in “Description of the Policy—The Policy—Cash Value Enhancement.”

CorpExec VUL Plus: Your variable universal life policy.

Cumulative Premiums: An amount representing the sum of the total Planned and Unplanned Premium payments made under the policy.

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Cumulative Premium Expense Charge: The sum of all Premium Expense Charges assessed against the policy for all Planned and Unplanned Premiums paid. This charge will affect the dollar amount of the Cash Value Enhancement—which is a component of the Alternative Cash Surrender Value—and will vary based on your selection of a PCO.

Effective Annual Loan Interest Rate: The rate that is payable in arrears on the Policy Anniversary, as stated on the Policy Data Page, for any loans taken under the policy.

Eligible Portfolios (“Portfolios”): The mutual fund portfolios of the Funds that are available for investment through the Investment Divisions of the Separate Account.

Face Amount: The dollar amount of life insurance under the policy as selected by the policyowner. It equals the initial Face Amount shown on the Policy Data Page, plus or minus any changes made to the initial Face Amount.

FDIC: Federal Deposit Insurance Corporation.

FINRA: The Financial Industry Regulatory Authority, Inc.

Fixed Account: The Investment Allocation Option that credits interest at fixed rates on a daily basis, subject to a minimum guarantee. This rate can change, but will never be less than the GMIR. Assets in the Fixed Account are part of NYLIAC’s General Account.

Fund: An open-end management investment company that is registered with the SEC under the 1940 Act.

General Account: An account representing all of NYLIAC’s assets, liabilities, capital and surplus, income, gains, or losses that are not included in the Separate Account or any other separate account. These assets are subject to the claims of our general creditors. We allocate to this account any Net Premium payments you make during the free look period.

Good Order: A Notice, Request, or Policy Transaction is in “Good Order” if it complies with our administrative procedures and the required information is complete and correct. We may delay our response to a Notice, Request, or Policy Transaction if it is not in Good Order. Good Order generally means our actual receipt of instructions relating to the Request, Notice, or Policy Transaction at our Service Office (or, if permitted, by telephone or electronically to NYLAMN_Service@newyorklife.com), along with all forms and other information or documentation necessary to complete the Policy Transaction. We may determine whether any particular Notice, Request, or Policy Transaction is in Good Order. If you have any questions, you should contact us or your registered representative before submitting a form, Notice, or Request.

Guaranteed Minimum Interest Rate (“GMIR”): The guaranteed minimum interest crediting rate for the Fixed Account, as shown on the Policy Data Page.

Guideline Premium Test (“GPT”): An IRS test to determine whether a policy can be considered life insurance. See “Policy Payment Information—Life Insurance Benefit Options” for more information.

Insured: The person whose life the policy covers, as named in the application and stated on the Policy Data Page.

Investment Allocation Options: The 113 Investment Divisions of the Separate Account and the Fixed Account.

Investment Division: A subaccount of the Separate Account. Each Investment Division invests exclusively in shares of a specified Eligible Portfolio.

IRC: Internal Revenue Code of 1986, as amended.

IRS: The Internal Revenue Service.

Issue Age: Unless otherwise stated, the Insured’s age on the birthday nearest the Policy Date, as shown in the Policy Information section of the Policy Data Page.

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Issue Date: The date we issue the policy, as specified on the Policy Information Section of the Policy Data Page.

Late Period: A period of 62 days after the Monthly Deduction Day when the Cash Surrender Value is less than the Monthly Deduction Charges for the next Policy Month.

Life Insurance Benefit: The benefit calculated under the Life Insurance Benefit Option you have chosen.

Life Insurance Proceeds: The amount we will pay to the beneficiary when we receive due proof in Good Order that the Insured died while the policy is in effect.

Loan Account: The account that holds a portion of Cash Value for the purpose of securing any Policy Debt. It is part of NYLIAC’s General Account.

Loan Value: The amount of Cash Value available to borrow using your policy as sole security. Unless otherwise provided in your policy, the loan value on any given date may equal up to 90% of the Cash Value.

MEC: A modified endowment contract.

Minimum Redemption: The minimum amount that you can redeem from an Investment Division, as stated on the Policy Data Page.

Minimum Transfer: The amount a transfer from one Investment Division to another Investment Division offered under the policy must equal or exceed. The Minimum Transfer to or from an Investment Division is $500.

Monthly Additional Flat Extras: An additional, temporary charge that may be assessed and added to the Monthly Cost of Insurance Charge to cover an additional risk on the Insured, based on our assumption of mortality risk attributable to hazards or hazardous activities whose risks are assessed to be largely independent of age. If applicable, the amount and duration of any Monthly Additional Flat Extra will be displayed on the Policy Data Page.

Monthly Contract Charge: A monthly charge that is deducted from your policy’s Cash Value on the Monthly Deduction Day for the costs of providing certain administrative services, including premium collection, record-keeping, processing claims, and communicating with policyowners, as specified on the Policy Data Page.

Monthly Cost of Insurance Charge: A monthly charge that is deducted from the Cash Value of your policy on the Monthly Deduction Day for the costs of providing a Life Insurance Benefit.

Monthly Deduction Charges: The Monthly Deduction Charges consist of the Monthly Cost of Insurance Charge, Monthly Additional Flat Extras, Monthly M&E Charge, Monthly Contract Charge, Monthly Per Thousand Face Amount Charge, and any applicable monthly rider charges deducted from your policy’s Cash Value.

Monthly Deduction Day: The date as of which we deduct from Cash Value the Monthly Deduction Charges. The first Monthly Deduction Day will be the first monthly anniversary of the Policy Date on or following the Issue Date. However, if we have not received your initial premium payment as of the Issue Date, the first Monthly Deduction Day will be the monthly anniversary of the Policy Date on or following the date we receive the initial premium payment.

Monthly Mortality and Expense (“M&E”) Charge: A monthly charge that is assessed to cover the risk that the group of lives we have insured under our policies will, on average, not live as long as we expect (mortality risk); and the risk that the cost of issuing and administering the policies will be greater than we have estimated (expense risk). This charge will vary based on your selection of a PCO.

Monthly Per Thousand Face Amount Charge: A monthly charge that is based on the Insured’s Issue Age, gender, and class of risk at the time of issue. The Monthly Per Thousand Face Amount Charge for each Face Amount increase is based on the Insured’s Issue Age, gender, and class of risk at the time that increase took effect.

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Net Amount at Risk: The Net Amount of Risk is equal to the Life Insurance Benefit divided by 1.000830 minus the policy’s ACSV, plus any Policy Debt as of the Monthly Deduction Day before the Monthly Cost of Insurance is deducted buy only after the other Monthly Deduction Charges are deducted. See “Life Insurance Benefit Options” for more information.

Net Premium: Premium you pay less the Premium Expense Charge.

Non-Qualified Policy: A VUL insurance policy that is not owned by a Qualified Plan.

Notice: A signed written notice in Good Order which gives us the facts that we need. When you write to us, please include the policy number, the Insured’s full name, and your current address.

NYLIAC: New York Life Insurance and Annuity Corporation.

NYLIC: New York Life Insurance Company.

NYLIFE Distributors: NYLIFE Distributors, LLC.

NYLIFE Securities: NYLIFE Securities, LLC.

NYSE: The New York Stock Exchange.

Planned Premiums: The initial premium and the premium amounts in the amount and frequency you selected in the policy application.

Policy Anniversary: The anniversary of the Policy Date specified on the Policy Data Page. A Policy Anniversary starts a new Policy Year.

Policy Charge Option (“PCO”): The policy charge option that you may select at policy issue. Each PCO determines the amount, timing, and relative allocation between and among the Premium Expense Charges and Monthly Mortality and Expense Charges to your policy and the current interest rate that will be credited to the Fixed Account. For corporate-owned policies, there are five PCOs that may be selected. For individually-owned policies, only one PCO is available. Once a PCO is selected, it may not be changed. For more information, see “Description of the Policy—The Policy—Policy Charge Options.”

Policy Data Page: The policy pages that provide information regarding your policy, such as policy Face Amount, premium payments, and policy charges.

Policy Date: The date we use as the starting point for determining Policy Years and Monthly Deduction Days. Your Policy Date will be the same as your Issue Date, unless you Request otherwise. Generally, you may not choose a Policy Date that is more than six months before your policy’s Issue Date. You can find your Policy Date on the Policy Data Page.

Policy Debt: The outstanding loan(s) under the policy plus any accrued interest.

Policy Month: The monthly period beginning on each Monthly Deduction Day and extending to, but not including, the next Monthly Deduction Day.

Policy Transactions: These include making a payment into the policy, making a transfer among the Investment Allocation Options, taking a partial or full surrender from the policy, and/or taking a loan under the policy.

Policy Year: The year from a Policy Anniversary to, but not including, the next Policy Anniversary. The first Policy Year begins on the Policy Date, and each twelve-month period thereafter.

Premium Expense Charge: A charge deducted from each Planned and Unplanned Premium when that payment is received. This charge will vary based on your selection of a PCO. The Premium Expense Charge is used in the calculation of the Cumulative Premium Expense Charge.

Qualified Plan: An employee benefit plan that is intended to qualify for a special federal income tax treatment under Section 401(a) of the IRC.

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Qualified Policy: A VUL insurance policy owned by a Qualified Plan.

Request: A signed written request in Good Order received at our Service Office which gives us the facts that we need. When you write to us, please include the policy number, the Insured’s full name, and your current address.

SEC: The U.S. Securities and Exchange Commission.

Separate Account: NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I, a segregated asset account NYLIAC established to receive and invest Net Premiums that are allocated to the Investment Divisions. The Separate Account is divided into subaccounts that correspond to the Investment Divisions.

Service Office: As shown on the front cover of this prospectus.

Target Premium: An amount used to determine the Premium Expense Charge. The Target Premium is based on factors that include, but are not limited to: Issue Age, risk class, and Face Amount. Any change to the policy which results in a change to the Face Amount will change the Target Premium.

Unplanned Premium: Premium payments you may make in addition to Planned Premiums.

VUL: Variable Universal Life.

MANAGEMENT AND ORGANIZATION

INSURER

New York Life Insurance and Annuity Corporation

(a wholly owned subsidiary of NYLIC)

51 Madison Avenue

New York, NY 10010

YOUR POLICY

The policy is offered by NYLIAC. Net Premiums allocated to the Investment Divisions are invested in NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I, which has been in existence since May 24, 1996 or to the Fixed Account. The policy offers (1) life insurance protection, (2) a choice of Life Insurance Benefit options, (3) a choice of PCOs, (4) flexible premium payments where you decide the timing and amount of each payment, (5) the ability to increase or decrease the policy’s Face Amount (within certain limits), (6) access to the policy’s Cash Surrender Value through loans and partial surrenders, and (7) the ability to invest in up to 20 Investment Divisions, as well as to the Fixed Account (certain policies may allocate among 35 Investment Divisions; contact us for more information).

The policies are variable. This means that the Cash Value allocated to the Separate Account will fluctuate based on the investment experience of the Investment Divisions you select. The interest credited on the money allocated to the Fixed Account will vary by the PCO elected, and may vary over time within each PCO. NYLIAC does not guarantee the investment performance of the Separate Account or of the Eligible Portfolios. You bear the entire investment risk with respect to amounts allocated to the Investment Divisions of the Separate Account. Each Investment Division has its own investment objective and investment strategy. As a consequence, some Investment Divisions are riskier than others. We offer no assurance that the investment objectives of the Investment Divisions will be achieved. Accordingly, amounts allocated to the Investment Divisions of the Separate Account are subject to the risks inherent in the securities markets and, specifically, to price fluctuations in the Eligible Portfolios’ investments.

The income, gains, and losses credited to, or charged against the Separate Account reflect its own investment experience, and not that of NYLIAC’s other assets. It is important to note that the policy’s assets may be used to pay only those NYLIAC liabilities that arise from the policies. NYLIAC is obligated to pay all amounts promised to policyowners under the policies.

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State Variations

Certain provisions of the policies may differ from the general description in this prospectus. The material state variations are specified in the “State Variations” section. All state variations will be included in your policy, or in endorsements attached to your policy. Please contact your registered representative or us for specific information that may be applicable to your state. (See “State Variations” for details.)

ABOUT THE SEPARATE ACCOUNT

The Separate Account is a segregated asset account that NYLIAC established to receive and invest your Net Premiums. NYLIAC established the Separate Account on May 24, 1996, under the laws of the State of Delaware, in accordance with resolutions set forth by NYLIAC’s Board of Directors. The Separate Account is registered as a unit investment trust with the SEC under the 1940 Act. This registration does not mean that the SEC supervises the management, investment practices, or policies of the Separate Account.

Although the assets of the Separate Account belong to NYLIAC, these assets are held separately from the other assets of NYLIAC, and under applicable insurance law, cannot be charged for liabilities incurred in any other business operations of NYLIAC (except to the extent that assets in the Separate Account exceed the reserves and other liabilities of the Separate Account). These assets are not subject to the claims of our general creditors. The income, capital gains, and capital losses incurred on the assets of the Separate Account are credited to or are charged against the assets of the Separate Account without regard to income, capital gains, and capital losses arising out of any other business NYLIAC may conduct. Therefore, the investment performance of the Separate Account is entirely independent of the investment performance of NYLIAC’s Fixed Account and the performance of any other separate account of NYLIAC.

The Separate Account currently consists of 113 Investment Divisions. Generally, you may invest your Net Premiums in a total of 20 Investment Divisions, as well as to the Fixed Account, at any one time. Certain policies may invest in a total of 35 Investment Divisions and the Fixed Account; contact us for more information. Premium payments allocated to the Investment Divisions are invested exclusively in the corresponding Eligible Portfolios of the Funds. While the policy is in force, you may transfer assets between Investment Allocation Options.

OUR RIGHTS

We may take certain actions relating to our operations and the operations of the Separate Account. We will take these actions in accordance with applicable laws, including obtaining any required approval of the SEC and any other required regulatory approvals. If necessary, we will seek approval of our policyowners.

Specifically, we reserve the right to:

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add, close, substitute, or remove any Investment Division or, at the direction of a Fund, change the name or investment objective of any Investment Division (and the shares of an associated Eligible Portfolio);

•	create new separate accounts;

•	combine the Separate Account with one or more other separate accounts;

•	operate the Separate Account as a management investment company under the 1940 Act or in any other form permitted by law;

•	deregister the Separate Account under the 1940 Act;

•	manage the Separate Account under the direction of a committee or discharge such committee at any time;

•	transfer the assets of the Separate Account to one or more other separate accounts;

•	restrict transfers among and between investment divisions of the Separate Account and to and from the Fixed Account;

•	restrict or eliminate any of the voting rights of policyowners or other persons who have voting rights as to the Separate Account, in accordance with applicable law;

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•	change the amount of any minimum or maximum investments or additional investments; and

•	change the name of the Separate Account.

We may remove an Investment Division if the shares of an Eligible Portfolio are no longer available for investment or if we, in our sole discretion, decide that investment in an Eligible Portfolio is inappropriate given the purposes of the Separate Account. A new Eligible Portfolio may have higher fees and charges than the one it replaces. We will not substitute shares attributable to your interest in an Investment Division until you have been notified of the change, as required by the 1940 Act and we have obtained any necessary regulatory approvals. We may also add new Investment Divisions and/or close one or more Investment Divisions when marketing, tax, investment, or other conditions make it appropriate. We may decide whether or not the new Investment Divisions should be made available to existing policyowners. If we make a substitution or change to the Investment Divisions, we may change your policy to reflect such substitution or change. We will not transfer any amounts invested in an Investment Division without the policyowner’s instructions, except as permitted by law.

THE FIXED ACCOUNT

The Fixed Account is supported by the assets in our General Account, which includes all of our assets except those assets specifically allocated to our various separate accounts. The Fixed Account, including the Guaranteed Minimum Interest Rate and any portion of the Life Insurance Benefits paid from the General Account, are subject to our claims-paying ability and financial strength. These assets are subject to the claims of our general creditors. We can invest the assets of the Fixed Account however we choose, within limits. Your interest in the Fixed Account is not registered under the 1933 Act and the Fixed Account is not registered as an investment company under the 1940 Act. Therefore, generally you do not have the benefits and protections of these statutes for amounts allocated to the Fixed Account. Disclosures regarding the Fixed Account, however, are subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.

INTEREST CREDITING

Any amount in the Fixed Account is credited with interest using a fixed interest rate, which we will declare periodically in advance, and which will be calculated based on the PCO you select with your policy. The current Fixed Account crediting rates for all PCOs on CorpExec VUL Plus policies issued on or after January 1, 2020 are listed in the chart below. Notwithstanding the current Fixed Account crediting rate available with the PCO selected for your policy—a rate that may vary over time—the interest rate credited to the Fixed Account will never be less than 1% per year and the guaranteed maximum spread for all PCOs is 1.80%.

Current Fixed Account Crediting Rates by PCO
Policy Year	PCO A	PCO B	PCO C	PCO D	PCO E	PCO F (Individual Charge Option)

1-15	3.02%	3.12%	3.27%	3.47%	3.07%	3.02%

16-20	3.02%	3.12%	3.42%	3.47%	3.47%	3.02%

21-25	3.02%	3.42%	3.42%	3.47%	3.47%	3.02%

26 +	3.42%	3.42%	3.42%	3.47%	3.47%	3.42%

Interest accrues and is credited daily. All Net Premiums applied to, and amounts transferred to, less amounts withdrawn, transferred from, or charged against the Fixed Account receive the rate in effect at that time.

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HOW TO REACH US FOR POLICY SERVICES

You may reach us at our Service Office, or if permitted, by telephone at (888) 695-4748, or electronically to NYLAMN_Service@newyorklife.com.

All Requests for policy service must be in Good Order. Please review all service Request forms carefully and provide all required information as applicable to the Policy Transaction. If your Request is not in Good Order, we will make every reasonable attempt to notify you in writing. It is important that you inform NYLIAC of an address change so that you can receive important statements.

Faxed or e-mailed service Requests may be acceptable for a limited number of Policy Transactions.

INFORMATION SYSTEMS FAILURES AND CYBERSECURITY RISKS

We rely on technology, including digital communications and data storage networks and systems, to conduct our variable product business activities. Because our business, including our variable product business, is highly dependent upon the effective operation of our computer systems and those of our service providers and business partners, our business is vulnerable to disruptions from utility outages and susceptible to operational and information security risks resulting from information system failures and cyber-attacks. These risks also apply to other insurance and financial services companies and businesses. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption, and unauthorized use, abuse, and/or release of confidential customer (including policyowner and Insured) information. We have established administrative and technical controls and cybersecurity plans, including a business continuity plan, to identify and protect our operations against systems failures and cybersecurity breaches. Despite these controls and plans, systems failures, and cyber-attacks affecting NYLIC, NYLIAC, or any of their affiliates and other affiliated or unaffiliated third-party administrators, underlying funds, intermediaries, and other service providers and business partners may have a material, negative impact on us and your policy Cash Value. For instance, systems failures and cyber-attacks may (i) interfere with our processing of Policy Transactions (including surrenders, partial surrenders, loans, and transfers) or with the underlying Funds or cause operational issues; (ii) impact our ability to calculate Accumulation Unit values and policy’s Cash Values; (iii) cause the release, loss, and/or possible destruction of confidential customer or business information; and/or (iv) subject us and/or our service providers, business partners, and intermediaries to regulatory fines, litigation, and financial losses and/or cause us reputational damage. Systems failures and cybersecurity breaches may also impact the issuers of securities in which the underlying funds invest, which may cause the funds underlying your policy to lose value. There can be no assurance that we, or the underlying funds, or our service providers and business partners, will be able to avoid these risks at all times or avoid losses affecting your policy due to information systems failures or cyber-attacks.

FUNDS AND ELIGIBLE PORTFOLIOS

The assets of each Eligible Portfolio are separate from the others and each such Eligible Portfolio has different investment objectives and policies. As a result, each Eligible Portfolio operates as a separate investment fund and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio. You can make or lose money in any of the Investment Divisions. Portfolios described in this prospectus are different from portfolios that may have similar names but are available directly to the general public. The funds available directly to the general public may have the same adviser, same name, same investment objectives and policies, and substantially similar portfolio securities, but the investment performance may not be the same. You should read the Fund’s prospectus carefully before making any decision concerning the allocation of Net Premium payments to an Investment Division corresponding to a particular Eligible Portfolio and transfers of Cash Value among the Investment Divisions.

We offer no assurance that any of the Eligible Portfolios will attain their respective stated investment objectives.

The Funds’ shares may be available to certain other separate accounts we use to fund our variable annuity contracts offered by NYLIAC. This is called “mixed funding.” Except for the MainStay VP Funds Trust,

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all Funds also make their shares available to separate accounts of insurance companies unaffiliated with NYLIAC. This is called “shared funding.” Although we do not anticipate that any inherent difficulties will result from mixed and shared funding, it is possible that differences in tax treatment or other considerations may cause the interests of owners of various contracts participating in the Funds to be in conflict. In the event that any material conflicts arise from the use of the Funds for mixed and shared funding, we could be required to withdraw from an Eligible Portfolio. For more information about the risks of mixed and shared funding, please refer to the relevant Fund prospectus.

We also receive payments or compensation from the Funds or their investment advisers, or from other service providers of the Funds (who may be affiliates of NYLIAC) in connection with administration, distribution, and other services we provide with respect to the Eligible Portfolios and their availability through the policies. These payments may be derived, in whole or in part, from the advisory fee charged by the Fund and deducted from Fund assets and/or from “Rule 12b-1” fees deducted from Fund assets. These payments are also a factor in our selection of Funds and Eligible Portfolios. NYLIAC may use these payments for any corporate purpose, including payment of expenses that NYLIAC and/or its affiliates incur in promoting, marketing, and administering the policies, and in its role as an intermediary of the Funds. Policyowners, through their indirect investment in the Funds, bear the costs of these advisory and 12b-1 fees.

The Funds and Eligible Portfolios offered through this product are selected by NYLIAC based on several criteria, including asset class coverage, the strength of the manager’s reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. An affiliate of NYLIAC—New York Life Investment Management LLC—manages the MainStay VP Funds Trust and that was a factor in its selection. Another factor that NYLIAC considers during the selection process is whether the Fund or Eligible Portfolio or an affiliate of the Fund will compensate NYLIAC for providing administrative, marketing, and support services that would otherwise be provided by the Fund, the Fund’s investment adviser, or its distributor.

The amounts we receive may be substantial, may vary by Eligible Portfolio, and may depend on how much policy value is invested in the particular Eligible Portfolio or Fund. NYLIAC and its affiliates may profit from these payments. Currently, we receive payments or revenue under various arrangements in amounts up to 0.35% annually of the aggregate net asset value of the shares of some of the Eligible Portfolios held by the Investment Divisions. We also receive compensation under various distribution services arrangements in amounts up to 0.25% annually of the aggregate net asset value of the shares of some of the Eligible Portfolios held by the Investment Divisions. The compensation that your registered representative receives remains the same regardless of which Investment Divisions you choose or the particular arrangements applicable to those Investment Divisions.

The Eligible Portfolios of each Fund, along with their advisers and investment objectives, are listed in the following table. For more information about each of these Portfolios, please read the Fund prospectuses. You should also read a Fund’s prospectus carefully before making any decision about allocating premium payments or a portion of your policy’s Cash Value to an Investment Division corresponding to a particular Eligible Portfolio. Please contact us at (888) 695-4748, or contact your registered representative, if you would like to obtain any of underlying Fund prospectuses.

Funds and Eligible Portfolios	Investment Adviser and Subadviser	Investment Objectives
MainStay VP Funds Trust:	New York Life Investment Management LLC (or “New York Life Investments”)* Subadviser: NYL Investors LLC (“NYLI”)*	• Seeks total return.
MainStay VP Bond—Initial Class
MainStay VP Fidelity Institutional AM® Utilities—Initial Class	New York Life Investments Subadviser: FIAM LLC	• Seeks total return.
MainStay VP Floating Rate— Initial Class	New York Life Investments Subadviser: NYLI	• Seeks high current income.
MainStay VP Income Builder—Initial Class	New York Life Investments	• Seeks current income consistent with reasonable opportunity for future grown of capital and income.

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Funds and Eligible Portfolios	Investment Adviser and Subadviser	Investment Objectives
MainStay VP IQ Hedge Multi-Strategy—Initial Class	NYLI Subadviser: IndexIQ Advisors LLC*

•  Seeks investment returns that correspond (before fees and expenses) generally to the price and yield performance of its underlying index, the IQ Hedge Multi-Strategy Index. The IQ Hedge Multi-Strategy Index seeks to achieve performance similar to the overall hedge fund universe by replicating the “beta” portion of the hedge fund return characteristics (i.e., that portion of the returns that are non-idiosyncratic, or unrelated to manager skill) by using the following hedge fund investment styles: long/short equity; global macro; market neutral; event-driven; fixed-income arbitrage; and emerging markets.

MainStay VP Janus Henderson Balanced—Initial Class	New York Life Investments Subadviser: Janus Capital Management LLC (“Janus”)	• Seeks long-term capital growth, consistent with preservation of capital and balanced current income.
MainStay VP Large Cap Growth—Initial Class	New York Life Investments Subadviser: Winslow Capital Management, Inc.	• Seeks long-term growth of capital.
MainStay VP MacKay Common Stock—Initial Class	New York Life Investments Subadviser: MacKay Shields LLC (“MacKay”)*	• Seeks long-term growth of capital.
MainStay VP MacKay Convertible—Initial Class	New York Life Investments Subadviser: MacKay	• Seeks capital appreciation together with current income.
MainStay VP MacKay Government—Initial Class	New York Life Investments Subadviser: MacKay	• Seeks current income.
MainStay VP MacKay High Yield Corporate Bond—Initial Class	New York Life Investments Subadviser: MacKay	• Seeks maximum current income through investment in a diversified portfolio of high-yield debt securities. Capital appreciation is a secondary objective.
MainStay VP MacKay International Equity—Initial Class	New York Life Investments Subadviser: MacKay	• Seeks long-term growth of capital.
MainStay VP MacKay Mid Cap Core—Initial Class	New York Life Investments Subadviser: MacKay	• Seeks long-term growth of capital.
MainStay VP Mellon Natural Resources—Initial Class	New York Life Investments Subadviser: Mellon Investments Corporation	• Seeks long-term capital appreciation.
MainStay VP U.S. Government Money Market—Initial Class	New York Life Investments Subadviser: NYLI	• Seeks a high level of current income while preserving capital and maintaining liquidity.
AB® Variable Products Series Fund, Inc.:	AllianceBernstein L.P.	• Seeks long-term growth of capital.
AB® VPS Small/Mid Cap Value Portfolio—Class A
AB VPS Small Cap Growth Portfolio—Class A Shares	AllianceBernstein L.P.	• The AB VPS Small Cap Growth Portfolio’s investment objective is to seek long-term growth of capital.
AIM Variable Insurance Funds (Invesco Variable Insurance Funds):	Invesco Advisers, Inc. (“Invesco”) Subadviser: Invesco Asset Management Limited	• Seeks total return, comprised of current income and capital appreciation.
Invesco V.I. Core Plus Bond Fund—Series I Shares

Invesco V.I. Global Real Estate Fund—Series I Shares	Invesco Subadviser: Invesco Asset Management Limited	• Seeks total return through growth of capital and current income.
The Alger Portfolios:	Fred Alger Management, LLC (Weatherbie Capital, LLC)

•  Seeks long-term capital appreciation. The portfolio primarily invests in growth equity securities of U.S. small and mid cap companies identified through our fundamental research as demonstrating promising growth potential.

Alger Weatherbie Specialized Growth Portfolio—Class I-2 Shares

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Funds and Eligible Portfolios	Investment Adviser and Subadviser	Investment Objectives
American Century Variable Portfolios, Inc.:	American Century Investment Management, Inc. (“ACIM”)	• Pursues long-term total return using a strategy that seeks to protect against U.S. inflation.
American Century Investments® VP Inflation Protection Fund—Class I
American Century Investments® VP Mid Cap Value—Class I	ACIM	• Seeks long-term capital growth.
American Century Investments® VP Value—Class I	ACIM	• Seeks long-term capital growth by looking for stocks of companies it believes to be undervalued at the time of purchase.
American Funds Insurance Series®:	Capital Research and Management CompanySM (“CRMC”)	• Seeks high total return (including income and capital gains) consistent with preservation of capital over the long term.
American Funds IS Asset Allocation Fund—Class 1
American Funds IS Blue Chip Income and Growth Fund—Class 1	CRMC	• Seeks to produce income exceeding the average yield on U.S. stocks generally and to provide an opportunity for growth of principal consistent with sound common stock investing.
American Funds IS Global Growth Fund—Class 1	CRMC	• Seeks long-term growth of capital.
American Funds IS Global Small Capitalization Fund—Class 1	CRMC	• Seeks long-term growth of capital.
American Funds IS Growth Fund—Class 1	CRMC	• Seeks growth of capital.
American Funds IS Growth-Income Fund—Class 1	CRMC	• Seeks long-term growth of capital and income.
American Funds IS International Fund—Class 1	CRMC	• Seeks long-term growth of capital.
American Funds IS New World Fund®—Class 1	CRMC	• Seeks long-term capital appreciation.
BlackRock® Variable Series Funds, Inc.:	BlackRock Advisors, LLC (“BlackRock”)	• Seeks high total investment return.
BlackRock® Global Allocation V.I. Fund—Class I
BlackRock® Variable Series Funds II, Inc.:	BlackRock	• Seeks to maximize total return, consistent with income generation and prudent investment management.
BlackRock® High Yield V.I. Fund—Class I
Columbia Variable Portfolios:	Columbia Management Investment Advisers, LLC	• Seeks to provide shareholders with capital appreciation.
Columbia Variable Portfolio—Disciplined Core Fund—Class 1

Columbia Variable Portfolio—Emerging Markets Bond Fund—Class 1	Columbia Management Investment Advisers, LLC	• Seeks to provide shareholders with high total return through current income and, secondarily, through capital appreciation.
Columbia Variable Portfolio—Strategic Income Fund—Class 1	Columbia Management Investment Advisers, LLC	• Seeks total return, consisting of current income and capital appreciation.
Delaware VIP® Trust:	Delaware Management Company (“DMC”)	• Seeks long-term capital appreciation.
Delaware VIP® Emerging Markets Series—Standard Class
Delaware VIP® Small Cap Value Series—Standard Class	DMC	• Seeks capital appreciation.
Delaware VIP® Value Series—Standard Class	DMC	• Seeks long-term capital appreciation.

Deutsche DWS Investments VIT Funds:	DWS Investment Management Americas Inc. (“DIMA”) Subadviser: Northern Trust Investments, Inc.	• Seeks to replicate, as closely as possible, before the deduction of expenses, the performance of the Russell 2000® Index, which emphasizes stocks of small U.S. companies.
DWS Small Cap Index VIP—Class A
Deutsche DWS Variable Series II:	DIMA Subadviser: RREEF America LLC	• Seeks capital appreciation.
DWS Alternative Asset Allocation VIP—Class A
DFA Investment Dimensions Group Inc.:	Dimensional Fund Advisors LP (“DFA”) Subadvisers: Dimensional Fund Advisors Ltd. (“DFA Ltd.”) and DFA Australia Limited (“DFAA”)	• To provide a market rate of return for a fixed income portfolio with low relative volatility of returns.
VA Global Bond Portfolio

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Funds and Eligible Portfolios	Investment Adviser and Subadviser	Investment Objectives
DFA VA Global Moderate Allocation Portfolio	DFA

•  To seek total return consisting of capital appreciation and current income. The Portfolio is a “fund of funds”, which means that the Portfolio uses its assets to purchase other mutual funds managed by DFA.

VA International Small Portfolio	DFA Subadvisers: DFA Ltd. and DFAA	• To achieve long-term capital appreciation.
VA International Value Portfolio	DFA Subadvisers: DFA Ltd. and DFAA	• To achieve long-term capital appreciation.
VA U.S. Large Value Portfolio	DFA	• To achieve long-term capital appreciation.
VA U.S. Targeted Value Portfolio	DFA	• To achieve long-term capital appreciation.
VIT Inflation-Protected Securities Portfolio	DFA Subadvisers: DFA Ltd. and DFAA	• To provide inflation protection and earn current income consistent with inflation-protected securities.
Fidelity® Variable Insurance Products Funds:	Fidelity Management & Research Company (“FMR”)	• Seeks to provide investment results that correspond to the aggregate price and interest performance of the debt securities in the Bloomberg Barclays U.S. Aggregate Bond Index.
Fidelity® VIP Bond Index Portfolio—Initial Class
Fidelity® VIP Emerging Markets Portfolio—Initial Class	FMR Subadvisers: FMRC and other investment advisers	• Seeks capital appreciation.
Fidelity® VIP Extended Market Index Portfolio—Initial Class	FMR Subadvisers: Geode Capital Management, LLC (“Geode”) and FMRC	• Seeks to provide investment results that correspond to the total return of stocks of mid- to small-capitalization U.S. companies.
Fidelity® VIP Freedom 2020 Portfolio(SM)—Initial Class	FMRC	• Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.
Fidelity® VIP Freedom 2030 Portfolio(SM)—Initial Class	FMRC	• Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.
Fidelity® VIP Freedom 2040 Portfolio(SM)—Initial Class	FMRC	• Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.
Fidelity® VIP Freedom 2050 Portfolio(SM)—Initial Class	FMRC	• Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.
Fidelity® VIP Government Money Market Portfolio—Initial Class	FMR Subadvisers: FIMM and other investment advisers	• Seeks as high a level of current income as is consistent with preservation of capital and liquidity.
Fidelity® VIP Growth Opportunities Portfolio—Initial Class	FMR Subadvisers: FMRC and other investment advisers	• Seeks to provide capital growth.

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Funds and Eligible Portfolios	Investment Adviser and Subadviser	Investment Objectives
Fidelity® VIP Health Care Portfolio—Initial Class	FMR Subadvisers: FMRC and other investment advisers	• Seeks capital appreciation.
Fidelity® VIP Index 500 Portfolio—Initial Class	FMR Subadvisers: FMRC and Geode	• Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index.
Fidelity® VIP Investment Grade Bond Portfolio—Initial Class	FMR Subadvisers: FIMM and other investment advisers	• Seeks as high a level of current income as is consistent with the preservation of capital.
Fidelity® VIP International Capital Appreciation Portfolio—Initial class	FMR Subadvisers: FMRC and other investment advisers	• Seeks capital appreciation.
Fidelity® VIP International Index Portfolio—Initial Class	FMR Subadvisers: FMRC and other investment advisers	• Seeks to provide investment results that correspond to the total return of foreign developed and emerging stock markets.
Fidelity® VIP Mid Cap Portfolio—Initial Class	FMR Subadvisers: FMRC and other investment advisers	• Seeks long-term growth of capital.
Fidelity® VIP Real Estate Portfolio—Initial Class	Fidelity SelectCo, LLC, an affiliate of FMR Subadvisers: FMRC and other investment advisers	• Seeks above-average income and long-term capital growth, consistent with reasonable investment risk. The fund seeks to provide a yield that exceeds the composite yield of the S&P 500® Index.
Fidelity® VIP Strategic Income Portfolio—Initial Class	FMR Subadvisers: FIMM, FMRC, FIL Investment Advisors (UK) Limited and other investment advisers	• Seeks a high level of current income and may also seek capital appreciation.
Fidelity® VIP Technology Portfolio—Initial Class	FMR Subadvisers: FMRC and other investment advisers	• Seeks capital appreciation.
Fidelity® VIP Total Market Index Portfolio—Initial Class	FMR Subadvisers: Geode and FMRC	• Seeks to provide investment results that correspond to the total return of a broad range of U.S. stocks.
Janus Aspen Series:	Janus
Janus Henderson Enterprise Portfolio—Institutional Shares		• Seeks long-term growth of capital.
Legg Mason Partners Variable Equity Trust:	Legg Mason Partners Fund Advisor, LLC (“Legg Mason”) Subadviser: ClearBridge Investments, LLC (“ClearBridge”)	• Seeks long-term appreciation of capital.
ClearBridge Variable Appreciation Portfolio—Class I
ClearBridge Variable Large Cap Growth Portfolio—Class I	Legg Mason Subadviser: ClearBridge	• Seeks long-term growth of capital.
ClearBridge Variable Small Cap Growth Portfolio—Class I	Legg Mason Subadviser: ClearBridge	• Seeks long-term growth of capital.

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Funds and Eligible Portfolios	Investment Adviser and Subadviser	Investment Objectives
Legg Mason Partners Variable Income Trust:	Legg Mason Subadviser: Western Asset

•  Seeks to maximize total return consistent with prudent investment management and liquidity needs, by investing to obtain an average duration within 30% of the average duration of the domestic bond market as a whole, as estimated by the fund’s subadvisers.

Legg Mason Western Asset Core Plus VIT Portfolio—Class I

Lincoln Variable Insurance Products Trust:	Lincoln Investment Advisors Corporation (“LIAC”) Subadviser: BAMCO, Inc.	• Seeks capital appreciation through long-term investments in securities of small -sized companies with undervalued assets or favorable growth prospects.
LVIP Baron Growth Opportunities Fund—Standard Class
LVIP Mondrian International Value Fund—Standard Class	LIAC Subadviser: Mondrian Investment Partners Limited	• Seeks long-term capital appreciation as measured by the change in the value of Fund shares over a period of three years or longer.
LVIP SSgA Developed International 150 Fund—Standard Class	LIAC Subadviser: SSgA Funds Management, Inc. (SSGA FM)	• Seeks to maximize long-term capital appreciation.
LVIP SSgA Emerging Markets 100 Fund—Standard Class	LIAC Subadviser: SSGA FM	• Seeks to maximize long-term capital appreciation.
LVIP SSgA Emerging Markets Equity Index Fund—Standard Class	LIAC Subadviser: SSGA FM	• Seeks to provide investment results that, before fees and expenses, correspond generally to the total return of an index that tracks performance of emerging market equity securities.
LVIP SSgA International Index Fund—Standard Class	LIAC Subadviser: SSGA FM	• Seeks to approximate as closely as practicable, before fees and expenses, the performance of a broad market index of non-U.S. foreign securities.
MFS® Variable Insurance Trust:	Massachusetts Financial Services Company (“MFS”)	• Seeks capital appreciation.
MFS® Value Series—Initial Class
MFS® Variable Insurance Trust II:	MFS	• Seeks total return.
MFS® Global Tactical Allocation Portfolio—Initial Class
MFS® International Intrinsic Value Portfolio—Initial Class	MFS	• Seeks capital appreciation.
MFS® International Growth Portfolio—Initial Class	MFS	• Seeks capital appreciation.
MFS® Variable Insurance Trust III:	MFS	• Seeks total return.
MFS® Global Real Estate Portfolio—Initial Class

MFS® New Discovery Value Portfolio—Initial Class	MFS	• Seeks capital appreciation.
MFS® Mid Cap Value Portfolio—Initial Class	MFS	• Seeks capital appreciation.
Morgan Stanley Variable Insurance Fund, Inc. (“VIF”):	MSIM	• Seeks both capital appreciation and current income.
Morgan Stanley VIF Global Infrastructure Portfolio—Class I
Morgan Stanley VIF U.S. Real Estate Portfolio—Class I	MSIM

•  Seeks to provide above-average current income and long-term capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts.

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Funds and Eligible Portfolios	Investment Adviser and Subadviser	Investment Objectives
PIMCO Variable Insurance Trust: PIMCO VIT Emerging Markets Bond Portfolio—Institutional Class	Pacific Investment Management Company LLC (“PIMCO”)	• Seeks maximum total return, consistent with preservation of capital and prudent investment management.
PIMCO VIT Global Bond Opportunities Portfolio (Unhedged)—Institutional Class	PIMCO	• Seeks maximum total return, consistent with preservation of capital and prudent investment management.
PIMCO VIT High Yield Portfolio—Institutional Class	PIMCO	• Seeks maximum total return, consistent with preservation of capital and prudent investment management.
PIMCO VIT Income Portfolio—Institutional Class	PIMCO	• Seeks to maximize current income. Long-term capital appreciation is a secondary objective.
PIMCO VIT International Bond Portfolio (U.S. Dollar-Hedged)—Institutional Class	PIMCO	• Seeks maximum total return, consistent with preservation of capital and prudent investment management.
PIMCO VIT Long-Term U.S. Government Portfolio—Institutional Class	PIMCO	• Seeks maximum total return, consistent with preservation of capital and prudent investment management.
PIMCO VIT Low Duration Portfolio—Institutional Class	PIMCO	• Seeks maximum total return, consistent with preservation of capital and prudent investment management.
PIMCO VIT Real Return Portfolio—Institutional Class	PIMCO	• Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
PIMCO VIT Total Return Portfolio—Institutional Class	PIMCO	• Seeks maximum total return, consistent with preservation of capital and prudent investment management.
T. Rowe Price Equity Series, Inc.: T. Rowe Price Blue Chip Growth Portfolio	T. Rowe Price Associates, Inc. (“T. Rowe Price”)	• Seeks to provide long-term capital growth. Income is a secondary objective.
T. Rowe Price International Series, Inc.: T. Rowe Price International Stock Portfolio	T. Rowe Price	• Seeks long-term growth of capital through investments primarily in the common stocks of established non-U.S. companies.
Thrivent Series Fund, Inc.: Thrivent Aggressive Allocation Portfolio	Thrivent Financial for Lutherans (“Thrivent Financial”)	• Seeks long-term capital growth.
Thrivent Diversified Income Plus Portfolio	Thrivent Financial	• Seeks to maximize income while maintaining prospects for capital appreciation.
Thrivent Global Stock Portfolio	Thrivent Financial	• Seeks long-term capital growth.
Thrivent Mid Cap Index Portfolio	Thrivent Financial	• Seeks total returns that track the performance of the S&P MidCap 400 Index.
Thrivent Mid Cap Stock Portfolio	Thrivent Financial	• Seeks long-term capital growth.
Thrivent Small Cap Index Portfolio	Thrivent Financial	• Seeks capital growth that tracks the performance of the S&P SmallCap 600 Index.
Victory Variable Insurance Funds: Victory RS International VIP Series—Class I Shares	Victory Capital Management Inc.	• Seeks to provide long-term capital appreciation.
Victory RS Small Cap Growth Equity VIP Series—Class I Shares	Victory Capital Management Inc.	• Seeks to provide long-term capital growth.
Voya Variable Portfolios, Inc.: Voya High Yield Portfolio—Class I	Voya Investments, LLC (“Voya”) Subadviser: Voya Investment Management Co. LLC (“VIM”)	• Seeks to provide investors with a high level of income and total return.

Voya Limited Maturity Bond Portfolio—Class I	Voya Subadviser: VIM	• Seeks the highest current income consistent with low risk to principal and liquidity. As a secondary objective, seeks to enhance its total return through capital appreciation.
Voya MidCap Opportunities Portfolio—Class I	Voya Subadviser: VIM	• Seeks long-term capital appreciation.
Voya Russell™ Mid Cap Index Portfolio—Class I	Voya Subadviser: VIM	• Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index.
Voya Small Company Portfolio—Class I	Voya Subadviser: VIM	• Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.
VY® JPMorgan Mid Cap Value—Class I	Voya Subadviser: J.P. Morgan Investment Management Inc.	• Seeks growth from capital appreciation.

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Funds and Eligible Portfolios	Investment Adviser and Subadviser	Investment Objectives
VY® JPMorgan Small Cap Core Equity Portfolio—Class I	Voya Subadviser: J.P. Morgan Investment Management Inc.	• Seeks capital growth over the long-term.

*	An affiliate of NYLIAC.

NYLIAC does not provide investment advice and does not recommend or endorse any particular Eligible Portfolio or Portfolios. NYLIAC is not responsible for choosing the Investment Divisions or the amounts allocated to each. You are responsible for determining that these decisions are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Decisions regarding investment allocations should be carefully considered. You bear the risk of any decline in the value of your policy resulting from the performance of the Portfolios you have chosen. You should consult with your registered representative to determine which combination of Investment Options is most appropriate for you, and periodically review your choices.

Certain portfolios, generally referred to as “funds of funds” or “master-feeder arrangements,” may invest all or substantially all of their assets in portfolios of other funds. In such cases, you will indirectly pay fees and expenses at both portfolio levels, which would reduce your investment return.

Hedging strategies may be employed by certain portfolios to attempt to provide downside protection during sharp downward movements in equity markets. The cost of these strategies could limit the upside participation of the portfolio in rising equity markets relative to other portfolios.

So-called “alternative” investment strategies may also be used by certain portfolios, which may involve non-traditional asset classes. These alternative investment strategies may be riskier than more traditional investment strategies and may involve leverage or use complex hedging techniques, such as options and derivatives. These may offer potential diversification benefits beyond traditional investment strategies.

In addition, some of the Eligible Portfolios may use what are known as “volatility management strategies.” Volatility management strategies are designed to reduce the overall volatility and provide risk-adjusted returns over time. During rising markets, a volatility management strategy, however, could cause your policy Cash Value to rise less than would have been the case had you been invested in a fund with substantially similar investment objectives, policies, and strategies that does not utilize a volatility management strategy. Conversely, investing in a fund that features a volatility management strategy may be helpful in a declining market when high market volatility triggers a reduction in the fund’s equity exposure, because during these periods of high volatility, the risk of losses from investing in equity securities may increase. In these instances, your policy’s Cash Value may decline less than would have been the case had you not been invested in a fund that features a volatility management strategy. The success of the volatility management strategy of a fund depends, in part, on the investment adviser’s ability to effectively and efficiently implement its risk forecasts and to manage the strategy for the fund’s benefit. In addition, the cost of implementing a volatility management strategy may negatively impact performance. There is no guarantee that a volatility management strategy can achieve or maintain the fund’s optimal risk targets, and the fund may not perform as expected. Any negative impact to the performance of a fund due to a volatility management strategy may limit increases in your Cash Value. For more information about the Eligible Portfolios and the investment strategies they employ, please refer to the Funds’ current prospectuses.

Investment selections should be based on a thorough investigation of all of the information regarding the Eligible Portfolios that is available to you, including each Fund’s prospectus, statement of additional information, and annual and semi-annual reports. Other sources, such as the Fund’s website or newspapers and financial and other magazines, provide more current information, including information about any regulatory actions or investigations relating to a Fund or Eligible Portfolio. After you select Investment Divisions for your initial premium, you should monitor and periodically reevaluate your allocations to see if they are still appropriate.

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The Investment Divisions invest in the corresponding Eligible Portfolios. Generally, you can allocate Net Premium payments or transfer Cash Value to a maximum of 20 Investment Divisions from among the 113 Investment Divisions, as well as to the Fixed Account for Net Premium payments . (Certain policies may allocate among 35 Investment Divisions and the Fixed Account; contact us for more information.) You can transfer all or part of the Cash Value of your policy among the Investment Allocation Options tax-free within the limits described in this prospectus.

MONEY MARKET FUND FEES AND GATES

The SEC has adopted rules that provide that all money market funds can impose liquidity fees and/or suspend redemptions under certain circumstances. The liquidity fees can be up to 2% of the amount redeemed, and the suspensions of redemptions (redemption “gates”) can last for 10 business days. Money market funds can impose these fees and gates (which could be applied to all policy transfers, surrenders, partial surrenders, and benefit payments from that portfolio) based on the liquidity of the fund’s assets and other factors.

All types of money market funds have the ability to impose these fees and gates, but government money market funds (that invest at least 99.5% of their assets in government securities, cash, and/or repurchase agreements secured by government securities) are less likely to impose fees and gates. Nevertheless, there remains a possibility that a government money market fund such as the MainStay VP U.S. Government Money Market Portfolio and Fidelity® VIP Government Money Market Portfolio could impose such fees and gates, which could be applied to all policy transfers, surrenders, withdrawals, and benefit payments from the Portfolio.

REINVESTMENT

We automatically reinvest all dividends and capital gains distributions from Eligible Portfolios in additional shares of the distributing Portfolio at their net asset value on the date the dividends or distributions are paid.

INVESTMENT RETURN

The investment return of a policy is based on the number of Accumulation Units you have in each Investment Division of the Separate Account, the amount you have in the Fixed Account, the amount you have in the Loan Account, the investment experience of each Investment Division as measured by its actual net rate of return, and the interest rate we credit on the amount you have in the Fixed Account and/or Loan Account. The Loan Account will be credited with interest at a rate that will never be less than the greater of (i) the Effective Annual Loan Interest Rate, less 2.00%; or (ii) the Fixed Account GMIR.

The investment experience of an Investment Division of the Separate Account reflects increases or decreases in the net asset value of the shares of the corresponding Eligible Portfolio, any dividend or capital gains distributions, and any charges against the assets of the Investment Division. These investment returns do not reflect any other policy charges, and, if they did, the returns shown would be reduced.

We will credit any amounts in the Fixed Account and Loan Account with a fixed interest rate that we declare periodically, in advance, and at our sole discretion. This rate will never be less than an annual rate of 1%. We may credit different interest rates to amounts in the Fixed Account and Loan Account. All Net Premiums applied to the Fixed Account and amounts transferred to the Fixed Account and Loan Account receive the applicable rate in effect on the Business Day we receive the premium payment or process the transfer. Interest rates for subsequent premium payments into the Fixed Account may be different from the rate applied to prior premium payments made into the Fixed Account. Interest rates will fluctuate for the entirety of holdings in the Fixed Account.

Funds may lose value, are not guaranteed, are not a deposit, are not FDIC/National Credit Union Administration-insured, and are not insured by any government agency.

PERFORMANCE CALCULATIONS

From time to time, we may advertise the performance of the Investment Divisions. These performance figures do not include contract or separate account charges such as the Monthly Contract Charge, Premium Expense Charge, Monthly Cost of Insurance Charge, Monthly Per Thousand Face Amount Charge, Monthly Additional Flat Extras, or Monthly M&E Charges.

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Performance data for the Investment Divisions may be compared in advertisements, sales literature or other marketing materials, and reports to shareholders, to: (i) the investment returns on various mutual funds, stocks, bonds, certificates of deposit, tax free bonds, or common stock and bond indexes; and (ii) other groups of variable life insurance separate accounts or other investment products tracked by Lipper Analytical Services or Morningstar Inc. (both of which are widely used independent research firms that rank mutual funds and other investment companies by overall performance, investment objectives, and assets), or tracked by other services, companies, publications, or persons who rank such investment companies on overall performance or other criteria.

Neither NYLIC nor NYLIAC guarantees the investment performance of the Investment Divisions.

We may also advertise a hypothetical illustration of policy values, including all contract charges.

VOTING

We will vote the shares that the Investment Divisions of the Separate Account hold in the Eligible Portfolios at any regular and special shareholder meetings of the Funds. We will vote these shares according to the instructions we receive from our policyowners who have invested their premiums in Investment Divisions that invest in the Fund holding the meeting. However, if the law changes to allow us to vote the shares in our own right, we may decide to do so.

We may, if required by state insurance regulations, disregard voting instructions if they would require shares to be voted so as to cause a change in the sub-classification or investment objectives of one or more of the available Investment Divisions or to approve or disapprove an investment advisory contract for a Fund. In addition, we may disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of the Funds associated with the available Investment Divisions, provided that we reasonably disapprove such changes in accordance with applicable federal or state regulations. If we disregard policyowner voting instructions, we will advise policyowners of our action and the reasons for such action in the next available annual or semi-annual report.

While your policy is in effect, you can provide voting instructions to us for each Investment Division in which you have assets. The number of votes you are entitled to will be determined by dividing the units you have invested in an Investment Division by the net asset value per unit for the Eligible Portfolio underlying that Investment Division.

We will determine the number of votes you are entitled to on the date established by the underlying Fund for determining shareholders that are eligible to vote at the meeting of the relevant Fund. We will send you voting instructions prior to the meeting according to the procedures established by the Fund. We will send proxy materials, reports, and other materials relating to the Fund to each person having a voting interest.

We will vote the Fund shares for which we do not receive timely instructions, and any other shares that we (or our affiliates) own in our own right, in the same proportion as the shares for which we receive timely voting instructions. As a result, because of proportional voting, a small number of policyowners may control the outcome of the vote.

CHARGES ASSOCIATED WITH THE POLICY

As with all life insurance policies, certain charges apply under the policy. The following is a summary explanation of these charges.

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POLICY CHARGE OPTIONS (“PCOs”)

PCOs give policyowners the ability to control how policy charges will be deducted from their premiums and Cash Value. Each PCO determines:

•	the amount, timing, and relative allocation between and among the Premium Expense Charges and Monthly Mortality and Expense Charges to your policy; and

•	the current interest rate that will be credited to the Fixed Account.

Selection of a PCO is important, as differences between these Options may impact the Cash Value, ACSV, Cash Value Enhancement and Life Insurance Proceeds that you will receive under the policy. Depending on the timing of your premium payments and the degree of fluctuation in investment returns, the Cash Value and Life Insurance Proceeds that result from the PCO you select may be more or less favorable than those that would have resulted if you selected another PCO. For more detail on the current Premium Expense and Monthly Mortality and Expense Charges and current Fixed Account crediting rates that will be impacted by your selection of a PCO, see the “Table of Fees and Expense,” “Charges Associated with the Policy—Deductions from Premium Payments—Premium Expense Charge and –Deductions from Cash Value—Monthly Mortality and Expense Charge,” and “Management and Organization—Interest Crediting.”

For corporate-owned policies, policyowners may select one of five PCOs on their application—PCOs A – E. For individually-owned policies, only PCO F—the Individual Charge Option—is available. Once you elect a PCO at policy issue, you may not change it.

Generally, PCOs differ from each other by the: (1) level of current policy charges (Premium Expense Charge, Monthly M&E Charge) deducted from Cash Value or current Fixed Account crediting rates that are applicable in any given Policy Year; and (2) length of the period over which those differences in expenses and interest rates will remain in effect before they converge. The differences between the PCOs with respect to current policy charges and crediting rates are as follows:

PCO A:

•	Premium Expense Charges:

•	higher charges for premiums paid up to Target Premium than those applicable to PCOs B, C, D, and E through Policy Year 7;

•	charges for premiums paid over Target Premium: equal to those applicable to PCOs B, C, and D; and higher than those applicable to PCO E through Policy Year 7; and

•	charges for premiums paid up to and over Target Premium equal to those applicable to all other PCOs after Policy Year 7.

•	Monthly M&E Charges:

•	higher current charges than those applicable to: PCOs B, C, and E through Policy Year 25; and PCO D in all Policy Years; and

•	charges equal to those applicable to PCOs B, C, and E after Policy Year 25.

•	Fixed Account interest rates:

•	lower interest rates than those credited to: PCOs B and C through Policy Year 25; and PCO D and E in all Policy Years; and

•	interest rates equal to those credited to PCO B and C after Policy Year 25.

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PCO B:

•	Premium Expense Charges:

•	higher charges for premiums paid up to Target Premium than those applicable to PCOs C, D, and E through Policy Year 7;

•	lower charges for premiums paid up to Target Premium than those applicable to PCO A/F through Policy Year 7;

•	charges for premiums paid over Target Premium: equal to those applicable to PCO A/F, C, and D; and higher than those applicable to PCO E through Policy Year 7; and

•	charges for premiums paid up to, and over, Target Premium equal to those applicable to all other PCOs after Policy Year 7.

•	Monthly M&E Charges:

•	higher charges than those applicable to: PCOs C and E through Policy Year 20; and PCO D for all Policy Years;

•	lower charges than those applicable to PCO A/F through Policy Year 25; and

•	charges equal to those applicable to PCOs C and E after Policy Year 20; and PCO A/F after Policy Year 25.

•	Fixed Account interest rates:

•	lower interest rates than those credited to: PCOs C through Policy Year 20; PCO D in all Policy Years; and PCO E after Policy Year 15;

•	higher interest rates than those credited to: PCO A/F through Policy Year 25; and PCO E, through Policy Year 15; and

•	interest rates equal to those credited to: PCO C after Policy Year 20; and PCO A/F after Policy Year 25.

PCO C:

•	Premium Expense Charges:

•	higher charges for premiums paid up to Target Premium than those applicable to PCOs D and E through Policy Year 7;

•	lower charges for premiums paid up to Target Premium than those applicable to PCOs A/F and B through Policy Year 7;

•	charges for premiums paid over Target Premium: equal to those applicable to PCOs A/F, B and D; and higher than those applicable to PCO E through Policy Year 7; and

•	charges for premiums paid up to, and over, Target Premium equal to those applicable to all other PCOs after Policy Year 7.

•	Monthly M&E Charges:

•	higher charges than those applicable to PCO D for all Policy Years;

•	lower charges than those applicable to: PCO A/F through Policy Year 25; PCO B through Policy Year 20; and PCO E through Policy Year 15; and

•	charges equal to those applicable to: PCO E after Policy Year 15; PCO B after Policy Year 20; and PCO A/F after Policy Year 25.

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•	Fixed Account interest rates:

•	lower interest rates than those credited to: PCO D in all Policy Years; and PCO E after Policy Year 15;

•	higher interest rates than those credited to: PCO A/F through Policy Year 25; PCO B through Policy Year 20; and PCO E through Policy Year 15; and

•	interest rates equal to those credited to: PCO B after Policy Year 20; and PCO A/F after Policy Year 25.

PCO D:

•	Premium Expense Charges:

•	lower charges for premiums paid up to Target Premium than those applicable to PCO A/F, B, and C through Policy Year 7;

•	higher charges for premiums paid up to Target Premium than those applicable to PCO E through Policy Year 7;

•	charges for premiums paid over Target Premium: equal to those applicable to PCOs A/F, B, and C; and higher than those applicable to PCO E through Policy Year 7; and

•	charges for premiums paid up to and over Target Premium equal to those applicable to all other PCOs after Policy Year 7.

•	Monthly M&E Charges:

•	the lowest charges in all Policy Years than those applicable to all other PCOs.

•	Fixed Account interest rates:

•	the highest interest rates credited through Policy Year 15;

•	higher interest rates than those credited to PCO A/F, B, and C after Policy Year 15; and

•	interest rates equal to those credited to PCO E after Policy Year 15.

PCO E:

•	Premium Expense Charges:

•	the lowest charges for premiums paid up to and over Target Premium than those applicable to all other PCOs through Policy Year 7; and

•	charges for premiums paid up to and over Target Premium equal to those applicable to all other PCOs after Policy Year 7.

•	Monthly M&E Charges:

•	higher charges than those applicable to: PCO D for all Policy Years; and PCO C through Policy Year 15;

•	lower charges than those applicable to: PCO A/F through Policy Year 25; and PCO B through Policy Year 20; and

•	charges equal to those applicable to: PCO C after Policy Year 15; PCO B after Policy Year 20; and PCO A/F after Policy Year 25.

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•	Fixed Account interest rates:

•	lower interest rates than those credited to PCOs B, C, and D through Policy Year 15;

•	higher interest rates than those credited to: PCO A/F in all Policy Years; and PCOs B and C after Policy Year 15; and

•	interest rates equal to those credited to PCO D after Policy 15.

PCO F: Available only for individually-owned policies, PCO F will have different Monthly Cost of Insurance Charges than those available for corporate-owned policies. However, it will have the same current Premium Expense Charges, Monthly M&E Charges, and Fixed Account interest rates as those for PCO A. See comparisons on PCOs B through E above.

While the current Premium Expense Charge, Monthly M&E Charge, and Fixed Account Crediting Rate for each PCOs is subject to change, these charges will never: (1) be greater than the guaranteed maximum charges for the Premium Expense Charge and the Monthly Mortality and Expense Charge; and/or (2) cause the interest rate credited to the Fixed Account to be less than the GMIR. The guaranteed maximum charges for the Premium Expense Charge and the Monthly M&E Charge and the GMIR for the Fixed Account will be the same for all the PCOs.

Factors to Consider in Selecting a PCO

As noted above, PCOs differ from each other by the level of policy charges and current Fixed Account crediting rates that are deducted from and/or credited to your policy Cash Value in any given Policy Year and how long those differences will remain in effect. As a consequence, some PCOs will have significantly higher fees and lower Fixed Account crediting rates than others. In addition, depending on the PCO you select, the compensation of your registered representative or broker-dealer will vary—with greater compensation being generated by PCOs with higher fees and lower Fixed Account crediting rates. These compensation arrangements have the potential to influence the recommendations made by your registered representative or broker-dealer with respect to the PCO, which may, in turn, affect the performance of your policy. As a consequence, your choice of a PCO should be based on your plans with respect to the amount and schedule of premiums paid, levels of risk tolerance (including whether you will allocate premiums to the Fixed Account), your time horizon, and whether a PCO’s costs and benefits are consistent with the compensation received by your registered representative or broker-dealer and your desired level of policy service. Please ask your registered representative to review your various options. You should review several illustrations with different PCOs and various rates of return before you purchase the policy and select a PCO. For more information about comparing PCOs, see “Distribution and Compensation Arrangements.”

DEDUCTIONS FROM PREMIUM PAYMENTS

When we receive a premium payment from you, whether Planned or Unplanned, we will deduct a Premium Expense Charge, which includes a sales expense charge, a state premium tax charge, and a federal premium tax charge. Approximately 3.25% of the Premium Expense Charge applied to premiums paid is currently attributable to the federal and state premium taxes component (decreasing to 2.50% for premiums paid in Policy Year 8 and thereafter). This allocation may change in the future, but the total charge will not exceed the maximums described below.

PREMIUM EXPENSE CHARGE

A Premium Expense Charge is deducted from each Planned and Unplanned Premium payment when that payment is received. We reserve the right to increase this charge in the future, but it will never exceed the maximums stated below. The amount of the Premium Expense Charge in a Policy Year is not necessarily related to our actual sales expenses for that particular year. To the extent that the Premium Expense Charge does not cover sales expenses, they will be recovered from NYLIAC surplus, including any amounts derived from any Monthly Deduction Charges.

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Current—The current Premium Expense Charge is deducted as follows:

During the first Policy Year, we currently deduct the Premium Expense Charge shown below, based on the PCO selected, from any premiums paid up to and including the Target Premium.

	PCO A	PCO B	PCO C	PCO D	PCO E	PCO F (Individual Charge Option)

Policy Year 1	15.25%	12.25%	9.25%	6.25%	3.25%	15.25%

Once the Target Premium for that first Policy Year has been reached, we expect to deduct a Premium Expense Charge of 3.50% from any additional premiums paid in that Policy Year for all PCOs (2.50% for PCO E only).

During Policy Years two through five, we currently expect to deduct the Premium Expense Charge shown below, based on the PCO selected, from any premiums paid up to the Target Premium.

	PCO A	PCO B	PCO C	PCO D	PCO E	PCO F (Individual Charge Option)

Policy Years 2-5	11.25%	9.25%	7.25%	5.25%	3.25%	11.25%

Once the Target Premium for each of those Policy Years has been reached, we expect to deduct a Premium Expense Charge of 3.50% from any additional premiums paid in Policy Years two through five for all PCOs (2.50% for PCO E only).

During Policy Years six and seven, we currently expect to deduct the Premium Expense Charge shown below, based on the PCO selected, from any premiums paid up to and including the Target Premium for each of those Policy Years.

	PCO A	PCO B	PCO C	PCO D	PCO E	PCO F (Individual Charge Option)

Policy Years 6-7	4.25%	4.00%	3.75%	3.50%	3.25%	4.25%

Once the Target Premium for either such Policy Year has been reached, we expect to deduct a Premium Expense Charge of 3.50% from any additional premiums paid in such Policy Years for all PCOs (2.5% for PCO E only).

Beginning in the eighth Policy Year, we currently expect to deduct a Premium Expense Charge of 2.50% from any premiums paid – up to and over the Target Premium – for all PCOs.

Guaranteed maximum—We may increase the Premium Expense Charge in the future, at our discretion, but not above the guaranteed maximums. During the first Policy Year, we guarantee that any Premium Expense Charge we deduct will never exceed 19.00% of any premiums paid up to the Target Premium for all PCOs. Once the Target Premium for that Policy Year has been reached, we will never deduct a Premium Expense Charge of more than 6.25% from any additional premiums in that Policy Year for all PCOs. During Policy Years 2-7, we guarantee that any Premium Expense Charge we deduct will never exceed 15.00% of any premiums paid up to the Target Premium for all PCOs. Once the Target Premium for each of those Policy Years has been reached, we will never deduct a Premium Expense charge of more than 6.25% from any additional

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premiums in each of these Policy Years for all PCOs. Beginning in the eighth Policy Year, we guarantee that any Premium Expense Charge we deduct will never exceed 8.25% of any premiums paid up to the Target Premium for all PCOs. Once the Target Premium for that Policy Year has been reached, we will never deduct a Premium Expense Charge of more than 6.25% from any additional premiums paid in that Policy Year for all PCOs.

The Target Premium, as shown on the Policy Data Page, is based on factors that include, but are not limited to, Insured’s Issue Age, risk class, gender, and the Face Amount of the policy. Any change to the policy which results in a change to the Target Face Amount will change the Target Premium.

DEDUCTIONS FROM CASH VALUE

Each month, we will deduct a Monthly Contract Charge, Monthly Cost of Insurance Charge, Monthly Per Thousand Face Amount Charge, Monthly Additional Flat Extras, Monthly Mortality and Expense Charge, and applicable loan charges.

We will deduct these charges on the Monthly Deduction Day. The first Monthly Deduction Day will be the monthly anniversary of the Policy Date on or following the Issue Date. If the Policy Date is prior to the Issue Date, the deductions made on the first Monthly Deduction Day will cover the period from the Policy Date until the first Monthly Deduction Day. We deduct these charges from the policy’s Cash Value in each Investment Division and the Fixed Account in accordance with the expense charge allocation you made in the policy application. If no expense charge allocation is in effect, monthly deductions will be made pro-rata from each of the Investment Divisions and the Fixed Account.

MONTHLY CONTRACT CHARGE

On each Monthly Deduction Day, we will deduct a Monthly Contract Charge to cover our costs for providing certain administrative services, including collecting premium collection, record-keeping, processing claims, and communicating with policyowners. This charge is not designed to produce a profit.

We currently deduct a Monthly Contract Charge of $0.00 in Policy Year 1 and $5.00 thereafter ($60.00 per year). We guarantee that this charge will never exceed $15.00 per month ($180 annually) in all Policy Years.

MONTHLY COST OF INSURANCE CHARGE

On each Monthly Deduction Day, we will deduct the Monthly Cost of Insurance Charge from the Cash Value of your policy for the cost of providing a Life Insurance Benefit to you. This charge equals (a) multiplied by the result of (b) minus (c), where:

(a)	is the Monthly Cost of Insurance rate per $1,000 of insurance, divided by 1,000;

(b)	is the Life Insurance Benefit as of the Monthly Deduction Day, divided by 1.000830; and

(c)

is the Alternative Cash Surrender Value, plus any Policy Debt as of the Monthly Deduction Day before this Monthly Cost of Insurance Charge is deducted, but only after the other Monthly Deduction Charges are deducted.

The Net Amount at Risk is (b) minus (c).

The Monthly Cost of Insurance Charge will never be less than zero.

The Life Insurance Benefit varies based on the Life Insurance Option chosen. The Cash Value varies based upon the performance of the Investment Divisions selected, interest credited to the Fixed Account and Loan Account, Policy Debt, charges, and premium payments. We determine the initial rate of the Monthly Cost of Insurance based upon our underwriting of your policy and on whether the policy is corporate- or individually-owned. Underwriting determinations are based on various factors including, but not limited to, the Insured’s Issue Age, gender, underwriting class, Policy Year, and Face Amount. We may change these rates from time to time, based on changes in future expectations of various factors, including, but not limited to, mortality,

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investment income, expenses, and persistency. For Insureds rated sub-standard risks, Monthly Additional Flat Extras may be assessed in addition to the Monthly Cost of Insurance Charge due to an Insured’s circumstances including, but not limited to, his or her medical condition, occupation, or motor vehicle or aviation record. Any Monthly Additional Flat Extras (which might apply to certain Insureds based on our underwriting) will also be deducted on each Monthly Deduction Day. If applicable, the amount and duration of these Monthly Additional Flat Extras will be displayed on your Policy Data Page. The cost of insurance rates, however, will never exceed the guaranteed maximum cost of insurance rates for your policy.

We will no longer deduct Monthly Cost of Insurance Charges after the Insured reaches Attained Age 100.

MONTHLY MORTALITY AND EXPENSE CHARGE

We assume a mortality risk that the group of lives we have insured under our policies may, on average, not live as long as we have expected. In addition, we assume an expense risk that the cost of issuing and administering the policies we have sold will be greater than what we have estimated. On each Monthly Deduction Day, we deduct a Monthly M&E Charge based on the Separate Account Value as of that day. This charge varies based on the Separate Account Cash Value and the policy duration.

•

Current—We deduct a Monthly Mortality and Expense Charge based on the policy’s Accumulation Units in the Separate Account, the PCO selected, and the Policy Year. The current Monthly Mortality and Expense Charges (annual rates) for each of the PCOs are listed below.

Policy Years	PCO A	PCO B	PCO C	PCO D	PCO E	PCO F (Individual Charge Option)

1-15	0.53%	0.35%	0.15%	0.10%	0.34%	0.53%

16-20	0.53%	0.35%	0.15%	0.10%	0.15%	0.53%

21-25	0.53%	0.15%	0.15%	0.10%	0.15%	0.53%

26 +	0.15%	0.15%	0.15%	0.10%	0.15%	0.15%

•	Guaranteed Maximum—We guarantee that the Monthly M&E Charge will never exceed an annual rate of 0.90%, or $9.00 per $1,000, of the policy’s Accumulation Units in the Separate Account for all PCOs.

The Monthly M&E Charge will also vary based on the PCO that is applicable to your policy at the time of issue. (See “Description of the Policy—The Policy—Policy Charge Options.”) We may increase or decrease the current Monthly Mortality and Expense Charge if the mortality risk profile of policyowners changes, or if a change in law, regulation, or administrative interpretation thereof affects our cost of doing business including, without limitation, a change that eliminates a tax benefit or deduction that increases our after-tax cost of doing business, or if our costs of doing business change for any other reason. However, the Monthly M&E Charge will never exceed the guaranteed maximum. We will notify policyowners at least 30 days before the change by prospectus supplement and letter.

If the charge is insufficient to cover actual costs and assumed risks, the loss will fall on NYLIAC. We expect to profit from this charge. We may use these funds for any corporate purpose, including expenses relating to the sale of the policies.

MONTHLY PER THOUSAND FACE AMOUNT CHARGE

We currently deduct a Monthly Per Thousand Face Amount Charge that varies based on the Insured’s Issue Age, gender, and class of risk at the time of issue. The Monthly Per Thousand Face Amount Charge for each Face Amount increase is based on the Insured’s Issue Age, gender, and class of risk at the time that increase took effect. We calculate the Monthly Per Thousand Face Amount Charge for the initial Face Amount separately from the Monthly Per Face Amount Charge for any increase in the policy’s Face Amount. The maximum Monthly Per Thousand Face Amount charge for any Policy Year will not be greater than 0.60% of the Face Amount divided by 1,000.

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ALLOCATING EXPENSE CHARGE DEDUCTIONS

You can choose how to allocate deductions from your Cash Value. These include the Monthly Contract Charge, Monthly Cost of Insurance Charge, Monthly Additional Flat Extras, Monthly Per Thousand Face Amount Charge, and Monthly M&E Charge. You can instruct us at the time of the policy application, and any time thereafter, to have expenses deducted from any of the Investment Allocation Options you have chosen, or a combination of those Investment Allocation Options. You can change these instructions at any time.

If the accumulations in the Investment Allocation Options you have chosen for deduction under your policy are insufficient to pay these charges, we will deduct the charges proportionately from each of the other Investment Divisions in your policy and the Fixed Account. If you do not instruct us on how you would like the expenses allocated, we will deduct these charges proportionately from each of the Investment Divisions under your policy and the Fixed Account.

SEPARATE ACCOUNT CHARGES

CHARGES FOR FEDERAL INCOME TAXES

We do not currently deduct a charge for federal income taxes from the Investment Divisions, although we may do so in the future to reflect possible changes in the law.

FUND CHARGES

Each Investment Division of the Separate Account purchases shares of the corresponding Eligible Portfolio at the Accumulation Unit value. The Accumulation Unit value reflects the investment advisory fees and other expenses that are deducted from the assets of a Portfolio by the relevant Fund. The advisory fees and other expenses are not fixed or specified under the terms of the policy and may vary from year to year. These fees and expenses are described in the Funds’ prospectuses.

Certain Eligible Portfolios may also impose liquidity or redemption fees on surrenders and partial surrenders (including transfers) pursuant to SEC Rules including Rules 2a-7 or 22c-2 under the 1940 Act. In such cases, we would administer the Fund fees and deduct them from your Cash Value or Policy Transaction proceeds.

PARTIAL SURRENDER PROCESSING FEE

When you make a partial surrender, we reserve the right to deduct a fee, not to exceed $25, for processing the partial surrender. Currently, we do not charge a fee when you make a partial surrender.

FUND TRANSFER CHARGE

We currently do not charge for transfers made between Investment Divisions. However, we reserve the right to apply a charge, which will not exceed $100, for any transfer in excess of 12 in a Policy Year.

LOAN CHARGES

We currently charge an Effective Annual Loan Interest Rate of 5.00%, payable in arrears. The maximum loan interest rate we will charge is 8.00%. When you Request a loan, an amount equal to the requested loan amount is transferred from the Investment Allocation Options to the Loan Account and this amount is added to any Policy Debt.

When you take a loan against your policy, the loaned amount that we hold in the Loan Account may earn interest at a different rate from the rate we charge you for loan interest. We guarantee that the interest rate we credit on loaned amounts will always be at least the GMIR credited to the Fixed Account for your policy. The rate we currently expect to credit on loaned amounts is 2.00% less than the rate we charge for loan interest. The amount in the Loan Account will be credited with interest at a rate that will never be less than the

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greater of (1) the Effective Annual Loan Interest Rate, less 2.00%; or (2) the Fixed Account GMIR. Interest accrues daily and is credited on the Monthly Deduction Day. These rates are not guaranteed and we can change them at any time, subject to the minimums described above. (See “Loans” for more information.)

HOW THE POLICY WORKS

The following example is based on the charges applicable to a policy issued on or after the date of this prospectus to a corporate policyowner during the first Policy Year, issued on a guaranteed issue basis, non-smoking male Insured, Issue Age 45, with an initial Face Amount of $400,000, and a Target Premium of $17,012, who has selected Life Insurance Benefit Option 1, the CVAT, and PCO A, assuming current charges and a 6.00% hypothetical gross annual investment return, which results in a net annual effective investment return of 5.25% for all years:

	Premium Paid	$7,000
less:	Below Target Premium Expense Charge	1,068
	Above Target Premium Expense Charge	0

equals:	Net Premium	$5,932
less:	Monthly Mortality and Expense Charge (varies monthly)	32
less:	Monthly Cost of Insurance Charge (varies monthly)	142
	Monthly Contract Charge	0
	Monthly Per Thousand Face Amount Charge	0
	Monthly Additional Flat Extras	0
plus:	Net investment performance (varies daily)	307

equals:	Cash Value	$6,065
plus:	Cash Value Enhancement	1,068

equals:	Alternative Cash Surrender Value (as of end of first Policy Year)	$7,133

The example that follows is based on the charges applicable to a policy issued on or after the date of this prospectus to an individual policyowner during the first Policy Year, issued on a guaranteed issue basis, non-smoking male Insured, Issue Age 45, with an initial Face Amount of $400,000, and a Target Premium of $17,012, who has selected Life Insurance Benefit Option 1, the CVAT, and the Individual PCO (Option F), assuming current charges and a 6.00% hypothetical gross annual investment return, which results in a net annual effective investment return of 5.25% for all years:

	Premium Paid	$7,000
less:	Below Target Premium Expense Charge	1,068
	Above Target Premium Expense Charge	0

equals:	Net Premium	$5,932
less:	Monthly Mortality and Expense Charge (varies monthly)	32
less:	Monthly Cost of Insurance Charge (varies monthly)	189
	Monthly Contract Charge	0
	Monthly Per Thousand Face Amount Charge	0
	Monthly Additional Flat Extras	0
plus:	Net investment performance (varies daily)	305

equals:	Cash Value	$6,016

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plus:	Cash Value Enhancement	1,068

equals:	Alternative Cash Surrender Value (as of end of first Policy Year)	$7,084

There is no guarantee that the current charges illustrated above will continue. Depending on the timing and degree of fluctuation in actual investment returns, the actual policy values could be substantially more or less than those shown. A lower value, under certain circumstances, could result in the lapse of the policy unless the policyowner pays more than the stated premium.

DESCRIPTION OF THE POLICY

THE PARTIES

There are three important parties to the policy: the policyowner (or contract owner), the Insured and the beneficiary (or payee). One party can have one or more of these roles. Each party plays an important role in a policy.

POLICYOWNER: This person (persons) or entity can purchase and surrender a policy, and can make changes to it, such as:

•	increase/decrease the Face Amount

•	choose a different Life Insurance Benefit Option

•	elect/add/terminate riders

•	change a beneficiary

•	choose/change underlying Investment Allocation Options

•	take a loan against or take a partial surrender from the Cash Value of the policy.

The current policyowner has the right to transfer ownership to another party/entity. This must be done using our approved “Transfer of Ownership” form in effect at the time of the Request. Please note that the completed Transfer of Ownership form must be sent to our Service Office in Good Order. When we record the change, it will take effect as of the date the form was signed, subject to any payment made or other action we take before recording. Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who becomes the owner of an existing policy. This means the new policyowner will be required to provide its name, address, and other identifying information. A transfer of ownership Request on any variable product requires that the new owner(s) submit financial and suitability information. In addition, following certain types of ownership transfers, you may not be eligible to receive the Alternative Cash Surrender Value upon surrender. For more information about ACSV eligibility, please see “Surrenders—Full Surrenders—Requesting a Surrender.”

INSURED: This individual’s personal information determines the cost of the life insurance coverage and whether the Life Insurance Proceeds become payable.

BENEFICIARY: The beneficiary is the person(s) or entity(ies) the policyowner specifies on our records to receive the Life Insurance Proceeds from the policy. If the policyowner is an individual, he or she may name his or her estate as the beneficiary.

Who is named as policyowner and beneficiary may impact whether and to what extent the Life Insurance Proceeds may be received on a tax-free basis. See the discussion under “Federal Income Tax Considerations—Life Insurance Status of Policy” and “IRC Section 101(j)—Impact on Employer-Owned Policies” for more information.

THE POLICY

The policy provides life insurance protection on the named Insured. We will pay the designated beneficiary the Life Insurance Proceeds if the policy is still in effect when the Insured dies.

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The policy offers:

1.	flexible premium payments where you decide the timing and amount of the payment;

2.	a choice of three Life Insurance Benefit options;

3.	access to the policy’s Cash Value through loans and partial surrender privileges (within limits);

4.	the ability to increase or decrease the policy’s Face Amount of insurance (within limits);

5.	a choice of Policy Charge Options; and

6.	a selection of Investment Allocation Options, consisting of 113 Investment Divisions and a Fixed Account with a GMIR.

Your policy will stay in effect as long as the Cash Surrender Value of your policy is sufficient to pay your policy’s monthly deductions.

HOW THE POLICY IS AVAILABLE

The policy is available only as a Non-Qualified Policy. This means that the policy is not available for use in connection with certain employee retirement plans that qualify for special treatment under the federal tax law. The minimum Face Amount of a policy is $25,000. The policyowner may increase the Face Amount, subject to our underwriting rules in effect at the time of the Request. The Insured may not be older than age 85 as of the Policy Date or the date of any increase in Face Amount. Before issuing any policy (or increasing its Face Amount), the policyowner must give us satisfactory evidence of insurability.

We may issue the policy based on underwriting rules and procedures, which are based on NYLIAC’s eligibility standards. These may include guaranteed issue and full medical underwriting. Under certain arrangements, if our procedures permit guaranteed issue underwriting, the cost of insurance rates are higher for healthy individuals when this method of underwriting is used than under a substantially similar policy that is issued based on full medical underwriting. Therefore, Insureds in good health may be able to obtain coverage more economically under a policy that requires full medical underwriting. Full medical underwriting is available only for corporate-owned policies.

We may issue the policy on a unisex basis in certain states or where applicable. For policies issued on a unisex basis, the policyowner should disregard any reference in this prospectus that makes a distinction based on the gender of the Insured.

POLICY PREMIUMS

Once you have purchased your policy, you can make premium payments as often as you like and for any amount you choose, within limits. Other than the initial premium, there are no required premium payments. However, you may need to make additional premium payments to keep your policy from lapsing. The currently available methods of payments are: direct payments to NYLIAC and any other method to which we agree. (See “Premiums” for more information.)

CASH VALUE

After the free look period has expired, or after we receive your policy delivery receipt, whichever is later, the Cash Value of the policy at any time is the sum of the Accumulation Value in the Separate Account, plus the value in the Fixed Account and the Loan Account. A number of factors affect your policy’s Cash Value, including, but not limited to:

•	the amount and frequency of the premium payments;

•	the investment experience of the Investment Divisions you choose;

•	the interest credited on the amount in the Fixed Account;

•	the amount of any partial surrenders you make (including any charges you incur as a result of such surrenders); and

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•	the amount of charges we deduct.

CASH SURRENDER VALUE

The Cash Surrender Value equals the Cash Value less Policy Debt.

ALTERNATIVE CASH SURRENDER VALUE

The Alternative Cash Surrender Value is equal to the Cash Surrender Value of the policy, plus the Cash Value Enhancement. You are generally not eligible to receive the ACSV if: (a) the policy is assigned, including an assignment made as part of an exchange under IRC Section 1035, or (b) there is a change of policy ownership, unless the new policyowner is: (i) your wholly owned subsidiary or a corporation under which you were a wholly owned subsidiary on the date ownership changed due to a merger or acquisition; or (ii) a trust you established for the purpose of providing employee benefits. The ACSV is not available to support Monthly Deduction Charges or for purposes of a loan or partial surrender. The ACSV is also not available during the Right to Examine period; nor is it available following the expiration of ten Policy Years.

CASH VALUE ENHANCEMENT

The value of the CVE at any time is equal to the Cumulative Premium Expense Charge, multiplied by the CVE percentage shown below by Policy Year.

1	2	3	4	5	6	7	8	9	10	11+

100%	100%	98%	95%	90%	80%	70%	55%	40%	25%	0%

The maximum CVE rate that will be applied to your Cumulative Premium Expense Charge is 120% in all Policy Years during which it is available.

The Cumulative Premium Expense Charge will vary based on the PCO applicable to your policy. (See “The Policy—Policy Charge Options” and “Table of Fees and Expenses—Transaction Fees” for more information.)

The CVE benefit serves as a full or partial return of the Premium Expense Charges previously assessed. A benefit of the CVE to a corporate policy owner is to allow the policies in the early Policy Years to more closely track the corporate liability that the policies are intended to off-set. The difference between the Cumulative Premiums and the Cash Surrender Value is generally greater in the early Policy Years due to the Premium Expense Charges (the upfront costs associated with purchasing the policy) and the lack of time for the policy’s Cash Value potentially to grow.

In the event of a complete surrender in the early Policy Years, the CVE is intended to eliminate or reduce the difference between the Cumulative Premiums and the amount receivable on a complete (full) surrender. This is accomplished by lowering the cost associated with a surrender in the early Policy Years. The ACSV and CVE benefit may not achieve the intended goal.

NYLIAC does not put aside or segregate, or hold any funds or amounts in a separate account or otherwise to specifically support or pay the CVE benefit. The CVE will not reflect investment experience or investment performance of any kind. The CVE benefit amount, if any, will not be paid or made from the policy or policy assets but is a General Account obligation of NYLIAC. Accordingly, the CVE benefit, including the policyowner’s right to receive payment, is subject to NYLIAC’s claims paying ability. Any claim to payment of the CVE benefit may be subordinate to other claims on the General Account in the event NYLIAC becomes insolvent. NYLIAC may postpone payment of the CVE benefit for up to six months from the date of a surrender request.

Policyowners should consult a tax advisor about the tax and accounting treatment of the policy generally and the ACSV and CVE benefit in particular, before purchasing and in connection with selecting a PCO.

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If your policy is reinstated, the CVE will not be reinstated.

INVESTMENT DIVISIONS AND THE FIXED ACCOUNT

We allocate your Net Premium among your selected Investment Divisions available under the policy (See “Management and Organization—Funds and Eligible Portfolios” for our list of available Investment Divisions) and/or the Fixed Account, based on your instructions. Generally, you can allocate your Net Premium among up to any 20 of the 113 Investment Divisions, as well as to the Fixed Account. Certain policies may allocate among 35 Investment Allocation Options and the Fixed Account; contact us for more information.

AMOUNT IN THE SEPARATE ACCOUNT

We use the amount allocated to an Investment Division to purchase Accumulation Units within that Investment Division. We redeem Accumulation Units from an Investment Division when amounts are loaned, transferred, partially surrendered, fully surrendered, or deducted for charges or loan interest. We calculate the number of Accumulation Units purchased or redeemed in an Investment Division by dividing the dollar amount of the Policy Transaction by the Investment Division’s Accumulation Unit value. On any given day, the amount you have in the Separate Account is the value of the Accumulation Units you have in all of the Investment Divisions of the Separate Account. The value of the Accumulation Units you have in a given Investment Division equals the current Accumulation Unit value for the Investment Division multiplied by the number of Accumulation Units you hold in that Investment Division.

DETERMINING THE VALUE OF AN ACCUMULATION UNIT

We calculate the value of an Accumulation Unit at the end of each Business Day. We determine the value of an Accumulation Unit by multiplying the value of that unit on the prior Business Day by the net investment factor.

The net investment factor we use to calculate the value of an Accumulation Unit in any Investment Division is (a) divided by (b), where:

(a) is the net asset value of a Portfolio share, unit, or interest held in the Separate Account for that Investment Division determined at the end of the current Business Day on which we calculate the Accumulation Unit value, plus the per share, unit, or interest amount of any dividends paid or capital gain distributions made by the Portfolio if the ex-dividend date occurs since the end of the immediately preceding Business Day on which we calculate an Accumulation Unit value for that Investment Division; and

(b) is the net asset value of a Portfolio share, unit, or interest held in the Separate Account for that Investment Division determined as of the end of the immediately preceding Business Day on which we calculated an Accumulation Unit value for that Investment Division.

The net investment factor may be greater or less than one. Therefore, the value of an Accumulation Unit may increase or decrease.

AMOUNT IN THE FIXED ACCOUNT

We can limit the amount of Net Premium (and Cash Value) that may be allocated to the Fixed Account, including not allowing any premium to be allocated to the Fixed Account. We have the right to restrict the amount that is transferred to the Fixed Account. Any limitations on transfers are described in the “Transfers Among Investment Divisions and the Fixed Account” below.

The amount you have in the Fixed Account equals:

(1) the sum of the Net Premium payments you have allocated to the Fixed Account;

plus	(2) any transfers you have made from the Separate Account to the Fixed Account;

plus	(3) any interest credited to the Fixed Account based on the PCO you selected;

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less	(4) any partial surrenders you have taken from the Fixed Account;

less	(5) any charges we have deducted from the Fixed Account;

less	(6) any transfers you have made from the Fixed Account to the Separate Account or to the Loan Account.

TRANSFERS AMONG INVESTMENT DIVISIONS AND THE FIXED ACCOUNT

There is no charge for the first twelve transfers in any one Policy Year. NYLIAC may apply a transfer charge, which will not exceed $100, for each transfer in excess of twelve per Policy Year. This charge will be applied on a pro-rata basis to the Investment Allocation Options to which the transfer is being made. Transfer Requests must be submitted to our Service Office.

Transfers among Investment Divisions and from the Investment Divisions to the Fixed Account:

You may transfer all or part of the Cash Value among Investment Divisions and from the Investment Divisions to the Fixed Account. We have the right to establish limits on your ability to transfer all or part of the Cash Value from an Investment Division to the Fixed Account. These limits may include allowing no transfers from the Investment Divisions to the Fixed Account. Only the current transfer limitations are described below. We will provide you 30 days’ notice before imposing any additional limits on transfers.

You may make transfers among Investment Divisions and from the Investment Divisions to the Fixed Account, subject to the following two conditions:

•

Minimum Transfer—Unless we agree otherwise, the minimum amount that may be transferred is the smaller of: (i) $500 or (ii) the value of the Accumulation Units in the Investment Division from which the transfer is made.

•

Minimum Remaining Value—After the transfer, the value of: (i) the remaining Accumulation Units in an Investment Division or (ii) the Fixed Account must be at least $500. If the remaining value would be less than $500, we have the right to include that amount as part of the transfer.

Transfers to or from Investment Divisions will be made based on the Accumulation Unit values on the Business Day on which NYLIAC receives the transfer Request. Transfers received after the close of the NYSE (usually 4 p.m. Eastern Time) on a Business Day, or on a non-Business Day, will be priced as of the next Business Day.

Transfers from the Fixed Account to the Investment Divisions:

You may make transfers from the Fixed Account to the Investment Divisions, subject to limitations that we determine.

We have the right to establish limits on your ability to transfer all of part of the Cash Value from the Fixed Account to an Investment Division. These limits may include allowing no transfers from the Fixed Account to an Investment Division.

•	Minimum Transfer—Unless we agree otherwise, the minimum amount that may be transferred is $500.

•

Minimum Remaining Value—After the transfer, the value remaining in the Fixed Account must be at least $500. If the remaining value would be less than $500, we have the right to include that amount as part of the transfer. (This will apply even in cases where we have limited the maximum that you may transfer, as stated above.)

LIMITS ON TRANSFERS

Procedures Designed to Limit Potentially Harmful Transfers—This policy is not intended as a vehicle for market timing. Generally, we require that all transfer Requests be submitted through the U.S. mail or an overnight carrier. We may permit, in certain limited circumstances for a limited category of policies, transfer Requests to be submitted by fax or e-mail transmission. These requirements are designed to limit potentially harmful transfers.

Your ability to make transfers under the policy is subject to limitation if we determine, in our sole opinion, that the exercise of that privilege may disadvantage or potentially hurt the rights or interests of other policyowners.

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Any modification of the transfer privilege could be applied to transfers to or from some or all of the Investment Divisions. If not expressly prohibited by the policy, we may, for example:

•	reject a transfer Request from you or from any person acting on your behalf;

•	restrict the method of making a transfer;

•	charge you for any redemption fee imposed by an underlying Fund; and/or

•	limit the dollar amount, frequency or number of transfers.

We currently do not include the following transfers in these limitations, although we reserve the right to include them in the future: transfers to and from the Fixed Account, the first transfer into the Investment Divisions at the expiration of the free look period, the first transfer out of the MainStay VP U.S. Government Money Market Investment Division or Fidelity® VIP Government Money Market Portfolio or within six months of the issuance of a policy immediately after funds have been transferred to the MainStay VP U.S. Government Money Market Investment Division or Fidelity® VIP Government Money Market Portfolio at the expiration of the free look period, and transfers made pursuant to the Dollar-Cost Averaging and Automatic Asset Reallocation options.

We may change these limitations or restrictions or add new ones at any time without prior notice; your policy will be subject to these changes regardless of the Issue Date of your policy. All transfers are subject to the limits set forth in the prospectus in effect on the date of the transfer Request, regardless of when your policy was issued. Note, also, that any applicable transfer rules, either as indicated above or that we may utilize in the future, will be applied even if we cannot identify any specific harmful effect from any particular transfer.

We apply our limits on transfers procedures to all owners of this policy without exception.

Orders for the purchase of Eligible Portfolio shares are subject to acceptance by the relevant Fund. We will reject or reverse, without prior notice, any transfer Request into an Investment Division if the purchase of shares in the corresponding Eligible Portfolio is not accepted by the Fund for any reason. For transfers into multiple Investment Divisions, the entire transfer Request will be rejected or reversed if any part of it is not accepted by any one of the Funds. Transfer Requests must be sent to our Service Office. We will provide you with written notice of any transfer Request we reject or reverse. You should read the Fund prospectuses for more details regarding their ability to refuse or restrict purchases or redemptions of their shares. In addition, pursuant to Rule 22c-2 of the 1940 Act, a Fund may require us to share specific policyowner transactional data with them, such as taxpayer identification numbers and transfer information.

Risks Associated with Potentially Harmful Transfers—Our transfer procedures are designed to limit potentially harmful transfers. However, we cannot guarantee that our procedures will be effective in detecting and preventing all transfer activity that could disadvantage or potentially hurt the rights or interests of other policyowners. The risks described below apply to policyowners and other persons having material rights under the policies.

•

We do not currently impose redemption fees on transfers or expressly limit the number or maximum amount of transfers in a given period. Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than our procedures in deterring or preventing potentially harmful transfer activity.

•	Our ability to detect and deter potentially harmful transfer activity may be limited by policy provisions.

(1)

The underlying Eligible Portfolios may have adopted their own policies and procedures with respect to trading of their respective shares. The prospectuses for the underlying Eligible Portfolios, in effect at the time of any trade, describe any such policies and procedures. The trading policies and procedures of an underlying Eligible Portfolio may vary from ours and be more or less effective at preventing harm. Accordingly, the sole protection you may have against potentially harmful frequent transfers is the protection provided by the procedures described herein.

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(2)

The purchase and redemption orders received by the underlying Eligible Portfolios reflect the aggregation and netting of multiple orders from owners of this policy and other variable policies we issue. The nature of these combined orders may limit the underlying Eligible Portfolios’ ability to apply their respective trading policies and procedures. In addition, if an underlying Eligible Portfolio believes that a combined order we submit may reflect one or more transfer Requests from owners engaged in potentially harmful transfer activity, the underlying Eligible Portfolio may reject the entire order and thereby prevent us from implementing any transfers that day. We do not generally expect this to happen.

•

Other insurance companies that invest in the Eligible Portfolios underlying this policy may have adopted their own policies and procedures to detect and prevent potentially harmful transfer activity. The policies and procedures of other insurance companies may vary from ours and be more or less effective at preventing harm. If their policies and procedures fail to successfully discourage potentially harmful transfer activity, there could be a negative effect on the owners of all of the variable policies, including ours, whose Investment Divisions correspond to the affected underlying Eligible Portfolios.

•	Potentially harmful transfer activity could result in reduced performance results for one or more Investment Divisions, due to, among other things:

(1)	an adverse effect on Portfolio management, such as:

a)	impeding a Portfolio manager’s ability to sustain an investment objective;

b)	causing the underlying Eligible Portfolio to maintain a higher level of cash than would otherwise be the case; or

c)	causing an underlying Eligible Portfolio to liquidate investments prematurely (or otherwise inopportune time) to pay partial surrenders or transfers out of the underlying Eligible Portfolio.

(2)	increased administrative and Fund brokerage expenses.

(3)

dilution of the interests of long-term investors in an Investment Division if purchases or redemptions into or out of an underlying Eligible Portfolio are made when, and if, the underlying Eligible Portfolio’s investments do not reflect an accurate value (sometimes referred to as “time-zone arbitrage” and “liquidity arbitrage”).

OPTIONS AVAILABLE AT NO ADDITIONAL CHARGE

DOLLAR-COST AVERAGING

Dollar-Cost Averaging is a systematic method of investing that allows you to purchase shares of the Investment Divisions at regular intervals in fixed dollar amounts so that the cost of your shares is averaged over time and over various market cycles. To set up Dollar-Cost Averaging, you must send a completed Dollar-Cost Averaging form to our Service Office in Good Order. The main objective of Dollar-Cost Averaging is to achieve an average cost per share that is lower than the average price per share in a fluctuating market. Because you transfer the same dollar amount to a given Investment Division with each transfer, you purchase more units in an Investment Division if the value per unit is low and fewer units if the value per unit is high. Therefore, you may achieve a lower than average cost per unit if prices fluctuate over the long term. Similarly, for each transfer out of an Investment Division, you sell more units in an Investment Division if the value per unit is low and fewer units if the value per unit is high. Dollar-Cost Averaging does not assure growth or protect against a loss in declining markets.

If you decide to use the Dollar-Cost Averaging feature, we will ask you to specify:

•	the dollar amount you want to have transferred (minimum transfer $100);

•	the Investment Division from which you want to transfer money;

•	the Investment Division(s) and/or Fixed Account to which you want to transfer money;

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•	the date on which you want the transfers to be made, within limits; and

•	how often you would like the transfers made, either monthly, quarterly, semi-annually, or annually.

You may not make Dollar-Cost Averaging transfers from the Fixed Account, but you may make Dollar-Cost Averaging transfers into the Fixed Account, subject to any limits specified in the section, “Description of the Policy—Investment Divisions and the Fixed Account—Transfers Among Investment Divisions and the Fixed Account.” We do not count Dollar-Cost Averaging transfers against any limitations we may impose on the number of free transfers.

You may elect this option if your Cash Value is $2,500 or more. We will suspend this option automatically if the Cash Value is less than $2,000 on a transfer date. Once the Cash Value equals or exceeds $2,000, the Dollar-Cost Averaging transfers will resume automatically as last requested.

We will make all Dollar-Cost Averaging transfers on the date you specify, or if the date you specify is not a Business Day, on the next Business Day. You may specify any day of the month other than the 29th, 30th or 31st of a month. We will not process a Dollar-Cost Averaging transfer unless we have received a Request. We must receive this Request at least one week before the date Dollar-Cost Averaging transfers are scheduled to begin. If your Request for this option is received less than five Business Days prior to the date you request it to begin, the transfer(s) will begin on the date you have specified in the month following receipt of your Request.

You may cancel the Dollar-Cost Averaging option at any time. To cancel the Dollar-Cost Averaging option, we must receive a Request. You may not elect Dollar-Cost Averaging if you have chosen Automatic Asset Reallocation. However, you have the option of alternating between these two policy features.

AUTOMATIC ASSET REALLOCATION

If you choose this option, we will reallocate your assets automatically on a schedule you select among the Investment Divisions to maintain a predetermined percentage invested in the Investment Division(s) you have selected. For example, you could specify that 50% of the amount you have in the Investment Divisions of the Separate Account be allocated to one Investment Division, while the other 50% be allocated to another Investment Division. Over time, however, performance variations in each of these Investment Division would cause this balance to shift. With the AAR option, we will reallocate the amount you have in the Separate Account among the Investment Divisions you have selected so that they are invested in the percentages you specify. Values in the Fixed Account are excluded from AAR.

We will make AAR transfers either quarterly, semi-annually, or annually (but not monthly), based on your Policy Anniversary. If your Policy Anniversary is on the 29th, 30th, or 31st of a month, the reallocation transfer will occur on the 28th of the month. Your AAR will be cancelled if a premium allocation change or Investment Division transfer is submitted on your behalf and the AAR is not also modified at the time to be consistent with your Investment Division transfer and premium allocation changes. To process AAR transfers, or to cancel or modify an existing AAR, you must send a Request. NYLIAC must receive your request no later than five Business Days prior to the date the transfer(s) are scheduled to begin. If your request for this option is received less than five Business Days prior to the date you request it to begin, the transfer(s) will begin on the date you have specified in the month following receipt of your request.

You may elect this option if your Cash Value in your Separate Account is $2,500 or more. We will suspend this option automatically if your Cash Value in the Separate Account is less than $2,000 on a reallocation date. Once your Cash Value in the Separate Account equals or exceeds this amount, AAR will resume automatically as scheduled. There is no minimum amount which you must allocate among the Investment Divisions under this option. We do not count AAR transfers against any limitations we may impose on the number of free transfers.

You cannot elect AAR if you have chosen Dollar-Cost Averaging. However, you have the option of alternating between these two policy options.

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ATTAINED AGE 100 POLICY ANNIVERSARY

Beginning on the Policy Anniversary on which the Insured’s Attained Age is 100, the Life Insurance Benefit will become the Cash Value for all subsequent years, but the following limitations will apply:

(a)

No further Planned or Unplanned Premiums will be allowed, except as needed to keep your policy from lapsing, and no further deductions for Monthly Cost of Insurance or Monthly Per Thousand Face Amount charges will be made from the Cash Value. We will continue to deduct all other Monthly Deduction Charges.

(b)	The amount in the Fixed Account will continue to accumulate interest.

(c)

You may Request new policy loans and loan interest will continue to accrue on any new and existing loans at the Effective Annual Loan Interest Rate. However, if the amount of the Policy Debt is greater than the Cash Surrender value of your policy, your policy could lapse.

(d)	Partial surrenders and loan repayments will continue to be allowed.

(e)	Changes to the Life Insurance Benefit Option will not be allowed.

(f)	The policy may be surrendered for its proceeds by submitting a Notice to us.

(g)	Any riders attached to your policy will end, unless stated otherwise in the rider.

(h)	Any assets in the Separate Account will continue to participate in the investment experience of the Investment Divisions.

(i)

Transfers among the Investment Allocation Options will continue to be allowed, subject to the limitations described in this prospectus. Please refer to “Investment Divisions and the Fixed Account—Transfers Among Investment Divisions and the Fixed Account” for more information on these limitations.

Your policy may not qualify as life insurance after the Insured’s Attained Age 100 under federal tax law and may be subject to adverse tax consequences. Please consult your tax advisor before choosing to continue the policy or take a policy loan after Attained Age 100.

If your policy is still in effect when the Insured dies, we will pay the Life Insurance Proceeds to the beneficiary.

TAX-FREE “SECTION 1035” INSURANCE POLICY EXCHANGES

Generally, you may exchange one life insurance policy for another in a “tax-free exchange” under Section 1035 of the IRC. Before making an exchange, you should compare both policies carefully. Remember that if you exchange another policy for the one described in this prospectus, you might have to pay a surrender charge on your existing policy and you will have to pay sales expense charges on the new policy. (See “Charges Associated with the Policy—Deductions from Premium Payments—Premium Expense Charge” for more information.) Also, some charges may be higher (or lower) and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, you may have to pay federal income and penalty taxes on the exchange. You should not exchange one policy for another unless you determine, after knowing all of the facts, that the exchange is in your best interest.

Because the final surrender value of your existing policy will be calculated once the new life insurance policy has been approved for issuance, this final surrender value may be impacted by increases or decreases in policy values that result from market fluctuations during the period between submission of the exchange Request and actual processing. The final surrender value may be calculated several Business Days after we receive your exchange Request. Please consult your current insurer for options to potentially mitigate market exposure during this period. In addition, as we will not issue the new policy until we have received an initial premium from your existing insurance company, the issuance of the policy in an exchange could be delayed.

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24 MONTH EXCHANGE PRIVILEGE

Within the first 24 months after the Issue Date of your policy, if you decide that you do not want to own your CorpExec VUL Plus policy, you may exchange it for a policy on the life of the Insured without evidence of insurability.

The new policy will be on a permanent plan of life insurance, which we were offering for this purpose on the Issue Date of the existing policy. The new policy will have a face amount equal to the initial Face Amount of your existing policy. It will be based on the same Policy Date, Insured’s class of risk, gender, and Issue Age, but will not offer variable Investment Allocation Options, such as Investment Divisions. The new policy will have the same provisions and be subject to the same limitations as are in the series of permanent plan life insurance policies being issued by us on that date. Any riders attached to the existing policy will end on the date of exchange, unless we agree otherwise.

To exchange your policy:

•	your policy must be in effect on the date of the exchange;

•	you must repay any Policy Debt;

•	you must send a Request to our Service Office; and

•	if necessary, we will require you to make any adjustment between the premiums and Cash Values of the existing policy and the new policy.

You will have to pay any premium or sales expense charges imposed by the new policy. Upon an exchange of a policy, all benefits will end unless we agree otherwise or unless required under state law.

The date of exchange will be the date we receive your policy, along with a signed application for an exchange, and deem all requirements in Good Order.

When you exchange your policy, all riders, if any, and benefits for that policy will end, unless otherwise required by law or we agree otherwise. Requests received after 4:00 p.m. (Eastern Time) on a Business Day, or on a non-Business Day, will be processed as of the next Business Day.

Policy values may increase or decrease due to market fluctuations during the period between submission of the exchange Request and the issuance of the new policy, which could affect the Cash Value applied to your new policy.

PREMIUMS

For the purpose of determining whether we require additional underwriting when accepting a premium payment, we classify your premium payments as Planned and Unplanned Premiums.

The current available methods of payment are: direct payment to NYLIAC or any other method agreed to by us.

Acceptance of initial and subsequent premium payments is subject to the suitability standards of the selling broker-dealer (including those of our affiliated broker-dealer, NYLIFE Securities).

PLANNED PREMIUM

When you apply for your policy, you select a premium payment schedule, which indicates the amount and frequency of premium payments you intend to make, subject to the limits that we may set. The premium amount you select for this schedule is called your “Planned Premium.” It is shown on your application. Factors that should be considered in determining your premium payment are: age, underwriting class, gender, policy Face Amount, Investment Division performance, and loans.

You may make Planned Premium payments at any time up to the Policy Anniversary on which the Insured’s Attained Age is 100. However, if payment of a Planned Premium will cause the Life Insurance Benefit of your policy to increase more than the Alternative Cash Surrender Value plus Policy Debt will increase, we

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may refuse that payment. In addition, we may require proof of insurability before accepting that payment and applying it to your policy. If we require such proof, we will require a written application and will place a copy of that application in the policy and make it a part of your policy. There is no penalty if a Planned Premium is not paid, since premium payments, other than the first premium payment, are not specifically required. However, we will require one or more additional premium payments in the circumstance where the Cash Surrender Value of your policy is determined to be insufficient to pay the charges needed to keep your policy in effect. Should the additional payment(s) not be made, your policy will lapse.

UNPLANNED PREMIUM

An Unplanned Premium is a payment you make that is not part of the premium schedule you choose.

•

While the Insured is living, you may make Unplanned Premium payments at any time before the Policy Anniversary on which the Insured’s Attained Age is 100. Unplanned Premium payments may only be made after the Attained Age 100 Policy Anniversary in order to keep the policy from lapsing.

•

If payment of an Unplanned Premium would result in an increase in the Life Insurance Benefit greater than the increase in the Alternative Cash Surrender Value plus Policy Debt, we may refuse it. In addition, we may require proof of insurability before accepting that payment and applying it to your policy. If we require such proof, we will require a written application and will place a copy of that application in the policy and make it a part of the policy. The Life Insurance Benefit increase may be necessary for your policy to continue to qualify as life insurance under IRC Section 7702.

•	Any payment not specifically designated as an Unplanned Premium payment or a loan repayment will be credited to your policy as an Unplanned Premium.

•	The minimum Unplanned Premium amount we allow is $50.

•	You may make up to 12 Unplanned Premium payments in a Policy Year.

No premium payment, planned or unplanned, may be in an amount that would jeopardize the policy’s qualification as life insurance under Section 7702 of the IRC.

Subsequent premium payments must be sent to our Service Office in Good Order.

You can call our Service Office to determine if we have received your premium payment.

RISK OF MINIMALLY FUNDED POLICIES

You may make additional Planned or Unplanned Premium payments at any time until the Policy Anniversary when the Insured’s Attained Age is 100. We will require one or more additional premium payments in the circumstance where the Cash Surrender Value of your policy is determined to be insufficient to pay the charges needed to keep your policy in effect. In such event, you may want to consider paying more premium than requested to account for the impact of potential market fluctuations and performance-related risks on your Cash Value. Should the additional payment(s) not be made, your policy will lapse.

Although premium payments are flexible, you may need to make subsequent premium payments so that the Cash Surrender Value of your policy is sufficient to pay the charges needed to keep your policy in effect. In addition, by paying only the minimum premium required to keep the policy in force, you may forego the opportunity to build up significant Cash Value in the policy. A policy that is maintained with a Cash Surrender Value just sufficient to cover deductions and charges or that is otherwise minimally funded is more likely to be unable to maintain its Cash Surrender Value due to market fluctuations and performance-related risks. When determining the amount of your Planned Premium payments, you should consider funding your policy at a level that has the potential to maximize the investment opportunities within your policy and to minimize the risks associated with market fluctuations. (Your policy can lapse even if you pay all of the Planned Premiums on time.)

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TIMING AND VALUATION

Your premium will be credited to your policy on the Business Day that it is received at our Service Office in Good Order, assuming it is received prior to the close of regular trading on the NYSE, generally 4:00 p.m. Eastern Time. Any premiums received in Good Order after that time will be credited to your policy on the next Business Day.

The Portfolio assets making up the Investment Divisions will be valued only on those days that the NYSE is open for trading. Generally, the NYSE is closed on Saturdays, Sundays, and major U.S. holidays.

FREE LOOK (OR “RIGHT TO EXAMINE”)

You have the right to cancel your policy, within certain limits. Under the free look provision of your policy, in most jurisdictions, you have 10 days after you receive your policy to return it and receive a refund. (See “State Variations” for state-by-state details). To receive a refund, you must return the policy in Good Order to our Service Office (or any other address we indicate to you in writing) or to the registered representative from whom you purchased the policy within 10 days of receiving the policy, along with a Request for cancellation.

We will allocate premium payments you make with your application or during the free look period to the General Account until the end of the free look period, unless we have specified otherwise in the “State Variations” section. After the end of the free look period, or the date we receive your policy delivery receipt, whichever is later, we will then allocate the Net Premium plus any accrued interest to the Investment Divisions of the Separate Account or the Fixed Account according to the instructions in your Premium Allocation Form. If you cancel your policy, we will pay you, as of the Business Day either our Service Office or the registered representative through whom you purchased it receives the policy along with the Request for cancellation, the greater of (a) your policy’s Cash Value less Policy Debt, or (b) the total premium payments you have made, less Policy Debt and any partial surrenders you have taken. The ACSV (and CVE) do not apply if you exercise this “free look” or right to cancel.

PREMIUM PAYMENTS

Premium payments should be mailed to our Service Office. Acceptance of initial and subsequent premium payments (whether Planned or Unplanned) are subject to the suitability standards of the selling broker-dealer (including those of our affiliated broker-dealer, NYLIFE Securities).

The currently available methods of payment are: direct payment to NYLIAC and any other method to which we agree.

We apply the Net Premium to the Investment Divisions and/or Fixed Account, according to your instructions.

If you elect the GPT to determine whether your policy qualifies as life insurance under IRC Section 7702, we may limit your premium payments. If the premiums paid during any Policy Year exceed the maximum amount permitted under the GPT, we will return to you the excess amount within 60 days after the end of the Policy Year. The excess amount of the premiums we return to you will not include any gains or losses attributable to the investment return on those premiums. We will credit interest at a rate of not less than 1.00% on those premiums from the date such premiums cause the policy to exceed the amount permitted under the GPT to the date we return the premiums to you. (See “Policy Payment Information—Life Insurance Benefit Options” for more information.) You may call our Service Office to determine whether an additional premium payment would be allowed under your policy.

You may change the premium allocation any time you make a subsequent premium payment by submitting a revised premium allocation form to our Service Office in Good Order. Your revised premium allocation selection will be effective as of the Business Day we receive the revised premium allocation at our Service Office in Good Order. Premium allocation selections received after market close will be effective the next Business Day. The allocation percentages must total 100% and be in whole numbers or, if needed, may contain up to two decimal places.

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PREMIUM PAYMENTS RETURNED FOR INSUFFICIENT FUNDS

If your premium payment is returned by the bank for insufficient funds, we will reverse allocations to the Investment Allocation Options you have chosen and reserve the right to charge you a $100 fee for each returned payment. In addition, the Fund may also redeem shares to cover any losses it incurs as a result of a returned payment. If two consecutive payments by check or electronic premium withdrawals are returned for insufficient funds, this premium payment arrangement will be suspended until you provide Notice to our Service Office that you wish to resume the arrangement and we agree to do so.

POLICY PAYMENT INFORMATION

WHEN LIFE INSURANCE COVERAGE BEGINS

Insurance coverage under the policy will begin on the later of the Policy Date or the date we receive the first Planned Premium payment in Good Order.

The Monthly Deduction Charges will begin on the first Monthly Deduction Day, which will be the monthly anniversary of the Policy Date.

CHANGING THE FACE AMOUNT OF YOUR POLICY

You may increase or decrease the Face Amount of your policy on or after the first Policy Anniversary, subject to the minimum Face Amount limitations and minimum Face Amount increase and decrease amounts shown in the Premium Information section of your Policy Data Page. If you increase the Face Amount, you may be subject to increased Monthly Cost of Insurance rates which in no event will be higher than the Maximum Cost of Insurance Rates on your Policy Data Page. The Face Amount of your policy affects the Life Insurance Benefit to be paid. To increase the Face Amount of your policy, you must send a Request. We may require a written application, signed by you and the Insured, and proof of insurability to increase the Face Amount. Any increase in Face Amount will be subject to our approval and the limits we set, including the Maximum Option 3 Amount listed on your Policy Data Page. If we approve an increase, we will increase the Face Amount on the Monthly Deduction Day on or after the Business Day we approve the increase. Any increase in Face Amount that occurs automatically and without your Request is not subject to evidence of insurability.

You should consider the following consequences when increasing the Face Amount of your policy:

•	possible increased Monthly Cost of Insurance Charges;

•	an additional Monthly Per Thousand Face Amount Charge;

•	a new suicide and contestability period applicable only to the amount of the increase;

•	a change in the life insurance percentage applied to the entire policy under Section 7702 of the IRC; and

•	a possible new seven-year testing period for modified endowment contract status.

The minimum amount allowed for an increase in Face Amount is $1,000. We do not charge a fee for a Face Amount increase.

In addition, on or after the first Policy Anniversary, you may Request a decrease in the Face Amount of your policy. A decrease in the Face Amount is effective on the Monthly Deduction Day on or after the Business Day we receive the policyowner’s Request for the decrease. You should consider the following possible consequences when decreasing the Face Amount of your policy:

•	a change in the total policy Monthly Cost of Insurance Charge;

•	a change in the Monthly Per Thousand Face Amount Charge;

•	possible force-outs of premium if premiums paid exceed the GPT; and

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•	adverse tax consequences.

The decrease will first be applied to reduce the most recent increase in Face Amount. It will then be applied to reduce other increases in the Face Amount and then to the initial Face Amount in the reverse order in which they took place. Decreases are subject to the minimum Face Amount specified in your policy. The minimum amount allowed for a decrease in Face Amount is $1,000. We do not charge a fee for a Face Amount decrease.

The policyowner may change the Face Amount while the Insured is living, but only if the policy will continue to qualify as life insurance under IRC Section 7702 after the change is made. An increase or decrease in Face Amount will cause a corresponding change in the Target Premium.

LIFE INSURANCE PROCEEDS

We will pay proceeds to your beneficiary when we receive satisfactory proof that the Insured died while the policy is in effect. These proceeds will equal:

1) the Life Insurance Benefit calculated under the Life Insurance Benefit Option you have chosen, valued as of the date of death;

plus	2) any additional death benefits available under any available riders, if elected;

less	3) any Policy Debt and any unpaid Monthly Deduction Charges.

We will pay interest on these proceeds from the date the Insured died until the date we pay the proceeds. Interest will accrue at the rate we set each year. It will not be less than that required by law. See “Policy Payment Information—Life Insurance Benefit Options” for more information. We will generally pay a higher rate of interest beginning 31 calendar days from the latest of:

a)	the date that we receive due proof of the Insured’s death in Good Order;

b)	the date that we receive sufficient information to determine our liability, the extent of that liability, and the appropriate payee legally entitled to the Life Insurance Proceeds; and

c)

the date that legal impediments to payment of Life Insurance Proceeds that depend on the action of parties other than us are resolved and sufficient evidence of the same is provided to us. Legal impediments to payment include, but are not limited to, the establishment of guardianships and conservatorships, the appointment and qualification of trustees, executors and administers, and the submission of important information required to satisfy state and federal reporting requirements.

See your policy and “State Variations” for more information.

Beginning on the Policy Anniversary on which the Insured’s Attained Age is 100, the Face Amount, as shown on the Policy Data Page, will no longer apply. Instead, the Life Insurance Benefit under the policy will equal the Cash Value. We will reduce the amount of the Life Insurance Benefit proceeds by any Policy Debt. Also, no further monthly deductions will be made for the Monthly Cost of Insurance Charge and Per Thousand Face Amount Charge. For more information about your policy as of the Policy Anniversary when the Insured’s Attained Age is 100, see “Description of the Policy—Attained Age 100 Policy Anniversary.” The federal income tax treatment of a life insurance policy is uncertain after the Insured’s Attained Age is 100. See “Federal Income Tax Considerations.”

Every state has unclaimed property laws, which generally declare a life insurance policy to be abandoned after a period of inactivity of three to five years from the date the Insured’s Attained Age is 100 or the date the Life Insurance Benefit is due and payable. For example, if the payment of a Life Insurance Benefit has been triggered, but, if after a thorough search, we are unable to locate the beneficiary of the Life Insurance Benefit, or the beneficiary does not come forward to claim the Life Insurance Benefit in a timely manner, the Life Insurance Benefit may be paid to the abandoned property division or unclaimed property office of the state in which the beneficiary or the Insured last resided, as shown on our books and records, or to Delaware (our

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state of domicile). This escheatment is revocable, however, and the state is obligated to pay the Life Insurance Benefit (without interest) if your beneficiary steps forward to claim it with the proper documentation. To prevent such escheatment, it is important that you update your beneficiary designation, including addresses, if and as they change. Please contact us at 1(888) 695-4748 or send a Notice to our Service Office (or any other address we indicate to you in writing) to make such changes.

PAYEES

The beneficiary is the person(s) or entity(ies) you have specified in our records to receive the Life Insurance Proceeds from your policy. You have certain options regarding the policy’s beneficiary:

•	You name the beneficiary when you apply for the policy. The beneficiary will receive the Life Insurance Proceeds after the Insured dies.

•	You may elect to have different classes of Beneficiaries, such as primary and secondary, where these classes determine the order of payment. You may identify more than one beneficiary per class.

•

To change a revocable beneficiary while the Insured is living, you must send a Request. Generally, the change will take effect as of the date the Request is signed, unless otherwise specified by the policyowner and subject to any payments we made or actions we have already taken.

•

If no beneficiary is living when the Insured dies, we will pay the Life Insurance Proceeds to you (the policyowner) or if you are deceased, to your estate or your successor in interest, unless we have other instructions from you to do otherwise.

You may name only those individuals who are able to receive payments on their own behalf as payees or successor payees, unless we agree otherwise. We may require proof of the age of the payee or proof that the payee is living. If we still have an unpaid amount, or there are some payments which still must be made when the last surviving payee dies, we will pay the unpaid amount with interest to the date of payment, or pay the present value of the remaining payments, to that payee’s estate. We will make this payment in one sum. The present value of the remaining payments is based on the interest rate used to compute them, and is always less than their sum.

HOW WE WILL PAY LIFE INSURANCE PROCEEDS

We will pay the Life Insurance Proceeds in a lump sum. After the death of the Insured, we will pay the beneficiary a single check for the amount of the Life Insurance Proceeds. Any Life Insurance Proceeds paid in one sum will include interest from the date of the Insured’s death to the date of payment. We set the interest rate each year. The rate will be at least the rate required by law.

WHEN WE PAY LIFE INSURANCE PROCEEDS

If the policy is still in effect, we will pay any Cash Surrender Value or, if applicable, Alternative Cash Surrender Value, partial surrenders, loan proceeds, or the Life Insurance Proceeds generally within seven days after we receive all of the necessary requirements at our Service Office in Good Order.

Under the following situations, payment of proceeds may be delayed:

•

We may delay payment of any loan proceeds attributable to the Separate Account, any partial surrenders from the Separate Account, the Cash Surrender Value, the Alternative Cash Surrender Value, or the Life Insurance Proceeds during any period that:

(1) we are unable to determine the amount to be paid because the NYSE is closed (other than customary weekend and holiday closings), trading is restricted by the SEC, an emergency exists, or an Eligible Portfolio suspends redemptions pursuant to SEC Rules 2a-7 or 22e-3 under the 1940 Act or otherwise; or

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(2) the SEC, by order, permits us to delay payment in order to protect our policyowners.

•

We may delay payment of any portion of any loan, CVE, or surrender Request, including Requests for partial surrenders, from the Fixed Account for up to six months from the date we receive your Request.

•

We may delay payment of the entire Life Insurance Proceeds if we contest the payment. We investigate all death claims that occur within the two-year contestable period. Upon receiving information from a completed investigation, we will make a determination, generally within five days, as to whether the claim should be authorized for payment. Payments are made promptly after the authorization.

•

Federal laws made to combat terrorism and prevent money laundering by criminals might, in certain circumstances, require us to reject a premium payment and/or “freeze” a policy. If these laws apply to a particular policy(ies), we would not be allowed to pay any Request for transfers, partial surrenders, surrenders, loans, or Life Insurance Proceeds. If a policy or an account is frozen, the Cash Value would be moved to a special segregated interest-bearing account and held in that account until we receive instructions from the appropriate federal regulator.

•

If you have submitted a recent check or draft, we have the right to defer payment of any surrenders, loans, Life Insurance Proceeds, or amounts due pursuant to the free look provision until such check or draft has been honored. It may take up to 15 days for a check to clear through the banking system.

We will pay interest on Life Insurance Proceeds from the date the Insured died until the date we pay the proceeds. Under certain circumstances, we may pay additional interest, as described in “Life Insurance Proceeds.” We set the interest rate each year. It will not be less than that required by law.

LIFE INSURANCE BENEFIT OPTIONS

Under your policy, the Life Insurance Benefit depends on the Life Insurance Benefit Option you choose. Your policy offers three options:

Option 1—	The Life Insurance Benefit under this option is equal to the greater of (a) the Face Amount of the policy, or (b) a percentage of the sum of the Alternative Cash Surrender Value plus any Policy Debt necessary for the policy to qualify as life insurance under Section 7702 of the IRC.

Option 2—	The Life Insurance Benefit under this option is equal to the greater of (a) the sum of the Face Amount of the policy plus the Alternative Cash Surrender Value plus any Policy Debt, or (b) a percentage of the sum of the Alternative Cash Surrender Value plus any Policy Debt necessary for the policy to qualify as life insurance under Section 7702 of the IRC.

Option 3—	The Life Insurance Benefit under this option is equal to the greater of (a) the sum of the Face Amount of the policy plus any Adjusted Cumulative Premiums up to, but not exceeding, the Maximum Option 3 Amount listed on the Policy Data Page, or (b) a percentage of the sum of the Alternative Cash Surrender Value plus any Policy Debt necessary for the policy to qualify as life insurance under Section 7702 of the IRC.

The Cash Value and, if applicable, the Alternative Cash Surrender Value will fluctuate due to the performance results of the Investment Divisions you choose. We subtract any Policy Debt and any Monthly Deduction Charges incurred but not yet deducted, and then credit any applicable interest on the balance. We pay interest on the Life Insurance Proceeds from the date of death to the date the Life Insurance Proceeds are paid. We set the interest rate each year. It will not be less than that required by law.

Under IRC Section 7702, a policy may be treated as life insurance for federal tax purposes if, at all times, it meets either the GPT or the CVAT. Under any of the Life Insurance Benefit Options, the Life Insurance Benefit cannot be less than the policy’s Alternative Cash Surrender Value plus Policy Debt, times a percentage determined from the appropriate IRC Section 7702 qualification test. You must choose either the GPT or CVAT before the policy is issued. Once the policy is issued, you may not change to a different table. The Life Insurance Benefit will vary depending on which test is used. You can find the table that contains the percentages on the Policy Data Page.

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The GPT has two components, a premium limit component and a corridor component. The premium limit restricts the amount of premium that can be paid into a policy. The corridor requires that the Life Insurance Benefit be at least a certain percentage (varying each year by the Insured’s Attained Age) of the Alternative Cash Surrender Value. The CVAT does not have a premium limit, but does have a corridor that requires that the Life Insurance Benefit be at least a certain percentage (varying based on Attained Age, gender, and risk class of the Insured) of the Alternative Cash Surrender Value.

The corridor under the CVAT is different than the corridor under the GPT. Specifically, because the percentages used for GPT corridor are lower than under the CVAT, a GPT corridor policy must attain a higher level of Alternative Cash Surrender Value before the relevant IRC table will result in an automatic Life Insurance Benefit increase. Any such automatic increase in the Life Insurance Benefit may result in additional Cost of Insurance charges. Therefore, a CVAT policy is more likely to incur such additional charges than a GPT policy.

In deciding whether or not to choose the CVAT, you should consider that the CVAT generally permits more premiums to be contributed to a policy, but may require the policy to have a higher Life Insurance Benefit. (See below for examples of the impact of these tests on sample Life Insurance Benefit Options.)

Assuming your Life Insurance Benefit does not increase to meet the requirements of IRC Section 7702, and assuming the same Face Amount and premium payments under these options:

•

If you choose Option 1, your Life Insurance Benefit will not vary in amount, and generally you will have lower total policy cost of insurance charges and lower Life Insurance Proceeds than under Options 2 or 3.

•

If you choose Option 2, your Life Insurance Benefit will vary with your policy’s Cash Value and you will generally have higher total policy cost of insurance charges and higher Life Insurance Proceeds than under Option 1. While this option may allow you to accumulate Cash Value, the Life Insurance Benefit will be subject to an investment risk.

•

If you choose Option 3, your Life Insurance Benefit will vary with your policy’s Adjusted Cumulative Premium and you will generally have higher total policy cost of insurance charges and higher Life Insurance Proceeds than under Option 1. While this option does not subject you to the investment risk that could result from electing Option 2, it may not provide you with the potential to maximize investment opportunities.

The Life Insurance Benefit Option you choose will affect your policy’s Target Premium via its constituent Face Amount (See “Distribution and Compensation Arrangements” for more information). As Target Premiums, in turn, affect the amount of compensation received by your registered representative, they have the potential to influence the recommendation made by your registered representative or broker-dealer as to the Face Amount that will form part of the Life Insurance Benefit Option you choose.

There is no minimum Life Insurance Proceeds guarantee associated with the policy.

Tax law provisions relating to “employer-owned life insurance contracts” may impact whether and to what extent the Life Insurance Proceeds may be received on a tax-free basis. You may be required to take certain actions before acquiring the policy to ensure that such benefit may be received on a tax-free basis. See the discussion under “Federal Income Tax Considerations—Life Insurance Status of Policy—IRC Section 101(j)—Impact on Employer-Owned Policies” for more information.

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EFFECT OF INVESTMENT PERFORMANCE ON THE LIFE INSURANCE BENEFIT

Positive investment experience in the Investment Divisions may result in a Life Insurance Benefit that will be greater than the Face Amount, but negative investment experience will never result in a Life Insurance Benefit that will be less than the Face Amount, so long as the policy remains in force.

Example 1: The following example shows how the Life Insurance Benefit varies as a result of investment performance on a policy, assuming that Life Insurance Benefit Option 1 and the GPT table have been selected and that the Insured is a male with a Non smoker underwriting class, and assuming that the age at death is 45:

	Policy A	Policy B
(1) Face Amount	$100,000	$100,000
(2) Alternative Cash Surrender on Date of Death	$50,000	$40,000
(3) Percentage on Date of Death from GPT Table	215%	215%
(4) Alternative Cash Surrender Value multiplied by Percentage from GPT Table	$107,500	$86,000
(5) Life Insurance Benefit = Greater of (1) and (4)	$107,500	$100,000

Example 2: The following example shows how the Life Insurance Benefit varies as a result of investment performance on a policy, assuming that Life Insurance Benefit Option 1 and the CVAT table have been selected and that the Insured is a male with a Nonsmoker underwriting class, and assuming that the age at death is 45:

	Policy A	Policy B
(1) Face Amount	$100,000	$100,000
(2) Alternative Cash Surrender on Date of Death	$50,000	$40,000
(3) Percentage on Date of Death from CVAT Table	380%	380%
(4) Alternative Cash Surrender Value multiplied by Percentage from CVAT Table	$190,000	$152,000
(5) Life Insurance Benefit = Greater of (1) and (4)	$190,000	$152,000

CHANGING YOUR LIFE INSURANCE BENEFIT OPTION

On or after the first Policy Anniversary, you may change the Life Insurance Benefit Option while the Insured is alive. We reserve the right to limit the number of changes to the Life Insurance Benefit Option. A Request for a change to the Life Insurance Benefit Option will be subject to our approval and the limits we set. We may require a written application signed by the policyowner and the Insured, and proof of insurability. Any change will take effect on the Monthly Deduction Day on or after the date we approve the policyowner’s Request. Any change will be subject to our approval and the limits we set. The Face Amount of the policy after a change in option will be an amount that results in the Life Insurance Benefit after the change being equal to the Life Insurance Benefit before the change.

Changes from Option 1 to Option 2 If you change from Option 1 to Option 2, the Face Amount of the policy will be decreased by the sum of the Alternative Cash Surrender Value plus Policy Debt.	Changes form Option 2 to Option 1 If you change from Option 2 to Option 1, the Face Amount of the policy will be increased by the Alternative Cash Surrender Value plus Policy Debt.

Changes from Option 3 to Option 1 If you change from Option 3 to Option 1, the Face Amount of the policy will increase by the Adjusted Cumulative Premiums.	Changes from Option 3 to Option 2 If you change from Option 3 to Option 2, the Face Amount of the policy will increase by the difference between the ACSV and the Adjusted Cumulative Premiums.

Changes to Option 3 are prohibited.

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To change your Life Insurance Benefit Option, you must submit a Request. Changing your Life Insurance Benefit Option may have tax consequences. You should consult a tax advisor before changing your Life Insurance Benefit.

ADDITIONAL POLICY PROVISIONS

CHANGE OF OWNERSHIP

A successor policyowner may be named in the application, in a form we provide, or be designated in a Request. The successor policyowner will become the new policyowner when the original policyowner dies, if the original policyowner dies before the Insured. If no successor policyowner survives the original policyowner and the original policyowner dies (or ceases to exist) before the Insured, the original policyowner’s estate (or successor in interest) becomes the new policyowner.

The policyowner may also change the policyowner by sending a Request. When this change takes effect, all rights of ownership in the policy will pass to the new policyowner.

When we record a change of policyowner or successor policyowner, these changes will take effect as of the date of the policyowner’s Notice, unless otherwise specified by the policyowner. This is subject to any payments we made or action we took before recording these changes. We may require that these changes be endorsed in the policy. Changing the policyowner or naming a new successor policyowner cancels any prior choice of policyowner or successor policyowner, respectively, but does not change the beneficiary. The ACSV is generally not available if (i) the policy is assigned, including an assignment made as part of an exchange under Section 1035 of the IRC, or (ii) there is a change of policy ownership, unless the new owner is: (i) your wholly owned subsidiary or a corporation under which you were a wholly owned subsidiary on the date ownership changed due to a merger or acquisition; or (ii) a trust you established for the purpose of providing employee benefits.

LIMITS ON OUR RIGHTS TO CHALLENGE YOUR POLICY

Generally, we must bring any legal action contesting the validity of your policy within two years of the Issue Date. After that, we cannot contest its validity, except for failure to pay premiums, unless the Insured died within that two-year period, or for cases of fraud in the procurement of your policy, but only when permitted in the state where your policy was delivered. However, for any increase(s) in Face Amount, this two-year period begins on the effective date of the increase. We may contest the payment of that amount only on the basis of those statements made in the application for such increase in Face Amount. If the Life Insurance Benefit is increased due to an Unplanned Premium payment, a two-year contestable period for that increase, based on any statements made in the application for that increase, will begin on the effective date of that payment. However, our right to contest the policy will not apply to an increase in Face Amount that is due simply to a change in the Life Insurance Benefit Option. If the policy ends and is reinstated, we will not contest the policy after it has been in effect during the lifetime of the Insured for two years from the date of reinstatement, unless the original contestable period has not expired as of that date.

SUICIDE

If the death of the Insured is a result of suicide within two years of the Issue Date, and while the policy is in force, we will pay limited Life Insurance Proceeds in one sum to the beneficiary. The limited Life Insurance Proceeds are the total amount of premiums, less any Policy Debt and/or any partial surrender benefits paid. If a suicide occurs within two years of the effective date of a Face Amount increase or the Life Insurance Benefit is increased due to an Unplanned Premium payment, we will only pay the Monthly Cost of Insurance Charges we deducted from Cash Value for that increase or payment in addition to the limited Life Insurance Proceeds, but not the amount of the Face Amount increase. No new suicide provision will apply if the Face Amount increase was due solely to a change in the Life Insurance Benefit Option. If the policy has been reinstated, suicide within two years of the date of reinstatement is not covered by the policy unless the original suicide period has not expired as of the effective date of the reinstatement.

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MISSTATEMENT OF AGE OR GENDER

If the policy application misstates the Insured’s age or gender, we will adjust the Cash Value, the Cash Surrender Value, the Alternative Cash Surrender Value, the Life Insurance Benefit, and the benefits under any attached riders to reflect the correct age and gender as of the original Issue Date. We will adjust the Life Insurance Proceeds provided by your policy based on the most recent mortality charge for the correct date of birth and/or gender. If that correction would cause a reduction in the policy’s Cash Value, the Cash Value will remain unchanged. If that correction would cause an increase in the Cash Value, the Cash Value will be recalculated from the Issue Date using the mortality charge based on the correct age and/or gender.

ASSIGNMENT

While the Insured is living, you may assign a policy as collateral for a loan or other obligation. In order for this assignment to be binding on us, we must receive a Request for the assignment at our Service Office. We are not responsible for the validity of any assignment. If your policy is a modified endowment contract, assigning your policy may result in taxable income and tax penalties to you. (See “Federal Income Tax Considerations” for more information.) The Alternative Cash Surrender Value and Cash Value Enhancement are generally not available if you assign your policy. (See “State Variations” and your policy for more information about assignments.)

SURRENDERS

PARTIAL SURRENDERS

You may request a partial surrender from your policy if: (1) the Insured is living, (2) the partial surrender requested is at least $500, and (3) the partial surrender will not cause the policy to fail to qualify as life insurance under IRC Section 7702.

AMOUNT AVAILABLE FOR A PARTIAL SURRENDER

You may request a partial surrender from the policy for an amount up to the Cash Surrender Value of your policy. We process a partial surrender as of the Business Day we receive your Request. If we receive your Request after the NYSE is closed for trading, or on a day the NYSE is not open for trading, we will deem the day we receive your Request to be the next Business Day. If a partial surrender would reduce the policy’s Face Amount below the minimum Face Amount requirement of $25,000, we reserve the right to require a full surrender. See “Surrenders—Partial Surrenders—The Effect of a Partial Surrender” for more information on how a partial surrender may reduce your Face Amount, as applicable.

REQUESTING A PARTIAL SURRENDER

You may request a partial surrender from your policy by sending a Request to our Service Office.

Generally, we will pay any partial surrender in one lump sum within seven days after we receive all necessary documentation and information in Good Order. However, we may delay payment under certain circumstances. (See “Policy Payment Information—When We Pay Life Insurance Proceeds” for more information.)

Your requested partial surrender will be effective on the date we receive your written Request. However, if the day we receive your Request is not a Business Day or if your Request is received after the close of regular trading on the NYSE, then the requested partial surrender will be effective the next Business Day.

When you make a partial surrender, we reserve the right to deduct a fee, not to exceed $25, for processing the partial surrender. You may specify how much of the partial surrender you want taken from the amount you have in each of the Investment Allocation Options. If you do not specify how you would like your partial surrender allocated, we will deduct the partial surrender and any partial surrender fee from the Investment Allocation Options in proportion to the amounts you have in each of these Investment Allocation Options. If the partial surrender Request is greater than the amount in the Investment Allocation Options you have chosen, we will pay the balance pro-rata from your assets in the remaining Investment Allocation Options to which you have allocated funds. A partial surrender may result in taxable income to you and a 10% penalty tax may apply. (See “Federal Income Tax Considerations.”)

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THE EFFECT OF A PARTIAL SURRENDER

When you take a partial surrender, we reduce your Cash Value, Cash Surrender Value, Alternative Cash Surrender Value, and the Adjusted Cumulative Premiums by the amount of the partial surrender and any applicable partial surrender fee. To withdraw funds from the policy, we must receive your Request.

•	Option 1

If you have elected Life Insurance Benefit Option 1, we reduce your policy’s Face Amount by the greater of (a) or (b), where:

(a)	is zero, and

(b)	is the partial surrender less the greater of:

(i)	zero; or

(ii)

the sum of the Alternative Cash Surrender Value plus Policy Debt prior to the partial surrender, less the result of the Face Amount prior to the partial surrender, divided by the applicable percentage shown on the Policy Data Page that corresponds to the Insured’s Attained Age at time of the partial surrender.

•	Option 2

For policies where Life Insurance Benefit Option 2 is in effect, a partial surrender will not affect the Face Amount.

•	Option 3

For policies where Life Insurance Benefit Option 3 is in effect and the Adjusted Cumulative Premiums are greater than the amount of the partial surrender, a partial surrender will not affect the policy’s Face Amount. If the Adjusted Cumulative Premiums are less than the amount of the partial surrender, the Face Amount will be reduced by the difference between:

(a)	the amount of the partial surrender less the Adjusted Cumulative Premiums immediately prior to the partial surrender; and

(b)	the greater of:

(i)

the Alternative Cash Surrender Value of the policy immediately prior to the partial surrender, less the Adjusted Cumulative Premiums, minus the policy’s Face Amount, divided by the applicable percentage, as shown on the Policy Data Page for the Insured’s Attained Age at the time of the partial surrender; or

(ii)	zero.

If the above results in zero or a negative amount, there will be no adjustment in the policy’s Face Amount.

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The following example shows the effect of a partial surrender on the Life Insurance Benefit for Life Insurance Benefit Options 1 and 3, as described above, issued on a male Insured, Attained Age 65:

		Option 1	Option 3
	Total Face Amount	$1,005,000	$715,000
	Death Benefit	$1,005,000	$1,005,000
	ACSV	$500,000	$500,000
Immediately	Policy Debt	$-	$-
prior to partial	Adjusted Cumulative Premium		$290,000
surrender	Partial Surrender	$300,000	$300,000
	Percentage shown on Table of Cash Value %’s for 7702 Compliance	201%	201%

	Total Face Amount:	$1,005,000
	We reduce Face Amount by the greater of (a) or (b) where:
	(a) is 0, and	$-
	(b) is the partial surrender amount ($300,000) less the greater of:	$300,000
Option 1	(i) $0; or	$-
	(ii) (($500,000 + $0 prior to partial surrender) less $1,005,000), divided by 201%.	$-
	Face Amount Reduction: (partial surrender amount ($300,000) less $0)	$300,000
	Face Amount Reduced to:	$705,000

	Total Face Amount:	$715,000
	If the Adjusted Cumulative Premiums ($290,000) are less than the the partial surrender amount ($300,000), we will reduce the Face Amount by the difference between:
	a) $300,000 less $290,000 (prior to surrender); and	$10,000
	b) the greater of:
Option 3	i) $500,000 (ACSV pre-surrender) less $290,000 (Adjusted Cumulative Premiums), less $715,000 (Face Amount), divided by 201%; or	$(145,721)
	ii) $0.	$-
	Face Amount Reduction: (difference between (a) [$10,000] and (b) [$0])	$10,000
	Face Amount Reduced to:	$705,000

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Any decrease in the policy’s Face Amount caused by the partial surrender will first be applied against the most recent increase in Face Amount. It will then be applied to other increases in the Face Amount and then, to the initial Face Amount, in the reverse order in which they took place.

FULL SURRENDERS

CASH VALUE

After the free look period has expired, or after We receive your policy delivery receipt, whichever is later, the Cash Value of the policy is the sum of the Accumulation Value in the Separate Account, the value in the Fixed Account and the value in the Loan Account. A number of factors affect your policy’s Cash Value, including, but not limited to:

•	the amount and frequency of the premium payments;

•	the investment experience of the Investment Divisions you choose;

•	the interest credited on the amount in the Fixed Account;

•	the amount of any partial surrenders you make (including any charges you incur as a result of such surrenders); and

•	the amount of charges we deduct.

CASH SURRENDER VALUE

The Cash Surrender Value equals the Cash Value less Policy Debt.

ALTERNATIVE CASH SURRENDER VALUE

The Alternative Cash Surrender Value (“ACSV”) is equal to the policy’s Cash Surrender Value plus the Cash Value Enhancement. You are generally not eligible to receive the ACSV if: (a) the policy is assigned, including an assignment made as part of an exchange under IRC Section 1035, or (b) there is a change of policy ownership, unless the new policyowner is: (i) your wholly owned subsidiary or a corporation under which you were a wholly owned subsidiary on the date ownership changed due to a merger or acquisition; or (ii) a trust you established for the purpose of providing employee benefits. The ACSV is not available to support Monthly Deduction Charges or for purposes of a loan or partial withdrawal. The ACSV is also not available during the Right to Examine period; nor is it available following the expiration of ten Policy Years.

REQUESTING A SURRENDER

To surrender the policy, you must send a Request to our Service Office. Surrender Requests may also be accepted via fax or e-mail.

Upon full surrender, you will receive the Cash Surrender Value or, if applicable, the Alternative Cash Surrender Value, while the Insured is alive and this policy is in effect. We will calculate the Cash Surrender Value or Alternative Cash Surrender Value as of the date on which we receive your Request, unless a later effective date is selected. All insurance will end on the date we receive your Request for full cash surrender at our Service Office.

You generally are not eligible to receive the Alternative Cash Surrender Value if (a) the policy is assigned, including an assignment made as part of an exchange under Section 1035 of the IRC, or (b) there is a change of policy ownership, unless the new owner is: (i) your wholly owned subsidiary or a corporation under which you were a wholly owned subsidiary on the date ownership changed due to a merger or acquisition; or (ii) a trust you established for the purpose of providing employee benefits.

WHEN THE SURRENDER IS EFFECTIVE

Unless you choose a later effective date, your surrender will be effective as of the end of the Business Day our Service Office receives your Request, together with the policy. If, however, the day we receive your

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Request is not a Business Day or if your Request is received after the closing of regular trading on the NYSE, the Requested surrender will be effective on the next Business Day on which the NYSE is open. Generally, we will mail the surrender proceeds in one lump sum within seven days after the effective date, subject to the limits explained by the “Policy Payment Information—When We Pay Life Insurance Proceeds” section. All insurance coverage under the policy will end on the day we receive your surrender Request. A surrender may result in taxable income and a 10% penalty tax may apply. (See “Federal Income Tax Considerations” for more information.)

LOANS

You may borrow any amount up to the Loan Value of the policy, subject to the Minimum Redemption amount of $500 per Investment Division. The value in the Loan Account will never be less than (a + b) – c, where:

a = the amount in the Loan Account on the prior Policy Anniversary;

b = the amount of any loan taken since the prior Policy Anniversary; and

c = any loan amount repaid since the prior Policy Anniversary.

Your policy will be used as collateral to secure this loan. Any amount that secures a loan remains part of your policy’s Cash Value but is transferred to the Loan Account. We credit any amount that secures a loan (the loaned amount) with an interest rate that we expect to be different from the interest rate we credit on the Fixed Account.

When you request a loan, or when outstanding interest is added to and becomes part of a loan (Policy Debt), a transfer of funds will be made from the Investment Allocation Options to the Loan Account.

YOUR POLICY AS COLLATERAL FOR A LOAN

The Loan Account secures any Policy Debt and is part of our General Account. When you Request a loan, a transfer of funds will be made from the Investment Allocation Options to the Loan Account so that the Cash Value in the Loan Account is at least 100% of the requested loan plus any existing Policy Debt. When you request a loan, you may specify the Investment Allocation Options from which the transfer should occur. If you do not specify the source, the transfer amount will be deducted pro-rata from the Investment Allocation Options.

If the requested loan exceeds the amount invested in the specified Investment Allocation Options, the balance will be transferred pro-rata from your assets in the remaining Investment Allocation Options you have.

Transfers from Investment Allocation Options to the Loan Account are subject to the Minimum Redemption amount of $500 per Investment Division. See “Investment Divisions and the Fixed Account—Transfers Among the Investment Divisions and the Fixed Account.”)

On each Policy Anniversary:

(a)	if the Policy Debt exceeds the amount in the Loan Account, the excess amount will be transferred from the Investment Allocation Options to the Loan Account.

(b)	if the amount in the Loan Account exceeds the Policy Debt, the excess will be transferred from the Loan Account to the Investment Allocation Options.

The effective date of the loan is the Business Day we receive your loan Request, if we receive it before the close of regular trading on the NYSE, generally 4 P.M EST. Requests received after the NYSE closes are effective the next Business Day.

LOAN INTEREST

We currently charge an Effective Annual Loan Interest rate of 5.00%, payable in arrears. Loan interest accrues each day. Any loan interest that you do not pay as of the Policy Anniversary will become part of the loan, and will also accrue interest. An amount may need to be transferred to the Loan Account to cover this increased loan amount.

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INTEREST CREDITED ON THE CASH VALUE HELD AS COLLATERAL FOR A POLICY LOAN

When you take a loan against your policy, the loaned amount that we hold in the Loan Account may earn interest at a different rate from the Effective Annual Loan Interest Rate. The rate on the Loan Account may also be different from the rate we credit on amounts in the Fixed Account. We guarantee that the rate we credit on the Loan Account will never be less than the greater of (1) the Effective Annual Loan Interest Rate, less 2.00%; or (2) the GMIR we credit to the Fixed Account. The interest earned on the Loan Account accrues daily and is credited to the Fixed Account daily.

LOAN REPAYMENT

You may repay all or part of a policy loan at any time while your policy is in effect. A payment we receive from you while you have a loan outstanding will only be credited as a loan repayment if designated as such. When a loan repayment is received, we will first use the money to cancel all or part of any Policy Debt which was originally taken from the Fixed Account. Any remaining portion of the loan payment will be allocated to the Investment Divisions according to your premium allocation in effect on the date of your loan repayment, unless you indicate otherwise, and we agree. If there is no money allocated to the Investment Divisions on the date of your loan repayment, the entire remaining loan repayment amount will be allocated to the Fixed Account. Loan payments must be sent to NYLIAC at our Service Office. If we receive your loan repayment after the NYSE is closed for trading, or on a day the NYSE is not open for trading, we deem the day we receive your Request to be the next Business Day.

EXCESS LOAN CONDITION

If the Policy Debt is greater than the Cash Value, we will mail a notice to you at your last known address. We will also send a copy of the notice to the last known assignee, if any, on our records. If you do not pay the excess of the Policy Debt over the Cash Value within 31 days after the day we mail you this notice, we will terminate your policy. This could result in a taxable gain and penalty tax to you. (See “Termination and Reinstatement—Reinstatement Option.”)

THE EFFECT OF A POLICY LOAN

A loan, repaid or not, has a permanent effect on your Cash Value. This effect occurs because amounts borrowed are removed from your Investment Divisions (which receive investment performance) and placed in the Loan Account (which earns interest at a fixed rate). Investment results will apply only to the amounts remaining in your Investment Divisions. The longer a loan is outstanding, the greater the effect on your Cash Value. The effect could be favorable or unfavorable. If the Investment Divisions earn more than the annual interest rate credited to the Loan Account, your Cash Value will not increase as rapidly as it would have had no loan been made. If the Investment Divisions earn less than the interest credited to the Loan Account, then your Cash Value may be greater than it would have been had no loan been made. If not repaid, the aggregate amount of the Policy Debt will reduce the Life Insurance Proceeds that might otherwise be payable.

In addition, to the extent that a loan is not paid and the accrued interest is added to the Policy Debt, that interest becomes unpaid capitalized loan interest. Unpaid capitalized loan interest generally will be treated as a new loan under the IRC. If the policy is a modified endowment contract, a loan may result in taxable income and penalty taxes to you. In addition, for all policies, if the loans taken, including unpaid loan interest, exceed the Cumulative Premiums, policy surrender or policy lapse will result in a taxable gain to you. Finally, it is possible that a loan could be treated as a taxable distribution if there is no spread or a very small spread between the interest rate charged on the loan and the interest rate credited to the Loan Account. (See “Federal Income Tax Considerations” for more information.)

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TERMINATION AND REINSTATEMENT

LATE PERIOD

If, on a Monthly Deduction Day, your Cash Surrender Value is less than the Monthly Deduction Charges, your policy will continue until the expiration of the Late Period. (See “State Variations” for state-by-state details.) This may happen even if all the Planned Premiums have been paid. During this period, you have the opportunity to pay any premium needed to cover any overdue charges. We will mail a notice to your last known address stating this amount. We will send a copy to the last known assignee, if any, on our records. We will mail these notices at least 31 days before the end of the Late Period. Your policy will remain in effect during the Late Period. However, if we do not receive the required payment, postmarked by the end of the Late Period, we will terminate your policy. In such event, you will not receive the Cash Value, Cash Surrender Value, ACSV, Life Insurance Benefit, or any other policy benefits. No new loans or partial surrenders may be taken during the Late Period.

If the Insured dies during the Late Period, we will pay the Life Insurance Proceeds to the beneficiary. We will reduce the Life Insurance Benefit by the amount of any Policy Debt and by any unpaid Monthly Deduction Charges for the full Policy Month(s) that run from the beginning of the Late Period through the end of the Policy Month in which the Insured dies.

REINSTATEMENT OPTION

If your policy has ended, you may Request that we reinstate your policy (and any other benefits provided by riders in effect at the end of the policy) if all of these conditions are met:

•	you send a Request for reinstatement within three years after your policy is ended;

•	the Insured is alive;

•	you have not surrendered your policy for its full Cash Surrender Value or, if applicable, Alternative Cash Surrender Value.

Keep in mind that a termination and subsequent reinstatement may cause your policy to become a modified endowment contract. Modified endowment contracts are subject to less favorable tax treatment on partial surrenders or amounts borrowed from the policy.

If the required payment is made within 31 days after the end of the Late Period, no proof of insurability is required. If the required payment is not made within 31 days after the end of the Late Period, a written application will be required and you must provide proof of insurability that is acceptable to us.

To reinstate the policy, you must make a payment sufficient to cover the Monthly Deduction Charges and any other policy charges to keep the policy in force for at least three months. This payment will be in lieu of the payment of all premiums in arrears. You may want to consider paying additional premium to protect against the impact of potential market fluctuations and performance-related risks on your Cash Value. If, at the time the policy ended, an outstanding policy loan was in effect, the Policy Debt at the time of lapse must also be repaid in full at the time of reinstatement.

We will apply your payment to the Investment Allocation Options as of the Business Day we receive it and in accordance with your instructions at the time you make such payment. Payments received after the close of the NYSE (usually 4:00 p.m. Eastern Time) on a Business Day, or on a non-Business Day, will be credited on the next Business Day. The Cash Value that will be reinstated is equal to the Cash Value at the time of lapse. Upon reinstatement of the policy, the Cash Value Enhancement will not be reinstated.

The effective date of the reinstatement will be the Monthly Deduction Day on or following the date we approve the Request for reinstatement.

New contestability and suicide periods will apply from the effective date of reinstatement.

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DISTRIBUTION AND COMPENSATION ARRANGEMENTS

NYLIFE Distributors, the underwriter and distributor of the policies, is registered with the SEC and FINRA as a broker-dealer. The firm is an indirect wholly-owned subsidiary of NYLIC, and an affiliate of NYLIAC. Its principal business address is 30 Hudson Street, Jersey City, New Jersey 07302.

The policies are sold by registered representatives of NYLIFE Securities, a broker-dealer that is an affiliate of NYLIFE Distributors, and by registered representatives of unaffiliated broker-dealers. Your registered representative is also a licensed insurance agent with NYLIAC. He or she may be qualified to offer other forms of life insurance, annuities, and other investment products. In certain circumstances, NYLIFE Securities registered representatives can sell both products manufactured and issued by NYLIC or its affiliates and products provided by other companies.

The selling broker-dealer, and in turn your registered representative, will receive compensation for selling you this policy or any other insurance or investment product. Compensation may consist of commissions, asset-based compensation, allowances for expenses, and other compensation programs. The amount of compensation received by your registered representative will vary depending on the policy that he or she sells, on sales production goals, and on the specific payment arrangements of the relevant broker-dealer. Differing compensation arrangements have the potential to influence the recommendations made by your registered representative or broker-dealer.

Commission rates will vary depending on the PCO selected. These compensation arrangements have the potential to influence the recommendations made by your registered representative or broker-dealer with respect to the PCO you elected, which may, in turn, affect the performance of your policy. As a consequence, your choice of a PCO should be based on your plans with respect to the amount and schedule of premiums paid, levels of risk tolerance (including whether you will allocate premiums to the Fixed Account), your time horizon, and whether a PCO’s costs and benefits are consistent with the compensation received by your registered representative or broker-dealer and your desired level of policy service. Please ask your registered representative or broker-dealer to review your various options. You should review several illustrations with different PCOs and various rates of return before you purchase the policy and select a PCO.

Broker-dealers will be paid commissions not to exceed 30% of premiums paid up to the Target Premium in Policy Year 1 and 12% for Policy Years 2-7 on premiums paid up to target. In addition, we pay broker-dealers a maximum of 4% commission on premiums paid in excess of the Target Premium in Policy Year 1 and 3% for Policy Years 2-7.

We may enter into agreements with service entities, which may be affiliates of broker-dealers, under which those service entities may receive service fees and/or additional compensation based on a percentage of a policy’s Cash Value.

NYLIC also has other compensation programs where registered representatives, managers, and employees involved in the sales process receive additional compensation related to the sale of products manufactured and issued by NYLIC or its affiliates. NYLIFE Securities registered representatives who are members of the General Office management team receive compensation based on a number of sales-related incentive programs designed to compensate for education, supervision, training, and recruiting of agents.

Unaffiliated broker-dealers may receive sales support for products manufactured and issued by NYLIC or its affiliates from Broker General Agents who are not employed by NYLIC. Broker General Agents receive commissions on the policies based on a percentage of the commissions the registered representative receives and an allowance for expenses based on the first-year premiums paid.

NYLIFE Securities registered representatives can qualify to attend NYLIC-sponsored educational, training, and development conferences based on the sales they make of life insurance, annuities, and investment products during a particular twelve-month period. In addition, qualification for recognition programs sponsored by NYLIC depends on the sale of products manufactured and issued by NYLIC or its affiliates.

The policies are sold and premium payments are accepted on a continuous basis.

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Please refer to the Statement of Additional Information for additional information on distribution and compensation arrangements.

FEDERAL INCOME TAX CONSIDERATIONS

OUR INTENT

Our intent in the discussion in this section is to provide general information about federal income tax considerations related to the policies. This is not an exhaustive discussion of all tax questions that might arise under the policies. This discussion is not intended to be tax advice for you. Tax results may vary according to your particular circumstances, and you may need tax advice in connection with the purchase or use of your policy.

The discussion in this section is based on our understanding of the present federal income tax laws as they are currently interpreted by the IRS. We have not included any information about applicable state or other tax laws (except as noted in “Other Tax Considerations” below). Further, you should note that tax law changes from time to time. We do not know whether the treatment of life insurance policies under federal income tax or estate or gift tax laws will continue. Future legislation, regulations, or interpretations could adversely affect the tax treatment of life insurance policies. Lastly, there are many areas of the tax law where minimal guidance exists in the form of Treasury Regulations or Revenue Rulings. You should consult a tax advisor for information on the tax treatment of the policies, for the tax treatment under the laws of your state, or for information on the impact of proposed or future changes in tax legislation, regulations, or interpretations.

The ultimate effect of federal income taxes on values under the policy and on the economic benefit to you or the beneficiary depends upon NYLIAC’s tax status, upon the terms of the policy, and upon your circumstances.

TAX STATUS OF NYLIAC AND THE SEPARATE ACCOUNT

NYLIAC is taxed as a life insurance company under Subchapter L of the IRC. The Separate Account is not a separate taxable entity from NYLIAC and we take its operations into account in determining NYLIAC’s income tax liability. As a result, NYLIAC takes into account applicable tax attributes of the assets of the Separate Account on its corporate income tax return, including corporate dividends received deductions and foreign tax credits that may be produced by assets of the Separate Account. All investment income and realized net capital gains on the assets of the Separate Account are reinvested and taken into account in determining policy Cash Values, and are automatically applied to increase the book reserves associated with the policies. Under existing federal income tax law, neither the investment income nor any net capital gains of the Separate Account are taxed to NYLIAC to the extent those items are applied to increase tax-deductible reserves associated with the policies.

CHARGES FOR TAXES

We impose a federal tax charge equal to up to 1.25% of premiums received under the policy to compensate us for taxes we have to pay under Section 848 of the IRC in connection with our receipt of premiums. We may increase this charge to reflect changes in the IRC or otherwise to reflect changes in the taxes we owe. No other charge is currently made to the Separate Account for our federal income taxes that may be attributable to the Separate Account. In the future, we may impose a charge for our federal income taxes attributable to the Separate Account. In addition, depending on the method of calculating interest on amounts allocated to the Fixed Account, we may impose a charge for the policy’s share of NYLIAC’s federal income taxes attributable to the Fixed Account.

Under current laws, we may incur state or local taxes (in addition to premium taxes) in several states and localities. At present, we do not charge the Separate Account for these taxes. However, we reserve the right to charge the Separate Account for the portion of such taxes, if any, attributable to the Separate Account or the policies.

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DIVERSIFICATION STANDARDS AND CONTROL ISSUES

In addition to other requirements imposed by the IRC, a variable policy will qualify as life insurance under the IRC only if the diversification requirements of IRC Section 817(h) are satisfied by the Separate Account. We intend for the Separate Account to comply with IRC Section 817(h) and related regulations. To satisfy these diversification standards, the regulations generally require that on the last day of each calendar quarter, no more than 55% of the value of a Separate Account’s assets can be represented by any one investment, no more than 70% can be represented by any two investments, no more than 80% can be represented by any three investments, and no more than 90% can be represented by any four investments. For purposes of these rules, all securities of the same issuer generally are treated as a single investment, but each U.S. Government agency or instrumentality is treated as a separate issuer. Under a “look through” rule, we are able to meet the diversification requirements by looking through the Separate Account to the underlying Eligible Portfolios. Each of the Funds has committed to us that the Eligible Portfolios will meet the diversification requirements.

The IRS has stated in published rulings that a variable policyowner will be considered the owner of separate account assets if he or she possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In those circumstances, income and gains from the separate account assets would be includable in the variable policyowner’s gross income. In connection with its issuance of temporary regulations under IRC Section 817(h) in 1986, the Treasury Department announced that such temporary regulations did not provide guidance concerning the extent to which policyowners could be permitted to direct their investments to particular Investment Divisions of a separate account and that guidance on this issue would be forthcoming. Regulations addressing this issue have not yet been issued or proposed. The ownership rights under your policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. For example, you have additional flexibility in allocating premium payments and policy Cash Values. These differences could result in you being treated as the owner of your policy’s pro-rata portion of the assets of the Separate Account. In addition, we do not know what standards will be set forth, if any, in the regulations or ruling which the Treasury Department has stated it expects to issue. We therefore reserve the right to modify the policy, as deemed appropriate by us, to attempt to prevent you from being considered the owner of your policy’s pro-rata share of the assets of the Separate Account. Moreover, in the event that regulations are adopted or rulings are issued, there can be no assurance that the Eligible Portfolios will continue to be available, will be able to operate as currently described in the Fund prospectuses, or that a Fund will not have to change an Eligible Portfolio’s investment objective or investment policies.

LIFE INSURANCE STATUS OF POLICY

We believe that the policy meets the statutory definition of life insurance under IRC Section 7702 and that you and the beneficiary of your policy will receive the same federal income tax treatment as that accorded to owners and beneficiaries of fixed benefit life insurance policies. Specifically, we believe that the Life Insurance Benefit under your policy will be excludable from the gross income of the beneficiary subject to the terms and conditions of Section 101(a)(1) of the IRC.

In addition, unless the policy is a “modified endowment contract,” in which case the receipt of any loan under the policy may result in recognition of income to the policyowner, we believe that the policyowner will not be deemed to be in constructive receipt of the Cash Values, including increments thereon, under the policy until proceeds of the policy are received upon a surrender of the policy or a partial surrender or, in certain circumstances where there is an existing policy loan, upon a surrender or lapse of the policy.

We reserve the right to make changes to the policy if we think it is appropriate to attempt to assure qualification of the policy as a life insurance contract. If a policy were determined not to qualify as life insurance, the policy would not provide the tax advantages normally provided by life insurance.

IRC SECTION 101(j)—IMPACT ON EMPLOYER-OWNED POLICIES

For an “employer-owned life insurance contract” issued after August 17, 2006 (unless issued in a 1035 exchange for a contract originally issued prior to that date where the new contract is not materially different

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from the exchanged contract) if certain specific requirements described below are not satisfied, IRC Section 101(j) generally requires policy Beneficiaries to treat Life Insurance Proceeds paid under such contract as income to the extent such proceeds exceed the premiums and other amounts paid by the policyowner for the contract. This rule of income inclusion will not apply if, before the policy is issued, the employer-policyowner provides certain Notice to and obtains certain written consents from Insureds (who must be United States citizens or residents) in circumstances where:

(1)	the Insured was an individual who was an employee within 12 months of his death;

(2)

the Insured was a “highly compensated employee” at the time the contract was issued. In general, highly compensated employees for this purpose are owners of more than 5 percent of the employer, employees who for the preceding year received in excess of $125,000 (for 2019), directors and anyone else in the top 35 percent of employees based on compensation;

(3)

the Life Insurance Proceeds are paid to a family member of the Insured (as defined under Code Section 267(c)(4)), an individual who is a designated beneficiary of the Insured under the policy (other than the policyowner), a trust established for either the family member’s or beneficiary’s benefit, or the Insured’s estate; or

(4)	the Life Insurance Proceeds are used to buy an equity interest in the policyowner from the family member, beneficiary, trust or estate.

Policyowners that own one or more contracts subject to IRC Section 101(j) are also subject to annual reporting and record-keeping requirements. In particular, they must file Form 8925 annually with their U.S. income tax return.

You should consult with your tax advisor to determine whether and to what extent IRC Section 101(j) may apply to the policy. Assuming the provision applies, you should, to the extent appropriate (in consultation with your tax advisor), take the necessary steps, before you acquire the policy, to ensure that the income inclusion rule described above does not apply to the policy.

MODIFIED ENDOWMENT CONTRACT STATUS

Internal Revenue Code Section 7702A defines a class of life insurance policies referred to as modified endowment contracts. Under this provision, the policies will be treated for tax purposes in one of two ways. Policies that are not classified as modified endowment contracts will be taxed as conventional life insurance policies, as described below. Taxation of pre-death distributions (including loans) from policies that are classified as modified endowment contracts is somewhat different, as described below.

A life insurance policy becomes a “modified endowment contract” if, at any time during the first seven policy years, the sum of actual premiums paid exceeds the sum of the “seven-pay premium.” Generally, the “seven-pay premium” is the level annual premium, such that if paid for each of the first seven policy years, will fully pay for all future life insurance and endowment benefits under a life insurance policy. For example, if the “seven-pay premium” was $1,000, the maximum premium that could be paid during the first seven policy years to avoid “modified endowment” treatment would be $1,000 in the first year, $2,000 through the first two years and $3,000 through the first three years, etc. Under this test, a policy may or may not be a modified endowment contract, depending on the amount of premium paid during each of the policy’s first seven years. A policy received in exchange for a modified endowment contract will be taxed as a modified endowment contract even if it would otherwise satisfy the seven-pay test.

Certain changes in the terms of a policy, including a reduction in Life Insurance Benefits, will require a policy to be retested to determine whether the change has caused the policy to become a modified endowment contract. In addition, if a “material change” occurs at any time while the policy is in force, a new seven-pay test period will start and the policy will need to be retested to determine whether it continues to meet the seven-pay test. A “material change” generally includes increases in Life Insurance Benefits, but, where applicable, does not include an increase in Life Insurance Benefits which is attributable to the payment of premiums necessary to fund the lowest level of Life Insurance Benefits payable during the first seven Policy Years, or which is attributable to the crediting of interest with respect to such premiums.

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Because the policy provides for flexible premiums, NYLIAC has instituted procedures to monitor whether, under our current interpretation of the law, increases in Life Insurance Benefits or additional premiums cause either the start of a new seven-year test period or the taxation of distributions and loans. All additional premiums will be considered in these determinations.

If a policy fails the seven-pay test, all distributions (including loans) occurring in the Policy Year of failure and thereafter will be subject to the rules for modified endowment contracts. A recapture provision may also apply to loans and distributions that are received in anticipation of failing the seven-pay test. Under the IRC, any distribution or loan made within two years prior to the date that a policy fails the seven-pay test is considered to have been made in anticipation of the failure.

Any amounts distributed under a “modified endowment contract” (including proceeds of any loan) are taxable to the extent of any accumulated income in the policy. Penalty taxes may apply to such taxable amounts as well. In general, the amount that may be subject to tax is the excess of the Cash Value (both loaned and unloaned) over the previously unrecovered premiums paid.

For purposes of determining the amount of income received upon a distribution (or loan) from a modified endowment contract, the IRC requires the aggregation of all modified endowment contracts issued to the same policyowner by an insurer and its affiliates within the same calendar year. Therefore, loans and distributions from any one such policy are taxable to the extent of the income accumulated in all the modified endowment contracts required to be so aggregated.

If any amount is taxable as a distribution of income under a modified endowment contract (as a result of a policy surrender, a partial surrender, or a loan), it may also be subject to a 10% penalty tax under IRC Section 72(v). Limited exceptions from the additional penalty tax are available for certain distributions to individuals who own policies. The penalty tax will not apply to distributions: (i) that are made on or after the date the taxpayer attains age 59 1/2; or (ii) that are attributable to the taxpayer’s becoming disabled; or (iii) that are part of a series of substantially equal periodic payments (made not less frequently than annually) made for the life or life expectancy of the taxpayer or for the joint lives or joint life expectancies of the taxpayer and his or her beneficiary.

STATUS OF THE POLICY AFTER THE INSURED IS AGE 100

The IRS is considering the status of a life insurance policy after the Insured reaches, in the case of this policy, age 100. The IRS has not issued final guidance on this issue. There is a risk that the policy may not qualify as life insurance under the Federal tax law after the Insured becomes age 100 and that the policyowner may become subject to adverse tax consequences at that time. For this reason, a tax advisor should be consulted about the advisability of continuing the policy after the Insured becomes age 100.

POLICY SURRENDERS AND PARTIAL SURRENDERS

Upon a full surrender of a policy for its Cash Surrender Value or Alternative Cash Surrender Value, if applicable, you will recognize ordinary income for federal tax purposes to the extent that the Cash Value, or Alternative Cash Surrender Value, as the case may be, less charges and any uncollected additional contract charges, exceeds the investment in your policy (the total of all premiums paid but not previously recovered plus any other consideration paid for the policy). The tax consequences of a partial surrender from your policy will depend upon whether the partial surrender results in a reduction of future benefits under your policy and whether your policy is a modified endowment contract. If upon a full surrender of a policy the premium payments made exceed the surrender proceeds plus the amount of any outstanding loans, you will recognize a loss, which is not deductible for federal income tax purposes.

If your policy is not a modified endowment contract, the general rule is that a partial surrender from a policy is taxable only to the extent that it exceeds the total investment in the policy. An exception to this general rule applies, however, if a reduction of future benefits occurs during the first fifteen years after a policy is issued and there is a cash distribution associated with that reduction. In such a case, the IRC prescribes a formula under which you may be taxed on all or a part of the amount distributed. After fifteen years, cash distributions from a policy that is not a modified endowment contract will not be subject to federal income tax, except to the extent they exceed the total investment in the policy. We suggest that you consult with a tax advisor in advance of a proposed decrease in Face Amount, a full surrender, or a partial surrender.

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3.8 PERCENT MEDICARE TAX ON CERTAIN INVESTMENT INCOME

In general, a tax of 3.8 percent will apply to net investment income (“NII”) received by an individual taxpayer to the extent his or her modified adjusted gross income (“MAGI”) exceeds certain thresholds (e.g., $250,000 in the case of taxpayers filing jointly, $125,000 in the case of a married taxpayer filing separately and $200,000 in the case of other individual taxpayers). For this purpose, NII includes (i) gross income from various investments, including gross income received with respect to annuities that are not held through a tax-qualified plan (e.g., a traditional IRA or Section 403(b) plan) and (ii) net gain attributable to the disposition of property. Such NII (as well as gross income from Qualified Plans) will also increase a taxpayer’s MAGI for purposes of the taxable thresholds described above. This tax also applies to trusts and estates under a special set of rules. In 2012, the IRS and the Treasury Department issued guidance regarding this new tax in the form of proposed regulations, which were finalized in 2013. You should consult your tax advisor to determine the applicability of this tax in your individual circumstances and with respect to any amount received in connection with the surrender of this policy, distributions or partial surrenders from this policy or the exercise of other rights and options under this policy (including policy loans).

POLICY LOANS AND INTEREST DEDUCTIONS

We believe that under current law any loan received under your policy will be treated as Policy Debt to you and that, unless your policy is a modified endowment contract, no part of any loan under your policy will constitute income to you. If your policy is a modified endowment contract (see discussion above) loans will be fully taxable to the extent of the income in the policy (and in any other contracts with which it must be aggregated) and could be subject to the additional 10% penalty tax described above. Finally, it is possible that a loan could be treated as a taxable distribution if there is no spread or a very small spread between the interest rate charged on the loan and the interest rate credited to the loaned amount.

Internal Revenue Code Section 264 provides that interest paid or accrued on a loan in connection with a policy is generally nondeductible. Certain exceptions apply, however, with respect to policies covering key employees. In addition, in the case of policies not held by individuals, special rules may limit the deductibility of interest on loans that are not made in connection with a policy. We suggest consultation with a tax advisor for further guidance.

In addition, if your policy lapses or you surrender it with an outstanding loan, and the amount of the loan plus the Cash Surrender Value is more than the sum of premiums you paid, you will generally be liable for taxes on the excess. Such amount will be taxed as ordinary income. A 10% penalty tax may apply as well.

EXCHANGES, SALES, OR ASSIGNMENTS OF POLICIES

If you change the policyowner or exchange or assign your policy, it may have significant tax consequences depending on the circumstances. An assignment, sale, or exchange of the policy may result in taxable income and tax penalties to you. Further, IRC Section 101(a) provides, subject to certain exceptions, that where a policy has been transferred for value, only the portion of the Life Insurance Benefit which is equal to the total consideration paid for the policy may be excluded from gross income. Based on IRS guidance, amounts received in excess of the consideration paid for the policy may be taxed as ordinary income to the extent of the amount of gain that would have been realized had the policy been surrendered. Based on the same guidance, amounts received in excess of that amount would be taxed as capital gain. If you sell your policy in a reportable policy sale, the Tax Cuts and Jobs Act of 2017 imposes new information reporting requirements on the purchaser and the policy issuer. Under these new reporting requirements, certain information related to the sale may be required to be reported to the IRS and to the seller. For more information about policy assignments, sales, and exchanges, you should consult a qualified tax advisor.

QUALIFIED PLANS

The policies may not be used with Qualified Plans.

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WITHHOLDING

Under Section 3405 of the IRC, withholding is generally required with respect to certain taxable distributions under insurance policies. In the case of periodic payments (payments made as an annuity or on a similar basis), the withholding is at graduated rates (as though the payments were employee wages). For non-periodic distributions, the withholding is at a flat rate of 10%. If you are an individual, you can elect to have either non-periodic or periodic payments made without withholding except where your tax identification number has not been furnished to us, or where the IRS has notified us that a tax identification number is incorrect. If you are not an individual, you may not elect out of such withholding.

Different withholding rules apply to payments made to U.S. citizens living outside the United States and to non-U.S. citizens living outside of the United States. U.S. citizens who live outside of the United States generally are not permitted to elect not to have federal income taxes withheld from payments. Payments to non-U.S. citizens who are not residents of the United States generally are subject to 30% withholding, unless an income tax treaty between their country of residence and the United States provides for a lower rate of withholding or an exemption from withholding.

Under the Foreign Account Tax Compliance Act (“FATCA”), as reflected in Sections 1471 through 1474 of the IRC, U.S. withholding agents (such as NYLIAC) may be required to obtain certain information to establish the U.S. or non-U.S. status of its account or contract holders (e.g., a Form W-9 or W-8BEN may be required) and perform certain due diligence to ensure that information is accurate. In certain cases, if this information is not obtained, withholding agents, such as NYLIAC may be required to withhold at a 30% rate on certain payments beginning July  1, 2014.

BUSINESS USES OF POLICY

Businesses can use the policies in various arrangements, including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax advisor. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax advisor.

NON-INDIVIDUAL OWNERS AND BUSINESS BENEFICIARIES OF POLICIES

If a policy is owned or held by a corporation, trust or other entity that is not a natural person, this could jeopardize some or all of such entity’s interest deduction under IRC Section 264, even where such entity’s indebtedness is in no way connected to the policy. In addition, under IRC Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of a policy, the policy could be treated as held by the business for purposes of the IRC Section 264(f) entity-holder rules. A qualified tax advisor should be consulted before any non-natural person is made an owner or holder of a policy, or before a business (other than a sole proprietorship) is made a beneficiary of a policy.

SPLIT-DOLLAR ARRANGEMENTS

The IRS and the Treasury Department have issued guidance that substantially affects split-dollar arrangements. Consult a qualified tax advisor before entering into or paying additional premiums with respect to such arrangements.

Additionally, the Sarbanes-Oxley Act of 2002 (the “Act”) prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, since such insurance arguably can be viewed as involving

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a loan from the employer for at least some purposes. Although the prohibition on loans is generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002.

Any affected business contemplating the payment of a premium on an existing policy, or the purchase of a new policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.

TAX SHELTER REGULATIONS

Prospective owners that are corporations should consult a tax advisor about the treatment of the policy under the Treasury Regulations applicable to corporate tax shelters.

OTHER TAX CONSIDERATIONS

The transfer of the policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the policy to, or the designation as a beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the owner may have generation-skipping transfer tax consequences under federal tax law.

The individual situation of each policyowner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of life insurance proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping transfer, and other taxes.

For 2019, the federal estate tax, gift tax, and GST tax exemptions and maximum rates are $11,400,000, as adjusted for inflation, and 40%, respectively.

The uncertainty as to how the current law might be modified in coming years underscores the importance of seeking guidance from a qualified advisor to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

LIFE INSURANCE PURCHASES BY RESIDENTS OF PUERTO RICO

In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the IRS announced that income received by residents of Puerto Rico under life insurance contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

LEGAL PROCEEDINGS

NYLIAC is a defendant in lawsuits arising from its agency sales force, insurance (including variable contracts registered under Federal securities law), and/or other operations. Some of these actions seek substantial or unspecified compensatory and punitive damages. NYLIAC is also from time to time involved in various governmental, administrative, and investigative proceedings and inquiries.

Notwithstanding the uncertain nature of litigation and regulatory inquiries, the outcome of which cannot be predicted, NYLIAC believes that, after provisions made in the financial statements, the ultimate liability that could result from litigation and proceedings would not have a material adverse effect on NYLIAC’s financial position; however, it is possible, that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on NYLIAC’s operating results for a given year.

RECORDS AND REPORTS

NYLIC or NYLIAC maintains all records and accounts relating to the Separate Account and the Fixed Account. Each year, we will mail you a report showing your policy’s Cash Value, Cash Surrender Value (and, if applicable, Alternative Cash Surrender Value), and outstanding loans (including accrued loan interest) as of the latest Policy Anniversary. This report contains any additional information required by any applicable law or regulation. We will also mail you a report each quarter showing this same information as of the end of the previous quarter. This quarterly statement reports Policy Transactions that you have Requested or authorized. Please review it carefully.

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It is important that you inform NYLIAC of an address change so that you can receive these policy statements (please refer to the section on “Management and Organization—Our Rights—How to Reach Us for Policy Services.”) In the event that your statement is returned from the U.S. Postal Service as undeliverable, we reserve the right to suspend mailing future correspondence and also suspend current Policy Transaction processing until a correct address is obtained. Additionally, no new service requests can be processed until a valid address is provided.

Reports and promotional literature may contain the ratings NYLIC and NYLIAC have received from independent rating agencies. Both companies are among only a few companies that have consistently received among the highest possible ratings from the four major independent rating companies for financial strength and stability: A.M. Best, Fitch, Moody’s Investor’s Services, Inc. and Standard and Poor’s. However, neither NYLIC nor NYLIAC guarantees the investment performance of the Investment Divisions.

FINANCIAL STATEMENTS

The statutory statements of financial position of NYLIAC as of December 31, 2018 and 2017, and the related statutory statements of operations, of changes in capital and surplus, and of cash flows for each of the three years in the period ended December 31, 2018 (including the report of the independent registered public accounting firm) and the Separate Account statement of assets and liabilities as of December 31, 2018, and the statements of operations and of changes in net assets and the financial highlights for each of the periods indicated in the Financial Statements (including the report of the independent registered public accounting firm) are included in the SAI. The independent registered public accounting firm is PricewaterhouseCoopers LLP.

STATE VARIATIONS

The following lists all material state variations to the statements made in this prospectus. For more information, please review your policy.

California

•

Life Insurance Proceeds—If the Life Insurance Proceeds are not paid within 30 days of the Insured’s death, such Proceeds will bear interest each year from the date of the Insured’s death, until the claim is paid.

A Notice of claim for the Life Insurance Proceeds includes a certified death certificate and any other lawful evidence providing equivalent information and proof of the claimant’s interest in the proceeds.

•	Assignments and Changes of the Owner or Beneficiary—

•	These changes may take place when Requests for them are received (and not recorded) by our Service Office.

•	The CVE is not available if you exchange the Policy under Section 1035 of the IRC.

•

Free Look (“Right To Examine Policy”)—Within 20 days after delivery, you may return the policy to us or to the registered representative through whom it was purchased. Upon such a return, the policy will be void from the start, and a refund will be made. As of the date the policy is returned in Good Order, the amount we refund will be the policy’s Cash Value, plus any Premium Expense Charges, plus any Monthly Deduction Charges, minus the Policy Debt.

•	If you are over the age of 60, you may return the policy within 30 days from the date you received it. During that 30-day period, your money will be placed in a Fixed Account or money-

72

market fund, unless you direct that the premium be allocated to the Investment Divisions during the 30-day period. If you do not direct that the premium be allocated to the Investment Divisions and you return the policy during the 30-day period, you will be entitled to a refund of the premium and any policy fee paid. If you direct that the premium be allocated to the Investment Divisions during the 30-day period, and if you return the policy during that period, you will be entitled to a refund of the policy’s account value on the date the policy is received by us or the agent who sold you the policy, which could be less than the premium you paid for the policy, plus any policy fee paid. A return of the policy after 30 days may result in substantial penalties, including a surrender charge.

•

Alternative Cash Surrender Value—You are eligible to receive the ACSV provided that the policy has not been exchanged under Section 1035 of the IRC. The ACSV is available only upon a full surrender of the policy.

•	Loan Interest Rate—Interest is compounded on the Policy Anniversary.

Delaware and South Dakota

•

Payment of Life Insurance Benefit Proceeds—The Life Insurance Proceeds will bear interest each year from the date of the Insured’s death, after we receive due proof of the Insured’s death in Good Order. We set the interest rate each year. This rate will not be less than the rate required by law.

•	Loan Account—The Loan Account will be credited with interest at a rate that will never be less than the Effective Annual Loan Interest Rate of 5.00%, less 2.00%.

Florida

•	Right to Examine Policy—Within 14 days of delivery (30 days if issued as a result of a replacement), you may return the policy to NYLIAC or the registered representative through whom it was purchased.

•

Life Insurance Benefit Option Changes—When you make a Request to change the Life Insurance Benefit Option, we may require a written application, signed by you and the Insured. Any change in the Life Insurance Benefit Option that increases the Net Amount of Risk will require proof of insurability.

•	Deferral of Loan, Surender, Transfer, or Life Insurance Proceeds—We will pay interest on surrender proceeds not paid within 30 days of receipt of such Request.

Montana

•

Unisex Basis—Any variable policy issued in Montana is always on a unisex basis. Any reference in this prospectus that makes a distinction based on the sex of the Insured should be disregarded for policies issued in this state.

New York

•

Right to Examine Policy—Within 10 days after delivery (60 days if issued as a result of a replacement), you may return the policy to NYLIAC or the registered representative through whom it was purchased.

•	Planned Premiums—The period for which the policy and coverage will continue in effect will also depend on, among other things, the Premium Expense Charge.

73

•

Policy Charges—You will not select a Policy Charge Option. Instead, if an entity owns the policy, current charges and Fixed Account crediting rates under Policy Charge Option C will be applied to your policy. If an individual owns the policy, current charges and Fixed Account interest rates under Policy Charge Option F will apply to your policy. For more detailed information about these charges, please refer to “Charges Associated with the Policy—Policy Charge Options (“PCOs”). There are no references to “Policy Charge Options” in the policy form; nor are any current charges and Fixed Account crediting rates listed.

•

Late Period—Ends 61 days after the Monthly Deduction Day when the Cash Surrender Value is less than the Monthly Deduction Charges for the next Policy Month. If this occurs, we will send you a notice at your last known address within 30 days of the start of the Late Period.

•

Life Insurance Proceeds—The Life Insurance Proceeds will bear interest, computed daily from the date of the Insured’s death to the date of payment. The interest rate will be at least equal to the rate required by the state in which the policy was delivered.

•

Change of Owner and Beneficiary—A change of ownership or beneficiary may take place only when we receive your Request at our Service Office. A change of an irrevocable beneficiary is not permitted without the written consent of the irrevocable beneficiary.

•	Planned Premiums—You may increase or decrease the amount and frequency of any Planned Premium.

•	Required Payment to Reinstate—To reinstate the policy, you must pay an amount sufficient to keep the policy (and any riders) in effect for at least three months as of the start of the Late Period.

•

Paid-Up Insurance—You may elect paid-up insurance once per Policy Year by sending us a Notice. Your paid-up insurance begins as of the date that we process your Notice. If your policy is in the Late Period, you may elect paid-up insurance by providing us a Notice by the end of the Late Period and your paid-up insurance then begins as of the beginning of the Late Period. Once you elect paid-up insurance, no more premiums may be paid. The paid-up insurance proceeds will be payable to the beneficiary when we have proof that the Insured died while the paid-up insurance is in effect.

We calculate the amount of paid-up insurance as of the date your paid-up insurance begins. We do this by applying the sum of the remaining Cash Surrender Value, which is already reduced by the amount of any Policy Debt, at the net single premium rate for the Insured’s age and gender based on the mortality table and the Fixed Account GMIR shown on the Policy Data Page. The amount of paid-up insurance may be increased, if necessary, so that the policy continues to qualify as life insurance under the Code.

After the Policy continues as paid-up insurance, we will continue to deduct from the Cash Value the Monthly Cost of Insurance and Monthly Per Thousand Face Amount charges for the policy on each Monthly Deduction Day. These cost of insurance charges will be based on the rates shown in the Table of Guaranteed Maximum Monthly Cost of Insurance Rates on the Policy Data Page. Interest will be credited to the policy at the Fixed Account GMIR shown on the Policy Data Page. Except for the Monthly Cost of Insurance and Monthly Per Thousand Face Amount charges, we will discontinue all other monthly deductions.

Once insurance has been changed to paid-up insurance, the Life Insurance Benefit Option selected under the policy will no longer apply and loans, partial surrenders, and transfers will no longer be available. No insurance or benefits from riders will be provided after this paid-up insurance goes into effect. You may surrender the paid-up insurance at any time for the full Cash Value which remains at that time. All insurance will end when we receive your Request for the Cash Value.

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•

Change in Investment Objective—In the event of a material change in the investment policy of the Separate Account, you have the right to exchange, without evidence of insurability, to a permanent plan of life insurance policy that will not offer variable investment options such as the Investment Divisions, for an amount not to exceed the Life Insurance Benefit of this policy on the date of exchange. You may elect a date of exchange that occurs within 60 days after the effective date of such change, or the date you receive the notification of the change, whichever is later.

•

Fixed Account—Any interest credited in excess of the GMIR will be nonforfeitable after the effective date of its crediting, except for any charges imposed under the policy and as permitted under New York State law.

•

Monthly Deduction Charges—The sum of the Monthly Contract Charge and the current Monthly Cost of Insurance charge will not exceed the Table of Guaranteed Maximum Monthly Cost of Insurance rates shown on the Policy Data Page.

•

Information Provided in the Application—In issuing the policy, we have relied on statements made in the application, including statements made by the authority of the applicant. All such statements, including any statements made in a reinstatement application, are deemed to be representations and not warranties.

•

Contestable Period—We will not contest the payment of the Life Insurance Proceeds based on the initial Face Amount after the policy has been in effect during the lifetime of the Insured for 2 years from the Issue Date, except for nonpayment of premiums, when permitted by the state where your policy was delivered.

•

Payment of a Loan, Surrender, or Life Insurance Proceeds—We will apply the current Fixed Account crediting rate to any loan, surrender, or partial surrender amount deferred if the amount of interest accrued is $25 or more.

•

Assignment or Transfer—Unless such right is assigned to an assignee, an assignee may not change the owner or beneficiary. An assignment may take place only when your Request is received at our Service Office. When received, the assignment will take place as of the date the request was signed. Any rights created by the assignment will be subject to any payments made or other actions taken by us prior to receipt of the assignment. The assignment is effective when signed.

•

Annual Policy Report—The written report will include the amounts that have been credited or debited to your Cash Value and Cash Surrender Value during the current report period, identified by type. The amount of Policy Debt will include any interest charge. The report will also include any partial surrenders taken during the current reporting period.

•

Exchange—Within 18 months of the Issue Date of the policy, you may exchange the policy, without evidence of insurability, for a permanent plan of life insurance that will not offer variable investment options such as Investment Divisions. The Face Amount of the new individual policy will be based on the (a) same gender; (b) equivalent class of risk (as determined by us); and Insured’s Issue Age as of the Issue Date.

North Dakota

•

Right to Examine Policy—Within 20 days after delivery (30 days if issued as a result of a replacement), you may return the Policy to NYLIAC or to the registered representative through whom it was purchased.

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•

Late Period—If, on a Monthly Deduction Day, the Cash Surrender Value is less than the Monthly Deduction Charges for the next Policy Month, the policy will continue until the expiration of the Late Period. This may happen even if all Planned Premiums have been paid. To inform you of this event, we will send a notice to you at your last known address at least 61 days before the end of the Late Period, requesting payment of the additional premium amount necessary to keep the policy in force.

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OBTAINING ADDITIONAL INFORMATION

The Statement of Additional Information (“SAI”) contains additional information about CorpExec VUL Plus, including information about compensation arrangements. The SAI is available without charge upon Request. You may Request the SAI by mail by contacting NYLIAC at our Service Office, or by calling (888) 695-4748. The SAI is also posted on our corporate website (www.newyorklife.com). The current SAI is incorporated by reference into this prospectus and has been filed with the SEC.

TABLE OF CONTENTS FOR THE

STATEMENT OF ADDITIONAL INFORMATION

Information about CorpExec VUL Plus, including the SAI, can be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 202-942-8090. Reports and other information about CorpExec VUL Plus are available on the SEC’s internet site at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, DC 20549.

For a free personalized illustration, or additional information about your policy, contact your registered representative or call us at (888) 695-4748.

SEC File Number: 811-07697

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Statement of Additional Information

dated

January 1, 2020

for

CorpExec VUL Plus

Variable Universal Life Policies

from

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

This Statement of Additional Information (“SAI”) is not a prospectus. The SAI contains information that expands upon subjects discussed in the current CorpExec VUL Plus Variable Universal Life (CorpExec VUL Plus) prospectus. You should read the SAI in conjunction with the current CorpExec VUL Plus prospectus dated January 1, 2020 and any supplements thereto. This SAI is incorporated by reference into the prospectus. You may obtain a paper copy of the prospectus by contacting New York Life Insurance and Annuity Corporation (“NYLIAC”) by mail at 11400 Tomahawk Creek Parkway, Suite 200, Leawood, KS 66211 or by phone at 1-888-695-4748. The CorpExec VUL Plus prospectus is also posted to our corporate website (www.newyorklife.com). Terms used but not defined in the SAI have the same meaning as in the current CorpExec VUL Plus prospectus.

CorpExec VUL Plus is offered under NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I.

GENERAL INFORMATION AND HISTORY

The prospectus and SAI describe a flexible premium variable universal life insurance policy that NYLIAC issues: CorpExec VUL Plus.

About NYLIAC

NYLIAC is a stock life insurance company incorporated in Delaware in 1980. NYLIAC is licensed to sell life, accident, and health insurance and annuities in the District of Columbia and all states. In addition to the policy described in the prospectus, NYLIAC offers other life insurance policies and annuities. NYLIAC and Separate Account financial statements are also included in this SAI. NYLIAC’s principal business address is 51 Madison Avenue, New York, New York 10010.

NYLIAC is a wholly-owned subsidiary of NYLIC, a mutual life insurance company founded in New York in 1845. NYLIAC had total assets amounting to $158.4 billion at the end of 2018. NYLIC has invested in NYLIAC, and will occasionally make additional contributions to NYLIAC in order to maintain capital and surplus in accordance with state requirements.

About NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I

NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (the “Separate Account”) is a segregated asset account that NYLIAC established to receive and invest your Net Premiums. NYLIAC established the Separate Account on May 24, 1996, under the laws of the State of Delaware, in accordance with resolutions set forth by the NYLIAC Board of Directors. The Separate Account is registered as a unit investment trust with the SEC under the Investment Company Act of 1940, as amended. This registration does not mean that the SEC supervises the management, investment practices, or policies of the Separate Account.

DISTRIBUTION AND COMPENSATION ARRANGEMENTS

NYLIFE Distributors, the underwriter and distributor of the policies, is registered with the SEC and FINRA as a broker-dealer. The firm is an indirect wholly-owned subsidiary of NYLIC, and an affiliate of NYLIAC. Its principal business address is 30 Hudson Street, Jersey City, New Jersey 07302.

The policies are sold by registered representatives of NYLIFE Securities, a broker-dealer that is an affiliate of NYLIFE Distributors, and by registered representatives of unaffiliated broker-dealers. Your registered representative is also a licensed insurance agent with NYLIAC. He or she may be qualified to offer other forms of life insurance, annuities, and other investment products. In certain circumstances, NYLIFE Securities registered representatives can sell both products manufactured and issued by NYLIC or its affiliates and products provided by other companies.

The selling broker-dealer, and in turn your registered representative, will receive compensation for selling you this policy or any other insurance or investment product. Compensation may consist of commissions, asset-based compensation, allowances for expenses, and other compensation programs. The amount of compensation received by your registered representative will vary depending on the policy that he or she sells, on sales production goals, and on the specific payment arrangements of the relevant broker-dealer. Differing compensation arrangements have the potential to influence the recommendation made by your registered representative or broker-dealer.

Commission rates will vary depending on the PCO selected. These compensation arrangements have the potential to influence the recommendations made by your registered representative or broker-dealer with respect to the PCO you elected, which may, in turn, affect the performance of your policy. As a consequence, your choice of a PCO should be based on your plans with respect to the amount and schedule of premiums paid, levels of risk tolerance (including whether you will allocate premiums to the Fixed Account), your time horizon, and whether a PCO’s costs and benefits are consistent with the compensation received by your registered representative or broker-dealer and your desired level of policy service. Please ask your registered representative or broker-dealer to review your various options. You should review several illustrations with different PCOs and various rates of return before you purchase the policy and select a PCO.

Broker-dealers will be paid commissions not to exceed 30% of premiums paid up to the Target Premium in Policy Year 1 and 12% for Policy Years 2-7 on premiums paid up to target. In addition, We pay broker-dealers a maximum of 4% commission on premiums paid in excess of the Target Premium in Policy Year 1 and 3% for Policy Years 2-7.

2

Service entities, which may be affiliates of broker-dealers, may also receive additional compensation based on a percentage of a policy’s Cash Value, less any policy loans, beginning in Policy Year 2. The percentages are not expected to exceed 0.20% in Policy Years 2 and beyond.

NYLIC also has other compensation programs where registered representatives, managers, and employees involved in the sales process receive additional compensation related to the sale of products manufactured and issued by NYLIC or its affiliates. NYLIFE Securities registered representatives who are members of the General Office management team receive compensation based on a number of sales-related incentive programs designed to compensate for education, supervision, training, and recruiting of agents.

Unaffiliated broker-dealers may receive sales support for products manufactured and issued by NYLIC or its affiliates from Broker General Agents who are not employed by NYLIC. Broker General Agents receive commissions on the policies based on a percentage of the commissions the registered representative receives and an allowance for expenses based on the first-year premiums paid.

NYLIFE Securities registered representatives can qualify to attend NYLIC-sponsored educational, training, and development conferences based on the sales they make of life insurance, annuities, and investment products during a particular twelve-month period. In addition, qualification for recognition programs sponsored by NYLIC depends on the sale of products manufactured and issued by NYLIC or its affiliates.

The policies are sold and premium payments are accepted on a continuous basis.

3

FINANCIAL STATEMENTS

The statutory financial statements of NYLIAC as of December 31, 2018 and 2017, and for each of the three years in the period ended December 31, 2018 included in this SAI have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The financial statements of the Separate Account as of December 31, 2018 and for each of the periods indicated in the Financial Statements included in this SAI have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

4

NYLIAC Corporate Sponsored
Variable Universal Life
Separate Account-I
Financial Statements

NYLIAC CSVUL Separate Account-I

Statement of Assets and Liabilities
As of December 31, 2018

	MainStay VP Bond— Initial Class	MainStay VP Eagle Small Cap Growth— Initial Class	MainStay VP Emerging Markets Equity— Initial Class	MainStay VP Epoch U.S. Equity Yield— Initial Class	MainStay VP Epoch U.S. Small Cap— Initial Class
ASSETS:
Investment at net asset value	$49,928,883	$5,529,862	$5,856,886	$66,994,962	$13,518,053
Dividends due and accrued	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	(332,906)	142	—	442	360
Net receivable from (payable to) the Fund for shares sold or purchased	332,963	(142)	—	890	(360)
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	57	—	—	1,332	—

Total net assets	$49,928,883	$5,529,862	$5,856,886	$66,994,962	$13,518,053

Total shares outstanding	3,640,180	453,241	732,740	4,783,538	1,376,439

Net asset value per share (NAV)	$13.72	$12.20	$7.99	$14.01	$9.82

Total units outstanding	2,815,325	335,644	661,058	2,381,732	589,950
Variable accumulation unit value (lowest to highest)	$17.53 to $23.30	$16.48 to $16.48	$8.68 to $8.86	$25.31 to $28.21	$22.91 to $22.91
Identified cost of investment	$52,626,318	$5,686,227	$6,294,739	$66,466,992	$17,082,635
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2018

	MainStay VP Fidelity Institutional AM® Utilities— Initial Class	MainStay VP Floating Rate— Initial Class	MainStay VP Income Builder— Initial Class	MainStay VP IQ Hedge Multi- Strategy— Initial Class	MainStay VP Janus Henderson Balanced— Initial Class
ASSETS:
Investment at net asset value	$3,018,353	$7,526,152	$10,083,987	$130,161	$8,621,935
Dividends due and accrued	—	1,079	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	890	177	—	—	68
Net receivable from (payable to) the Fund for shares sold or purchased	(886)	(1,256)	248	—	(18)
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	4	—	248	—	50

Total net assets	$3,018,353	$7,526,152	$10,083,987	$130,161	$8,621,935

Total shares outstanding	258,415	869,892	662,267	15,853	700,576

Net asset value per share (NAV)	$11.68	$8.65	$15.23	$8.21	$12.31

Total units outstanding	189,179	477,629	522,411	16,938	512,651
Variable accumulation unit value (lowest to highest)	$15.71 to $15.97	$15.76 to $15.76	$19.30 to $19.30	$7.72 to $7.72	$16.56 to $16.90
Identified cost of investment	$2,893,352	$7,860,176	$11,036,898	$133,479	$8,443,493
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2018

	MainStay VP Large Cap Growth— Initial Class	MainStay VP MacKay Common Stock— Initial Class	MainStay VP MacKay Convertible— Initial Class	MainStay VP MacKay Government— Initial Class	MainStay VP MacKay Growth— Initial Class
ASSETS:
Investment at net asset value	$1,896,839	$1,182,741	$4,007,292	$714,347	$206,199
Dividends due and accrued	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	122	425	84	512	—
Net receivable from (payable to) the Fund for shares sold or purchased	(120)	(409)	(67)	(512)	—
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	2	16	17	—	—

Total net assets	$1,896,839	$1,182,741	$4,007,292	$714,347	$206,199

Total shares outstanding	87,643	46,878	325,420	68,111	7,440

Net asset value per share (NAV)	$21.64	$25.23	$12.31	$10.49	$27.71

Total units outstanding	61,036	38,249	140,947	44,203	8,579
Variable accumulation unit value (lowest to highest)	$17.96 to $32.14	$29.36 to $35.09	$24.05 to $31.82	$16.16 to $20.63	$24.06 to $24.06
Identified cost of investment	$2,096,626	$1,368,088	$4,114,284	$727,376	$197,523
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2018

	MainStay VP MacKay High Yield Corporate Bond— Initial Class	MainStay VP MacKay International Equity— Initial Class	MainStay VP MacKay Mid Cap Core— Initial Class	MainStay VP MacKay S&P 500 Index— Initial Class	MainStay VP MacKay Small Cap Core— Initial Class
ASSETS:
Investment at net asset value	$37,725,910	$45,142,609	$14,965,948	$373,636,680	$4,941,566
Dividends due and accrued	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	(170,658)	(21,466)	240	(138,727)	2,213
Net receivable from (payable to) the Fund for shares sold or purchased	170,690	22,321	(240)	145,938	(2,213)
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	32	855	—	7,211	—

Total net assets	$37,725,910	$45,142,609	$14,965,948	$373,636,680	$4,941,566

Total shares outstanding	4,048,629	3,012,216	1,253,219	7,765,733	503,020

Net asset value per share (NAV)	$9.32	$14.99	$11.94	$48.11	$9.82

Total units outstanding	1,501,912	1,965,454	445,415	12,804,589	452,470
Variable accumulation unit value (lowest to highest)	$24.87 to $34.99	$21.33 to $26.49	$33.60 to $33.60	$28.98 to $29.76	$10.92 to $10.92
Identified cost of investment	$40,118,854	$42,644,603	$17,676,362	$303,289,872	$5,786,795
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2018

	MainStay VP Mellon Natural Resources— Initial Class	MainStay VP T. Rowe Price Equity Income— Initial Class	MainStay VP U.S. Government Money Market— Initial Class	AB VPS International Value Portfolio— Class A	AB VPS Small/Mid Cap Value Portfolio— Class A
ASSETS:
Investment at net asset value	$1,486,877	$10,909,641	$25,970,459	$1,947	$3,521,976
Dividends due and accrued	—	—	1,435	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	196	—	2,489	—	297
Net receivable from (payable to) the Fund for shares sold or purchased	(196)	29	(3,856)	—	(297)
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	—	29	68	—	—

Total net assets	$1,486,877	$10,909,641	$25,970,459	$1,947	$3,521,976

Total shares outstanding	273,575	958,178	25,966,998	157	208,032

Net asset value per share (NAV)	$5.43	$11.39	$1.00	$12.38	$16.93

Total units outstanding	250,031	631,335	21,722,744	303	154,386
Variable accumulation unit value (lowest to highest)	$5.95 to $5.95	$16.97 to $17.32	$1.16 to $1.31	$6.44 to $6.44	$22.81 to $22.81
Identified cost of investment	$1,824,583	$12,355,837	$25,968,996	$2,174	$4,181,510
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2018

	Alger SMid Cap Focus Portfolio— Class I-2	American Century Investments® VP Inflation Protection Fund— Class II	American Century Investments® VP Mid Cap Value Fund— Class II	American Century Investments® VP Value Fund— Class II	American Funds IS Asset Allocation Fund— Class 1
ASSETS:
Investment at net asset value	$857,397	$1,693,654	$1,039,044	$4,867,813	$3,581,408
Dividends due and accrued	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	2,013	—	—	24	2,110
Net receivable from (payable to) the Fund for shares sold or purchased	(2,013)	—	—	(2)	(2,110)
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	—	—	—	22	—

Total net assets	$857,397	$1,693,654	$1,039,044	$4,867,813	$3,581,408

Total shares outstanding	451,262	175,690	56,716	485,810	168,220

Net asset value per share (NAV)	$1.90	$9.64	$18.32	$10.02	$21.29

Total units outstanding	42,259	167,296	74,977	212,843	312,988
Variable accumulation unit value (lowest to highest)	$20.29 to $20.29	$10.12 to $10.12	$13.86 to $13.86	$22.58 to $24.01	$11.44 to $11.44
Identified cost of investment	$1,368,141	$1,772,559	$1,110,120	$4,763,698	$3,748,992

Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I
Statement of Assets and Liabilities (Continued)
As of December 31, 2018

	American Funds IS Blue Chip Income and Growth Fund— Class 1	American Funds IS Global Bond Fund— Class 1	American Funds IS Global Growth Fund— Class 1	American Funds IS Global Small Capitalization Fund— Class 1	American Funds IS Growth Fund— Class 1
ASSETS:
Investment at net asset value	$89,666	$56,154	$2,276,543	$1,040,461	$10,875,916
Dividends due and accrued	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	—	—	83	—	(55,474)
Net receivable from (payable to) the Fund for shares sold or purchased	—	—	(83)	—	55,476
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	—	—	—	—	2

Total net assets	$89,666	$56,154	$2,276,543	$1,040,461	$10,875,916

Total shares outstanding	7,243	4,917	88,444	47,837	155,459

Net asset value per share (NAV)	$12.38	$11.42	$25.74	$21.75	$69.96

Total units outstanding	9,565	5,152	104,923	89,552	806,254
Variable accumulation unit value (lowest to highest)	$9.37 to $9.37	$10.90 to $10.90	$21.70 to $21.70	$11.62 to $11.62	$13.41 to $13.49
Identified cost of investment	$104,168	$58,073	$2,471,405	$1,046,627	$11,412,506
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2018

	American Funds IS Growth- Income Fund— Class 1	American Funds IS International Fund— Class 1	American Funds IS New World Fund®— Class 1	BlackRock® Global Allocation V.I. Fund— Class I	BlackRock® High Yield V.I. Fund— Class I
ASSETS:
Investment at net asset value	$1,542,758	$22,509,472	$6,814,985	$10,753,590	$229,221
Dividends due and accrued	—	—	—	—	1,017
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	122	100	—	—	—
Net receivable from (payable to) the Fund for shares sold or purchased	(122)	(98)	1	1	(1,017)
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	—	2	1	1	—

Total net assets	$1,542,758	$22,509,472	$6,814,985	$10,753,590	$229,221

Total shares outstanding	33,989	1,274,602	324,832	707,939	33,559

Net asset value per share (NAV)	$45.39	$17.66	$20.98	$15.19	$6.80

Total units outstanding	121,313	1,930,461	610,395	1,002,053	19,938
Variable accumulation unit value (lowest to highest)	$12.72 to $12.72	$11.59 to $11.66	$11.10 to $11.17	$10.62 to $10.73	$11.50 to $11.50
Identified cost of investment	$1,597,876	$24,133,539	$7,723,554	$11,977,652	$244,504
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2018

	ClearBridge Variable Appreciation Portfolio— Class I	ClearBridge Variable Large Cap Growth Portfolio— Class I	Davis Value Portfolio	Delaware VIP® Emerging Markets Series— Standard Class	Delaware VIP® International Value Equity Series— Standard Class
ASSETS:
Investment at net asset value	$425	$88,586	$363,421	$4,191,224	$191,460
Dividends due and accrued	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	—	—	—	(24,219)	—
Net receivable from (payable to) the Fund for shares sold or purchased	—	—	—	24,219	—
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	—	—	—	—	—

Total net assets	$425	$88,586	$363,421	$4,191,224	$191,460

Total shares outstanding	11	3,714	52,746	205,856	17,843

Net asset value per share (NAV)	$38.88	$23.85	$6.89	$20.36	$10.73

Total units outstanding	43	7,742	18,752	342,860	22,873
Variable accumulation unit value (lowest to highest)	$9.95 to $9.95	$11.44 to $11.44	$19.33 to $19.33	$12.22 to $12.22	$8.37 to $8.37
Identified cost of investment	$480	$98,648	$477,149	$4,613,939	$212,199

Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2018

	Delaware VIP® Small Cap Value Series— Standard Class	DFA VA Global Bond Portfolio	DFA VA International Small Portfolio	DFA VA U.S. Large Value Portfolio	DFA VA U.S. Targeted Value Portfolio
ASSETS:
Investment at net asset value	$6,296,306	$5,175,176	$2,996,901	$7,571,894	$2,348,611
Dividends due and accrued	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	(29,148)	—	2,059	3,360	—
Net receivable from (payable to) the Fund for shares sold or purchased	29,148	—	(2,059)	(3,360)	—
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	—	—	—	—	—

Total net assets	$6,296,306	$5,175,176	$2,996,901	$7,571,894	$2,348,611

Total shares outstanding	192,195	501,470	285,691	336,379	153,906

Net asset value per share (NAV)	$32.76	$10.32	$10.49	$22.51	$15.26

Total units outstanding	376,867	491,198	258,824	626,750	194,568
Variable accumulation unit value (lowest to highest)	$16.71 to $16.71	$10.54 to $10.54	$11.58 to $11.58	$12.08 to $12.08	$12.07 to $12.07
Identified cost of investment	$7,213,156	$5,414,703	$3,504,378	$8,886,762	$2,965,796
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2018

	DFA VIT Inflation- Protected Securities Portfolio	Dreyfus IP Technology Growth Portfolio— Initial Shares	Dreyfus VIF Opportunistic Small Cap Portfolio— Initial Shares	DWS Alternative Asset Allocation VIP— Class A	DWS Global Small Cap VIP— Class A
ASSETS:
Investment at net asset value	$7,111,118	$6,727,157	$8,514	$33,581	$137,707
Dividends due and accrued	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	(67,027)	195	—	—	—
Net receivable from (payable to) the Fund for shares sold or purchased	67,027	(195)	—	—	—
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	—	—	—	—	—

Total net assets	$7,111,118	$6,727,157	$8,514	$33,581	$137,707

Total shares outstanding	737,668	298,190	207	2,775	15,455

Net asset value per share (NAV)	$9.64	$22.56	$41.20	$12.10	$8.91

Total units outstanding	676,001	195,129	452	3,537	10,552
Variable accumulation unit value (lowest to highest)	$10.52 to $10.52	$34.48 to $34.48	$18.75 to $18.75	$9.49 to $9.49	$13.05 to $13.05
Identified cost of investment	$7,389,514	$5,965,059	$7,078	$35,819	$188,246
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2018

	DWS Small Cap Index VIP— Class A	DWS Small Mid Cap Value VIP— Class A	Fidelity® VIP ContrafundSM Portfolio— Initial Class	Fidelity® VIP Emerging Markets Portfolio— Initial Class	Fidelity® VIP Equity-IncomeSM Portfolio— Initial Class
ASSETS:
Investment at net asset value	$39,039,122	$953,954	$12,625,030	$65,380	$949,790
Dividends due and accrued	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	43,644	—	196	—	18
Net receivable from (payable to) the Fund for shares sold or purchased	(43,643)	—	(160)	—	(17)
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	1	—	36	—	1

Total net assets	$39,039,122	$953,954	$12,625,030	$65,380	$949,790

Total shares outstanding	2,607,824	78,129	392,936	6,571	46,627

Net asset value per share (NAV)	$14.97	$12.21	$32.13	$9.95	$20.37

Total units outstanding	1,452,837	59,514	383,199	7,847	40,509
Variable accumulation unit value (lowest to highest)	$20.14 to $26.88	$16.03 to $16.03	$32.20 to $42.49	$8.33 to $8.33	$23.28 to $27.88
Identified cost of investment	$42,807,544	$1,257,264	$12,871,634	$75,252	$1,055,815
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2018

	Fidelity® VIP Freedom 2010 Portfolio— Initial Class	Fidelity® VIP Freedom 2020 Portfolio— Initial Class	Fidelity® VIP Freedom 2030 Portfolio— Initial Class	Fidelity® VIP Freedom 2040 Portfolio— Initial Class	Fidelity® VIP Freedom 2050 Portfolio— Initial Class
ASSETS:
Investment at net asset value	$2,382,302	$12,398,534	$8,994,461	$4,898,629	$16,549
Dividends due and accrued	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	34	(6,913)	277	350	—
Net receivable from (payable to) the Fund for shares sold or purchased	(34)	6,914	(277)	(350)	—
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	—	1	—	—	—

Total net assets	$2,382,302	$12,398,534	$8,994,461	$4,898,629	$16,549

Total shares outstanding	193,369	985,575	692,948	258,639	980

Net asset value per share (NAV)	$12.32	$12.58	$12.98	$18.94	$16.88

Total units outstanding	125,290	637,558	453,153	234,075	1,631
Variable accumulation unit value (lowest to highest)	$19.01 to $19.01	$16.85 to $19.46	$19.85 to $19.85	$20.93 to $20.93	$10.15 to $10.15
Identified cost of investment	$2,398,887	$12,845,637	$9,323,778	$5,168,837	$18,913
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2018

	Fidelity® VIP Government Money Market Portfolio— Initial Class	Fidelity® VIP Growth Portfolio— Initial Class	Fidelity® VIP Index 500 Portfolio— Initial Class	Fidelity® VIP Investment Grade Bond Portfolio— Initial Class	Fidelity® VIP Mid Cap Portfolio— Initial Class
ASSETS:
Investment at net asset value	$534,224,237	$2,327,964	$154,865,961	$18,545,551	$11,824,774
Dividends due and accrued	2	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	1,915,521	34	(305,304)	(354,391)	(37,743)
Net receivable from (payable to) the Fund for shares sold or purchased	(1,905,221)	(34)	305,307	354,418	37,769
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	10,302	—	3	27	26

Total net assets	$534,224,237	$2,327,964	$154,865,961	$18,545,551	$11,824,774

Total shares outstanding	534,224,235	36,882	613,428	1,502,881	391,678

Net asset value per share (NAV)	$1.00	$63.12	$252.46	$12.34	$30.19

Total units outstanding	52,896,188	76,486	5,243,766	1,038,840	349,067
Variable accumulation unit value (lowest to highest)	$10.08 to $10.33	$30.44 to $30.77	$29.54 to $35.34	$17.73 to $19.63	$33.18 to $41.12
Identified cost of investment	$534,224,235	$2,480,355	$141,700,353	$19,111,112	$12,779,185
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2018

	Fidelity® VIP Overseas Portfolio— Initial Class	Fidelity® VIP Real Estate Portfolio— Initial Class	Fidelity® VIP Strategic Income Portfolio— Initial Class	Fidelity® VIP Value Portfolio— Initial Class	Fidelity® VIP Value Strategies Portfolio— Service Class 2
ASSETS:
Investment at net asset value	$8,991,849	$12,594,150	$101,552	$367,657	$287,602
Dividends due and accrued	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	244	—	—	57	8
Net receivable from (payable to) the Fund for shares sold or purchased	(244)	—	—	(57)	(8)
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	—	—	—	—	—

Total net assets	$8,991,849	$12,594,150	$101,552	$367,657	$287,602

Total shares outstanding	470,039	755,045	9,447	28,108	25,656

Net asset value per share (NAV)	$19.13	$16.68	$10.75	$13.08	$11.21

Total units outstanding	495,000	928,661	9,622	34,903	11,991
Variable accumulation unit value (lowest to highest)	$18.17 to $18.17	$13.56 to $13.56	$10.55 to $10.55	$10.53 to $10.53	$23.98 to $23.98
Identified cost of investment	$9,239,333	$14,088,515	$108,117	$423,822	$349,619
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2018

	Invesco V.I. American Value Fund— Series I Shares	Invesco V.I. Global Real Estate Fund— Series I Shares	Invesco V.I. International Growth Fund— Series I Shares	Invesco V.I. Mid Cap Core Equity Fund— Series I Shares	Janus Henderson Enterprise Portfolio— Institutional Shares
ASSETS:
Investment at net asset value	$2,553,076	$3,179,243	$12,164,492	$767,288	$9,819,234
Dividends due and accrued	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	91	(53,989)	(199,339)	—	3,312
Net receivable from (payable to) the Fund for shares sold or purchased	(91)	53,992	199,339	—	(3,312)
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	—	3	—	—	—

Total net assets	$2,553,076	$3,179,243	$12,164,492	$767,288	$9,819,234

Total shares outstanding	184,205	204,848	368,845	69,944	146,512

Net asset value per share (NAV)	$13.86	$15.52	$32.98	$10.97	$67.02

Total units outstanding	70,887	212,904	756,737	45,531	214,871
Variable accumulation unit value (lowest to highest)	$36.02 to $36.02	$13.05 to $15.05	$16.08 to $16.08	$16.85 to $16.85	$45.70 to $45.70
Identified cost of investment	$3,040,556	$3,393,590	$13,155,793	$947,103	$9,159,934
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2018

	Janus Henderson Flexible Bond Portfolio— Institutional Shares	Janus Henderson Forty Portfolio— Institutional Shares	Janus Henderson Global Research Portfolio— Institutional Shares	Lazard Retirement International Equity Portfolio— Service Shares	Lord Abbett Series Fund Developing Growth Portfolio— Class VC
ASSETS:
Investment at net asset value	$2,166,443	$4,117,327	$558,421	$1,626,093	$147,857
Dividends due and accrued	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	136	—	170	374	—
Net receivable from (payable to) the Fund for shares sold or purchased	(136)	—	(166)	(372)	—
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	—	—	4	2	—

Total net assets	$2,166,443	$4,117,327	$558,421	$1,626,093	$147,857

Total shares outstanding	193,260	116,970	11,849	189,081	5,921

Net asset value per share (NAV)	$11.21	$35.20	$47.13	$8.60	$24.97

Total units outstanding	206,345	122,172	27,696	102,592	12,067
Variable accumulation unit value (lowest to highest)	$10.50 to $10.50	$33.70 to $33.70	$19.88 to $20.95	$13.05 to $16.05	$12.25 to $12.25
Identified cost of investment	$2,290,820	$4,295,136	$488,108	$2,088,780	$167,097
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2018

	Lord Abbett Series Fund Mid Cap Stock Portfolio— Class VC	LVIP Baron Growth Opportunities Fund— Service Class	LVIP Mondrian International Value Fund— Standard Class	LVIP SSgA Bond Index Fund— Standard Class	LVIP SSgA Developed International 150 Fund— Standard Class
ASSETS:
Investment at net asset value	$1,875,129	$8,575,862	$21,129	$25,957,161	$4,314,991
Dividends due and accrued	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	—	662	—	2,471	—
Net receivable from (payable to) the Fund for shares sold or purchased	1	(660)	—	(2,471)	—
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	1	2	—	—	—

Total net assets	$1,875,129	$8,575,862	$21,129	$25,957,161	$4,314,991

Total shares outstanding	94,417	189,158	1,389	2,385,549	579,193

Net asset value per share (NAV)	$19.86	$45.34	$15.21	$10.88	$7.45

Total units outstanding	84,623	304,253	2,049	2,327,537	295,165
Variable accumulation unit value (lowest to highest)	$22.14 to $27.54	$21.07 to $28.32	$10.31 to $10.31	$11.15 to $11.15	$14.62 to $14.62
Identified cost of investment	$2,310,857	$8,591,931	$22,766	$27,104,222	$5,184,553
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2018

	LVIP SSgA Emerging Markets 100 Fund— Standard Class	LVIP SSgA International Index Fund— Standard Class	MFS® Global Real Estate Portfolio— Initial Class	MFS® Global Tactical Allocation Portfolio— Initial Class	MFS® International Value Portfolio— Initial Class
ASSETS:
Investment at net asset value	$4,335,410	$23,047,604	$44,484	$2,316,323	$19,757,946
Dividends due and accrued	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	78	2,059	—	—	(95,012)
Net receivable from (payable to) the Fund for shares sold or purchased	(78)	(2,059)	—	—	95,012
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	—	—	—	—	—

Total net assets	$4,335,410	$23,047,604	$44,484	$2,316,323	$19,757,946

Total shares outstanding	523,032	2,775,482	3,396	158,870	789,686

Net asset value per share (NAV)	$8.29	$8.30	$13.10	$14.58	$25.02

Total units outstanding	436,982	1,737,268	3,720	159,132	1,010,695
Variable accumulation unit value (lowest to highest)	$9.92 to $9.92	$13.27 to $13.27	$11.96 to $11.96	$14.56 to $14.56	$19.55 to $19.55
Identified cost of investment	$4,563,345	$25,002,615	$47,715	$2,441,023	$20,277,695
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2018

	MFS® Investors Trust Series— Initial Class	MFS® Mid Cap Value Portfolio— Initial Class	MFS® New Discovery Series— Initial Class	MFS® Value Series— Initial Class	Morgan Stanley VIF Emerging Markets Debt Portfolio— Class I
ASSETS:
Investment at net asset value	$83,417	$939,584	$4,342	$49,718,043	$5,146,971
Dividends due and accrued	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	—	(30,985)	—	(207,535)	191
Net receivable from (payable to) the Fund for shares sold or purchased	2	30,985	—	207,537	(191)
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	2	—	—	2	—

Total net assets	$83,417	$939,584	$4,342	$49,718,043	$5,146,971

Total shares outstanding	3,084	126,629	249	2,873,875	725,948

Net asset value per share (NAV)	$27.05	$7.42	$17.46	$17.30	$7.09

Total units outstanding	2,448	88,285	137	1,789,713	223,127
Variable accumulation unit value (lowest to highest)	$34.01 to $34.01	$10.64 to $10.64	$31.24 to $31.24	$21.48 to $27.80	$23.07 to $23.07
Identified cost of investment	$68,032	$1,103,066	$4,255	$56,554,996	$5,564,246
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2018

	Morgan Stanley VIF Global Infrastructure Portfolio— Class I	Morgan Stanley VIF U.S. Real Estate Portfolio— Class I	Neuberger Berman AMT Large Cap Value Portfolio— Class I	Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio— Class I	Oppenheimer Capital Appreciation Fund/VA— Non-Service Shares
ASSETS:
Investment at net asset value	$261,170	$4,752,224	$383,297	$75,488	$270,730
Dividends due and accrued	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	—	257	—	—	33
Net receivable from (payable to) the Fund for shares sold or purchased	—	(256)	—	—	(33)
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	—	1	—	—	—

Total net assets	$261,170	$4,752,224	$383,297	$75,488	$270,730

Total shares outstanding	38,407	243,454	26,289	4,811	5,582

Net asset value per share (NAV)	$6.80	$19.52	$14.58	$15.69	$48.50

Total units outstanding	22,351	148,187	22,317	6,894	13,724
Variable accumulation unit value (lowest to highest)	$11.68 to $11.68	$32.02 to $38.10	$17.18 to $17.18	$10.95 to $10.95	$19.73 to $19.73
Identified cost of investment	$300,106	$5,043,025	$411,490	$90,452	$295,094
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2018

	Oppenheimer Total Return Bond Fund/VA— Non-Service Shares	PIMCO VIT Emerging Markets Bond Portfolio— Institutional Class	PIMCO VIT Global Bond Opportunities Portfolio (Unhedged)— Administrative Class	PIMCO VIT High Yield Portfolio— Administrative Class	PIMCO VIT Long-Term U.S. Government Portfolio— Administrative Class
ASSETS:
Investment at net asset value	$983	$1,979,288	$6,147,946	$2,766,778	$809,989
Dividends due and accrued	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	—	—	(190,399)	14	98
Net receivable from (payable to) the Fund for shares sold or purchased	—	—	190,399	(14)	(98)
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	—	—	—	—	—

Total net assets	$983	$1,979,288	$6,147,946	$2,766,778	$809,989

Total shares outstanding	131	164,803	560,944	380,052	69,706

Net asset value per share (NAV)	$7.49	$12.01	$10.96	$7.28	$11.62

Total units outstanding	79	199,505	435,067	170,658	35,709
Variable accumulation unit value (lowest to highest)	$12.61 to $12.61	$9.92 to $9.92	$14.13 to $14.13	$16.23 to $16.23	$22.71 to $22.71
Identified cost of investment	$1,022	$2,149,229	$6,623,565	$2,879,298	$804,117
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2018

	PIMCO VIT Low Duration Portfolio— Administrative Class	PIMCO VIT Real Return Portfolio— Administrative Class	PIMCO VIT Total Return Portfolio— Administrative Class	T. Rowe Price Blue Chip Growth Portfolio	T. Rowe Price Equity Index 500 Portfolio
ASSETS:
Investment at net asset value	$7,978,997	$12,276,957	$33,258,215	$55,473,527	$1,331,085
Dividends due and accrued	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	380	—	—	2,924	103
Net receivable from (payable to) the Fund for shares sold or purchased	(380)	—	—	(2,924)	(96)
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	—	—	—	—	7

Total net assets	$7,978,997	$12,276,957	$33,258,215	$55,473,527	$1,331,085

Total shares outstanding	791,567	1,036,030	3,173,494	1,801,674	73,990

Net asset value per share (NAV)	$10.08	$11.85	$10.48	$30.79	$17.99

Total units outstanding	532,279	756,401	1,722,016	1,413,526	51,656
Variable accumulation unit value (lowest to highest)	$14.99 to $14.99	$16.18 to $16.18	$19.34 to $19.34	$39.24 to $39.24	$23.97 to $26.51
Identified cost of investment	$8,143,611	$12,774,096	$34,189,681	$51,655,409	$1,399,819
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2018

	T. Rowe Price International Stock Portfolio	T. Rowe Price Limited-Term Bond Portfolio	T. Rowe Price New America Growth Portfolio	T. Rowe Price Personal Strategy Balanced Portfolio	Thrivent Small Cap Index Portfolio
ASSETS:
Investment at net asset value	$5,213,911	$1,816,379	$10,797,900	$4,309,983	$402,618
Dividends due and accrued	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	236	481	716	887	—
Net receivable from (payable to) the Fund for shares sold or purchased	(220)	(481)	(716)	(887)	—
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	16	—	—	—	—

Total net assets	$5,213,911	$1,816,379	$10,797,900	$4,309,983	$402,618

Total shares outstanding	399,840	379,996	420,315	235,390	24,346

Net asset value per share (NAV)	$13.04	$4.78	$25.69	$18.31	$16.54

Total units outstanding	259,665	130,863	293,223	173,204	44,959
Variable accumulation unit value (lowest to highest)	$19.64 to $20.16	$13.89 to $13.89	$36.82 to $36.82	$24.88 to $24.88	$8.96 to $8.96
Identified cost of investment	$6,104,190	$1,815,671	$11,174,036	$4,600,912	$459,476
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2018

	TOPS® Aggressive Growth ETF Portfolio— Class 2 Shares	TOPS® Balanced ETF Portfolio— Class 2 Shares	TOPS® Conservative ETF Portfolio— Class 2 Shares	TOPS® Growth ETF Portfolio— Class 2 Shares	TOPS® Managed Risk Balanced ETF Portfolio— Class 2 Shares
ASSETS:
Investment at net asset value	$216,530	$592,444	$191,101	$308,360	$183,615
Dividends due and accrued	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	—	—	—	—	—
Net receivable from (payable to) the Fund for shares sold or purchased	—	—	—	—	—
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	—	—	—	—	—

Total net assets	$216,530	$592,444	$191,101	$308,360	$183,615

Total shares outstanding	16,983	53,229	17,047	23,611	17,257

Net asset value per share (NAV)	$12.75	$11.13	$11.21	$13.06	$10.64

Total units outstanding	11,774	41,558	14,837	18,017	14,302
Variable accumulation unit value (lowest to highest)	$18.39 to $18.39	$14.26 to $14.26	$12.88 to $12.88	$17.12 to $17.12	$12.84 to $12.84
Identified cost of investment	$230,157	$636,613	$190,473	$343,646	$202,320
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2018

	TOPS® Managed Risk Growth ETF Portfolio— Class 2 Shares	TOPS® Managed Risk Moderate Growth ETF Portfolio— Class 2 Shares	TOPS® Moderate Growth ETF Portfolio— Class 2 Shares	VanEck VIP Unconstrained Emerging Markets Bond Fund— Initial Class Shares	Victory RS Small Cap Growth Equity VIP Series— Class I Shares
ASSETS:
Investment at net asset value	$122,443	$142,160	$993,989	$363,574	$15,246
Dividends due and accrued	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	30	—	—	—	—
Net receivable from (payable to) the Fund for shares sold or purchased	(30)	—	—	—	—
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	—	—	—	—	—

Total net assets	$122,443	$142,160	$993,989	$363,574	$15,246

Total shares outstanding	11,475	12,947	92,636	46,852	997

Net asset value per share (NAV)	$10.67	$10.98	$10.73	$7.76	$15.29

Total units outstanding	9,259	10,647	63,383	29,429	1,764
Variable accumulation unit value (lowest to highest)	$13.22 to $13.22	$13.35 to $13.35	$15.68 to $15.68	$12.35 to $12.35	$8.64 to $8.64
Identified cost of investment	$133,499	$153,232	$1,017,213	$372,200	$21,934
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2018

	Voya Russell™ Mid Cap Index Portfolio— Class I	Voya Small Company Portfolio— Class I	MainStay VP Absolute Return Multi-Strategy— Initial Class	DFA VA Global Moderate Allocation Portfolio
ASSETS:
Investment at net asset value	$17,724,567	$2,448,639	$—	$—
Dividends due and accrued	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	212,346	—	—	—
Net receivable from (payable to) the Fund for shares sold or purchased	(212,345)	—	—	—
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	1	—	—	—

Total net assets	$17,724,567	$2,448,639	$—	$—

Total shares outstanding	1,367,636	155,469	—	—

Net asset value per share (NAV)	$12.96	$15.75	$—	$—

Total units outstanding	960,458	207,406	—	—
Variable accumulation unit value (lowest to highest)	$18.15 to $18.46	$11.81 to $11.81	—	—
Identified cost of investment	$20,580,985	$3,104,670	$—	$—
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Operations
For the year ended December 31, 2018

	MainStay VP Absolute Return Multi-Strategy— Initial Class	MainStay VP Bond— Initial Class	MainStay VP Eagle Small Cap Growth— Initial Class	MainStay VP Emerging Markets Equity— Initial Class	MainStay VP Epoch U.S. Equity Yield— Initial Class
INVESTMENT INCOME (LOSS):
Dividend income	$749	$1,540,943	$—	$105,062	$3,611,976
Mortality and expense risk charges	—	(7,020)	—	(194)	(519,579)

Net investment income (loss)	749	1,533,923	—	104,868	3,092,397

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	291,132	20,027,360	1,529,206	5,282,696	306,799,007
Cost of investments sold	(305,968)	(21,548,376)	(1,320,702)	(4,346,031)	(264,457,998)

Net realized gain (loss) on investments	(14,836)	(1,521,016)	208,504	936,665	42,341,009
Realized gain distribution received	—	153,419	333,253	—	11,073,849

Change in unrealized appreciation (depreciation) on investments	983	(993,392)	(975,907)	(2,924,372)	(68,305,837)

Net gain (loss) on investments	(13,853)	(2,360,989)	(434,150)	(1,987,707)	(14,890,979)

Net increase (decrease) in net assets resulting from operations	$(13,104)	$(827,066)	$(434,150)	$(1,882,839)	$(11,798,582)
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2018

	MainStay VP Epoch U.S. Small Cap— Initial Class	MainStay VP Fidelity Institutional AM® Utilities— Initial Class	MainStay VP Floating Rate— Initial Class	MainStay VP Income Builder— Initial Class	MainStay VP IQ Hedge Multi- Strategy— Initial Class (a)
INVESTMENT INCOME (LOSS):
Dividend income	$118,862	$37,768	$367,539	$292,847	$1,090
Mortality and expense risk charges	—	(536)	—	(31,147)	—

Net investment income (loss)	118,862	37,232	367,539	261,700	1,090

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	1,854,508	472,407	1,339,876	1,036,832	81,643
Cost of investments sold	(1,475,772)	(541,834)	(1,355,120)	(1,000,646)	(83,686)

Net realized gain (loss) on investments	378,736	(69,427)	(15,244)	36,186	(2,043)
Realized gain distribution received	1,866,214	5,124	—	468,142	—

Change in unrealized appreciation (depreciation) on investments	(4,885,956)	49,145	(368,284)	(1,312,834)	(3,318)

Net gain (loss) on investments	(2,641,006)	(15,158)	(383,528)	(808,506)	(5,361)

Net increase (decrease) in net assets resulting from operations	$(2,522,144)	$22,074	$(15,989)	$(546,806)	$(4,271)
(a) For the period November 30, 2018 (commencement of Investment Division) through December 31, 2018
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2018

	MainStay VP Janus Henderson Balanced— Initial Class	MainStay VP Large Cap Growth— Initial Class	MainStay VP MacKay Common Stock— Initial Class	MainStay VP MacKay Convertible— Initial Class	MainStay VP MacKay Government— Initial Class
INVESTMENT INCOME (LOSS):
Dividend income	$165,248	$—	$1,709,785	$70,477	$18,505
Mortality and expense risk charges	(6,765)	(280)	(245,746)	(2,247)	—

Net investment income (loss)	158,483	(280)	1,464,039	68,230	18,505

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	2,018,901	16,277,090	227,420,702	219,148	121,061
Cost of investments sold	(1,735,989)	(13,256,381)	(161,432,371)	(204,622)	(123,332)

Net realized gain (loss) on investments	282,912	3,020,709	65,988,331	14,526	(2,271)
Realized gain distribution received	485,975	269,349	9,635,564	157,108	—

Change in unrealized appreciation (depreciation) on investments	(851,505)	(1,984,220)	(73,998,408)	(335,738)	(11,810)

Net gain (loss) on investments	(82,618)	1,305,838	1,625,487	(164,104)	(14,081)

Net increase (decrease) in net assets resulting from operations	$75,865	$1,305,558	$3,089,526	$(95,874)	$4,424
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2018

	MainStay VP MacKay Growth— Initial Class	MainStay VP MacKay High Yield Corporate Bond— Initial Class	MainStay VP MacKay International Equity— Initial Class	MainStay VP MacKay Mid Cap Core— Initial Class	MainStay VP MacKay S&P 500 Index— Initial Class
INVESTMENT INCOME (LOSS):
Dividend income	$1,468	$2,367,916	$606,213	$152,985	$5,922,932
Mortality and expense risk charges	(33)	(3,855)	(120,848)	—	(875,393)

Net investment income (loss)	1,435	2,364,061	485,365	152,985	5,047,539

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	1,566,971	7,747,122	5,014,492	4,597,358	125,258,679
Cost of investments sold	(1,566,230)	(8,068,332)	(3,500,190)	(4,117,300)	(106,059,009)

Net realized gain (loss) on investments	741	(321,210)	1,514,302	480,058	19,199,670
Realized gain distribution received	14,257	—	934,563	1,940,769	7,769,028

Change in unrealized appreciation (depreciation) on investments	(30,977)	(2,588,166)	(8,928,391)	(4,392,439)	(54,674,461)

Net gain (loss) on investments	(15,979)	(2,909,376)	(6,479,526)	(1,971,612)	(27,705,763)

Net increase (decrease) in net assets resulting from operations	$(14,544)	$(545,315)	$(5,994,161)	$(1,818,627)	$(22,658,224)
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2018

	MainStay VP MacKay Small Cap Core— Initial Class	MainStay VP Mellon Natural Resources— Initial Class	MainStay VP T. Rowe Price Equity Income— Initial Class	MainStay VP U.S. Government Money Market— Initial Class	AB VPS International Value Portfolio— Class A
INVESTMENT INCOME (LOSS):
Dividend income	$—	$—	$260,726	$391,978	$36
Mortality and expense risk charges	(204)	—	(4,664)	(11,070)	—

Net investment income (loss)	(204)	—	256,062	380,908	36

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	693,687	435,734	6,846,838	48,068,306	19
Cost of investments sold	(648,456)	(336,932)	(6,524,012)	(48,069,166)	(17)

Net realized gain (loss) on investments	45,231	98,802	322,826	(860)	2
Realized gain distribution received	777,929	—	1,186,445	—	—

Change in unrealized appreciation (depreciation) on investments	(1,759,017)	(681,003)	(2,841,957)	870	(613)

Net gain (loss) on investments	(935,857)	(582,201)	(1,332,686)	10	(611)

Net increase (decrease) in net assets resulting from operations	$(936,061)	$(582,201)	$(1,076,624)	$380,918	$(575)
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2018

	AB VPS Small/Mid Cap Value Portfolio— Class A	Alger SMid Cap Focus Portfolio— Class I-2	American Century Investments® VP Inflation Protection Fund— Class II	American Century Investments® VP Mid Cap Value Fund— Class II	American Century Investments® VP Value Fund— Class II
INVESTMENT INCOME (LOSS):
Dividend income	$19,267	$—	$45,095	$15,102	$84,509
Mortality and expense risk charges	—	—	—	—	(3,035)

Net investment income (loss)	19,267	—	45,095	15,102	81,474

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	1,507,268	308,164	2,251,728	654,657	11,786,493
Cost of investments sold	(1,263,103)	(636,332)	(2,266,522)	(553,299)	(9,470,452)

Net realized gain (loss) on investments	244,165	(328,168)	(14,794)	101,358	2,316,041
Realized gain distribution received	321,424	117,208	—	73,751	357

Change in unrealized appreciation (depreciation) on investments	(1,202,489)	186,473	(88,863)	(319,889)	(2,297,491)

Net gain (loss) on investments	(636,900)	(24,487)	(103,657)	(144,780)	18,907

Net increase (decrease) in net assets resulting from operations	$(617,633)	$(24,487)	$(58,562)	$(129,678)	$100,381
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2018

	American Funds IS Asset Allocation Fund— Class 1	American Funds IS Blue Chip Income and Growth Fund— Class 1 (b)	American Funds IS Global Bond Fund— Class 1	American Funds IS Global Growth Fund— Class 1	American Funds IS Global Small Capitalization Fund— Class 1
INVESTMENT INCOME (LOSS):
Dividend income	$70,621	$2,539	$1,302	$24,002	$4,147
Mortality and expense risk charges	—	—	—	—	—

Net investment income (loss)	70,621	2,539	1,302	24,002	4,147

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	270,846	37,015	20,586	291,500	281,691
Cost of investments sold	(246,041)	(42,140)	(20,732)	(274,499)	(232,441)

Net realized gain (loss) on investments	24,805	(5,125)	(146)	17,001	49,250
Realized gain distribution received	143,889	7,075	183	178,460	59,558

Change in unrealized appreciation (depreciation) on investments	(407,683)	(14,501)	(1,902)	(465,701)	(242,330)

Net gain (loss) on investments	(238,989)	(12,551)	(1,865)	(270,240)	(133,522)

Net increase (decrease) in net assets resulting from operations	$(168,368)	$(10,012)	$(563)	$(246,238)	$(129,375)
(b) For the period May 1, 2018 (commencement of Investment Division) through December 31, 2018
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2018

	American Funds IS Growth Fund— Class 1	American Funds IS Growth-Income Fund— Class 1	American Funds IS International Fund— Class 1	American Funds IS New World Fund®— Class 1	BlackRock® Global Allocation V.I. Fund— Class I
INVESTMENT INCOME (LOSS):
Dividend income	$85,529	$29,376	$494,593	$83,631	$112,016
Mortality and expense risk charges	(22)	(250)	(17)	(7)	(11)

Net investment income (loss)	85,507	29,126	494,576	83,624	112,005

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	3,284,327	499,664	17,548,999	1,654,077	749,007
Cost of investments sold	(2,763,697)	(435,647)	(13,372,022)	(1,443,391)	(678,508)

Net realized gain (loss) on investments	520,630	64,017	4,176,977	210,686	70,499
Realized gain distribution received	1,236,070	120,164	1,203,784	204,929	436,195

Change in unrealized appreciation (depreciation) on investments	(1,908,521)	(236,393)	(8,545,486)	(1,670,281)	(1,767,033)

Net gain (loss) on investments	(151,821)	(52,212)	(3,164,725)	(1,254,666)	(1,260,339)

Net increase (decrease) in net assets resulting from operations	$(66,314)	$(23,086)	$(2,670,149)	$(1,171,042)	$(1,148,334)

.Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2018

	BlackRock® High Yield V.I. Fund— Class I	ClearBridge Variable Appreciation Portfolio— Class I (b)	ClearBridge Variable Large Cap Growth Portfolio— Class I	Davis Value Portfolio	Delaware VIP® Emerging Markets Series— Standard Class
INVESTMENT INCOME (LOSS):
Dividend income	$11,508	$6	$284	$3,715	$63,982
Mortality and expense risk charges	—	—	—	—	—

Net investment income (loss)	11,508	6	284	3,715	63,982

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	65,639	8	9,380	85,650	1,161,102
Cost of investments sold	(66,358)	(8)	(8,445)	(81,379)	(1,101,723)

Net realized gain (loss) on investments	(719)	—	935	4,271	59,379
Realized gain distribution received	—	16	2,680	74,722	6,398

Change in unrealized appreciation (depreciation) on investments	(16,706)	(55)	(10,370)	(138,886)	(689,116)

Net gain (loss) on investments	(17,425)	(39)	(6,755)	(59,893)	(623,339)

Net increase (decrease) in net assets resulting from operations	$(5,917)	$(33)	$(6,471)	$(56,178)	$(559,357)
(b) For the period May 1, 2018 (commencement of Investment Division) through December 31, 2018
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2018

	Delaware VIP® International Value Equity Series— Standard Class	Delaware VIP® Small Cap Value Series— Standard Class	DFA VA Global Bond Portfolio	DFA VA International Small Portfolio	DFA VA U.S. Large Value Portfolio
INVESTMENT INCOME (LOSS):
Dividend income	$22,228	$61,530	$236,292	$58,023	$191,766
Mortality and expense risk charges	—	—	—	—	—

Net investment income (loss)	22,228	61,530	236,292	58,023	191,766

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	572,659	6,183,244	509,282	343,964	606,123
Cost of investments sold	(514,648)	(5,311,761)	(528,898)	(299,845)	(589,562)

Net realized gain (loss) on investments	58,011	871,483	(19,616)	44,119	16,561
Realized gain distribution received	—	523,266	—	151,794	188,705

Change in unrealized appreciation (depreciation) on investments	(173,669)	(2,507,617)	(127,121)	(988,977)	(1,510,940)

Net gain (loss) on investments	(115,658)	(1,112,868)	(146,737)	(793,064)	(1,305,674)

Net increase (decrease) in net assets resulting from operations	$(93,430)	$(1,051,338)	$89,555	$(735,041)	$(1,113,908)
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2018

	DFA VA U.S. Targeted Value Portfolio	DFA VIT Inflation- Protected Securities Portfolio	Dreyfus IP Technology Growth Portfolio— Initial Shares	Dreyfus VIF Opportunistic Small Cap Portfolio— Initial Shares	DWS Alternative Asset Allocation VIP— Class A
INVESTMENT INCOME (LOSS):
Dividend income	$27,547	$154,532	$—	$—	$454
Mortality and expense risk charges	—	—	—	—	—

Net investment income (loss)	27,547	154,532	—	—	454

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	2,595,951	4,808,644	571,815	3,733	11,791
Cost of investments sold	(2,202,097)	(4,972,882)	(334,130)	(2,320)	(11,097)

Net realized gain (loss) on investments	393,854	(164,238)	237,685	1,413	694
Realized gain distribution received	160,372	—	357,746	1,877	—

Change in unrealized appreciation (depreciation) on investments	(931,665)	(163,403)	(686,090)	(5,331)	(3,650)

Net gain (loss) on investments	(377,439)	(327,641)	(90,659)	(2,041)	(2,956)

Net increase (decrease) in net assets resulting from operations	$(349,892)	$(173,109)	$(90,659)	$(2,041)	$(2,502)
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2018

	DWS Global Small Cap VIP— Class A	DWS Small Cap Index VIP— Class A	DWS Small Mid Cap Value VIP— Class A	Fidelity® VIP ContrafundSM Portfolio— Initial Class	Fidelity® VIP Emerging Markets Portfolio— Initial Class (b)
INVESTMENT INCOME (LOSS):
Dividend income	$496	$444,163	$21,570	$103,788	$469
Mortality and expense risk charges	—	(10)	—	(5,886)	—

Net investment income (loss)	496	444,153	21,570	97,902	469

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	89,810	6,790,170	623,953	3,820,589	166
Cost of investments sold	(87,585)	(5,590,731)	(650,970)	(3,288,740)	(189)

Net realized gain (loss) on investments	2,225	1,199,439	(27,017)	531,849	(23)
Realized gain distribution received	23,367	3,152,460	278,603	1,380,657	—

Change in unrealized appreciation (depreciation) on investments	(63,228)	(9,559,936)	(435,213)	(2,782,946)	(9,871)

Net gain (loss) on investments	(37,636)	(5,208,037)	(183,627)	(870,440)	(9,894)

Net increase (decrease) in net assets resulting from operations	$(37,140)	$(4,763,884)	$(162,057)	$(772,538)	$(9,425)
(b) For the period May 1, 2018 (commencement of Investment Division) through December 31, 2018.
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2018

	Fidelity® VIP Equity-IncomeSM Portfolio— Initial Class	Fidelity® VIP Freedom 2010 Portfolio— Initial Class	Fidelity® VIP Freedom 2020 Portfolio— Initial Class	Fidelity® VIP Freedom 2030 Portfolio— Initial Class	Fidelity® VIP Freedom 2040 Portfolio— Initial Class
INVESTMENT INCOME (LOSS):
Dividend income	$26,041	$29,894	$203,211	$134,114	$61,201
Mortality and expense risk charges	(110)	—	(160)	—	—

Net investment income (loss)	25,931	29,894	203,051	134,114	61,201

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	1,666,154	682,170	2,350,027	1,240,266	851,971
Cost of investments sold	(1,411,784)	(650,744)	(2,147,584)	(1,137,890)	(667,841)

Net realized gain (loss) on investments	254,370	31,426	202,443	102,376	184,130
Realized gain distribution received	86,482	53,583	409,629	228,577	94,307

Change in unrealized appreciation (depreciation) on investments	(430,543)	(178,076)	(1,576,108)	(1,239,188)	(853,049)

Net gain (loss) on investments	(89,691)	(93,067)	(964,036)	(908,235)	(574,612)

Net increase (decrease) in net assets resulting from operations	$(63,760)	$(63,173)	$(760,985)	$(774,121)	$(513,411)
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2018

	Fidelity® VIP Freedom 2050 Portfolio— Initial Class	Fidelity® VIP Government Money Market Portfolio— Initial Class	Fidelity® VIP Growth Portfolio— Initial Class	Fidelity® VIP Index 500 Portfolio— Initial Class	Fidelity® VIP Investment Grade Bond Portfolio— Initial Class
INVESTMENT INCOME (LOSS):
Dividend income	$205	$5,899,254	$6,541	$3,142,089	$471,701
Mortality and expense risk charges	—	(771,859)	(48)	(694)	(3,407)

Net investment income (loss)	205	5,127,395	6,493	3,141,395	468,294

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	31,300	23,773,815	1,687,506	28,117,592	9,869,525
Cost of investments sold	(33,213)	(23,773,815)	(1,395,307)	(18,574,492)	(10,075,721)

Net realized gain (loss) on investments	(1,913)	—	292,199	9,543,100	(206,196)
Realized gain distribution received	67	—	305,114	769,502	114,638

Change in unrealized appreciation (depreciation) on investments	(2,363)	—	(571,468)	(20,391,698)	(531,432)

Net gain (loss) on investments	(4,209)	—	25,845	(10,079,096)	(622,990)

Net increase (decrease) in net assets resulting from operations	$(4,004)	$5,127,395	$32,338	$(6,937,701)	$(154,696)
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2018

	Fidelity® VIP Mid Cap Portfolio— Initial Class	Fidelity® VIP Overseas Portfolio— Initial Class	Fidelity® VIP Real Estate Portfolio— Initial Class	Fidelity® VIP Strategic Income Portfolio— Initial Class	Fidelity® VIP Value Portfolio— Initial Class
INVESTMENT INCOME (LOSS):
Dividend income	$92,160	$163,417	$364,948	$3,905	$4,639
Mortality and expense risk charges	(4,406)	—	—	—	—

Net investment income (loss)	87,754	163,417	364,948	3,905	4,639

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	1,935,037	4,304,272	2,367,739	21,836	7,987
Cost of investments sold	(1,885,974)	(3,141,233)	(2,518,577)	(21,771)	(8,147)

Net realized gain (loss) on investments	49,063	1,163,039	(150,838)	65	(160)
Realized gain distribution received	1,188,009	—	609,219	179	22,311

Change in unrealized appreciation (depreciation) on investments	(3,338,149)	(2,701,947)	(1,415,948)	(6,544)	(85,639)

Net gain (loss) on investments	(2,101,077)	(1,538,908)	(957,567)	(6,300)	(63,488)

Net increase (decrease) in net assets resulting from operations	$(2,013,323)	$(1,375,491)	$(592,619)	$(2,395)	$(58,849)

Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2018

	Fidelity® VIP Value Strategies Portfolio— Service Class 2	Invesco V.I. American Value Fund— Series I Shares	Invesco V.I. Global Real Estate Fund— Series I Shares	Invesco V.I. International Growth Fund— Series I Shares	Invesco V.I. Mid Cap Core Equity Fund— Series I Shares
INVESTMENT INCOME (LOSS):
Dividend income	$2,294	$17,013	$127,402	$297,722	$4,445
Mortality and expense risk charges	—	—	(443)	—	—

Net investment income (loss)	2,294	17,013	126,959	297,722	4,445

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	88,869	1,053,319	538,228	5,524,363	20,999
Cost of investments sold	(96,811)	(961,777)	(541,725)	(5,171,612)	(24,734)

Net realized gain (loss) on investments	(7,942)	91,542	(3,497)	352,751	(3,735)
Realized gain distribution received	13,814	486,870	39,841	100,826	123,022

Change in unrealized appreciation (depreciation) on investments	(68,528)	(955,844)	(377,775)	(3,029,931)	(222,150)

Net gain (loss) on investments	(62,656)	(377,432)	(341,431)	(2,576,354)	(102,863)

Net increase (decrease) in net assets resulting from operations	$(60,362)	$(360,419)	$(214,472)	$(2,278,632)	$(98,418)
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2018

	Janus Henderson Enterprise Portfolio— Institutional Shares	Janus Henderson Flexible Bond Portfolio— Institutional Shares	Janus Henderson Forty Portfolio— Institutional Shares	Janus Henderson Global Research Portfolio— Institutional Shares	Lazard Retirement International Equity Portfolio— Service Shares
INVESTMENT INCOME (LOSS):
Dividend income	$26,330	$67,817	$—	$6,981	$28,670
Mortality and expense risk charges	—	—	—	(494)	(261)

Net investment income (loss)	26,330	67,817	—	6,487	28,409

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	2,059,796	404,187	535,741	65,110	1,293,797
Cost of investments sold	(1,552,416)	(416,936)	(568,656)	(42,735)	(1,508,479)

Net realized gain (loss) on investments	507,380	(12,749)	(32,915)	22,375	(214,682)
Realized gain distribution received	513,825	—	623,754	—	93,672

Change in unrealized appreciation (depreciation) on investments	(1,033,377)	(80,884)	(543,734)	(69,276)	(154,614)

Net gain (loss) on investments	(12,172)	(93,633)	47,105	(46,901)	(275,624)

Net increase (decrease) in net assets resulting from operations	$14,158	$(25,816)	$47,105	$(40,414)	$(247,215)
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2018

	Lord Abbett Series Fund Developing Growth Portfolio— Class VC	Lord Abbett Series Fund Mid Cap Stock Portfolio— Class VC	LVIP Baron Growth Opportunities Fund— Service Class	LVIP Mondrian International Value Fund— Standard Class	LVIP SSgA Bond Index Fund— Standard Class
INVESTMENT INCOME (LOSS):
Dividend income	$—	$16,199	$—	$744	$718,739
Mortality and expense risk charges	—	(79)	(338)	—	—

Net investment income (loss)	—	16,120	(338)	744	718,739

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	144,243	501,254	5,312,347	267	2,898,175
Cost of investments sold	(96,465)	(572,528)	(4,673,416)	(241)	(3,015,897)

Net realized gain (loss) on investments	47,778	(71,274)	638,931	26	(117,722)
Realized gain distribution received	22,062	77,445	443,977	294	—

Change in unrealized appreciation (depreciation) on investments	(69,384)	(391,799)	(1,296,845)	(3,778)	(611,817)

Net gain (loss) on investments	456	(385,628)	(213,937)	(3,458)	(729,539)

Net increase (decrease) in net assets resulting from operations	$456	$(369,508)	$(214,275)	$(2,714)	$(10,800)
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2018

	LVIP SSgA Developed International 150 Fund— Standard Class	LVIP SSgA Emerging Markets 100 Fund— Standard Class	LVIP SSgA International Index Fund— Standard Class	MFS® Global Real Estate Portfolio— Initial Class	MFS® Global Tactical Allocation Portfolio— Initial Class
INVESTMENT INCOME (LOSS):
Dividend income	$174,125	$211,286	$683,629	$2,070	$19,365
Mortality and expense risk charges	—	—	—	—	—

Net investment income (loss)	174,125	211,286	683,629	2,070	19,365

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	115,045	2,735,252	2,276,089	7,043	121,319
Cost of investments sold	(129,271)	(2,422,797)	(2,003,682)	(7,471)	(115,520)

Net realized gain (loss) on investments	(14,226)	312,455	272,407	(428)	5,799
Realized gain distribution received	115,157	—	—	784	107,789

Change in unrealized appreciation (depreciation) on investments	(1,069,496)	(996,334)	(4,832,482)	(3,122)	(243,393)

Net gain (loss) on investments	(968,565)	(683,879)	(4,560,075)	(2,766)	(129,805)

Net increase (decrease) in net assets resulting from operations	$(794,440)	$(472,593)	$(3,876,446)	$(696)	$(110,440)
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2018

	MFS® International Value Portfolio— Initial Class	MFS® Investors Trust Series— Initial Class	MFS® Mid Cap Value Portfolio— Initial Class	MFS® New Discovery Series— Initial Class	MFS® Value Series— Initial Class
INVESTMENT INCOME (LOSS):
Dividend income	$215,410	$582	$10,498	$—	$837,375
Mortality and expense risk charges	—	(230)	—	—	(23)

Net investment income (loss)	215,410	352	10,498	—	837,352

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	10,100,458	1,944	286,252	2,035	5,650,537
Cost of investments sold	(8,002,388)	(1,140)	(296,561)	(1,506)	(5,515,192)

Net realized gain (loss) on investments	2,098,070	804	(10,309)	529	135,345
Realized gain distribution received	216,911	4,042	75,503	658	3,645,615

Change in unrealized appreciation (depreciation) on investments	(4,393,172)	(10,216)	(205,523)	(1,220)	(10,033,650)

Net gain (loss) on investments	(2,078,191)	(5,370)	(140,329)	(33)	(6,252,690)

Net increase (decrease) in net assets resulting from operations	$(1,862,781)	$(5,018)	$(129,831)	$(33)	$(5,415,338)

Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2018

	Morgan Stanley VIF Emerging Markets Debt Portfolio— Class I	Morgan Stanley VIF Global Infrastructure Portfolio— Class I	Morgan Stanley VIF U.S. Real Estate Portfolio— Class I	Neuberger Berman AMT Large Cap Value Portfolio— Class I	Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio— Class I
INVESTMENT INCOME (LOSS):
Dividend income	$223,974	$8,362	$142,419	$4,754	$747
Mortality and expense risk charges	—	—	(166)	—	—

Net investment income (loss)	223,974	8,362	142,253	4,754	747

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	2,531,690	3,678	678,430	275,487	46,357
Cost of investments sold	(2,639,382)	(4,101)	(665,775)	(228,393)	(44,779)

Net realized gain (loss) on investments	(107,692)	(423)	12,655	47,094	1,578
Realized gain distribution received	—	10,436	—	42,303	5,173

Change in unrealized appreciation (depreciation) on investments	(423,674)	(40,752)	(533,149)	(100,726)	(20,740)

Net gain (loss) on investments	(531,366)	(30,739)	(520,494)	(11,329)	(13,989)

Net increase (decrease) in net assets resulting from operations	$(307,392)	$(22,377)	$(378,241)	$(6,575)	$(13,242)
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2018

	Oppenheimer Capital Appreciation Fund/VA— Non-Service Shares	Oppenheimer Total Return Bond Fund/VA— Non-Service Shares	PIMCO VIT Emerging Markets Bond Portfolio— Institutional Class	PIMCO VIT Global Bond Opportunities Portfolio (Unhedged)— Administrative Class	PIMCO VIT High Yield Portfolio— Administrative Class
INVESTMENT INCOME (LOSS):
Dividend income	$958	$34	$81,953	$434,977	$137,862
Mortality and expense risk charges	—	—	—	—	—

Net investment income (loss)	958	34	81,953	434,977	137,862

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	31,144	81	179,168	6,698,385	1,122,695
Cost of investments sold	(26,453)	(84)	(189,382)	(6,576,482)	(1,169,186)

Net realized gain (loss) on investments	4,691	(3)	(10,214)	121,903	(46,491)
Realized gain distribution received	22,522	—	—	18,323	—

Change in unrealized appreciation (depreciation) on investments	(45,565)	(42)	(170,052)	(768,402)	(145,799)

Net gain (loss) on investments	(18,352)	(45)	(180,266)	(628,176)	(192,290)

Net increase (decrease) in net assets resulting from operations	$(17,394)	$(11)	$(98,313)	$(193,199)	$(54,428)
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2018

	PIMCO VIT Long-Term U.S. Government Portfolio— Administrative Class	PIMCO VIT Low Duration Portfolio— Administrative Class	PIMCO VIT Real Return Portfolio— Administrative Class	PIMCO VIT Total Return Portfolio— Administrative Class	T. Rowe Price Blue Chip Growth Portfolio
INVESTMENT INCOME (LOSS):
Dividend income	$19,944	$159,343	$314,106	$827,677	$—
Mortality and expense risk charges	—	—	—	—	—

Net investment income (loss)	19,944	159,343	314,106	827,677	—

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	144,114	2,520,391	2,038,671	7,870,018	10,234,296
Cost of investments sold	(129,349)	(2,627,649)	(2,100,690)	(8,262,720)	(5,848,837)

Net realized gain (loss) on investments	14,765	(107,258)	(62,019)	(392,702)	4,385,459
Realized gain distribution received	3,753	—	—	379,221	1,802,549

Change in unrealized appreciation (depreciation) on investments	(67,419)	(25,873)	(527,667)	(1,010,298)	(5,530,311)

Net gain (loss) on investments	(48,901)	(133,131)	(589,686)	(1,023,779)	657,697

Net increase (decrease) in net assets resulting from operations	$(28,957)	$26,212	$(275,580)	$(196,102)	$657,697
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2018

	T. Rowe Price Equity Index 500 Portfolio	T. Rowe Price International Stock Portfolio	T. Rowe Price Limited-Term Bond Portfolio	T. Rowe Price New America Growth Portfolio	T. Rowe Price Personal Strategy Balanced Portfolio
INVESTMENT INCOME (LOSS):
Dividend income	$21,159	$87,542	$56,150	$18,843	$82,155
Mortality and expense risk charges	(68)	(2,299)	—	—	—

Net investment income (loss)	21,091	85,243	56,150	18,843	82,155

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	409,595	614,929	2,812,037	3,259,802	445,318
Cost of investments sold	(300,110)	(694,693)	(2,843,332)	(2,884,843)	(377,054)

Net realized gain (loss) on investments	109,485	(79,764)	(31,295)	374,959	68,264
Realized gain distribution received	30,862	616,602	—	1,194,661	294,391

Change in unrealized appreciation (depreciation) on investments	(244,522)	(1,546,167)	14,330	(1,477,439)	(675,574)

Net gain (loss) on investments	(104,175)	(1,009,329)	(16,965)	92,181	(312,919)

Net increase (decrease) in net assets resulting from operations	$(83,084)	$(924,086)	$39,185	$111,024	$(230,764)
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2018

	Thrivent Small Cap Index Portfolio (b)	TOPS® Aggressive Growth ETF Portfolio— Class 2 Shares	TOPS® Balanced ETF Portfolio— Class 2 Shares	TOPS® Conservative ETF Portfolio— Class 2 Shares	TOPS® Growth ETF Portfolio— Class 2 Shares
INVESTMENT INCOME (LOSS):
Dividend income	$12	$2,211	$7,251	$2,527	$3,978
Mortality and expense risk charges	—	—	—	—	—

Net investment income (loss)	12	2,211	7,251	2,527	3,978

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	805	16,260	616,768	78,896	13,164
Cost of investments sold	(920)	(13,583)	(575,653)	(74,587)	(12,831)

Net realized gain (loss) on investments	(115)	2,677	41,115	4,309	333
Realized gain distribution received	64	8,311	11,099	2,939	13,263

Change in unrealized appreciation (depreciation) on investments	(56,858)	(38,389)	(83,283)	(15,404)	(47,659)

Net gain (loss) on investments	(56,909)	(27,401)	(31,069)	(8,156)	(34,063)

Net increase (decrease) in net assets resulting from operations	$(56,897)	$(25,190)	$(23,818)	$(5,629)	$(30,085)

(b) For the period May 1, 2018 (commencement of Investment Division) through December 31, 2018.
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2018

	TOPS® Managed Risk Balanced ETF Portfolio— Class 2 Shares	TOPS® Managed Risk Growth ETF Portfolio— Class 2 Shares	TOPS® Managed Risk Moderate Growth ETF Portfolio— Class 2 Shares	TOPS® Moderate Growth ETF Portfolio— Class 2 Shares	VanEck VIP Unconstrained Emerging Markets Bond Fund— Initial Class Shares
INVESTMENT INCOME (LOSS):
Dividend income	$3,885	$2,016	$2,955	$13,140	$30,064
Mortality and expense risk charges	—	—	—	—	—

Net investment income (loss)	3,885	2,016	2,955	13,140	30,064

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	59,936	7,984	53,139	45,614	1,051,018
Cost of investments sold	(58,899)	(8,567)	(50,085)	(46,781)	(1,019,780)

Net realized gain (loss) on investments	1,037	(583)	3,054	(1,167)	31,238
Realized gain distribution received	12,066	7,127	8,622	26,503	—

Change in unrealized appreciation (depreciation) on investments	(29,743)	(20,065)	(26,679)	(112,219)	(70,897)

Net gain (loss) on investments	(16,640)	(13,521)	(15,003)	(86,883)	(39,659)

Net increase (decrease) in net assets resulting from operations	$(12,755)	$(11,505)	$(12,048)	$(73,743)	$(9,595)
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2018

	Victory RS Small Cap Growth Equity VIP Series— Class I Shares (b)	Voya Russell™ Mid Cap Index Portfolio— Class I	Voya Small Company Portfolio— Class I
INVESTMENT INCOME (LOSS):
Dividend income	$—	$235,817	$14,549
Mortality and expense risk charges	—	(13)	—

Net investment income (loss)	—	235,804	14,549

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	159	1,595,753	261,245
Cost of investments sold	(175)	(1,298,041)	(258,247)

Net realized gain (loss) on investments	(16)	297,712	2,998
Realized gain distribution received	2,809	1,849,304	421,028

Change in unrealized appreciation (depreciation) on investments	(6,687)	(4,263,317)	(884,943)

Net gain (loss) on investments	(3,894)	(2,116,301)	(460,917)

Net increase (decrease) in net assets resulting from operations	$(3,894)	$(1,880,497)	$(446,368)

(b) For the period May 1, 2018 (commencement of Investment Division) through December 31, 2018.
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets
For the years ended December 31, 2018
and December 31, 2017

	MainStay VP Absolute Return Multi-Strategy— Initial Class		MainStay VP Bond— Initial Class		MainStay VP Eagle Small Cap Growth— Initial Class
	2018	2017	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$749	$6,097	$1,533,923	$1,682,788	$—	$—
Net realized gain (loss) on investments	(14,836)	(36,272)	(1,521,016)	(34,502)	208,504	20,995
Realized gain distribution received	—	—	153,419	609,866	333,253	318,484
Change in unrealized appreciation (depreciation) on investments	983	28,332	(993,392)	122,116	(975,907)	1,008,038

Net increase (decrease) in net assets resulting from operations	(13,104)	(1,843)	(827,066)	2,380,268	(434,150)	1,347,517

Contributions and (Withdrawals):
Payments received from policyowners	11,199	38,838	1,020,334	717,067	155,778	201,617
Cost of insurance	(4,826)	(8,954)	(586,346)	(687,235)	(139,430)	(134,993)
Policyowners' surrenders	(3,971)	(318,685)	(8,508,349)	(691,706)	(249,274)	(501,349)
Net transfers from (to) Fixed Account	(93)	(133)	(2,637,356)	9,688	(19,847)	(17,718)
Transfers between Investment Divisions	(281,389)	(28,188)	(6,602,267)	9,078,639	(241,894)	(602,788)
Policyowners' death benefits	—	—	(173,630)	(65,478)	(11,667)	(41,984)

Net contributions and (withdrawals)	(279,080)	(317,122)	(17,487,614)	8,360,975	(506,334)	(1,097,215)

Increase (decrease) in net assets	(292,184)	(318,965)	(18,314,680)	10,741,243	(940,484)	250,302

NET ASSETS:
Beginning of period	292,184	611,149	68,243,563	57,502,320	6,470,346	6,220,044

End of period	$—	$292,184	$49,928,883	$68,243,563	$5,529,862	$6,470,346
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	MainStay VP Emerging Markets Equity— Initial Class		MainStay VP Epoch U.S. Equity Yield— Initial Class		MainStay VP Epoch U.S. Small Cap— Initial Class
	2018	2017	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$104,868	$112,647	$3,092,397	$4,002,699	$118,862	$65,245
Net realized gain (loss) on investments	936,665	(24,631)	42,341,009	448,909	378,736	933,769
Realized gain distribution received	—	—	11,073,849	—	1,866,214	1,262,284
Change in unrealized appreciation (depreciation) on investments	(2,924,372)	2,934,654	(68,305,837)	56,741,747	(4,885,956)	(196,030)

Net increase (decrease) in net assets resulting from operations	(1,882,839)	3,022,670	(11,798,582)	61,193,355	(2,522,144)	2,065,268

Contributions and (Withdrawals):
Payments received from policyowners	403,459	1,217,973	160,045	181,439	96,463	131,219
Cost of insurance	(115,796)	(208,058)	(1,880,787)	(3,274,273)	(165,056)	(141,987)
Policyowners' surrenders	(554,537)	(187,884)	(2,725)	(129,754)	(4,880)	(25,529)
Net transfers from (to) Fixed Account	(55,982)	(59,030)	(1,013,837)	(446,302)	363,018	(13,894)
Transfers between Investment Divisions	(4,540,371)	2,292,298	(301,274,333)	(8,735,842)	1,799,627	(1,313,089)
Policyowners' death benefits	(10,754)	(31,692)	(2,104,167)	(1,060,808)	(56,557)	—

Net contributions and (withdrawals)	(4,873,981)	3,023,607	(306,115,804)	(13,465,540)	2,032,615	(1,363,280)

Increase (decrease) in net assets	(6,756,820)	6,046,277	(317,914,386)	47,727,815	(489,529)	701,988

NET ASSETS:
Beginning of period	12,613,706	6,567,429	384,909,348	337,181,533	14,007,582	13,305,594

End of period	$5,856,886	$12,613,706	$66,994,962	$384,909,348	$13,518,053	$14,007,582
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	MainStay VP Fidelity Institutional AM® Utilities— Initial Class		MainStay VP Floating Rate— Initial Class		MainStay VP Income Builder— Initial Class
	2018	2017	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$37,232	$111,338	$367,539	$248,545	$261,700	$295,589
Net realized gain (loss) on investments	(69,427)	(93,337)	(15,244)	(19,256)	36,186	182,696
Realized gain distribution received	5,124	—	—	—	468,142	—
Change in unrealized appreciation (depreciation) on investments	49,145	336,393	(368,284)	(1,580)	(1,312,834)	551,422

Net increase (decrease) in net assets resulting from operations	22,074	354,394	(15,989)	227,709	(546,806)	1,029,707

Contributions and (Withdrawals):
Payments received from policyowners	268,925	372,264	564,064	911,788	—	—
Cost of insurance	(86,768)	(83,720)	(113,646)	(117,715)	(129,737)	(112,481)
Policyowners' surrenders	(164,274)	(140,041)	(514,723)	(529,497)	—	—
Net transfers from (to) Fixed Account	(135,430)	(111,382)	(54,319)	(15,574)	1,311,467	(1,058,988)
Transfers between Investment Divisions	705	239,055	1,659,582	486,417	328,729	371,894
Policyowners' death benefits	—	(2,891)	(86,145)	(57,550)	—	—

Net contributions and (withdrawals)	(116,842)	273,285	1,454,813	677,869	1,510,459	(799,575)

Increase (decrease) in net assets	(94,768)	627,679	1,438,824	905,578	963,653	230,132

NET ASSETS:
Beginning of period	3,113,121	2,485,442	6,087,328	5,181,750	9,120,334	8,890,202

End of period	$3,018,353	$3,113,121	$7,526,152	$6,087,328	$10,083,987	$9,120,334
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	MainStay VP IQ Hedge Multi- Strategy— Initial Class	MainStay VP Janus Henderson Balanced— Initial Class		MainStay VP Large Cap Growth— Initial Class
	2018 (a)	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$1,090	$158,483	$161,112	$(280)	$(244)
Net realized gain (loss) on investments	(2,043)	282,912	(33,240)	3,020,709	(396,100)
Realized gain distribution received	—	485,975	392,956	269,349	527,051
Change in unrealized appreciation (depreciation) on investments	(3,318)	(851,505)	1,058,551	(1,984,220)	4,327,047

Net increase (decrease) in net assets resulting from operations	(4,271)	75,865	1,579,379	1,305,558	4,457,754

Contributions and (Withdrawals):
Payments received from policyowners	617	334,852	568,120	344,959	170,038
Cost of insurance	(410)	(186,986)	(208,751)	(53,249)	(196,633)
Policyowners' surrenders	—	(665,481)	(365,993)	(15,975,208)	(1,276,428)
Net transfers from (to) Fixed Account	—	(172,097)	417,784	(93,432)	(1,502,194)
Transfers between Investment Divisions	134,225	(641,148)	(1,039,179)	167,194	(966,387)
Policyowners' death benefits	—	(63,330)	(30,090)	—	(203,052)

Net contributions and (withdrawals)	134,432	(1,394,190)	(658,109)	(15,609,736)	(3,974,656)

Increase (decrease) in net assets	130,161	(1,318,325)	921,270	(14,304,178)	483,098

NET ASSETS:
Beginning of period	—	9,940,260	9,018,990	16,201,017	15,717,919

End of period	$130,161	$8,621,935	$9,940,260	$1,896,839	$16,201,017

(a) For the period November 30,2018 (commencement of Investment Division) through December 31,2018.

Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	MainStay VP MacKay Common Stock— Initial Class		MainStay VP MacKay Convertible— Initial Class		MainStay VP MacKay Government— Initial Class
	2018	2017	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$1,464,039	$2,395,713	$68,230	$63,650	$18,505	$16,890
Net realized gain (loss) on investments	65,988,331	1,067,981	14,526	(20,626)	(2,271)	(21,419)
Realized gain distribution received	9,635,564	8,703,927	157,108	71,592	—	—
Change in unrealized appreciation (depreciation) on investments	(73,998,408)	30,691,369	(335,738)	304,888	(11,810)	23,088

Net increase (decrease) in net assets resulting from operations	3,089,526	42,858,990	(95,874)	419,504	4,424	18,559

Contributions and (Withdrawals):
Payments received from policyowners	95,143	97,893	148,351	480,134	25,084	41,687
Cost of insurance	(902,084)	(1,926,918)	(73,713)	(67,898)	(22,226)	(17,440)
Policyowners' surrenders	(9,376,646)	(677,904)	(93,952)	(114,261)	(18,033)	(607,881)
Net transfers from (to) Fixed Account	(1,466,945)	(812,791)	41,168	12,604	(19,056)	(8,315)
Transfers between Investment Divisions	(211,976,389)	(10,548,823)	13,373	(146,609)	248,189	5,141
Policyowners' death benefits	(1,239,892)	(661,084)	(14,418)	—	(4,433)	—

Net contributions and (withdrawals)	(224,866,813)	(14,529,627)	20,809	163,970	209,525	(586,808)

Increase (decrease) in net assets	(221,777,287)	28,329,363	(75,065)	583,474	213,949	(568,249)

NET ASSETS:
Beginning of period	222,960,028	194,630,665	4,082,357	3,498,883	500,398	1,068,647

End of period	$1,182,741	$222,960,028	$4,007,292	$4,082,357	$714,347	$500,398
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	MainStay VP MacKay Growth— Initial Class		MainStay VP MacKay High Yield Corporate Bond— Initial Class		MainStay VP MacKay International Equity— Initial Class
	2018	2017	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$1,435	$513	$2,364,061	$2,519,154	$485,365	$157,466
Net realized gain (loss) on investments	741	18,843	(321,210)	(176,837)	1,514,302	621,087
Realized gain distribution received	14,257	1,376	—	—	934,563	—
Change in unrealized appreciation (depreciation) on investments	(30,977)	51,100	(2,588,166)	412,759	(8,928,391)	11,441,913

Net increase (decrease) in net assets resulting from operations	(14,544)	71,832	(545,315)	2,755,076	(5,994,161)	12,220,466

Contributions and (Withdrawals):
Payments received from policyowners	19,599	117,037	916,766	1,612,608	121,687	1,157,713
Cost of insurance	(15,127)	(11,705)	(608,837)	(645,899)	(1,087,926)	(1,205,122)
Policyowners' surrenders	(6,652)	(157,598)	(2,148,970)	(3,472,999)	(53,127)	(26,896)
Net transfers from (to) Fixed Account	97	(30)	667,940	57,475	1,399,045	276,728
Transfers between Investment Divisions	3,933	(85,346)	(1,289,262)	(493,198)	1,013,673	340,272
Policyowners' death benefits	—	—	(109,791)	(142,286)	(443,292)	(216,335)

Net contributions and (withdrawals)	1,850	(137,642)	(2,572,154)	(3,084,299)	950,060	326,360

Increase (decrease) in net assets	(12,694)	(65,810)	(3,117,469)	(329,223)	(5,044,101)	12,546,826

NET ASSETS:
Beginning of period	218,893	284,703	40,843,379	41,172,602	50,186,710	37,639,884

End of period	$206,199	$218,893	$37,725,910	$40,843,379	$45,142,609	$50,186,710
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	MainStay VP MacKay Mid Cap Core— Initial Class		MainStay VP MacKay S&P 500 Index— Initial Class		MainStay VP MacKay Small Cap Core— Initial Class
	2018	2017	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$152,985	$141,459	$5,047,539	$4,318,471	$(204)	$(199)
Net realized gain (loss) on investments	480,058	11,856,785	19,199,670	5,144,296	45,231	81,165
Realized gain distribution received	1,940,769	192,409	7,769,028	5,402,480	777,929	90,887
Change in unrealized appreciation (depreciation) on investments	(4,392,439)	(5,279,084)	(54,674,461)	49,444,649	(1,759,017)	529,231

Net increase (decrease) in net assets resulting from operations	(1,818,627)	6,911,569	(22,658,224)	64,309,896	(936,061)	701,084

Contributions and (Withdrawals):
Payments received from policyowners	337,593	693,044	6,361,087	4,628,059	106,023	181,501
Cost of insurance	(192,429)	(244,049)	(7,039,908)	(7,822,261)	(92,547)	(79,133)
Policyowners' surrenders	(3,827,637)	(2,701,431)	(195,550)	(364,884)	(29,820)	(17,213)
Net transfers from (to) Fixed Account	557,291	(211,568)	3,378,813	1,774,788	(28,392)	(7,667)
Transfers between Investment Divisions	4,520,970	(86,131,307)	4,041,544	95,439,668	(312,218)	732,138
Policyowners' death benefits	(41,489)	(68,088)	(3,237,486)	(1,545,161)	(5,997)	—

Net contributions and (withdrawals)	1,354,299	(88,663,399)	3,308,500	92,110,209	(362,951)	809,626

Increase (decrease) in net assets	(464,328)	(81,751,830)	(19,349,724)	156,420,105	(1,299,012)	1,510,710

NET ASSETS:
Beginning of period	15,430,276	97,182,106	392,986,404	236,566,299	6,240,578	4,729,868

End of period	$14,965,948	$15,430,276	$373,636,680	$392,986,404	$4,941,566	$6,240,578
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	MainStay VP Mellon Natural Resources— Initial Class		MainStay VP T. Rowe Price Equity Income— Initial Class		MainStay VP U.S. Government Money Market— Initial Class
	2018	2017	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$—	$—	$256,062	$337,347	$380,908	$254,111
Net realized gain (loss) on investments	98,802	124,175	322,826	166,213	(860)	44
Realized gain distribution received	—	—	1,186,445	753,955	—	—
Change in unrealized appreciation (depreciation) on investments	(681,003)	(226,256)	(2,841,957)	1,101,636	870	(7,501)

Net increase (decrease) in net assets resulting from operations	(582,201)	(102,081)	(1,076,624)	2,359,151	380,918	246,654

Contributions and (Withdrawals):
Payments received from policyowners	151,846	226,792	455,882	989,318	4,095,568	3,982,805
Cost of insurance	(35,831)	(44,889)	(235,833)	(353,244)	(1,018,523)	(2,517,290)
Policyowners' surrenders	(71,000)	(197,584)	(787,969)	(505,887)	(496,291)	(1,516,373)
Net transfers from (to) Fixed Account	(6,270)	(289,538)	(242,831)	(9,009)	(2,402,757)	(9,830,864)
Transfers between Investment Divisions	(175,337)	(327,376)	(4,387,385)	1,058,064	(26,768,612)	(22,119,421)
Policyowners' death benefits	(2,137)	(15,623)	(31,133)	(75,576)	(3,583,308)	(216,420)

Net contributions and (withdrawals)	(138,729)	(648,218)	(5,229,269)	1,103,666	(30,173,923)	(32,217,563)

Increase (decrease) in net assets	(720,930)	(750,299)	(6,305,893)	3,462,817	(29,793,005)	(31,970,909)

NET ASSETS:
Beginning of period	2,207,807	2,958,106	17,215,534	13,752,717	55,763,464	87,734,373

End of period	$1,486,877	$2,207,807	$10,909,641	$17,215,534	$25,970,459	$55,763,464
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	AB VPS International Value Portfolio— Class A		AB VPS Small/Mid Cap Value Portfolio— Class A		Alger SMid Cap Focus Portfolio— Class I-2
	2018	2017	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$36	$53	$19,267	$26,637	$—	$—
Net realized gain (loss) on investments	2	2,280	244,165	(52,685)	(328,168)	(333,109)
Realized gain distribution received	—	—	321,424	286,473	117,208	82,995
Change in unrealized appreciation (depreciation) on investments	(613)	(85)	(1,202,489)	441,342	186,473	477,414

Net increase (decrease) in net assets resulting from operations	(575)	2,248	(617,633)	701,767	(24,487)	227,300

Contributions and (Withdrawals):
Payments received from policyowners	—	—	249,941	311,290	119,006	50,878
Cost of insurance	(19)	(149)	(77,328)	(87,313)	(16,920)	(13,807)
Policyowners' surrenders	—	(22,100)	(468,654)	(1,396,661)	(245,158)	(46,636)
Net transfers from (to) Fixed Account	—	—	(51,547)	77,320	6,716	2,361
Transfers between Investment Divisions	—	—	(299,006)	(1,186,580)	56,928	187,523
Policyowners' death benefits	—	—	(1,323)	(61,996)	—	—

Net contributions and (withdrawals)	(19)	(22,249)	(647,917)	(2,343,940)	(79,428)	180,319

Increase (decrease) in net assets	(594)	(20,001)	(1,265,550)	(1,642,173)	(103,915)	407,619

NET ASSETS:
Beginning of period	2,541	22,542	4,787,526	6,429,699	961,312	553,693

End of period	$1,947	$2,541	$3,521,976	$4,787,526	$857,397	$961,312
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	American Century Investments® VP Inflation Protection Fund— Class II		American Century Investments® VP Mid Cap Value Fund— Class II		American Century Investments® VP Value Fund— Class II
	2018	2017	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$45,095	$93,952	$15,102	$25,833	$81,474	$247,596
Net realized gain (loss) on investments	(14,794)	(1,402)	101,358	203,556	2,316,041	656,205
Realized gain distribution received	—	—	73,751	44,122	357	—
Change in unrealized appreciation (depreciation) on investments	(88,863)	50,049	(319,889)	(2,827)	(2,297,491)	496,270

Net increase (decrease) in net assets resulting from operations	(58,562)	142,599	(129,678)	270,684	100,381	1,400,071

Contributions and (Withdrawals):
Payments received from policyowners	83,361	76,700	35,901	92,995	67,147	669,028
Cost of insurance	(25,681)	(45,616)	(13,288)	(23,095)	(84,535)	(211,143)
Policyowners' surrenders	(2,089,273)	(575,740)	(607,947)	(67,520)	(11,281,338)	(1,209,210)
Net transfers from (to) Fixed Account	(4,828)	(324,863)	(5)	(1,618,650)	(111,147)	(482,400)
Transfers between Investment Divisions	471,420	738,657	18,690	(1,109,079)	(137,333)	(1,527,363)
Policyowners' death benefits	—	(20,192)	(18,863)	(61,690)	(42,791)	(133,958)

Net contributions and (withdrawals)	(1,565,001)	(151,054)	(585,512)	(2,787,039)	(11,589,997)	(2,895,046)

Increase (decrease) in net assets	(1,623,563)	(8,455)	(715,190)	(2,516,355)	(11,489,616)	(1,494,975)

NET ASSETS:
Beginning of period	3,317,217	3,325,672	1,754,234	4,270,589	16,357,429	17,852,404

End of period	$1,693,654	$3,317,217	$1,039,044	$1,754,234	$4,867,813	$16,357,429
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	American Funds IS Asset Allocation Fund— Class 1		American Funds IS Blue Chip Income and Growth Fund— Class 1	American Funds IS Global Bond Fund— Class 1
	2018	2017	2018 (b)	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$70,621	$71,752	$2,539	$1,302	$115
Net realized gain (loss) on investments	24,805	163,765	(5,125)	(146)	(27)
Realized gain distribution received	143,889	173,913	7,075	183	42
Change in unrealized appreciation (depreciation) on investments	(407,683)	197,654	(14,501)	(1,902)	260

Net increase (decrease) in net assets resulting from operations	(168,368)	607,084	(10,012)	(563)	390

Contributions and (Withdrawals):
Payments received from policyowners	805,424	587,781	825	31,370	3,866
Cost of insurance	(102,883)	(91,791)	(1,656)	(1,652)	(388)
Policyowners' surrenders	(135,700)	(1,484,909)	—	—	(241)
Net transfers from (to) Fixed Account	50,995	(181,802)	10,225	(961)	740
Transfers between Investment Divisions	(3,426)	(263,837)	90,284	6,701	12,185
Policyowners' death benefits	—	(4,119)	—	—	—

Net contributions and (withdrawals)	614,410	(1,438,677)	99,678	35,458	16,162

Increase (decrease) in net assets	446,042	(831,593)	89,666	34,895	16,552

NET ASSETS:
Beginning of period	3,135,366	3,966,959	—	21,259	4,707

End of period	$3,581,408	$3,135,366	$89,666	$56,154	$21,259
(b) For the period May 1,2018 (commencement of Investment Division) through December 31,2018.
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	American Funds IS Global Growth Fund— Class 1		American Funds IS Global Small Capitalization Fund— Class 1		American Funds IS Growth Fund— Class 1
	2018	2017	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$24,002	$20,126	$4,147	$7,193	$85,507	$66,196
Net realized gain (loss) on investments	17,001	(5,377)	49,250	24,490	520,630	342,017
Realized gain distribution received	178,460	63,240	59,558	—	1,236,070	813,595
Change in unrealized appreciation (depreciation) on investments	(465,701)	502,476	(242,330)	218,163	(1,908,521)	1,040,459

Net increase (decrease) in net assets resulting from operations	(246,238)	580,465	(129,375)	249,846	(66,314)	2,262,267

Contributions and (Withdrawals):
Payments received from policyowners	196,741	173,046	58,222	86,438	260,296	203,062
Cost of insurance	(41,430)	(34,990)	(27,712)	(24,745)	(202,829)	(159,166)
Policyowners' surrenders	(82,215)	(387,762)	(144,445)	(44,655)	(787,792)	(372,467)
Net transfers from (to) Fixed Account	(33,813)	(216,524)	21,399	6,357	(36,892)	(153,870)
Transfers between Investment Divisions	417,602	22,865	(56,109)	66,714	981,246	20,254
Policyowners' death benefits	—	(6,046)	—	(5,464)	(13,744)	(3,485)

Net contributions and (withdrawals)	456,885	(449,411)	(148,645)	84,645	200,285	(465,672)

Increase (decrease) in net assets	210,647	131,054	(278,020)	334,491	133,971	1,796,595

NET ASSETS:
Beginning of period	2,065,896	1,934,842	1,318,481	983,990	10,741,945	8,945,350

End of period	$2,276,543	$2,065,896	$1,040,461	$1,318,481	$10,875,916	$10,741,945
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	American Funds IS Growth-Income Fund— Class 1		American Funds IS International Fund— Class 1		American Funds IS New World Fund®— Class 1
	2018	2017	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$29,126	$28,435	$494,576	$545,421	$83,624	$52,750
Net realized gain (loss) on investments	64,017	70,849	4,176,977	1,989,837	210,686	(807)
Realized gain distribution received	120,164	93,078	1,203,784	422,246	204,929	—
Change in unrealized appreciation (depreciation) on investments	(236,393)	133,464	(8,545,486)	7,075,813	(1,670,281)	910,929

Net increase (decrease) in net assets resulting from operations	(23,086)	325,826	(2,670,149)	10,033,317	(1,171,042)	962,872

Contributions and (Withdrawals):
Payments received from policyowners	122,888	116,681	979,992	1,711,786	25,744	3,236
Cost of insurance	(64,592)	(54,282)	(380,389)	(555,691)	(69,875)	(35,850)
Policyowners' surrenders	(51,092)	(195,700)	(9,627,915)	(6,960,133)	(6,631)	(201)
Net transfers from (to) Fixed Account	(6,647)	9,233	(186,875)	(1,158,174)	597,001	30,609
Transfers between Investment Divisions	(180,539)	97,335	(470,548)	(549,735)	2,369,287	1,043,082
Policyowners' death benefits	—	(59,400)	(35,345)	(174,052)	(18,370)	—

Net contributions and (withdrawals)	(179,982)	(86,133)	(9,721,080)	(7,685,999)	2,897,156	1,040,876

Increase (decrease) in net assets	(203,068)	239,693	(12,391,229)	2,347,318	1,726,114	2,003,748

NET ASSETS:
Beginning of period	1,745,826	1,506,133	34,900,701	32,553,383	5,088,871	3,085,123

End of period	$1,542,758	$1,745,826	$22,509,472	$34,900,701	$6,814,985	$5,088,871
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	BlackRock ® Global Allocation V.I. Fund— Class I		BlackRock ® High Yield V.I. Fund— Class I		ClearBridge Variable Appreciation Portfolio— Class I
	2018	2017	2018	2017	2018 (b)
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$112,005	$62,538	$11,508	$12,071	$6
Net realized gain (loss) on investments	70,499	1,154	(719)	9,943	—
Realized gain distribution received	436,195	48,961	—	—	16
Change in unrealized appreciation (depreciation) on investments	(1,767,033)	481,375	(16,706)	(3,857)	(55)

Net increase (decrease) in net assets resulting from operations	(1,148,334)	594,028	(5,917)	18,157	(33)

Contributions and (Withdrawals):
Payments received from policyowners	683,636	115,808	65,035	58,804	—
Cost of insurance	(177,219)	(107,905)	(5,100)	(4,351)	(8)
Policyowners' surrenders	(536,148)	(24,578)	(2,894)	(157)	—
Net transfers from (to) Fixed Account	15,038	22,229	(29,034)	7,031	466
Transfers between Investment Divisions	6,982,375	120,331	6,729	7,117	—
Policyowners' death benefits	(33,151)	(10,479)	—	—	—

Net contributions and (withdrawals)	6,934,531	115,406	34,736	68,444	458

Increase (decrease) in net assets	5,786,197	709,434	28,819	86,601	425

NET ASSETS:
Beginning of period	4,967,393	4,257,959	200,402	113,801	—

End of period	$10,753,590	$4,967,393	$229,221	$200,402	$425

(b) For the period May 1,2018 (commencement of Investment Division) through December 31, 2018.
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	ClearBridge Variable Large Cap Growth Portfolio— Class I		Davis Value Portfolio		Delaware VIP® Emerging Markets Series— Standard Class
	2018	2017 (c)	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$284	$14	$3,715	$2,962	$63,982	$7,823
Net realized gain (loss) on investments	935	2	4,271	(87,442)	59,379	309,546
Realized gain distribution received	2,680	308	74,722	32,955	6,398	—
Change in unrealized appreciation (depreciation) on investments	(10,370)	307	(138,886)	190,246	(689,116)	174,479

Net increase (decrease) in net assets resulting from operations	(6,471)	631	(56,178)	138,721	(559,357)	491,848

Contributions and (Withdrawals):
Payments received from policyowners	—	—	66,611	67,053	204,398	140,661
Cost of insurance	(1,055)	(52)	(15,952)	(16,357)	(62,038)	(23,628)
Policyowners' surrenders	—	—	(70,030)	(292,134)	(47,808)	(1,004,660)
Net transfers from (to) Fixed Account	39,098	—	7,156	(159,567)	(56,799)	41,746
Transfers between Investment Divisions	50,205	6,230	18,582	(139,905)	2,893,336	828,185
Policyowners' death benefits	—	—	—	—	—	—

Net contributions and (withdrawals)	88,248	6,178	6,367	(540,910)	2,931,089	(17,696)

Increase (decrease) in net assets	81,777	6,809	(49,811)	(402,189)	2,371,732	474,152

NET ASSETS:
Beginning of period	6,809	—	413,232	815,421	1,819,492	1,345,340

End of period	$88,586	$6,809	$363,421	$413,232	$4,191,224	$1,819,492

(c) For the period May 1, 2017 (commencement of Investment Division) through December 31, 2017.
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	Delaware VIP® International Value Equity Series— Standard Class		Delaware VIP® Small Cap Value Series— Standard Class		DFA VA Global Bond Portfolio
	2018	2017	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$22,228	$23,526	$61,530	$103,815	$236,292	$87,588
Net realized gain (loss) on investments	58,011	130,406	871,483	61,068	(19,616)	(14,849)
Realized gain distribution received	—	—	523,266	417,654	—	2,385
Change in unrealized appreciation (depreciation) on investments	(173,669)	132,476	(2,507,617)	835,950	(127,121)	4,484

Net increase (decrease) in net assets resulting from operations	(93,430)	286,408	(1,051,338)	1,418,487	89,555	79,608

Contributions and (Withdrawals):
Payments received from policyowners	28,480	14,068	146,219	144,212	245,595	293,571
Cost of insurance	(16,205)	(28,692)	(107,861)	(157,268)	(52,546)	(41,531)
Policyowners' surrenders	(251,917)	(26,899)	(4,985,419)	(592,423)	—	(7,045)
Net transfers from (to) Fixed Account	(9,807)	(3,595)	(104,892)	(385,371)	(1,570)	2,579
Transfers between Investment Divisions	(295,543)	(725,071)	258,186	(73,185)	(116,524)	1,535,543
Policyowners' death benefits	(198)	—	(8,719)	(92,031)	—	—

Net contributions and (withdrawals)	(545,190)	(770,189)	(4,802,486)	(1,156,066)	74,955	1,783,117

Increase (decrease) in net assets	(638,620)	(483,781)	(5,853,824)	262,421	164,510	1,862,725

NET ASSETS:
Beginning of period	830,080	1,313,861	12,150,130	11,887,709	5,010,666	3,147,941

End of period	$191,460	$830,080	$6,296,306	$12,150,130	$5,175,176	$5,010,666
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	DFA VA Global Moderate Allocation Portfolio	DFA VA International Small Portfolio		DFA VA U.S. Large Value Portfolio
	2017 (c)	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$—	$58,023	$121,566	$191,766	$71,118
Net realized gain (loss) on investments	4,391	44,119	386,150	16,561	370,606
Realized gain distribution received	—	151,794	132,288	188,705	155,111
Change in unrealized appreciation (depreciation) on investments	—	(988,977)	528,186	(1,510,940)	27,081

Net increase (decrease) in net assets resulting from operations	4,391	(735,041)	1,168,190	(1,113,908)	623,916

Contributions and (Withdrawals):
Payments received from policyowners	84,499	317,855	234,427	485,720	327,785
Cost of insurance	(397)	(45,845)	(34,876)	(92,541)	(45,723)
Policyowners' surrenders	—	(31,828)	(1,663,139)	(96,143)	(16,453)
Net transfers from (to) Fixed Account	—	2,887	(13,670)	(40,867)	87,887
Transfers between Investment Divisions	(88,493)	(55,210)	188,782	4,374,822	553,037
Policyowners' death benefits	—	—	—	(3,204)	—

Net contributions and (withdrawals)	(4,391)	187,859	(1,288,476)	4,627,787	906,533

Increase (decrease) in net assets	—	(547,182)	(120,286)	3,513,879	1,530,449

NET ASSETS:
Beginning of period	—	3,544,083	3,664,369	4,058,015	2,527,566

End of period	$—	$2,996,901	$3,544,083	$7,571,894	$4,058,015

(c) For the period May 1, 2017 (commencement of Investment Division) through December 31, 2017.
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	DFA VA U.S. Targeted Value Portfolio		DFA VIT Inflation- Protected Securities Portfolio		Dreyfus IP Technology Growth Portfolio— Initial Shares
	2018	2017	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$27,547	$42,342	$154,532	$248,951	$—	$—
Net realized gain (loss) on investments	393,854	67,073	(164,238)	7,417	237,685	193,304
Realized gain distribution received	160,372	251,262	—	—	357,746	201,650
Change in unrealized appreciation (depreciation) on investments	(931,665)	940	(163,403)	(23,464)	(686,090)	1,251,191

Net increase (decrease) in net assets resulting from operations	(349,892)	361,617	(173,109)	232,904	(90,659)	1,646,145

Contributions and (Withdrawals):
Payments received from policyowners	102,038	100,839	318,184	227,815	205,421	151,322
Cost of insurance	(39,864)	(38,167)	(101,798)	(79,952)	(108,499)	(73,277)
Policyowners' surrenders	(1,302,657)	(1,251,844)	(431,148)	(230,557)	(360,889)	(105,922)
Net transfers from (to) Fixed Account	(1,080)	(97,704)	15,482	(185,986)	3,715	(59,686)
Transfers between Investment Divisions	(960,380)	2,440,397	(2,419,013)	4,761,010	334,314	1,667,929
Policyowners' death benefits	(6,887)	(20,430)	(8,579)	—	—	(3,522)

Net contributions and (withdrawals)	(2,208,830)	1,133,091	(2,626,872)	4,492,330	74,062	1,576,844

Increase (decrease) in net assets	(2,558,722)	1,494,708	(2,799,981)	4,725,234	(16,597)	3,222,989

NET ASSETS:
Beginning of period	4,907,333	3,412,625	9,911,099	5,185,865	6,743,754	3,520,765

End of period	$2,348,611	$4,907,333	$7,111,118	$9,911,099	$6,727,157	$6,743,754
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	Dreyfus VIF Opportunistic Small Cap Portfolio— Initial Shares		DWS Alternative Asset Allocation VIP— Class A		DWS Global Small Cap VIP— Class A
	2018	2017	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$—	$—	$454	$393	$496	$—
Net realized gain (loss) on investments	1,413	1,141	694	80	2,225	(362)
Realized gain distribution received	1,877	152	—	—	23,367	25,089
Change in unrealized appreciation (depreciation) on investments	(5,331)	1,718	(3,650)	936	(63,228)	21,678

Net increase (decrease) in net assets resulting from operations	(2,041)	3,011	(2,502)	1,409	(37,140)	46,405

Contributions and (Withdrawals):
Payments received from policyowners	—	—	4,158	4,500	19,243	49,616
Cost of insurance	(994)	(941)	(1,293)	(916)	(4,207)	(4,678)
Policyowners' surrenders	(2,738)	(3,358)	(270)	—	(74,513)	(12,522)
Net transfers from (to) Fixed Account	—	—	233	13	919	116
Transfers between Investment Divisions	—	—	6,715	7,821	(2,106)	(86,111)
Policyowners' death benefits	—	—	—	—	—	—

Net contributions and (withdrawals)	(3,732)	(4,299)	9,543	11,418	(60,664)	(53,579)

Increase (decrease) in net assets	(5,773)	(1,288)	7,041	12,827	(97,804)	(7,174)

NET ASSETS:
Beginning of period	14,287	15,575	26,540	13,713	235,511	242,685

End of period	$8,514	$14,287	$33,581	$26,540	$137,707	$235,511

Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	DWS Small Cap Index VIP— Class A		DWS Small Mid Cap Value VIP— Class A		Fidelity ® VIP ContrafundSM Portfolio— Initial Class
	2018	2017	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$444,153	$457,063	$21,570	$7,096	$97,902	$238,526
Net realized gain (loss) on investments	1,199,439	680,949	(27,017)	(9,407)	531,849	770,126
Realized gain distribution received	3,152,460	1,769,820	278,603	21,077	1,380,657	1,341,084
Change in unrealized appreciation (depreciation) on investments	(9,559,936)	3,413,864	(435,213)	78,398	(2,782,946)	2,803,669

Net increase (decrease) in net assets resulting from operations	(4,763,884)	6,321,696	(162,057)	97,164	(772,538)	5,153,405

Contributions and (Withdrawals):
Payments received from policyowners	1,786,175	2,654,894	36,703	53,478	520,973	850,207
Cost of insurance	(577,464)	(590,829)	(20,401)	(18,165)	(295,517)	(371,837)
Policyowners' surrenders	(922,759)	(5,110,484)	(5,048)	(8,074)	(1,238,999)	(6,213,081)
Net transfers from (to) Fixed Account	336,014	(285,650)	(7,354)	(6,277)	(269,152)	(82,560)
Transfers between Investment Divisions	(1,005,504)	(579,508)	(387,240)	324,589	(1,405,047)	(7,164,958)
Policyowners' death benefits	(29,292)	(39,789)	(3,435)	—	(75,135)	(5,818)

Net contributions and (withdrawals)	(412,830)	(3,951,366)	(386,775)	345,551	(2,762,877)	(12,988,047)

Increase (decrease) in net assets	(5,176,714)	2,370,330	(548,832)	442,715	(3,535,415)	(7,834,642)

NET ASSETS:
Beginning of period	44,215,836	41,845,506	1,502,786	1,060,071	16,160,445	23,995,087

End of period	$39,039,122	$44,215,836	$953,954	$1,502,786	$12,625,030	$16,160,445
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	Fidelity ® VIP Emerging Markets Portfolio— Initial Class	Fidelity ® VIP Equity-IncomeSM Portfolio— Initial Class		Fidelity ® VIP Freedom 2010 Portfolio— Initial Class
	2018 (b)	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$469	$25,931	$36,988	$29,894	$33,678
Net realized gain (loss) on investments	(23)	254,370	13,123	31,426	3,967
Realized gain distribution received	—	86,482	40,112	53,583	45,504
Change in unrealized appreciation (depreciation) on investments	(9,871)	(430,543)	149,560	(178,076)	193,286

Net increase (decrease) in net assets resulting from operations	(9,425)	(63,760)	239,783	(63,173)	276,435

Contributions and (Withdrawals):
Payments received from policyowners	57,958	115,158	115,305	71,657	98,358
Cost of insurance	(258)	(40,163)	(51,135)	(44,992)	(49,878)
Policyowners' surrenders	—	(611,533)	(156,309)	(19,234)	(23,478)
Net transfers from (to) Fixed Account	994	(5,428)	350,680	7,278	8,821
Transfers between Investment Divisions	16,111	(722,789)	(3,667)	188,704	(430,775)
Policyowners' death benefits	—	(1,536)	—	(10,281)	—

Net contributions and (withdrawals)	74,805	(1,266,291)	254,874	193,132	(396,952)

Increase (decrease) in net assets	65,380	(1,330,051)	494,657	129,959	(120,517)

NET ASSETS:
Beginning of period	—	2,279,841	1,785,184	2,252,343	2,372,860

End of period	$65,380	$949,790	$2,279,841	$2,382,302	$2,252,343
(b) For the period May 1,2018 (commencement of Investment Division) through December 31,2018.
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	Fidelity ® VIP Freedom 2020 Portfolio— Initial Class		Fidelity ® VIP Freedom 2030 Portfolio— Initial Class		Fidelity ® VIP Freedom 2040 Portfolio— Initial Class
	2018	2017	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$203,051	$204,966	$134,114	$114,217	$61,201	$49,053
Net realized gain (loss) on investments	202,443	81,906	102,376	147,692	184,130	104,003
Realized gain distribution received	409,629	320,252	228,577	288,530	94,307	128,971
Change in unrealized appreciation (depreciation) on investments	(1,576,108)	1,250,287	(1,239,188)	1,035,547	(853,049)	581,403

Net increase (decrease) in net assets resulting from operations	(760,985)	1,857,411	(774,121)	1,585,986	(513,411)	863,430

Contributions and (Withdrawals):
Payments received from policyowners	454,041	566,201	1,037,008	1,206,169	1,009,688	1,025,821
Cost of insurance	(272,472)	(251,025)	(224,339)	(195,102)	(129,843)	(103,141)
Policyowners' surrenders	(87,433)	(533,119)	(140,426)	(314,359)	(185,494)	(250,147)
Net transfers from (to) Fixed Account	(109,421)	210,439	(103,580)	41,003	83,527	324,797
Transfers between Investment Divisions	(859,385)	1,870,905	540,190	(688,177)	256,883	(1,237,489)
Policyowners' death benefits	(33,758)	(116,711)	(15,680)	(14,437)	(7,458)	(10,424)

Net contributions and (withdrawals)	(908,428)	1,746,690	1,093,173	35,097	1,027,303	(250,583)

Increase (decrease) in net assets	(1,669,413)	3,604,101	319,052	1,621,083	513,892	612,847

NET ASSETS:
Beginning of period	14,067,947	10,463,846	8,675,409	7,054,326	4,384,737	3,771,890

End of period	$12,398,534	$14,067,947	$8,994,461	$8,675,409	$4,898,629	$4,384,737
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	Fidelity ® VIP Freedom 2050 Portfolio— Initial Class		Fidelity ® VIP Government Money Market Portfolio— Initial Class		Fidelity ® VIP Growth Portfolio— Initial Class
	2018	2017 (c)	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$205	$—	$5,127,395	$246,808	$6,493	$4,578
Net realized gain (loss) on investments	(1,913)	6,413	—	—	292,199	51,156
Realized gain distribution received	67	—	—	—	305,114	138,779
Change in unrealized appreciation (depreciation) on investments	(2,363)	—	—	—	(571,468)	434,491

Net increase (decrease) in net assets resulting from operations	(4,004)	6,413	5,127,395	246,808	32,338	629,004

Contributions and (Withdrawals):
Payments received from policyowners	43,526	349	7,691,022	8,518,798	154,045	140,208
Cost of insurance	(1,394)	(1,559)	(3,794,374)	(761,788)	(54,844)	(46,240)
Policyowners' surrenders	—	—	(3,849,437)	(7,944,405)	(468,324)	(17,826)
Net transfers from (to) Fixed Account	3,225	—	646,162	(459,343)	9,559	14,708
Transfers between Investment Divisions	(24,804)	(5,203)	496,242,192	(6,086,995)	104,456	293,690
Policyowners' death benefits	—	—	(928,513)	(13,688)	—	—

Net contributions and (withdrawals)	20,553	(6,413)	496,007,052	(6,747,421)	(255,108)	384,540

Increase (decrease) in net assets	16,549	—	501,134,447	(6,500,613)	(222,770)	1,013,544

NET ASSETS:
Beginning of period	—	—	33,089,790	39,590,403	2,550,734	1,537,190

End of period	$16,549	$—	$534,224,237	$33,089,790	$2,327,964	$2,550,734
(c) For the period May 1, 2017 (commencement of Investment Division) through December 31, 2017.
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	Fidelity ® VIP Index 500 Portfolio— Initial Class		Fidelity ® VIP Investment Grade Bond Portfolio— Initial Class		Fidelity ® VIP Mid Cap Portfolio— Initial Class
	2018	2017	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$3,141,395	$3,059,878	$468,294	$625,515	$87,754	$91,856
Net realized gain (loss) on investments	9,543,100	16,965,366	(206,196)	(109,576)	49,063	246,079
Realized gain distribution received	769,502	516,930	114,638	119,623	1,188,009	705,063
Change in unrealized appreciation (depreciation) on investments	(20,391,698)	11,520,303	(531,432)	404,983	(3,338,149)	1,822,303

Net increase (decrease) in net assets resulting from operations	(6,937,701)	32,062,477	(154,696)	1,040,545	(2,013,323)	2,865,301

Contributions and (Withdrawals):
Payments received from policyowners	7,461,109	8,822,618	646,346	708,952	335,131	985,846
Cost of insurance	(2,414,867)	(2,209,766)	(360,226)	(452,693)	(245,690)	(258,651)
Policyowners' surrenders	(13,606,995)	(23,560,051)	(7,811,862)	(4,569,423)	(435,078)	(864,110)
Net transfers from (to) Fixed Account	172,326	725,515	(22,876)	62,481	(167,923)	17,813
Transfers between Investment Divisions	5,921,519	(480,603)	2,295,879	1,342,283	346,217	(3,781,624)
Policyowners' death benefits	(172,385)	(378,680)	(89,968)	(180,477)	(56,602)	—

Net contributions and (withdrawals)	(2,639,293)	(17,080,967)	(5,342,707)	(3,088,877)	(223,945)	(3,900,726)

Increase (decrease) in net assets	(9,576,994)	14,981,510	(5,497,403)	(2,048,332)	(2,237,268)	(1,035,425)

NET ASSETS:
Beginning of period	164,442,955	149,461,445	24,042,954	26,091,286	14,062,042	15,097,467

End of period	$154,865,961	$164,442,955	$18,545,551	$24,042,954	$11,824,774	$14,062,042
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	Fidelity ® VIP Overseas Portfolio— Initial Class		Fidelity ® VIP Real Estate Portfolio— Initial Class		Fidelity ® VIP Strategic Income Portfolio— Initial Class
	2018	2017	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$163,417	$179,197	$364,948	$220,099	$3,905	$2,545
Net realized gain (loss) on investments	1,163,039	221,686	(150,838)	(43,669)	65	96
Realized gain distribution received	—	11,720	609,219	177,908	179	412
Change in unrealized appreciation (depreciation) on investments	(2,701,947)	2,639,829	(1,415,948)	(169,147)	(6,544)	1,001

Net increase (decrease) in net assets resulting from operations	(1,375,491)	3,052,432	(592,619)	185,191	(2,395)	4,054

Contributions and (Withdrawals):
Payments received from policyowners	580,440	1,106,358	148,008	118,869	28,526	10,307
Cost of insurance	(185,059)	(290,669)	(127,470)	(91,293)	(2,367)	(1,885)
Policyowners' surrenders	(585,427)	(127,664)	(1,077,974)	(1,570,962)	(15,156)	—
Net transfers from (to) Fixed Account	(14,474)	73,375	154,831	(3,871)	—	21,400
Transfers between Investment Divisions	(2,936,058)	(85,672)	1,578,585	10,894,962	9,103	19,717
Policyowners' death benefits	(6,577)	(46,635)	(59,706)	(4,276)	—	—

Net contributions and (withdrawals)	(3,147,155)	629,093	616,274	9,343,429	20,106	49,539

Increase (decrease) in net assets	(4,522,646)	3,681,525	23,655	9,528,620	17,711	53,593

NET ASSETS:
Beginning of period	13,514,495	9,832,970	12,570,495	3,041,875	83,841	30,248

End of period	$8,991,849	$13,514,495	$12,594,150	$12,570,495	$101,552	$83,841
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	Fidelity ® VIP Value Portfolio— Initial Class		Fidelity ® VIP Value Strategies Portfolio— Service Class 2		Invesco V.I. American Value Fund— Series I Shares
	2018	2017	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$4,639	$4,357	$2,294	$4,015	$17,013	$38,838
Net realized gain (loss) on investments	(160)	(42)	(7,942)	10,911	91,542	(65,897)
Realized gain distribution received	22,311	9,978	13,814	112,733	486,870	55,594
Change in unrealized appreciation (depreciation) on investments	(85,639)	17,190	(68,528)	(65,745)	(955,844)	369,453

Net increase (decrease) in net assets resulting from operations	(58,849)	31,483	(60,362)	61,914	(360,419)	397,988

Contributions and (Withdrawals):
Payments received from policyowners	28,319	4,619	19,710	14,715	135,954	204,861
Cost of insurance	(8,231)	(4,140)	(7,734)	(7,822)	(65,811)	(81,460)
Policyowners' surrenders	(579)	—	(10,910)	(158,562)	(463,549)	(159,612)
Net transfers from (to) Fixed Account	3,530	3,519	(33,112)	(4,400)	(32,660)	(54,906)
Transfers between Investment Divisions	26,026	193,224	79,230	(99,859)	(367,735)	(1,931,372)
Policyowners' death benefits	—	—	(1,147)	—	—	—

Net contributions and (withdrawals)	49,065	197,222	46,037	(255,928)	(793,801)	(2,022,489)

Increase (decrease) in net assets	(9,784)	228,705	(14,325)	(194,014)	(1,154,220)	(1,624,501)

NET ASSETS:
Beginning of period	377,441	148,736	301,927	495,941	3,707,296	5,331,797

End of period	$367,657	$377,441	$287,602	$301,927	$2,553,076	$3,707,296
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	Invesco V.I. Global Real Estate Fund— Series I Shares		Invesco V.I. International Growth Fund— Series I Shares		Invesco V.I. Mid Cap Core Equity Fund— Series I Shares
	2018	2017	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$126,959	$113,196	$297,722	$244,605	$4,445	$4,558
Net realized gain (loss) on investments	(3,497)	47,562	352,751	266,209	(3,735)	(11,174)
Realized gain distribution received	39,841	57,628	100,826	—	123,022	17,651
Change in unrealized appreciation (depreciation) on investments	(377,775)	206,061	(3,029,931)	2,826,912	(222,150)	108,271

Net increase (decrease) in net assets resulting from operations	(214,472)	424,447	(2,278,632)	3,337,726	(98,418)	119,306

Contributions and (Withdrawals):
Payments received from policyowners	130,179	177,341	478,776	499,743	—	2
Cost of insurance	(54,037)	(56,595)	(255,095)	(278,415)	(18,931)	(19,822)
Policyowners' surrenders	(153,416)	(471,388)	(776,078)	(575,279)	(2,068)	(6,928)
Net transfers from (to) Fixed Account	(32,234)	24,295	(58,871)	52,082	—	(12,234)
Transfers between Investment Divisions	(70,838)	154,030	(2,132,541)	56,244	—	(9,704)
Policyowners' death benefits	(10,745)	(5,086)	(43,027)	(55,137)	—	(8,994)

Net contributions and (withdrawals)	(191,091)	(177,403)	(2,786,836)	(300,762)	(20,999)	(57,680)

Increase (decrease) in net assets	(405,563)	247,044	(5,065,468)	3,036,964	(119,417)	61,626

NET ASSETS:
Beginning of period	3,584,806	3,337,762	17,229,960	14,192,996	886,705	825,079

End of period	$3,179,243	$3,584,806	$12,164,492	$17,229,960	$767,288	$886,705
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	Janus Henderson Enterprise Portfolio— Institutional Shares		Janus Henderson Flexible Bond Portfolio— Institutional Shares		Janus Henderson Forty Portfolio— Institutional Shares
	2018	2017	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$26,330	$29,326	$67,817	$133,213	$—	$—
Net realized gain (loss) on investments	507,380	324,113	(12,749)	(46,729)	(32,915)	11,589
Realized gain distribution received	513,825	725,437	—	—	623,754	179,138
Change in unrealized appreciation (depreciation) on investments	(1,033,377)	1,658,420	(80,884)	80,134	(543,734)	671,573

Net increase (decrease) in net assets resulting from operations	14,158	2,737,296	(25,816)	166,618	47,105	862,300

Contributions and (Withdrawals):
Payments received from policyowners	381,389	335,749	95,346	120,873	159,267	176,953
Cost of insurance	(147,189)	(146,106)	(29,513)	(43,102)	(92,965)	(74,836)
Policyowners' surrenders	(686,031)	(963,868)	(14,659)	(2,067,504)	(35,685)	(71,163)
Net transfers from (to) Fixed Account	1,931	7,832	(31,432)	4,782	(108,774)	(50,377)
Transfers between Investment Divisions	(372,446)	(1,559,207)	(211,240)	(572,186)	118,106	518,199
Policyowners' death benefits	(472)	(15,428)	—	(24,486)	(12,835)	—

Net contributions and (withdrawals)	(822,818)	(2,341,028)	(191,498)	(2,581,623)	27,114	498,776

Increase (decrease) in net assets	(808,660)	396,268	(217,314)	(2,415,005)	74,219	1,361,076

NET ASSETS:
Beginning of period	10,627,894	10,231,626	2,383,757	4,798,762	4,043,108	2,682,032

End of period	$9,819,234	$10,627,894	$2,166,443	$2,383,757	$4,117,327	$4,043,108
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	Janus Henderson Global Research Portfolio— Institutional Shares		Lazard Retirement International Equity Portfolio— Service Shares		Lord Abbett Series Fund Developing Growth Portfolio— Class VC
	2018	2017	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$6,487	$4,438	$28,409	$62,763	$—	$—
Net realized gain (loss) on investments	22,375	42,762	(214,682)	(30,665)	47,778	11,711
Realized gain distribution received	—	—	93,672	556,229	22,062	—
Change in unrealized appreciation (depreciation) on investments	(69,276)	96,938	(154,614)	(108,199)	(69,384)	42,678

Net increase (decrease) in net assets resulting from operations	(40,414)	144,138	(247,215)	480,128	456	54,389

Contributions and (Withdrawals):
Payments received from policyowners	43,923	51,599	72,414	125,476	21,992	14,217
Cost of insurance	(26,767)	(31,042)	(39,905)	(45,460)	(3,990)	(3,789)
Policyowners' surrenders	(10,945)	(126,761)	(20,284)	(15,573)	—	(16,870)
Net transfers from (to) Fixed Account	368	(1,977)	(33,115)	(6,251)	626	—
Transfers between Investment Divisions	(24,129)	(16,434)	(650,858)	(30,899)	(75,424)	(21,567)
Policyowners' death benefits	—	(2,535)	(33,138)	(73,497)	—	—

Net contributions and (withdrawals)	(17,550)	(127,150)	(704,886)	(46,204)	(56,796)	(28,009)

Increase (decrease) in net assets	(57,964)	16,988	(952,101)	433,924	(56,340)	26,380

NET ASSETS:
Beginning of period	616,385	599,397	2,578,194	2,144,270	204,197	177,817

End of period	$558,421	$616,385	$1,626,093	$2,578,194	$147,857	$204,197
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	Lord Abbett Series Fund Mid Cap Stock Portfolio— Class VC		LVIP Baron Growth Opportunities Fund— Service Class		LVIP Mondrian International Value Fund— Standard Class
	2018	2017	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$16,120	$10,667	$(338)	$(287)	$744	$645
Net realized gain (loss) on investments	(71,274)	25,865	638,931	75,775	26	16
Realized gain distribution received	77,445	171,903	443,977	508,557	294	34
Change in unrealized appreciation (depreciation) on investments	(391,799)	(105,461)	(1,296,845)	2,295,037	(3,778)	2,588

Net increase (decrease) in net assets resulting from operations	(369,508)	102,974	(214,275)	2,879,082	(2,714)	3,283

Contributions and (Withdrawals):
Payments received from policyowners	79,143	105,135	213,284	528,664	2,365	2,325
Cost of insurance	(37,898)	(31,440)	(174,506)	(213,946)	(268)	(216)
Policyowners' surrenders	(17,076)	(126,030)	(871,636)	(1,137,171)	—	—
Net transfers from (to) Fixed Account	(3,653)	(2,957)	(7,069)	(55,013)	—	—
Transfers between Investment Divisions	(353,424)	1,093,698	(3,096,889)	(484,545)	1,487	—
Policyowners' death benefits	(10,911)	(1,585)	(16,518)	(74,592)	—	—

Net contributions and (withdrawals)	(343,819)	1,036,821	(3,953,334)	(1,436,603)	3,584	2,109

Increase (decrease) in net assets	(713,327)	1,139,795	(4,167,609)	1,442,479	870	5,392

NET ASSETS:
Beginning of period	2,588,456	1,448,661	12,743,471	11,300,992	20,259	14,867

End of period	$1,875,129	$2,588,456	$8,575,862	$12,743,471	$21,129	$20,259
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	LVIP SSgA Bond Index Fund— Standard Class		LVIP SSgA Developed International 150 Fund— Standard Class		LVIP SSgA Emerging Markets 100 Fund— Standard Class
	2018	2017	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$718,739	$633,112	$174,125	$195,999	$211,286	$192,448
Net realized gain (loss) on investments	(117,722)	(148,775)	(14,226)	4,611	312,455	21,603
Realized gain distribution received	—	—	115,157	—	—	—
Change in unrealized appreciation (depreciation) on investments	(611,817)	283,532	(1,069,496)	595,509	(996,334)	1,212,258

Net increase (decrease) in net assets resulting from operations	(10,800)	767,869	(794,440)	796,119	(472,593)	1,426,309

Contributions and (Withdrawals):
Payments received from policyowners	1,170,804	1,362,310	68,749	916,143	218,322	268,149
Cost of insurance	(281,904)	(258,411)	(68,304)	(53,571)	(61,498)	(79,494)
Policyowners' surrenders	(209,655)	(4,736,864)	(5,438)	(243,625)	(2,420,708)	(511,880)
Net transfers from (to) Fixed Account	14,121	5,696	20,243	14,869	(43,580)	(408,194)
Transfers between Investment Divisions	3,708,598	3,949,068	363,567	390,303	(85,398)	501,858
Policyowners' death benefits	(31,129)	(71,118)	—	(26,507)	—	(67,277)

Net contributions and (withdrawals)	4,370,835	250,681	378,817	997,612	(2,392,862)	(296,838)

Increase (decrease) in net assets	4,360,035	1,018,550	(415,623)	1,793,731	(2,865,455)	1,129,471

NET ASSETS:
Beginning of period	21,597,126	20,578,576	4,730,614	2,936,883	7,200,865	6,071,394

End of period	$25,957,161	$21,597,126	$4,314,991	$4,730,614	$4,335,410	$7,200,865
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	LVIP SSgA International Index Fund— Standard Class		MFS ® Global Real Estate Portfolio— Initial Class		MFS ® Global Tactical Allocation Portfolio— Initial Class
	2018	2017	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$683,629	$750,301	$2,070	$1,036	$19,365	$141,310
Net realized gain (loss) on investments	272,407	748,629	(428)	1	5,799	(77,183)
Realized gain distribution received	—	—	784	1,470	107,789	10,708
Change in unrealized appreciation (depreciation) on investments	(4,832,482)	4,376,267	(3,122)	197	(243,393)	381,437

Net increase (decrease) in net assets resulting from operations	(3,876,446)	5,875,197	(696)	2,704	(110,440)	456,272

Contributions and (Withdrawals):
Payments received from policyowners	1,234,818	1,288,420	2,302	2,806	21,739	599,454
Cost of insurance	(257,116)	(209,483)	(1,742)	(945)	(43,083)	(42,240)
Policyowners' surrenders	(310,959)	(8,254,439)	(1,221)	—	(38,960)	(2,673,785)
Net transfers from (to) Fixed Account	341,151	14,123	19,360	—	(27,389)	(92,955)
Transfers between Investment Divisions	3,345,489	2,838,032	(825)	11,181	6,271	(13,467)
Policyowners' death benefits	(9,255)	(2,768)	—	—	—	—

Net contributions and (withdrawals)	4,344,128	(4,326,115)	17,874	13,042	(81,422)	(2,222,993)

Increase (decrease) in net assets	467,682	1,549,082	17,178	15,746	(191,862)	(1,766,721)

NET ASSETS:
Beginning of period	22,579,922	21,030,840	27,306	11,560	2,508,185	4,274,906

End of period	$23,047,604	$22,579,922	$44,484	$27,306	$2,316,323	$2,508,185
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	MFS ® International Value Portfolio— Initial Class		MFS ® Investors Trust Series— Initial Class		MFS ® Mid Cap Value Portfolio— Initial Class
	2018	2017	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$215,410	$295,716	$352	$398	$10,498	$10,023
Net realized gain (loss) on investments	2,098,070	877,005	804	612	(10,309)	67,598
Realized gain distribution received	216,911	18,769	4,042	3,257	75,503	24,342
Change in unrealized appreciation (depreciation) on investments	(4,393,172)	3,753,012	(10,216)	12,763	(205,523)	6,685

Net increase (decrease) in net assets resulting from operations	(1,862,781)	4,944,502	(5,018)	17,030	(129,831)	108,648

Contributions and (Withdrawals):
Payments received from policyowners	856,638	939,827	—	—	7,627	4,597
Cost of insurance	(316,215)	(281,630)	(1,714)	(1,477)	(16,871)	(12,025)
Policyowners' surrenders	(3,490,976)	(2,931,900)	—	—	(2,158)	(20,870)
Net transfers from (to) Fixed Account	53,658	(746,215)	—	—	(39,464)	12,207
Transfers between Investment Divisions	1,947,080	2,294,239	—	—	81,003	340,243
Policyowners' death benefits	(35,778)	(72,615)	—	—	—	—

Net contributions and (withdrawals)	(985,593)	(798,294)	(1,714)	(1,477)	30,137	324,152

Increase (decrease) in net assets	(2,848,374)	4,146,208	(6,732)	15,553	(99,694)	432,800

NET ASSETS:
Beginning of period	22,606,320	18,460,112	90,149	74,596	1,039,278	606,478

End of period	$19,757,946	$22,606,320	$83,417	$90,149	$939,584	$1,039,278
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	MFS ® New Discovery Series— Initial Class		MFS ® Value Series— Initial Class		Morgan Stanley VIF Emerging Markets Debt Portfolio— Class I
	2018	2017	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$—	$—	$837,352	$634,664	$223,974	$345,546
Net realized gain (loss) on investments	529	390	135,345	677,270	(107,692)	(19,380)
Realized gain distribution received	658	112	3,645,615	1,298,706	—	—
Change in unrealized appreciation (depreciation) on investments	(1,220)	945	(10,033,650)	2,778,177	(423,674)	226,868

Net increase (decrease) in net assets resulting from operations	(33)	1,447	(5,415,338)	5,388,817	(307,392)	553,034

Contributions and (Withdrawals):
Payments received from policyowners	—	—	1,715,590	791,368	269,410	671,774
Cost of insurance	(534)	(472)	(624,654)	(414,342)	(49,536)	(129,808)
Policyowners' surrenders	(1,501)	(1,763)	(668,463)	(5,996,652)	(322,088)	(317,085)
Net transfers from (to) Fixed Account	—	—	1,287,842	(320,536)	(23,874)	(40,491)
Transfers between Investment Divisions	—	—	14,467,346	10,225,617	(562,230)	9,404
Policyowners' death benefits	—	—	(82,027)	(143,718)	(4,078)	(98,096)

Net contributions and (withdrawals)	(2,035)	(2,235)	16,095,634	4,141,737	(692,396)	95,698

Increase (decrease) in net assets	(2,068)	(788)	10,680,296	9,530,554	(999,788)	648,732

NET ASSETS:
Beginning of period	6,410	7,198	39,037,747	29,507,193	6,146,759	5,498,027

End of period	$4,342	$6,410	$49,718,043	$39,037,747	$5,146,971	$6,146,759
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	Morgan Stanley VIF Global Infrastructure Portfolio— Class I		Morgan Stanley VIF U.S. Real Estate Portfolio— Class I		Neuberger Berman AMT Large Cap Value Portfolio— Class I
	2018	2017	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$8,362	$770	$142,253	$70,694	$4,754	$3,369
Net realized gain (loss) on investments	(423)	(516)	12,655	2,044,205	47,094	27,790
Realized gain distribution received	10,436	1,547	—	—	42,303	15,764
Change in unrealized appreciation (depreciation) on investments	(40,752)	2,212	(533,149)	(1,771,426)	(100,726)	35,581

Net increase (decrease) in net assets resulting from operations	(22,377)	4,013	(378,241)	343,473	(6,575)	82,504

Contributions and (Withdrawals):
Payments received from policyowners	2,169	2,551	431,668	604,991	38,259	99,173
Cost of insurance	(3,678)	(1,228)	(52,961)	(137,699)	(7,220)	(15,261)
Policyowners' surrenders	—	—	(322,963)	(543,524)	(228,568)	(271,067)
Net transfers from (to) Fixed Account	709	149	(4,859)	(26,370)	411	(184)
Transfers between Investment Divisions	(7)	267,399	159,711	(11,226,570)	(32,119)	(11,659)
Policyowners' death benefits	—	—	(6,767)	(19,785)	—	—

Net contributions and (withdrawals)	(807)	268,871	203,829	(11,348,957)	(229,237)	(198,998)

Increase (decrease) in net assets	(23,184)	272,884	(174,412)	(11,005,484)	(235,812)	(116,494)

NET ASSETS:
Beginning of period	284,354	11,470	4,926,636	15,932,120	619,109	735,603

End of period	$261,170	$284,354	$4,752,224	$4,926,636	$383,297	$619,109
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio— Class I		Oppenheimer Capital Appreciation Fund/VA— Non-Service Shares		Oppenheimer Total Return Bond Fund/VA— Non-Service Shares
	2018	2017	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$747	$649	$958	$314	$34	$26
Net realized gain (loss) on investments	1,578	237	4,691	11,946	(3)	(1)
Realized gain distribution received	5,173	—	22,522	11,942	—	—
Change in unrealized appreciation (depreciation) on investments	(20,740)	5,759	(45,565)	39,174	(42)	24

Net increase (decrease) in net assets resulting from operations	(13,242)	6,645	(17,394)	63,376	(11)	49

Contributions and (Withdrawals):
Payments received from policyowners	8,435	2,147	38,459	44,685	—	—
Cost of insurance	(1,663)	(595)	(5,993)	(5,453)	(82)	(82)
Policyowners' surrenders	(18,652)	(764)	(12,614)	(73,190)	—	—
Net transfers from (to) Fixed Account	(23,136)	4,268	(8,956)	(33,530)	—	—
Transfers between Investment Divisions	37,817	71,363	(2,900)	(23,086)	—	—
Policyowners' death benefits	—	—	—	—	—	—

Net contributions and (withdrawals)	2,801	76,419	7,996	(90,574)	(82)	(82)

Increase (decrease) in net assets	(10,441)	83,064	(9,398)	(27,198)	(93)	(33)

NET ASSETS:
Beginning of period	85,929	2,865	280,128	307,326	1,076	1,109

End of period	$75,488	$85,929	$270,730	$280,128	$983	$1,076
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	PIMCO VIT Emerging Markets Bond Portfolio— Institutional Class		PIMCO VIT Global Bond Opportunities Portfolio (Unhedged)— Administrative Class		PIMCO VIT High Yield Portfolio— Administrative Class
	2018	2017 (c)	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$81,953	$628	$434,977	$226,064	$137,862	$144,259
Net realized gain (loss) on investments	(10,214)	1	121,903	(60,249)	(46,491)	(42,860)
Realized gain distribution received	—	—	18,323	—	—	—
Change in unrealized appreciation (depreciation) on investments	(170,052)	110	(768,402)	785,229	(145,799)	85,409

Net increase (decrease) in net assets resulting from operations	(98,313)	739	(193,199)	951,044	(54,428)	186,808

Contributions and (Withdrawals):
Payments received from policyowners	151,796	2,141	489,074	1,278,779	182,484	317,077
Cost of insurance	(13,795)	(200)	(99,532)	(255,771)	(28,127)	(63,229)
Policyowners' surrenders	(160,567)	—	(1,785,584)	(717,845)	(118,212)	(119,880)
Net transfers from (to) Fixed Account	45	3,001	(36,183)	(172,287)	637	(68,817)
Transfers between Investment Divisions	2,081,049	17,351	(3,640,352)	(24,404)	(277,307)	(240,507)
Policyowners' death benefits	(3,959)	—	(5,301)	(51,889)	(2,712)	(9,616)

Net contributions and (withdrawals)	2,054,569	22,293	(5,077,878)	56,583	(243,237)	(184,972)

Increase (decrease) in net assets	1,956,256	23,032	(5,271,077)	1,007,627	(297,665)	1,836

NET ASSETS:
Beginning of period	23,032	—	11,419,023	10,411,396	3,064,443	3,062,607

End of period	$1,979,288	$23,032	$6,147,946	$11,419,023	$2,766,778	$3,064,443
(c) For the period May 1, 2017 (commencement of Investment Division) through December 31, 2017.
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	PIMCO VIT Long-Term U.S. Government Portfolio— Administrative Class		PIMCO VIT Low Duration Portfolio— Administrative Class		PIMCO VIT Real Return Portfolio— Administrative Class
	2018	2017	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$19,944	$25,382	$159,343	$134,706	$314,106	$341,588
Net realized gain (loss) on investments	14,765	(6,078)	(107,258)	(163,069)	(62,019)	(324,073)
Realized gain distribution received	3,753	—	—	—	—	—
Change in unrealized appreciation (depreciation) on investments	(67,419)	79,721	(25,873)	158,580	(527,667)	483,643

Net increase (decrease) in net assets resulting from operations	(28,957)	99,025	26,212	130,217	(275,580)	501,158

Contributions and (Withdrawals):
Payments received from policyowners	31,369	47,018	336,087	1,431,463	359,488	618,438
Cost of insurance	(11,292)	(13,363)	(1,198,189)	(133,078)	(231,312)	(260,995)
Policyowners' surrenders	(8,775)	(426,677)	(199,066)	(2,687,313)	(508,472)	(1,666,208)
Net transfers from (to) Fixed Account	(922)	(2,968)	(11,312)	(35,323)	(118,437)	(61,816)
Transfers between Investment Divisions	(122,253)	(8,970)	952,304	(808,169)	960,563	(1,068,459)
Policyowners' death benefits	—	—	(177)	(18,896)	(3,642)	(20,006)

Net contributions and (withdrawals)	(111,873)	(404,960)	(120,353)	(2,251,316)	458,188	(2,459,046)

Increase (decrease) in net assets	(140,830)	(305,935)	(94,141)	(2,121,099)	182,608	(1,957,888)

NET ASSETS:
Beginning of period	950,819	1,256,754	8,073,138	10,194,237	12,094,349	14,052,237

End of period	$809,989	$950,819	$7,978,997	$8,073,138	$12,276,957	$12,094,349
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	PIMCO VIT Total Return Portfolio— Administrative Class		T. Rowe Price Blue Chip Growth Portfolio		T. Rowe Price Equity Index 500 Portfolio
	2018	2017	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$827,677	$723,009	$—	$—	$21,091	$17,177
Net realized gain (loss) on investments	(392,702)	(669,557)	4,385,459	4,763,051	109,485	78,408
Realized gain distribution received	379,221	—	1,802,549	603,668	30,862	26,895
Change in unrealized appreciation (depreciation) on investments	(1,010,298)	1,620,576	(5,530,311)	5,859,770	(244,522)	81,334

Net increase (decrease) in net assets resulting from operations	(196,102)	1,674,028	657,697	11,226,489	(83,084)	203,814

Contributions and (Withdrawals):
Payments received from policyowners	1,087,429	1,858,195	1,552,114	2,040,940	230,655	180,598
Cost of insurance	(457,718)	(608,287)	(786,566)	(597,525)	(49,310)	(39,008)
Policyowners' surrenders	(1,921,588)	(4,871,010)	(1,213,305)	(7,707,766)	(36,428)	(129,632)
Net transfers from (to) Fixed Account	(141,510)	(328,515)	621,105	546,363	(19,651)	(165,998)
Transfers between Investment Divisions	2,927,427	(2,778,855)	6,180,919	13,495,657	217,068	28,351
Policyowners' death benefits	(37,241)	(173,978)	(142,626)	(248,500)	—	(11,829)

Net contributions and (withdrawals)	1,456,799	(6,902,450)	6,211,641	7,529,169	342,334	(137,518)

Increase (decrease) in net assets	1,260,697	(5,228,422)	6,869,338	18,755,658	259,250	66,296

NET ASSETS:
Beginning of period	31,997,518	37,225,940	48,604,189	29,848,531	1,071,835	1,005,539

End of period	$33,258,215	$31,997,518	$55,473,527	$48,604,189	$1,331,085	$1,071,835
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	T. Rowe Price International Stock Portfolio		T. Rowe Price Limited-Term Bond Portfolio		T. Rowe Price New America Growth Portfolio
	2018	2017	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$85,243	$55,476	$56,150	$32,503	$18,843	$11,134
Net realized gain (loss) on investments	(79,764)	52,967	(31,295)	(9,908)	374,959	49,624
Realized gain distribution received	616,602	212,448	—	—	1,194,661	1,135,655
Change in unrealized appreciation (depreciation) on investments	(1,546,167)	833,703	14,330	1,244	(1,477,439)	1,776,301

Net increase (decrease) in net assets resulting from operations	(924,086)	1,154,594	39,185	23,839	111,024	2,972,714

Contributions and (Withdrawals):
Payments received from policyowners	131,251	250,403	294,704	86,599	243,536	466,484
Cost of insurance	(73,642)	(60,527)	(43,395)	(42,616)	(197,676)	(181,019)
Policyowners' surrenders	(25,577)	(107,585)	(67,420)	(1,480,802)	(2,217,330)	(408,732)
Net transfers from (to) Fixed Account	30,697	29,978	(38,979)	(12,449)	(52,426)	87,372
Transfers between Investment Divisions	289,688	710,334	69,942	51,897	1,073,619	441,242
Policyowners' death benefits	(32,226)	(70,734)	—	(48,806)	—	(48,314)

Net contributions and (withdrawals)	320,191	751,869	214,852	(1,446,177)	(1,150,277)	357,033

Increase (decrease) in net assets	(603,895)	1,906,463	254,037	(1,422,338)	(1,039,253)	3,329,747

NET ASSETS:
Beginning of period	5,817,806	3,911,343	1,562,342	2,984,680	11,837,153	8,507,406

End of period	$5,213,911	$5,817,806	$1,816,379	$1,562,342	$10,797,900	$11,837,153
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	T. Rowe Price Personal Strategy Balanced Portfolio		Thrivent Small Cap Index Portfolio	TOPS ® Aggressive Growth ETF Portfolio— Class 2 Shares
	2018	2017	2018 (b)	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$82,155	$61,866	$12	$2,211	$1,804
Net realized gain (loss) on investments	68,264	42,368	(115)	2,677	1,248
Realized gain distribution received	294,391	213,741	64	8,311	1,305
Change in unrealized appreciation (depreciation) on investments	(675,574)	380,336	(56,858)	(38,389)	19,473

Net increase (decrease) in net assets resulting from operations	(230,764)	698,311	(56,897)	(25,190)	23,830

Contributions and (Withdrawals):
Payments received from policyowners	475,672	423,176	1,297	54,917	38,545
Cost of insurance	(115,081)	(107,345)	(675)	(15,611)	(3,529)
Policyowners' surrenders	(169,995)	(1,257,242)	—	—	(4,033)
Net transfers from (to) Fixed Account	24,767	(56,752)	—	21,492	1,709
Transfers between Investment Divisions	(77,547)	(92,799)	458,893	15,816	13,287
Policyowners' death benefits	(12,438)	—	—	—	—

Net contributions and (withdrawals)	125,378	(1,090,962)	459,515	76,614	45,979

Increase (decrease) in net assets	(105,386)	(392,651)	402,618	51,424	69,809

NET ASSETS:
Beginning of period	4,415,369	4,808,020	—	165,106	95,297

End of period	$4,309,983	$4,415,369	$402,618	$216,530	$165,106
(b) For the period May 1,2018 (commencement of Investment Division) through December 31,2018.
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	TOPS ® Balanced ETF Portfolio— Class 2 Shares		TOPS ® Conservative ETF Portfolio— Class 2 Shares		TOPS ® Growth ETF Portfolio— Class 2 Shares
	2018	2017	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$7,251	$4,854	$2,527	$1,722	$3,978	$3,295
Net realized gain (loss) on investments	41,115	2,924	4,309	1,241	333	31,649
Realized gain distribution received	11,099	3,412	2,939	—	13,263	2,031
Change in unrealized appreciation (depreciation) on investments	(83,283)	34,984	(15,404)	13,045	(47,659)	8,466

Net increase (decrease) in net assets resulting from operations	(23,818)	46,174	(5,629)	16,008	(30,085)	45,441

Contributions and (Withdrawals):
Payments received from policyowners	200,543	183,991	24,938	19,027	71,303	64,496
Cost of insurance	(13,112)	(11,749)	(5,986)	(5,683)	(12,697)	(10,430)
Policyowners' surrenders	(104,126)	(7,048)	(37,676)	(4,792)	(2,252)	(7,003)
Net transfers from (to) Fixed Account	6,890	550,620	(15,853)	(3,885)	3,077	461,346
Transfers between Investment Divisions	(502,388)	10,064	(20,464)	(1,336)	(43)	(453,680)
Policyowners' death benefits	—	—	—	(1,803)	—	—

Net contributions and (withdrawals)	(412,193)	725,878	(55,041)	1,528	59,388	54,729

Increase (decrease) in net assets	(436,011)	772,052	(60,670)	17,536	29,303	100,170

NET ASSETS:
Beginning of period	1,028,455	256,403	251,771	234,235	279,057	178,887

End of period	$592,444	$1,028,455	$191,101	$251,771	$308,360	$279,057
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	TOPS ® Managed Risk Balanced ETF Portfolio— Class 2 Shares		TOPS ® Managed Risk Growth ETF Portfolio— Class 2 Shares		TOPS ® Managed Risk Moderate Growth ETF Portfolio— Class 2 Shares
	2018	2017	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$3,885	$2,647	$2,016	$1,426	$2,955	$2,187
Net realized gain (loss) on investments	1,037	2,992	(583)	(101)	3,054	(697)
Realized gain distribution received	12,066	270	7,127	—	8,622	—
Change in unrealized appreciation (depreciation) on investments	(29,743)	9,350	(20,065)	12,317	(26,679)	15,226

Net increase (decrease) in net assets resulting from operations	(12,755)	15,259	(11,505)	13,642	(12,048)	16,716

Contributions and (Withdrawals):
Payments received from policyowners	72,795	82,161	37,723	23,104	24,920	35,011
Cost of insurance	(12,320)	(10,474)	(3,348)	(2,557)	(4,880)	(4,118)
Policyowners' surrenders	(4,789)	(1,932)	—	—	(4,036)	(2,006)
Net transfers from (to) Fixed Account	(143)	(26,419)	(1,230)	—	(45,032)	(595)
Transfers between Investment Divisions	(44,600)	27,239	(902)	1	29,906	1,392
Policyowners' death benefits	—	—	—	—	—	—

Net contributions and (withdrawals)	10,943	70,575	32,243	20,548	878	29,684

Increase (decrease) in net assets	(1,812)	85,834	20,738	34,190	(11,170)	46,400

NET ASSETS:
Beginning of period	185,427	99,593	101,705	67,515	153,330	106,930

End of period	$183,615	$185,427	$122,443	$101,705	$142,160	$153,330
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	TOPS ® Moderate Growth ETF Portfolio— Class 2 Shares		VanEck VIP Unconstrained Emerging Markets Bond Fund— Initial Class Shares		Victory RS Small Cap Growth Equity VIP Series— Class I Shares
	2018	2017	2018	2017	2018 (b)
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$13,140	$9,841	$30,064	$32,656	$—
Net realized gain (loss) on investments	(1,167)	(4,760)	31,238	(3,754)	(16)
Realized gain distribution received	26,503	2,446	—	—	2,809
Change in unrealized appreciation (depreciation) on investments	(112,219)	91,700	(70,897)	137,150	(6,687)

Net increase (decrease) in net assets resulting from operations	(73,743)	99,227	(9,595)	166,052	(3,894)

Contributions and (Withdrawals):
Payments received from policyowners	223,093	271,310	—	12,713	156
Cost of insurance	(33,220)	(29,414)	(8,632)	(20,505)	(180)
Policyowners' surrenders	(2,091)	(52,145)	(1,035,448)	(79,455)	—
Net transfers from (to) Fixed Account	251	(7,207)	(9)	(25,795)	—
Transfers between Investment Divisions	(17,760)	7,788	(6,929)	10,975	19,164
Policyowners' death benefits	—	—	—	(9,235)	—

Net contributions and (withdrawals)	170,273	190,332	(1,051,018)	(111,302)	19,140

Increase (decrease) in net assets	96,530	289,559	(1,060,613)	54,750	15,246

NET ASSETS:
Beginning of period	897,459	607,900	1,424,187	1,369,437	—

End of period	$993,989	$897,459	$363,574	$1,424,187	$15,246
(b) For the period May 1,2018 (commencement of Investment Division) through December 31,2018.
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2018
and December 31, 2017

	Voya Russell™ Mid Cap Index Portfolio— Class I		Voya Small Company Portfolio— Class I
	2018	2017	2018	2017
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$235,804	$177,069	$14,549	$7,596
Net realized gain (loss) on investments	297,712	408,332	2,998	10,270
Realized gain distribution received	1,849,304	811,442	421,028	233,688
Change in unrealized appreciation (depreciation) on investments	(4,263,317)	870,305	(884,943)	15,422

Net increase (decrease) in net assets resulting from operations	(1,880,497)	2,267,148	(446,368)	266,976

Contributions and (Withdrawals):
Payments received from policyowners	298,895	359,845	79,322	69,396
Cost of insurance	(218,899)	(164,289)	(37,550)	(31,324)
Policyowners' surrenders	(46,358)	(107,067)	(6,784)	(17,367)
Net transfers from (to) Fixed Account	(42,035)	1,033	(138,053)	27,325
Transfers between Investment Divisions	2,925,601	3,138,170	267,559	349,253
Policyowners' death benefits	(21,679)	(71,749)	—	(12,502)

Net contributions and (withdrawals)	2,895,525	3,155,943	164,494	384,781

Increase (decrease) in net assets	1,015,028	5,423,091	(281,874)	651,757

NET ASSETS:
Beginning of period	16,709,539	11,286,448	2,730,513	2,078,756

End of period	$17,724,567	$16,709,539	$2,448,639	$2,730,513
Not all investment options are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC CSVUL Separate Account-I

Notes to Financial Statements

NOTE 1—Organization and Significant Accounting Policies:
NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (“CSVUL Separate Account-I”) was established on May 24, 1996, under Delaware law by New York Life Insurance and Annuity Corporation (“NYLIAC”), a wholly-owned subsidiary of New York Life Insurance Company (“NYLIC”). Investments into CSVUL Separate Account-I commenced on March 27, 1998. CSVUL Separate Account-I funds NYLIAC Corporate Sponsored Variable Universal Life Insurance policies (“CSVUL”) (“Series 1 policies”), NYLIAC CorpExec Variable Universal Life Insurance II policies (“CEVUL2”) (“Series 2 policies”), NYLIAC CorpExec Variable Universal Life Insurance III policies (“CEVUL3”) (“Series 3 policies”), NYLIAC CorpExec Variable Universal Life Insurance IV policies (“CEVUL4”) (“Series 3 policies”), NYLIAC CorpExec Variable Universal Life Insurance V policies (“CEVUL5”) (“Series 3 policies”), NYLIAC CorpExec Variable Universal Life Insurance VI policies (“CEVUL6”) (“Series 3 policies”), and NYLIAC CorpExec Accumulator Variable Universal Life Insurance policies (“CEAVUL”) (“Series 3 policies”). The policies are designed for group and/or sponsored arrangements who seek lifetime insurance protection and flexibility with respect to premium payments and death benefits. The policies are distributed by NYLIFE Distributors LLC and are sold by registered representatives of broker-dealers who have entered into dealer agreements with NYLIFE Distributors LLC. NYLIFE Distributors LLC is a wholly-owned subsidiary of New York Life Investment Management Holdings LLC (“NYLIM Holdings”), which is a wholly-owned subsidiary of NYLIC. CSVUL Separate Account-I is registered under the Investment Company Act of 1940, as amended, as a unit investment trust that follows the accounting and reporting guidance of ASC 946.
The assets of CSVUL Separate Account-I are invested in the shares of the MainStay VP Funds Trust, AB Variable Products Series Fund, Inc., AIM Variable Insurance Funds, The Alger Portfolios, American Century Variable Portfolios, Inc., American Funds Insurance Series®, BlackRock® Variable Series Funds, Inc., BlackRock® Variable Series Funds II, Inc., Davis Variable Account Fund, Inc., Delaware VIP® Trust, Deutsche DWS Investments VIT Funds, Deutsche DWS Variable Series I, Deutsche DWS Variable Series II, DFA Investment Dimensions Group Inc., Dreyfus Investment Portfolios, Fidelity® Variable Insurance Products Funds, Janus Aspen Series, Lazard Retirement Series, Inc., Legg Mason Partners Variable Equity Trust, Lincoln Variable Insurance Products Trust, Lord Abbett Series Fund, Inc., MFS® Variable Insurance Trust, MFS® Variable Insurance Trust II, MFS® Variable Insurance Trust III, Morgan Stanley Variable Insurance Fund, Inc., Neuberger Berman Advisers Management Trust, Northern Lights Variable Trust, Oppenheimer Variable Account Funds, PIMCO Variable Insurance Trust, T. Rowe Price Equity Series, Inc., T. Rowe Price Fixed Income Series, Inc., T. Rowe Price International Series, Inc., Thrivent Series Fund, Inc., VanEck VIP Trust, Victory Variable Insurance Funds, and the Voya Variable Portfolios, Inc., (collectively “Funds”). These assets are clearly identified and distinguished from the other assets and liabilities of NYLIAC. These assets are the property of NYLIAC; however, the portion of the assets attributable to the policies will not be charged with liabilities arising out of any other business NYLIAC may conduct. The Fixed Account represents a portion of the general account assets of NYLIAC and is not included in this report. NYLIAC’s Fixed Account may be charged with liabilities arising out of other business NYLIAC may conduct.

As of May 1, 2018, the following Investment Divisions were added to one or more of the products investing in CSVUL Separate Account-I:

American Funds IS Blue Chip Income and Growth Fund—Class 1
ClearBridge Variable Appreciation Portfolio—Class I
Fidelity® VIP Emerging Markets Portfolio—Initial Class
Thrivent Small Cap Index Portfolio
Victory RS Small Cap Growth Equity VIP Series—Class I Shares
Voya MidCap Opportunities Portfolio—Class I

On November 30, 2018, the Initial Class shares of the MainStay VP Absolute Return Multi-Strategy Portfolio were merged into the Initial Class shares of the MainStay VP IQ Hedge Multi-Strategy Portfolio.

NYLIAC CSVUL Separate Account-I

Notes to Financial Statements (Continued)

NOTE 1—Organization and Significant Accounting Policies (Continued):

Therefore, the following Investment Divisions, with their respective Fund portfolios, are available in CSVUL Separate Account-I:

MainStay VP Bond—Initial Class
MainStay VP Eagle Small Cap Growth—Initial Class
MainStay VP Emerging Markets Equity—Initial Class
MainStay VP Epoch U.S. Equity Yield—Initial Class
MainStay VP Epoch U.S. Small Cap—Initial Class
MainStay VP Fidelity Institutional AM® Utilities—Initial Class (formerly MainStay VP MFS® Utilities—Initial Class)
MainStay VP Floating Rate—Initial Class
MainStay VP Income Builder—Initial Class
MainStay VP IQ Hedge Multi-Strategy—Initial Class
MainStay VP Janus Henderson Balanced—Initial Class
MainStay VP Large Cap Growth—Initial Class
MainStay VP Mackay Common Stock—Initial Class (formerly MainStay VP Common Stock—Initial Class)
MainStay VP Mackay Convertible—Initial Class (formerly MainStay VP Convertible—Initial Class)
MainStay VP Mackay Government—Initial Class (formerly MainStay VP Government—Initial Class)
MainStay VP Mackay Growth—Initial Class (formerly MainStay VP Cornerstone Growth—Initial Class)
MainStay VP Mackay High Yield Corporate Bond—Initial Class (formerly MainStay VP High Yield Corporate Bond—Initial Class)
MainStay VP Mackay International Equity—Initial Class (formerly MainStay VP International Equity—Initial Class)
MainStay VP Mackay Mid Cap Core—Initial Class (formerly MainStay VP Mid Cap Core—Initial Class)
MainStay VP Mackay S&P 500 Index—Initial Class (formerly MainStay VP S&P 500 Index—Initial Class)
MainStay VP Mackay Small Cap Core—Initial Class (formerly MainStay VP Small Cap Core—Initial Class)
MainStay VP Mellon Natural Resources—Initial Class (formerly MainStay VP VanEck Global Hard Assets—Initial Class)
MainStay VP T. Rowe Price Equity Income—Initial Class
MainStay VP U.S. Government Money Market—Initial Class
AB VPS International Value Portfolio—Class A
AB VPS Small/Mid Cap Value Portfolio—Class A
Alger SMid Cap Focus Portfolio—Class I-2
American Century Investments® VP Inflation Protection Fund—Class II
American Century Investments® VP Mid Cap Value Fund—Class II
American Century Investments® VP Value Fund—Class II
American Funds IS Asset Allocation Fund—Class 1
American Funds IS Blue Chip Income and Growth Fund—Class 1
American Funds IS Global Bond Fund—Class 1
American Funds IS Global Growth Fund—Class 1
American Funds IS Global Small Capitalization Fund—Class 1
American Funds IS Growth Fund—Class 1
American Funds IS Growth-Income Fund—Class 1
American Funds IS International Fund—Class 1
American Funds IS New World Fund®—Class 1
BlackRock® Global Allocation V.I. Fund—Class I
BlackRock® High Yield V.I. Fund—Class I
ClearBridge Variable Appreciation Portfolio—Class I
ClearBridge Variable Large Cap Growth Portfolio—Class I
Davis Value Portfolio
Delaware VIP® Emerging Markets Series—Standard Class
Delaware VIP® International Value Equity Series—Standard Class
Delaware VIP® Small Cap Value Series—Standard Class
DFA VA Global Bond Portfolio

NYLIAC CSVUL Separate Account-I

Notes to Financial Statements (Continued)

NOTE 1—Organization and Significant Accounting Policies (Continued):

DFA VA Global Moderate Allocation Portfolio
DFA VA International Small Portfolio
DFA VA U.S. Large Value Portfolio
DFA VA U.S. Targeted Value Portfolio
DFA VIT Inflation-Protected Securities Portfolio
Dreyfus IP Technology Growth Portfolio—Initial Shares
Dreyfus VIF Opportunistic Small Cap Portfolio—Initial Shares
DWS Alternative Asset Allocation VIP—Class A (formerly Deutsche Alternative Asset Allocation VIP—Class A)
DWS Global Small Cap VIP—Class A (formerly Deutsche Global Small Cap VIP—Class A)
DWS Small Cap Index VIP—Class A (formerly Deutsche Small Cap Index VIP—Class A)
DWS Small Mid Cap Value VIP—Class A (formerly Deutsche Small Mid Cap Value VIP—Class A)
Fidelity® VIP ContrafundSM Portfolio—Initial Class
Fidelity® VIP Emerging Markets Portfolio—Initial Class
Fidelity® VIP Equity-IncomeSM Portfolio—Initial Class
Fidelity® VIP Freedom 2010 Portfolio—Initial Class
Fidelity® VIP Freedom 2020 Portfolio—Initial Class
Fidelity® VIP Freedom 2030 Portfolio—Initial Class
Fidelity® VIP Freedom 2040 Portfolio—Initial Class
Fidelity® VIP Freedom 2050 Portfolio—Initial Class
Fidelity® VIP Government Money Market Portfolio—Initial Class
Fidelity® VIP Growth Portfolio—Initial Class
Fidelity® VIP Index 500 Portfolio—Initial Class
Fidelity® VIP Investment Grade Bond Portfolio—Initial Class
Fidelity® VIP Mid Cap Portfolio—Initial Class
Fidelity® VIP Overseas Portfolio—Initial Class
Fidelity® VIP Real Estate Portfolio—Initial Class
Fidelity® VIP Strategic Income Portfolio—Initial Class
Fidelity® VIP Value Portfolio—Initial Class
Fidelity® VIP Value Strategies Portfolio—Service Class 2
Invesco V.I. American Value Fund—Series I Shares
Invesco V.I. Global Real Estate Fund—Series I Shares
Invesco V.I. International Growth Fund—Series I Shares
Invesco V.I. Mid Cap Core Equity Fund—Series I Shares
Janus Henderson Enterprise Portfolio—Institutional Shares
Janus Henderson Flexible Bond Portfolio—Institutional Shares
Janus Henderson Forty Portfolio—Institutional Shares
Janus Henderson Global Research Portfolio—Institutional Shares
Lazard Retirement International Equity Portfolio—Service Shares
Lord Abbett Series Fund Developing Growth Portfolio—Class VC
Lord Abbett Series Fund Mid Cap Stock Portfolio—Class VC
LVIP Baron Growth Opportunities Fund—Service Class
LVIP Mondrian International Value Fund—Standard Class
LVIP SSgA Bond Index Fund—Standard Class
LVIP SSgA Developed International 150 Fund—Standard Class
LVIP SSgA Emerging Markets 100 Fund—Standard Class
LVIP SSgA International Index Fund—Standard Class
MFS® Global Real Estate Portfolio—Initial Class
MFS® Global Tactical Allocation Portfolio—Initial Class
MFS® International Value Portfolio—Initial Class
MFS® Investors Trust Series—Initial Class
MFS® Mid Cap Value Portfolio—Initial Class

NYLIAC CSVUL Separate Account-I

Notes to Financial Statements (Continued)

NOTE 1—Organization and Significant Accounting Policies (Continued):

MFS® New Discovery Series—Initial Class
MFS® Value Series—Initial Class
Morgan Stanley VIF Emerging Markets Debt Portfolio—Class I
Morgan Stanley VIF Global Infrastructure Portfolio—Class I
Morgan Stanley VIF U.S. Real Estate Portfolio—Class I
Neuberger Berman AMT Large Cap Value Portfolio—Class I
Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio—Class I
Oppenheimer Capital Appreciation Fund/VA—Non-Service Shares
Oppenheimer Total Return Bond Fund/VA—Non-Service Shares
PIMCO VIT Emerging Markets Bond Portfolio—Institutional Class
PIMCO VIT Global Bond Opportunities Portfolio (Unhedged)—Administrative Class (formerly PIMCO VIT Global Bond Portfolio (Unhedged)—Administrative Class)
PIMCO VIT High Yield Portfolio—Administrative Class
PIMCO VIT Long-Term U.S. Government Portfolio—Administrative Class
PIMCO VIT Low Duration Portfolio—Administrative Class
PIMCO VIT Real Return Portfolio—Administrative Class
PIMCO VIT Total Return Portfolio—Administrative Class
T. Rowe Price Blue Chip Growth Portfolio
T. Rowe Price Equity Index 500 Portfolio
T. Rowe Price International Stock Portfolio
T. Rowe Price Limited-Term Bond Portfolio
T. Rowe Price New America Growth Portfolio
T. Rowe Price Personal Strategy Balanced Portfolio
Thrivent Small Cap Index Portfolio
TOPS® Aggressive Growth ETF Portfolio—Class 2 Shares
TOPS® Balanced ETF Portfolio—Class 2 Shares
TOPS® Conservative ETF Portfolio—Class 2 Shares
TOPS® Growth ETF Portfolio—Class 2 Shares
TOPS® Managed Risk Balanced ETF Portfolio—Class 2 Shares
TOPS® Managed Risk Growth ETF Portfolio—Class 2 Shares
TOPS® Managed Risk Moderate Growth ETF Portfolio—Class 2 Shares
TOPS® Moderate Growth ETF Portfolio—Class 2 Shares
VanEck VIP Unconstrained Emerging Markets Bond Fund—Initial Class Shares
Victory RS Small Cap Growth Equity VIP Series—Class I Shares
Voya MidCap Opportunities Portfolio—Class I
Voya Russell™ Mid Cap Index Portfolio—Class I
Voya Small Company Portfolio—Class I
______________
Not all investment options are available under all policies.

No new investments may be added to the MainStay VP Emerging Markets Equity—Initial Class, MainStay VP Mackay Growth—Initial Class, MainStay VP T. Rowe Price Equity Income—Initial Class, Invesco V.I. Mid Cap Core Equity Fund—Series I Shares or the VanEck VIP Unconstrained Emerging Markets Bond Fund—Initial Class Shares. New investments in the AB VPS International Value Portfolio—Class A, American Century Investments® VP Mid Cap Value Fund—Class II, Dreyfus VIF Opportunistic Small Cap Portfolio—Initial Shares, MFS® Investors Trust Series—Initial Class, MFS® New Discovery Series—Initial Class and the Oppenheimer Total Return Bond Fund/VA—Non-Service Shares Investment Divisions are restricted to those policyowners already invested in these Investment Divisions.
All investments into the MainStay VP Series funds by CSVUL Separate Account-I will be made into the Initial Class of shares unless otherwise indicated. Each Investment Division of the CSVUL Separate Account-I will invest exclusively in the corresponding eligible portfolio.

NYLIAC CSVUL Separate Account-I

Notes to Financial Statements (Continued)

NOTE 1—Organization and Significant Accounting Policies (Continued):

Initial premium payments received for CEVUL6 and CEAVUL policies that were issued as non-replacement policies are allocated to NYLIAC’s General Account until 10 days (30 days in California for policy owners age 60 and greater) after the policy issue date. Initial premium payments received for CEVUL6 and CEAVUL policies that were issued as a replacement to an existing policy are allocated to NYLIAC’s General Account until 20 to 60 days after the policy delivery date based on the state that the policy was issued in. Initial Premium is then allocated to the Investment Divisions of the Separate Account or the Fixed Account according to instructions on the Premium Allocation Form as of the end of the free look period on the later of the date the free look period ends or the date we receive the policy delivery receipt.
No Federal income tax is payable on investment income or capital gains of CSVUL Separate Account-I under current Federal income tax law.
Security Valuation—The investments are valued at the net asset value (“NAV”) of shares of the respective Fund portfolios.

Security Transactions—Realized gains and losses from security transactions are reported on the identified cost basis. Security transactions are accounted for as of the date the securities are purchased or sold (trade date).
Distributions Received—Dividend income and capital gain distributions are recorded on the ex-dividend date and reinvested in the corresponding Fund portfolio.
The authoritative guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance also establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.
The levels of the fair value hierarchy are based on the inputs to the valuation as follows:
Level 1—Fair Value is based on unadjusted quoted prices for identical assets or liabilities in an active market. Active markets are defined as a market in which many transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data for substantially the full term of the asset.
Level 3—Instruments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions in pricing the asset or liability.
Investments in the mutual funds represent open-end mutual funds in which the valuation is based on the aggregate NAV of shares held at the valuation date, which represents fair value, and are classified as level 1.
The amounts shown as net receivable from (payable to) NYLIAC on the Statement of Assets and Liabilities reflect transactions that occurred on the last business day of the reporting period. These amounts will be deposited to or withdrawn from the separate account in accordance with the policyowners’ instructions on the first business day subsequent to the close of the period presented. The amounts shown as net receivable from (payable to) the Fund for shares sold or purchased represent unsettled trades.
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NYLIAC CSVUL Separate Account-I
Notes to Financial Statements (Continued)

NOTE 2—Purchases and Sales (in 000's):

The cost of purchases and proceeds from sales of investments for the year ended December 31, 2018 were as follows:

	Purchases	Sales

MainStay VP Absolute Return Multi-Strategy—Initial Class	$13	$291
MainStay VP Bond—Initial Class	4,221	20,027
MainStay VP Eagle Small Cap Growth—Initial Class	1,356	1,529
MainStay VP Emerging Markets Equity—Initial Class	514	5,283
MainStay VP Epoch U.S. Equity Yield—Initial Class	14,847	306,799
MainStay VP Epoch U.S. Small Cap—Initial Class	5,873	1,855
MainStay VP Fidelity Institutional AM® Utilities—Initial Class	400	472
MainStay VP Floating Rate—Initial Class	3,182	1,340
MainStay VP Income Builder—Initial Class	3,277	1,037
MainStay VP IQ Hedge Multi-Strategy—Initial Class	217	82
MainStay VP Janus Henderson Balanced—Initial Class	1,250	2,019
MainStay VP Large Cap Growth—Initial Class	936	16,277
MainStay VP MacKay Common Stock—Initial Class	13,652	227,421
MainStay VP MacKay Convertible—Initial Class	465	219
MainStay VP MacKay Government—Initial Class	349	121
MainStay VP MacKay Growth—Initial Class	1,585	1,567
MainStay VP MacKay High Yield Corporate Bond—Initial Class	7,591	7,747
MainStay VP MacKay International Equity—Initial Class	7,384	5,014
MainStay VP MacKay Mid Cap Core—Initial Class	8,045	4,597
MainStay VP MacKay S&P 500 Index—Initial Class	141,381	125,259
MainStay VP MacKay Small Cap Core—Initial Class	1,109	694
MainStay VP Mellon Natural Resources—Initial Class	297	436
MainStay VP T. Rowe Price Equity Income—Initial Class	3,057	6,847
MainStay VP U.S. Government Money Market—Initial Class	18,312	48,068
AB VPS International Value Portfolio—Class A	—	—
AB VPS Small/Mid Cap Value Portfolio—Class A	1,201	1,507
Alger SMid Cap Focus Portfolio—Class I-2	346	308
American Century Investments® VP Inflation Protection Fund—Class II	724	2,252
American Century Investments® VP Mid Cap Value Fund—Class II	158	655
American Century Investments® VP Value Fund—Class II	262	11,786
American Funds IS Asset Allocation Fund—Class 1	1,103	271
American Funds IS Blue Chip Income and Growth Fund—Class 1	146	37
American Funds IS Global Bond Fund—Class 1	57	21
American Funds IS Global Growth Fund—Class 1	951	292
American Funds IS Global Small Capitalization Fund—Class 1	197	282
American Funds IS Growth Fund—Class 1	4,857	3,284
American Funds IS Growth-Income Fund—Class 1	467	500
American Funds IS International Fund—Class 1	9,365	17,549
American Funds IS New World Fund®—Class 1	4,840	1,654

NYLIAC CSVUL Separate Account-I
Notes to Financial Statements (Continued)

NOTE 2—Purchases and Sales (in 000’s) (Continued):

	Purchases	Sales
BlackRock® Global Allocation V.I. Fund—Class I	$8,232	$749
BlackRock® High Yield V.I. Fund—Class I	112	66
ClearBridge Variable Appreciation Portfolio—Class I	—	—
ClearBridge Variable Large Cap Growth Portfolio—Class I	101	9
Davis Value Portfolio	170	86
Delaware VIP® Emerging Markets Series—Standard Class	4,163	1,161
Delaware VIP® International Value Equity Series—Standard Class	50	573
Delaware VIP® Small Cap Value Series—Standard Class	1,899	6,183
DFA VA Global Bond Portfolio	821	509
DFA VA International Small Portfolio	742	344
DFA VA U.S. Large Value Portfolio	5,614	606
DFA VA U.S. Targeted Value Portfolio	572	2,596
DFA VIT Inflation-Protected Securities Portfolio	2,460	4,809
Dreyfus IP Technology Growth Portfolio—Initial Shares	984	572
Dreyfus VIF Opportunistic Small Cap Portfolio—Initial Shares	2	4
DWS Alternative Asset Allocation VIP—Class A	22	12
DWS Global Small Cap VIP—Class A	49	90
DWS Small Cap Index VIP—Class A	9,939	6,790
DWS Small Mid Cap Value VIP—Class A	537	624
Fidelity® VIP ContrafundSM Portfolio—Initial Class	2,528	3,821
Fidelity® VIP Emerging Markets Portfolio—Initial Class	75	—
Fidelity® VIP Equity-IncomeSM Portfolio—Initial Class	512	1,666
Fidelity® VIP Freedom 2010 Portfolio—Initial Class	959	682
Fidelity® VIP Freedom 2020 Portfolio—Initial Class	2,055	2,350
Fidelity® VIP Freedom 2030 Portfolio—Initial Class	2,695	1,240
Fidelity® VIP Freedom 2040 Portfolio—Initial Class	2,035	852
Fidelity® VIP Freedom 2050 Portfolio—Initial Class	52	31
Fidelity® VIP Government Money Market Portfolio—Initial Class	525,335	23,774
Fidelity® VIP Growth Portfolio—Initial Class	1,744	1,688
Fidelity® VIP Index 500 Portfolio—Initial Class	29,254	28,118
Fidelity® VIP Investment Grade Bond Portfolio—Initial Class	5,110	9,870
Fidelity® VIP Mid Cap Portfolio—Initial Class	2,977	1,935
Fidelity® VIP Overseas Portfolio—Initial Class	1,321	4,304
Fidelity® VIP Real Estate Portfolio—Initial Class	3,959	2,368
Fidelity® VIP Strategic Income Portfolio—Initial Class	46	22
Fidelity® VIP Value Portfolio—Initial Class	84	8
Fidelity® VIP Value Strategies Portfolio—Service Class 2	151	89
Invesco V.I. American Value Fund—Series I Shares	762	1,053
Invesco V.I. Global Real Estate Fund—Series I Shares	509	538
Invesco V.I. International Growth Fund—Series I Shares	3,129	5,524
Invesco V.I. Mid Cap Core Equity Fund—Series I Shares	127	21

NYLIAC CSVUL Separate Account-I
Notes to Financial Statements (Continued)

NOTE 2—Purchases and Sales (in 000’s) (Continued):

	Purchases	Sales
Janus Henderson Enterprise Portfolio—Institutional Shares	$1,772	$2,060
Janus Henderson Flexible Bond Portfolio—Institutional Shares	280	404
Janus Henderson Forty Portfolio—Institutional Shares	1,187	536
Janus Henderson Global Research Portfolio—Institutional Shares	54	65
Lazard Retirement International Equity Portfolio—Service Shares	711	1,294
Lord Abbett Series Fund Developing Growth Portfolio—Class VC	109	144
Lord Abbett Series Fund Mid Cap Stock Portfolio—Class VC	251	501
LVIP Baron Growth Opportunities Fund—Service Class	1,803	5,312
LVIP Mondrian International Value Fund—Standard Class	5	—
LVIP SSgA Bond Index Fund—Standard Class	7,985	2,898
LVIP SSgA Developed International 150 Fund—Standard Class	783	115
LVIP SSgA Emerging Markets 100 Fund—Standard Class	554	2,735
LVIP SSgA International Index Fund—Standard Class	7,292	2,276
MFS® Global Real Estate Portfolio—Initial Class	28	7
MFS® Global Tactical Allocation Portfolio—Initial Class	167	121
MFS® International Value Portfolio—Initial Class	9,366	10,100
MFS® Investors Trust Series—Initial Class	5	2
MFS® Mid Cap Value Portfolio—Initial Class	398	286
MFS® New Discovery Series—Initial Class	1	2
MFS® Value Series—Initial Class	26,018	5,651
Morgan Stanley VIF Emerging Markets Debt Portfolio—Class I	2,063	2,532
Morgan Stanley VIF Global Infrastructure Portfolio—Class I	22	4
Morgan Stanley VIF U.S. Real Estate Portfolio—Class I	1,025	678
Neuberger Berman AMT Large Cap Value Portfolio—Class I	93	275
Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio—Class I	55	46
Oppenheimer Capital Appreciation Fund/VA—Non-Service Shares	63	31
Oppenheimer Total Return Bond Fund/VA—Non-Service Shares	—	—
PIMCO VIT Emerging Markets Bond Portfolio—Institutional Class	2,316	179
PIMCO VIT Global Bond Opportunities Portfolio (Unhedged)—Administrative Class	2,082	6,698
PIMCO VIT High Yield Portfolio—Administrative Class	1,030	1,123
PIMCO VIT Long-Term U.S. Government Portfolio—Administrative Class	58	144
PIMCO VIT Low Duration Portfolio—Administrative Class	2,569	2,520
PIMCO VIT Real Return Portfolio—Administrative Class	2,814	2,039
PIMCO VIT Total Return Portfolio—Administrative Class	10,589	7,870
T. Rowe Price Blue Chip Growth Portfolio	18,246	10,234
T. Rowe Price Equity Index 500 Portfolio	804	410
T. Rowe Price International Stock Portfolio	1,637	615
T. Rowe Price Limited-Term Bond Portfolio	3,085	2,812
T. Rowe Price New America Growth Portfolio	3,228	3,260
T. Rowe Price Personal Strategy Balanced Portfolio	947	445
Thrivent Small Cap Index Portfolio	460	1

NYLIAC CSVUL Separate Account-I
Notes to Financial Statements (Continued)

NOTE 2—Purchases and Sales (in 000’s) (Continued):

	Purchases	Sales
TOPS® Aggressive Growth ETF Portfolio—Class 2 Shares	$103	$16
TOPS® Balanced ETF Portfolio—Class 2 Shares	223	617
TOPS® Conservative ETF Portfolio—Class 2 Shares	29	79
TOPS® Growth ETF Portfolio—Class 2 Shares	90	13
TOPS® Managed Risk Balanced ETF Portfolio—Class 2 Shares	87	60
TOPS® Managed Risk Growth ETF Portfolio—Class 2 Shares	49	8
TOPS® Managed Risk Moderate Growth ETF Portfolio—Class 2 Shares	66	53
TOPS® Moderate Growth ETF Portfolio—Class 2 Shares	256	46
VanEck VIP Unconstrained Emerging Markets Bond Fund—Initial Class Shares	30	1,051
Victory RS Small Cap Growth Equity VIP Series—Class I Shares	22	—
Voya Russell™ Mid Cap Index Portfolio—Class I	6,577	1,596
Voya Small Company Portfolio—Class I	861	261
Total	$1,006,223	$1,021,361
Not all investment options are available under all policies.

NOTE 3—Expenses and Related Party Transactions:
New York Life Investment Management LLC (“New York Life Investments”) provides investment advisory services to the MainStay VP Funds Trust for a fee. New York Life Investments retains several sub-advisors, including BNY Mellon Asset Management North America Corporation ("BNY Mellon AMNA"), Candriam Belgium, Candriam France S.A.S., Cushing® Asset Management, LP (“Cushing®”), Eagle Asset Management, Inc. (“Eagle”), Epoch Investment Partners, Inc. (“Epoch”), FIAM LLC ("FIAM"), Index IQ Advisors LLC ("IndexIQ Advisors"), Janus Capital Management LLC (“Janus”), MacKay Shields LLC (“MacKay”), Massachusetts Financial Services Company (“MFS”), NYL Investors LLC (“NYLI”), T. Rowe Price Associates, Inc. (“T. Rowe Price”), VanEck Associates Corporation (“VanEck”), and Winslow Capital Management, Inc. (“Winslow Capital”) to provide investment advisory services to certain portfolios of the MainStay VP Funds Trust.
New York Life Investments, Candriam Belgium, Candriam France S.A.S., MacKay, IndexIQ Advisors and NYLI are all indirect, wholly-owned subsidiaries of NYLIC. BNY Mellon AMNA is a specialist multi-asset investment manager formed by the combination of certain Bank of New York Mellon affiliated investment management firms. Cushing® is a wholly-owned investment advisory subsidiary of Swank Capital. Eagle is a wholly-owned subsidiary of Raymond James Financial, Inc. Epoch is a wholly-owned subsidiary of The Toronto Dominion Bank. FIAM is an indirectly held subsidiary of FMR LLC. Janus is a wholly-owned subsidiary of Janus Capital Group, Inc. MFS is an indirect majority-owned subsidiary of Sun Life Financial Inc. Winslow Capital is a wholly-owned subsidiary of Nuveen Investments, Inc. T. Rowe Price and VanEck are independent investment advisory firms.
Effective January 1, 2018, the portfolio managers from Cornerstone Capital Management Holdings LLC (“CCM”) who manage all or a portion of the day-to-day investment operations of the Portfolios transitioned from CCM to MacKay, which is also a wholly-owned, fully autonomous subsidiary of NYLIC.
Deductions from Premiums:
NYLIAC deducts premium expense charges from all premiums received for certain CSVUL Separate Account-I policies. Premium expense charges are expressed as a percentage of the premium payment received.

NYLIAC CSVUL Separate Account-I
Notes to Financial Statements (Continued)

NOTE 3—Expenses and Related Party Transactions (Continued):

Sales Expense Charge:
NYLIAC deducts a Sales Expense Charge from all premium payments for CSVUL Separate Account-I policies to partially cover the expenses associated with selling the policies.
For CSVUL policies, currently 2.25% of any premium payment is deducted. This charge may increase in the future, but will never exceed 4.5%.
For CEVUL2 policies, currently 13.75% of any premium payment made, up to the Target Premium, during the first Policy Year is deducted. Once the Target Premium for the first Policy Year has been reached, we currently deduct a sales expense charge of 1.25% from any additional premiums paid in that Policy Year. During Policy Years two through seven, we currently expect to deduct a sales expense charge of 9.75% from any premiums paid up to the Target Premium. Once the Target Premium for the Policy Year has been reached, we currently expect to deduct a sales expense charge of 0.75% from any additional premiums paid in that Policy Year. During Policy Years eight through ten, we currently expect to deduct a sales expense charge of 2.75% from any premiums paid up to the Target Premium. Once the Target Premium for the Policy Year has been reached, we currently expect to deduct a sales expense charge of 0.25% from any additional premiums paid in that Policy Year. Beginning in the eleventh Policy Year, we currently expect to deduct a sales expense charge of 1.75% from any premiums paid up to the Target Premium for a given Policy Year. Once the Target Premium for the Policy Year has been reached, we currently expect to deduct a sales expense charge of 0.25% from any additional premiums paid in that Policy Year. The Target Premium, as shown in the policy, is determined from the Face Amount of the policy. Any change to the policy which results in a change to the Face Amount, will change the Target Premium.

For CEVUL3 and CEVUL4  policies, currently 10.75% of any premium payment made, up to the Target Premium, during the first Policy Year is deducted. During Policy Years two through five, we currently expect to deduct a sales expense of 5.75% from any premiums paid up to the Target Premium. During Policy Years six and seven, we currently expect to deduct a sales expense charge of 4.75% from any premiums paid up to the Target Premium. During Policy Years after year seven, we currently expect to deduct a sales expense charge of 1.75% from any premiums paid up to the Target Premium. We currently do not charge a sales expense charge on premiums paid in excess of the Target Premium in any year. The Target Premium, as shown in the policy, is determined from the Face Amount of the policy. Any change to the policy which results in a change to the Face Amount, will change the Target Premium.
For CEVUL5 policies, currently 14.00% of any premium payment made, up to the Target Premium, during the first Policy Year is deducted. Once the Target Premium for the first Policy Year has been reached, we currently deduct a sales expense charge of 1.00% from any additional premiums paid in this Policy Year. During Policy Years two through five, we currently expect to deduct a sales expense charge of 10.00% from any premium paid up to the Target Premium. Once the Target Premium for the Policy Year has been reached, we currently do not expect to deduct a sales expense charge. During Policy Years six and seven, we currently expect to deduct a sales expense charge of 1.75% from any premium paid up to the Target Premium. Once the Target Premium for the Policy Year has been reached, we currently do not expect to deduct a sales expense charge. During Policy Years eight and beyond, we currently do not expect to deduct a sales expense charge from any premium paid. The Target Premium, as shown in the policy, is determined from the Face Amount of the policy. Any change to the policy which results in a change to the Face Amount, will change the Target Premium.

For CEVUL6 policies, currently 14.00% of any premium payment made, up to the Target Premium, during the first Policy Year is deducted. Once the Target Premium for the first Policy Year has been reached, we currently deduct a sales expense charge of 2.00% from any additional premiums paid in this Policy Year. During Policy Years two through five, we currently expect to deduct a sales expense charge of 10.00% from any premium paid up to the Target Premium. Once the Target Premium for the Policy Year has been reached, we currently expect to deduct a sales expense charge of 2.00% from any additional premiums paid in this Policy Year. During Policy Years six and seven, we currently expect to deduct a sales expense charge of 1.75% from any premium paid up to the Target Premium. Once the Target Premium for the Policy Year has been reached, we currently expect to deduct a sales expense charge of 2.00% from any additional premiums paid in this Policy Year. During Policy Years eight and beyond, we currently do not expect to deduct a sales expense charge from any premium paid. The Target Premium, as shown in the policy, is determined from the Face Amount of the policy. Any change to the policy which results in a change to the Face Amount, will change the Target Premium.

NYLIAC CSVUL Separate Account-I
Notes to Financial Statements (Continued)

NOTE 3—Expenses and Related Party Transactions (Continued):

For CEAVUL policies, currently 16.25% of any premium payment made, up to the Target Premium, during the first Policy Year is deducted. Once the Target Premium for the first Policy Year has been reached, we currently deduct a sales expense charge of 0.75% from any additional premiums paid in this Policy Year. During Policy years two through four, we currently expect to deduct a sales expense charge of 9.75% from any premium paid up to the Target Premium. Once the Target Premium for the Policy Year has been reached, we currently deduct a sales expense charge of 4.00% from any additional premiums paid in that Policy Year. During Policy Years five through seven, we currently expect to deduct a sales expense charge of 1.75% from any premium paid up to the Target Premium. Once the Target Premium for the Policy Year has been reached, we currently deduct a sales expense charge of 1.75% from any additional premiums paid in that Policy Year. During Policy Years eight and beyond, we currently do not expect to deduct a sales expense charge from any premium paid. If the Supplementary Term Rider is included, the current sales expense charge for all premium payments charge is equal to (i) the current charge without the Supplementary Term Rider, multiplied by (ii) the Base Face Amount divided by the Target Face Amount. The Target Premium, as shown in the policy, is determined from the Face Amount of the policy. Any change to the policy which results in a change to the Face Amount, will change the Target Premium.
State and Federal Premium Tax Charge:
NYLIAC deducts State and Federal Premium Tax Charges from all premium payments for CSVUL Separate Account-I policies. These charges may increase consistent with changes in the applicable tax law.

For CSVUL and CEVUL2 policies, a state premium tax charge of 2.00% is deducted from all premium payments. A federal premium tax charge of 1.25% is deducted from all premium payments.

For CEVUL3 and CEVUL4 policies, a state premium tax charge of 2.00% is deducted from all premium payments, up to the Target Premium. Once the Target Premium for the Policy Year has been reached, 1.75% is deducted from premiums paid in excess of the Target Premium. A federal premium tax charge of 1.25% is deducted from all premium payments.

For CEVUL5 and CEVUL6 policies, during Policy Years one through seven, a state premium tax charge of 2.00% is deducted from all premium payments, up to the Target Premium. During Policy Years one through seven, a state premium tax charge of 1.75% is deducted from premiums paid in excess of the Target Premium. Beginning in the eighth Policy Year, a state premium tax charge of 1.50% is deducted from all premium payments. During Policy Years one through seven, a federal premium tax charge of 1.25% is deducted from all premium payments. Beginning in the eighth Policy Year, a federal premium tax charge of 1.00% is deducted from all premium payments.

For CEAVUL policies, during Policy Years one through seven, a state premium tax charge of 2.00% is deducted from all premium payments. Beginning in the eighth Policy Year, a state premium tax charge of 1.50% is deducted from all premium payments. During Policy Years one through seven, a federal premium tax charge of 1.25% is deducted from all premium payments. Beginning in the eighth Policy Year, a federal premium tax charge of 1.00% is deducted from all premium payments.
Deductions from Cash Value:
NYLIAC deducts certain monthly charges from the cash value of CSVUL Separate Account-I policies. These charges include the cost of insurance charge, a monthly contract charge, a mortality and expense charge (deducted from the policy’s cash value for CEVUL3 through CEVUL6 and CEAVUL), a partial withdrawal charge, a per thousand face amount charge, and a surrender charge. These charges are recorded as cost of insurance in the accompanying Statement of Changes in Net Assets. The mortality and expense charge for CSVUL and CEVUL2 is deducted from the Investment Division and is recorded as mortality and expense risk charges in the Statement of Operations. The charges disclosed below were in effect for each of the five periods presented in the Financial Highlights section. Not all charges are deducted from all products, as shown below.

Cost of Insurance Charge:
A charge to cover the cost of providing life insurance benefits is assessed monthly on all CSVUL Separate Account-I policies. This charge is based on such factors as issue age of the insured(s), duration, gender, underwriting class, face amount, any riders included, and the cash value of the policy.

NYLIAC CSVUL Separate Account-I
Notes to Financial Statements (Continued)

NOTE 3—Expenses and Related Party Transactions (Continued):

Monthly Contract Charge:
This charge is used to compensate NYLIAC for costs incurred in providing administrative services including: premium collection, record-keeping, and claims processing. A monthly cost of insurance charge is also deducted based on rates set forth in each policy. Charges for optional benefits added by rider are also deducted monthly. These charges are recorded as cost of insurance in the accompanying Statement of Changes in Net Assets.

For CSVUL policies, a monthly contract charge of $7.50 is assessed each month.

For CEVUL2 policies, a monthly contract charge of $5.00 is assessed each month.

For CEVUL3, CEVUL4, CEVUL5 and CEVUL6 policies, beginning in the second Policy Year, a monthly contract charge of $5.00 is assessed each month.

For CEAVUL policies, beginning in the second Policy Year, a monthly contract charge of $10.00 is assessed each month.
Mortality & Expense Risk Charges:
The CSVUL Separate Account-I is assessed a charge for mortality and expense risks assumed by NYLIAC. These charges were in effect for each of the five periods presented in the Financial Highlights section. The mortality and expense charge for CSVUL and CEVUL2 is deducted from the Investment Divisions and is recorded as mortality and expense risk charges in the Statement of Operations. For CEVUL3 through CEVUL6 and CEAVUL, the mortality and expense charge is recorded as cost of insurance in the accompanying Statement of Changes in Net Assets.

For CSVUL and CEVUL2 policies, in all years, it is expected that the charge will be an annual rate of 0.30%  and 0.25%, respectively,  of the average daily variable accumulation value of each Investment Division’s assets. NYLIAC may increase these charges in the future up to a maximum annual rate of 0.90%.

For CEVUL3 and CEVUL4 policies, NYLIAC deducts a mortality and expense risk charge from the cash value. The mortality and expense risk charge is a percentage of the amount of cash value in CSVUL Separate Account-I. In policy year one, the mortality and expense charge deducted is 0.25%. In Policy Years two through twenty-five, the mortality and expense charge deducted is 0.45%. In Policy Years twenty-six and subsequent, the mortality and expense charge deducted is reduced to 0.25%. NYLIAC may increase these charges in the future up to a maximum annual rate of 0.90% of the Accumulation Value.

For CEVUL5 policies, NYLIAC deducts a mortality and expense risk charge from the cash value. The mortality and expense risk charge is a percentage of the amount of cash value in CSVUL Separate Account-I. In policy years one through ten, the mortality and expense risk charge deducted is 0.50%. In Policy Years eleven and beyond, the mortality and expense risk charge deducted is reduced to 0.25%. NYLIAC may increase these charges in the future up to a maximum annual rate of 0.90% of the Accumulation Value.

For CEVUL6 policies, NYLIAC deducts a mortality and expense risk charge from the cash value. The mortality and expense risk charge is a percentage of the amount of cash value in CSVUL Separate Account-I. In Policy Year one, the mortality and expense charge deducted is 0.25%. In Policy Years two through ten, the mortality and expense charge deducted is 0.45%. In Policy Years ten and thereafter, the mortality and expense charge deducted is reduced to 0.25%.

For CEAVUL policies, NYLIAC deducts a mortality and expense risk charge from the cash value. The mortality and expense risk charge is a percentage of the amount of cash value in CSVUL Separate Account-I. In Policy Years one through ten, the current mortality and expense deductions are made monthly at an annual rate of 0.45% for the first $25,000 of the CSVUL Separate Account-I value, 0.37% of the CSVUL Separate Account-I value between $25,001 and $200,000, and 0.20% of the CSVUL Separate Account-I value greater than $200,000. The current mortality and expense risk charge is reduced in year eleven and beyond to 0.40% of the first $25,000 of the CSVUL Separate Account-I value, 0.32% of the CSVUL Separate Account-I value between $25,001 and $200,000, and 0.15% of the CSVUL Separate Account-I value over $200,000.

NYLIAC CSVUL Separate Account-I
Notes to Financial Statements (Continued)

NOTE 3—Expenses and Related Party Transactions (Continued):

Partial Withdrawal Charge
For CSVUL policies, NYLIAC may assess a Partial Withdrawal Charge of the lesser of $25.00 or 2.00% of amounts withdrawn. This charge is guaranteed not to exceed the lesser of $25.00 per transaction. NYLIAC does not currently assess this charge.

For CEVUL2, CEVUL3, CEVUL4, CEVUL5, CEVUL6, and CEAVUL policies, NYLIAC may assess a Partial Withdrawal Charge of $25.00 per transaction. This charge is guaranteed not to exceed $25.00 per transaction. NYLIAC does not currently assess this charge.
Per Thousand Face Amount Charge:
For CEAVUL policies, NYLIAC assesses a monthly per thousand face amount charge. The charge varies based on characteristics of the insured, the number of policies issued at the same time to other policyowners with the same employer as the insured, and the amount of the employer’s contribution (if any) to premium payments. The guaranteed maximum charge is $1.20 per $1,000 of the policy’s face amount.
Surrender Charge:
For CSVUL policies, NYLIAC assesses a surrender charge on complete surrenders or requested changes in base face amount for the first nine years of the policy. This charge is based on the policy year in which the surrender or decrease in base face amount is made and will be deducted proportionately by Investment Division from the policy’s cash value. This charge ranges from a maximum of 32.5% of the surrender charge premium in policy years one through five and declines each year thereafter to a minimum of 0% in year 10 and thereafter. Surrender charges are paid to NYLIAC. This charge is included with surrenders on the accompanying Statement of Changes in Net Assets as policyowner’s surrenders are presented net of these charges.
Transfer Charge:
For CSVUL, CEVUL2, CEVUL3, CEVUL4, CEVUL5, CEVUL6 and CEAVUL  policies, NYLIAC may assess a Transfer Charge for each transfer transaction. This charge is guaranteed not to exceed $30.00 per transfer after the first 12 transfers in a Policy Year. NYLIAC does not currently assess this charge.
CSVUL Separate Account-I policyowners may pay certain Fund portfolio company operating expenses during the time they own their policy, which are reflected in the daily computation of NAVs for the Funds. NYLIAC may receive payment or compensation from the Funds resulting from certain of these operating expenses in connection with the administration, distribution and other services it provides to the Funds, some of whom may be affiliates of NYLIAC. Management Fees (which may include administration and/or advisory fees) range from 0.00% to 1.24%, distribution (12b-1) fees range from 0.00% to 0.25%, and other expenses range from 0.00% to 2.52%. These ranges are shown as a percentage of average net assets as of December 31, 2017, and approximate the ranges as of December 31, 2018.

NOTE 4—Distribution of Net Income:

CSVUL Separate Account-I does not expect to declare dividends to policyowners from accumulated net investment income and realized gains. The income and gains are distributed to policyowners as part of withdrawals of amounts (in the form of surrenders, death benefits or transfers) in excess of the net premium payments.

NYLIAC CSVUL Separate Account-I

Notes to Financial Statements (Continued)

NOTE 5—Changes in Units Outstanding (in 000's):

The changes in units outstanding for the years ended December 31, 2018 and 2017 were as follows:

	2018			2017
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
MainStay VP Absolute Return Multi-Strategy—Initial Class	2	(37)	(35)	4	(43)	(39)
MainStay VP Bond—Initial Class	145	(1,148)	(1,003)	677	(194)	483
MainStay VP Eagle Small Cap Growth—Initial Class	57	(79)	(22)	32	(97)	(65)
MainStay VP Emerging Markets Equity—Initial Class	36	(506)	(470)	364	(76)	288
MainStay VP Epoch U.S. Equity Yield—Initial Class	7	(10,571)	(10,564)	48	(564)	(516)
MainStay VP Epoch U.S. Small Cap—Initial Class	147	(70)	77	40	(91)	(51)
MainStay VP Fidelity Institutional AM® Utilities—Initial Class	22	(30)	(8)	58	(41)	17
MainStay VP Floating Rate—Initial Class	175	(83)	92	136	(92)	44
MainStay VP Income Builder—Initial Class	126	(51)	75	27	(68)	(41)
MainStay VP IQ Hedge Multi-Strategy—Initial Class	28	(11)	17	—	—	—
MainStay VP Janus Henderson Balanced—Initial Class	35	(115)	(80)	113	(156)	(43)
MainStay VP Large Cap Growth—Initial Class	20	(483)	(463)	42	(191)	(149)
MainStay VP MacKay Common Stock—Initial Class	71	(6,071)	(6,000)	74	(560)	(486)
MainStay VP MacKay Convertible—Initial Class	8	(7)	1	29	(23)	6
MainStay VP MacKay Government—Initial Class	21	(8)	13	22	(58)	(36)
MainStay VP MacKay Growth—Initial Class	65	(65)	—	7	(13)	(6)
MainStay VP MacKay High Yield Corporate Bond—Initial Class	199	(304)	(105)	234	(360)	(126)
MainStay VP MacKay International Equity—Initial Class	233	(193)	40	114	(98)	16
MainStay VP MacKay Mid Cap Core—Initial Class	157	(116)	41	125	(2,113)	(1,988)
MainStay VP MacKay S&P 500 Index—Initial Class	4,014	(4,034)	(20)	3,860	(454)	3,406
MainStay VP MacKay Small Cap Core—Initial Class	24	(57)	(33)	119	(53)	66
MainStay VP Mellon Natural Resources—Initial Class	38	(53)	(15)	64	(152)	(88)
MainStay VP T. Rowe Price Equity Income—Initial Class	83	(354)	(271)	172	(107)	65
MainStay VP U.S. Government Money Market—Initial Class	14,906	(40,256)	(25,350)	10,944	(38,598)	(27,654)
AB VPS International Value Portfolio—Class A	—	—	—	—	(3)	(3)
AB VPS Small/Mid Cap Value Portfolio—Class A	32	(56)	(24)	54	(147)	(93)
Alger SMid Cap Focus Portfolio—Class I-2	10	(14)	(4)	16	(6)	10
American Century Investments® VP Inflation Protection Fund—Class II	66	(217)	(151)	284	(297)	(13)
American Century Investments® VP Mid Cap Value Fund—Class II	5	(40)	(35)	10	(199)	(189)
American Century Investments® VP Value Fund—Class II	8	(449)	(441)	115	(237)	(122)
American Funds IS Asset Allocation Fund—Class 1	73	(22)	51	59	(183)	(124)
American Funds IS Blue Chip Income and Growth Fund—Class 1	14	(4)	10	—	—	—
American Funds IS Global Bond Fund—Class 1	5	(2)	3	2	—	2
American Funds IS Global Growth Fund—Class 1	30	(12)	18	20	(40)	(20)
American Funds IS Global Small Capitalization Fund—Class 1	10	(22)	(12)	24	(18)	6
American Funds IS Growth Fund—Class 1	237	(227)	10	185	(242)	(57)
American Funds IS Growth-Income Fund—Class 1	23	(37)	(14)	49	(57)	(8)
American Funds IS International Fund—Class 1	583	(1,259)	(676)	408	(1,021)	(613)

NYLIAC CSVUL Separate Account-I

Notes to Financial Statements (Continued)

NOTE 5—Changes in Units Outstanding (in 000's) (Continued):

	2018			2017
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
American Funds IS New World Fund®—Class 1	351	(134)	217	113	(29)	84
BlackRock® Global Allocation V.I. Fund—Class I	639	(66)	573	20	(10)	10
BlackRock® High Yield V.I. Fund—Class I	9	(6)	3	35	(28)	7
ClearBridge Variable Appreciation Portfolio—Class I	—	—	—	—	—	—
ClearBridge Variable Large Cap Growth Portfolio—Class I	8	(1)	7	1	—	1
Davis Value Portfolio	5	(4)	1	2	(29)	(27)
Delaware VIP® Emerging Markets Series—Standard Class	308	(90)	218	85	(90)	(5)
Delaware VIP® International Value Equity Series—Standard Class	3	(62)	(59)	13	(89)	(76)
Delaware VIP® Small Cap Value Series—Standard Class	67	(296)	(229)	107	(165)	(58)
DFA VA Global Bond Portfolio	56	(49)	7	234	(60)	174
DFA VA Global Moderate Allocation Portfolio	—	—	—	274	(274)	—
DFA VA International Small Portfolio	37	(24)	13	96	(180)	(84)
DFA VA U.S. Large Value Portfolio	378	(46)	332	347	(271)	76
DFA VA U.S. Targeted Value Portfolio	27	(174)	(147)	195	(114)	81
DFA VIT Inflation-Protected Securities Portfolio	207	(461)	(254)	596	(168)	428
Dreyfus IP Technology Growth Portfolio—Initial Shares	15	(14)	1	68	(18)	50
Dreyfus VIF Opportunistic Small Cap Portfolio—Initial Shares	—	(1)	(1)	—	—	—
DWS Alternative Asset Allocation VIP—Class A	2	(1)	1	2	—	2
DWS Global Small Cap VIP—Class A	2	(5)	(3)	13	(17)	(4)
DWS Small Cap Index VIP—Class A	203	(210)	(7)	397	(517)	(120)
DWS Small Mid Cap Value VIP—Class A	14	(33)	(19)	32	(14)	18
Fidelity® VIP ContrafundSM Portfolio—Initial Class	29	(105)	(76)	115	(495)	(380)
Fidelity® VIP Emerging Markets Portfolio—Initial Class	8	—	8	—	—	—
Fidelity® VIP Equity-IncomeSM Portfolio—Initial Class	16	(65)	(49)	24	(13)	11
Fidelity® VIP Freedom 2010 Portfolio—Initial Class	45	(34)	11	13	(34)	(21)
Fidelity® VIP Freedom 2020 Portfolio—Initial Class	70	(113)	(43)	205	(114)	91
Fidelity® VIP Freedom 2030 Portfolio—Initial Class	107	(57)	50	134	(127)	7
Fidelity® VIP Freedom 2040 Portfolio—Initial Class	80	(35)	45	92	(104)	(12)
Fidelity® VIP Freedom 2050 Portfolio—Initial Class	5	(3)	2	19	(19)	—
Fidelity® VIP Government Money Market Portfolio—Initial Class	51,899	(2,259)	49,640	1,985	(2,652)	(667)
Fidelity® VIP Growth Portfolio—Initial Class	43	(51)	(8)	28	(12)	16
Fidelity® VIP Index 500 Portfolio—Initial Class	794	(867)	(73)	952	(1,517)	(565)
Fidelity® VIP Investment Grade Bond Portfolio—Initial Class	257	(559)	(302)	329	(506)	(177)
Fidelity® VIP Mid Cap Portfolio—Initial Class	44	(48)	(4)	60	(168)	(108)
Fidelity® VIP Overseas Portfolio—Initial Class	54	(193)	(139)	80	(47)	33
Fidelity® VIP Real Estate Portfolio—Initial Class	227	(167)	60	873	(223)	650
Fidelity® VIP Strategic Income Portfolio—Initial Class	4	(2)	2	5	—	5
Fidelity® VIP Value Portfolio—Initial Class	5	(1)	4	17	—	17
Fidelity® VIP Value Strategies Portfolio—Service Class 2	5	(3)	2	4	(14)	(10)

NYLIAC CSVUL Separate Account-I

Notes to Financial Statements (Continued)

NOTE 5—Changes in Units Outstanding (in 000's) (Continued):

	2018			2017
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Invesco V.I. American Value Fund—Series I Shares	6	(25)	(19)	19	(71)	(52)
Invesco V.I. Global Real Estate Fund—Series I Shares	22	(34)	(12)	44	(55)	(11)
Invesco V.I. International Growth Fund—Series I Shares	149	(303)	(154)	141	(153)	(12)
Invesco V.I. Mid Cap Core Equity Fund—Series I Shares	—	(1)	(1)	1	(4)	(3)
Janus Henderson Enterprise Portfolio—Institutional Shares	25	(42)	(17)	32	(84)	(52)
Janus Henderson Flexible Bond Portfolio—Institutional Shares	20	(39)	(19)	41	(285)	(244)
Janus Henderson Forty Portfolio—Institutional Shares	16	(16)	—	31	(15)	16
Janus Henderson Global Research Portfolio—Institutional Shares	3	(3)	—	3	(10)	(7)
Lazard Retirement International Equity Portfolio—Service Shares	32	(69)	(37)	34	(36)	(2)
Lord Abbett Series Fund Developing Growth Portfolio—Class VC	6	(11)	(5)	3	(6)	(3)
Lord Abbett Series Fund Mid Cap Stock Portfolio—Class VC	7	(21)	(14)	50	(10)	40
LVIP Baron Growth Opportunities Fund—Service Class	41	(171)	(130)	92	(147)	(55)
LVIP Mondrian International Value Fund—Standard Class	—	—	—	—	—	—
LVIP SSgA Bond Index Fund—Standard Class	662	(264)	398	548	(516)	32
LVIP SSgA Developed International 150 Fund—Standard Class	28	(7)	21	85	(21)	64
LVIP SSgA Emerging Markets 100 Fund—Standard Class	31	(230)	(199)	171	(200)	(29)
LVIP SSgA International Index Fund—Standard Class	419	(151)	268	482	(719)	(237)
MFS® Global Real Estate Portfolio—Initial Class	3	(1)	2	1	—	1
MFS® Global Tactical Allocation Portfolio—Initial Class	2	(8)	(6)	44	(190)	(146)
MFS® International Value Portfolio—Initial Class	416	(452)	(36)	230	(270)	(40)
MFS® Investors Trust Series—Initial Class	—	—	—	—	(1)	(1)
MFS® Mid Cap Value Portfolio—Initial Class	26	(24)	2	96	(67)	29
MFS® New Discovery Series—Initial Class	—	—	—	—	—	—
MFS® Value Series—Initial Class	705	(178)	527	433	(293)	140
Morgan Stanley VIF Emerging Markets Debt Portfolio—Class I	78	(103)	(25)	36	(31)	5
Morgan Stanley VIF Global Infrastructure Portfolio—Class I	—	—	—	23	(2)	21
Morgan Stanley VIF U.S. Real Estate Portfolio—Class I	26	(20)	6	36	(367)	(331)
Neuberger Berman AMT Large Cap Value Portfolio—Class I	2	(16)	(14)	15	(27)	(12)
Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio—Class I	4	(4)	—	7	—	7
Oppenheimer Capital Appreciation Fund/VA—Non-Service Shares	2	(1)	1	9	(15)	(6)
Oppenheimer Total Return Bond Fund/VA—Non-Service Shares	—	—	—	—	—	—
PIMCO VIT Emerging Markets Bond Portfolio—Institutional Class	216	(18)	198	2	—	2
PIMCO VIT Global Bond Opportunities Portfolio (Unhedged)—Administrative Class	111	(450)	(339)	123	(116)	7
PIMCO VIT High Yield Portfolio—Administrative Class	54	(67)	(13)	46	(58)	(12)
PIMCO VIT Long-Term U.S. Government Portfolio—Administrative Class	2	(7)	(5)	3	(21)	(18)
PIMCO VIT Low Duration Portfolio—Administrative Class	161	(169)	(8)	121	(273)	(152)
PIMCO VIT Real Return Portfolio—Administrative Class	152	(125)	27	207	(356)	(149)
PIMCO VIT Total Return Portfolio—Administrative Class	486	(412)	74	573	(936)	(363)

NYLIAC CSVUL Separate Account-I

Notes to Financial Statements (Continued)

NOTE 5—Changes in Units Outstanding (in 000's) (Continued):

	2018			2017
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
T. Rowe Price Blue Chip Growth Portfolio	390	(238)	152	589	(382)	207
T. Rowe Price Equity Index 500 Portfolio	28	(14)	14	14	(20)	(6)
T. Rowe Price International Stock Portfolio	41	(30)	11	55	(20)	35
T. Rowe Price Limited-Term Bond Portfolio	221	(204)	17	45	(151)	(106)
T. Rowe Price New America Growth Portfolio	50	(82)	(32)	61	(50)	11
T. Rowe Price Personal Strategy Balanced Portfolio	22	(17)	5	49	(96)	(47)
Thrivent Small Cap Index Portfolio	45	—	45	—	—	—
TOPS® Aggressive Growth ETF Portfolio—Class 2 Shares	5	(1)	4	3	(1)	2
TOPS® Balanced ETF Portfolio—Class 2 Shares	14	(40)	(26)	53	(4)	49
TOPS® Conservative ETF Portfolio—Class 2 Shares	2	(6)	(4)	2	(2)	—
TOPS® Growth ETF Portfolio—Class 2 Shares	4	(1)	3	31	(27)	4
TOPS® Managed Risk Balanced ETF Portfolio—Class 2 Shares	5	(5)	—	10	(4)	6
TOPS® Managed Risk Growth ETF Portfolio—Class 2 Shares	3	(1)	2	2	—	2
TOPS® Managed Risk Moderate Growth ETF Portfolio—Class 2 Shares	4	(4)	—	4	(1)	3
TOPS® Moderate Growth ETF Portfolio—Class 2 Shares	13	(3)	10	18	(6)	12
VanEck VIP Unconstrained Emerging Markets Bond Fund—Initial Class Shares	—	(79)	(79)	5	(14)	(9)
Victory RS Small Cap Growth Equity VIP Series—Class I Shares	2	—	2	—	—	—
Voya Russell™ Mid Cap Index Portfolio—Class I	216	(77)	139	266	(99)	167
Voya Small Company Portfolio—Class I	30	(18)	12	39	(9)	30
Not all investment options are available under all policies.

NYLIAC CSVUL Separate Account-I

Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights:

The following table presents financial highlights for each Investment Division as of December 31, 2018, 2017, 2016, 2015 and 2014:

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return¹ (Lowest to Highest)	Investment Income Ratio²
MainStay VP Absolute Return Multi-Strategy—Initial Class	2018	$—	—	$—	—	—
	2017	292	35	8.29 to 8.29	(0.2%) to (0.2%)	1.1%
	2016	611	74	8.31 to 8.31	0.1% to 0.1%	0.0%
	2015	397	48	8.30 to 8.30	(8.0%) to (8.0%)	0.0%
	2014	1,424	158	9.02 to 9.02	(11.9%) to (11.9%)	0.0%
MainStay VP Bond—Initial Class	2018	$49,929	2,815	$17.53 to $23.30	(1.3%) to (1.0%)	2.9%
	2017	68,244	3,818	17.71 to 23.60	3.5% to 3.8%	2.6%
	2016	57,502	3,335	17.05 to 22.80	3.2% to 3.5%	2.6%
	2015	60,588	3,641	16.47 to 22.09	(0.1%) to 0.2%	2.5%
	2014	50,671	3,044	16.44 to 22.10	5.5% to 5.8%	2.1%
MainStay VP Eagle Small Cap Growth—Initial Class	2018	$5,530	336	$16.48 to $16.48	(8.9%) to (8.9%)	0.0%
	2017	6,470	358	18.08 to 18.08	22.8% to 22.8%	0.0%
	2016	6,220	423	14.72 to 14.72	10.0% to 10.0%	0.0%
	2015	6,141	459	13.38 to 13.38	(0.9%) to (0.9%)	0.0%
	2014	5,986	443	13.50 to 13.50	2.5% to 2.5%	0.0%
MainStay VP Emerging Markets Equity—Initial Class	2018	$5,857	661	$8.68 to $8.86	(20.8%) to (20.5%)	1.2%
	2017	12,614	1,131	10.96 to 11.15	42.7% to 43.1%	1.2%
	2016	6,567	843	7.68 to 7.79	5.9% to 6.2%	0.4%
	2015	9,864	1,346	7.25 to 7.33	(16.5%) to (16.2%)	1.3%
	2014	11,075	1,266	8.68 to 8.75	(12.2%) to (12.0%)	1.0%
MainStay VP Epoch U.S. Equity Yield—Initial Class	2018	$66,995	2,382	$25.31 to $28.21	(5.5%) to (5.2%)	1.8%
	2017	384,909	12,946	26.71 to 29.85	18.3% to 18.7%	1.3%
	2016	337,182	13,462	22.51 to 25.21	4.6% to 4.9%	1.1%
	2015	328,458	13,741	21.46 to 24.10	(4.1%) to (3.8%)	2.7%
	2014	343,912	13,801	22.30 to 25.11	8.6% to 8.9%	1.4%
MainStay VP Epoch U.S. Small Cap—Initial Class	2018	$13,518	590	$22.91 to $22.91	(16.1%) to (16.1%)	0.8%
	2017	14,008	513	27.30 to 27.30	15.8% to 15.8%	0.5%
	2016	13,306	564	23.57 to 23.57	16.2% to 16.2%	0.4%
	2015	11,691	576	20.29 to 20.29	(3.9%) to (3.9%)	0.5%
	2014	10,233	485	21.11 to 21.11	6.6% to 6.6%	0.3%
MainStay VP Fidelity Institutional AM® Utilities—Initial Class	2018	$3,018	189	$15.71 to $15.97	0.5% to 0.8%	1.2%
	2017	3,113	197	15.62 to 15.85	14.4% to 14.7%	4.1%
	2016	2,485	180	13.65 to 13.81	11.2% to 11.4%	2.8%
	2015	2,870	232	12.28 to 12.40	(14.6%) to (14.4%)	4.1%
	2014	3,565	246	14.38 to 14.48	12.4% to 12.7%	1.8%
MainStay VP Floating Rate—Initial Class	2018	$7,526	478	$15.76 to $15.76	(0.1%) to (0.1%)	4.7%
	2017	6,087	386	15.78 to 15.78	4.0% to 4.0%	4.2%
	2016	5,182	342	15.17 to 15.17	8.4% to 8.4%	3.9%
	2015	6,013	430	13.99 to 13.99	0.4% to 0.4%	3.8%
	2014	4,533	325	13.93 to 13.93	0.9% to 0.9%	3.9%

NYLIAC CSVUL Separate Account-I

Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return¹ (Lowest to Highest)	Investment Income Ratio²
MainStay VP Income Builder—Initial Class	2018	$10,084	522	$19.30 to $19.30	(5.5%) to (5.5%)	2.8%
	2017	9,120	447	20.43 to 20.43	12.2% to 12.2%	3.6%
	2016	8,890	488	18.21 to 18.21	9.0% to 9.0%	4.3%
	2015	9,877	591	16.71 to 16.71	(3.8%) to (3.8%)	4.8%
	2014	9,204	530	17.36 to 17.36	7.8% to 7.8%	5.8%
MainStay VP IQ Hedge Multi-Strategy—Initial Class	2018	$130	17	$7.72 to $7.72	(1.7%) to (1.7%)	0.6%
MainStay VP Janus Henderson Balanced—Initial Class	2018	$8,622	513	$16.56 to $16.90	0.1% to 0.4%	1.8%
	2017	9,940	593	16.55 to 16.83	18.0% to 18.3%	1.8%
	2016	9,019	636	14.02 to 14.22	4.4% to 4.7%	1.9%
	2015	8,962	661	13.43 to 13.58	0.4% to 0.7%	1.8%
	2014	10,686	794	13.38 to 13.49	8.4% to 8.7%	1.6%
MainStay VP Large Cap Growth—Initial Class	2018	$1,897	61	$17.96 to $32.14	3.3% to 3.6%	0.0%
	2017	16,201	524	17.40 to 31.03	32.0% to 32.4%	0.0%
	2016	15,718	673	13.18 to 23.44	(2.6%) to (2.3%)	0.0%
	2015	15,251	639	13.53 to 23.99	5.9% to 6.2%	0.0%
	2014	668	33	12.78 to 22.59	10.3% to 10.6%	0.0%
MainStay VP MacKay Common Stock—Initial Class	2018	$1,183	38	$29.36 to $35.09	(6.1%) to (5.8%)	1.9%
	2017	222,960	6,038	31.19 to 37.36	22.5% to 22.8%	1.4%
	2016	194,631	6,524	25.39 to 30.49	8.8% to 9.1%	1.5%
	2015	189,484	6,975	23.27 to 28.01	0.6% to 0.9%	1.4%
	2014	174,134	6,348	23.07 to 27.84	14.2% to 14.5%	1.3%
MainStay VP MacKay Convertible—Initial Class	2018	$4,007	141	$24.05 to $31.82	(2.6%) to (2.3%)	1.6%
	2017	4,082	140	24.68 to 32.65	11.7% to 12.0%	1.8%
	2016	3,499	134	22.10 to 29.22	11.7% to 12.1%	4.0%
	2015	3,239	139	19.78 to 26.14	(1.6%) to (1.3%)	2.6%
	2014	2,891	122	20.11 to 26.56	7.7% to 8.0%	3.2%
MainStay VP MacKay Government—Initial Class	2018	$714	44	$16.16 to $20.63	(0.4%) to (0.1%)	2.9%
	2017	500	31	16.17 to 16.17	2.1% to 2.1%	2.2%
	2016	1,069	67	15.83 to 15.83	1.1% to 1.1%	1.2%
	2015	2,116	135	15.66 to 20.18	0.2% to 0.5%	2.6%
	2014	2,254	145	15.58 to 20.14	4.3% to 4.6%	2.8%
MainStay VP MacKay Growth—Initial Class	2018	$206	9	$24.06 to $24.06	(4.2%) to (4.2%)	0.6%
	2017	219	9	25.12 to 25.12	30.4% to 30.4%	0.2%
	2016	285	15	19.26 to 19.26	0.4% to 0.4%	0.2%
	2015	184	10	17.69 to 19.19	2.3% to 2.6%	0.0%
	2014	9,969	535	17.30 to 18.70	8.5% to 8.8%	0.6%
MainStay VP MacKay High Yield Corporate Bond—Initial Class	2018	$37,726	1,502	$24.87 to $34.99	(1.8%) to (1.5%)	5.9%
	2017	40,843	1,607	25.24 to 35.62	6.5% to 6.9%	6.1%
	2016	41,173	1,733	23.62 to 33.43	15.9% to 16.2%	5.6%
	2015	36,975	1,811	20.32 to 28.85	(1.9%) to (1.6%)	6.0%
	2014	34,339	1,660	20.64 to 29.40	1.5% to 1.8%	5.7%

NYLIAC CSVUL Separate Account-I

Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return¹ (Lowest to Highest)	Investment Income Ratio²
MainStay VP MacKay International Equity—Initial Class	2018	$45,143	1,965	$21.33 to $26.49	(11.8%) to (11.6%)	1.2%
	2017	50,187	1,925	24.12 to 30.02	32.2% to 32.6%	0.6%
	2016	37,640	1,909	18.19 to 22.70	(5.2%) to (4.9%)	0.8%
	2015	43,231	2,086	19.13 to 23.94	5.8% to 6.2%	1.0%
	2014	41,890	2,140	18.02 to 22.60	(2.9%) to (2.6%)	0.7%
MainStay VP MacKay Mid Cap Core—Initial Class	2018	$14,966	445	$33.60 to $33.60	(12.0%) to (12.0%)	1.0%
	2017	15,430	404	38.17 to 38.17	19.1% to 19.1%	0.7%
	2016	97,182	2,392	32.04 to 42.32	10.9% to 11.2%	0.8%
	2015	87,757	2,392	28.82 to 38.16	(3.9%) to (3.7%)	0.6%
	2014	90,129	2,345	29.92 to 39.72	14.1% to 14.4%	0.5%
MainStay VP MacKay S&P 500 Index—Initial Class	2018	$373,637	12,805	$28.98 to $29.76	(4.8%) to (4.5%)	1.6%
	2017	392,986	12,825	30.40 to 31.25	21.1% to 21.5%	1.5%
	2016	236,566	9,419	25.02 to 25.79	11.3% to 11.6%	1.6%
	2015	223,328	9,902	22.42 to 23.16	0.8% to 1.1%	1.4%
	2014	218,455	9,766	22.17 to 22.96	13.0% to 13.3%	1.5%
MainStay VP MacKay Small Cap Core—Initial Class	2018	$4,942	452	$10.92 to $10.92	(15.1%) to (15.1%)	0.0%
	2017	6,241	485	12.82 to 12.87	13.6% to 13.9%	0.0%
	2016	4,730	419	11.28 to 11.29	12.8% to 12.9%	0.2%
MainStay VP Mellon Natural Resources—Initial Class	2018	$1,487	250	$5.95 to $5.95	(28.6%) to (28.6%)	0.0%
	2017	2,208	265	8.33 to 8.33	(0.7%) to (0.7%)	0.0%
	2016	2,958	353	8.39 to 8.39	43.3% to 43.3%	0.5%
	2015	4,098	700	5.85 to 5.85	(33.0%) to (33.0%)	0.4%
	2014	4,149	475	8.73 to 8.73	(18.8%) to (18.8%)	0.4%
MainStay VP T. Rowe Price Equity Income—Initial Class	2018	$10,910	631	$16.97 to $17.32	(9.7%) to (9.4%)	1.8%
	2017	17,216	902	18.79 to 19.11	15.9% to 16.2%	2.2%
	2016	13,753	837	16.22 to 16.45	18.5% to 18.8%	1.9%
	2015	15,318	1,108	13.69 to 13.84	(7.1%) to (6.8%)	1.7%
	2014	24,739	1,667	14.73 to 14.85	7.4% to 7.7%	1.4%
MainStay VP U.S. Government Money Market—Initial Class	2018	$25,970	21,723	$1.16 to $1.31	1.1% to 1.4%	1.4%
	2017	55,763	47,073	1.14 to 1.30	0.1% to 0.4%	0.4%
	2016	87,734	74,727	1.14 to 1.30	(0.3%) to 0.0%	0.0%
	2015	76,382	65,148	1.14 to 1.30	(0.3%) to 0.0%	0.0%
	2014	108,877	92,621	1.15 to 1.30	(0.3%) to 0.0%	0.0%
AB VPS International Value Portfolio—Class A	2018	$2	—	$6.44 to $6.44	(22.8%) to (22.8%)	1.5%
	2017	3	—	8.34 to 8.34	25.4% to 25.4%	0.7%
	2016	23	3	6.65 to 6.65	(0.5%) to (0.5%)	1.3%
	2015	23	3	6.68 to 6.68	2.6% to 2.6%	2.5%
	2014	23	4	6.52 to 6.52	(6.2%) to (6.2%)	3.6%
AB VPS Small/Mid Cap Value Portfolio—Class A	2018	$3,522	154	$22.81 to $22.81	(15.0%) to (15.0%)	0.5%
	2017	4,788	178	26.85 to 26.85	13.1% to 13.1%	0.5%
	2016	6,430	271	23.73 to 23.73	25.1% to 25.1%	0.6%
	2015	4,123	217	18.97 to 18.97	(5.5%) to (5.5%)	0.8%
	2014	4,518	225	20.07 to 20.07	9.2% to 9.2%	0.7%

NYLIAC CSVUL Separate Account-I

Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return¹ (Lowest to Highest)	Investment Income Ratio²
Alger SMid Cap Focus Portfolio—Class I-2	2018	$857	42	$20.29 to $20.29	(3.2%) to (3.2%)	0.0%
	2017	961	46	20.96 to 20.96	36.9% to 36.9%	0.0%
	2016	554	36	15.31 to 15.31	3.8% to 3.8%	0.0%
	2015	493	33	14.74 to 14.74	(0.4%) to (0.4%)	0.0%
	2014	442	30	14.80 to 14.80	4.9% to 4.9%	0.0%
American Century Investments® VP Inflation Protection Fund—Class II	2018	$1,694	167	$10.12 to $10.12	(2.8%) to (2.8%)	2.9%
	2017	3,317	318	10.42 to 10.42	3.7% to 3.7%	2.3%
	2016	3,326	331	10.05 to 10.05	4.4% to 4.4%	1.9%
	2015	3,422	356	9.63 to 9.63	(2.5%) to (2.5%)	1.7%
	2014	877	89	9.87 to 9.87	3.3% to 3.3%	1.3%
American Century Investments® VP Mid Cap Value Fund—Class II	2018	$1,039	75	$13.86 to $13.86	(13.0%) to (13.0%)	1.3%
	2017	1,754	110	15.92 to 15.92	11.5% to 11.5%	1.3%
	2016	4,271	299	14.28 to 14.28	22.7% to 22.7%	1.5%
	2015	4,172	358	11.64 to 11.64	(1.6%) to (1.6%)	1.6%
	2014	527	45	11.83 to 11.83	16.2% to 16.2%	1.0%
American Century Investments® VP Value Fund—Class II	2018	$4,868	213	$22.58 to $24.01	(9.5%) to (9.3%)	1.5%
	2017	16,357	654	24.88 to 26.53	8.3% to 8.6%	1.5%
	2016	17,852	776	22.92 to 24.50	20.0% to 20.3%	1.6%
	2015	13,149	687	19.05 to 20.42	(4.3%) to (4.0%)	2.1%
	2014	5,797	289	19.85 to 21.33	12.6% to 12.9%	1.4%
American Funds IS Asset Allocation Fund—Class 1	2018	$3,581	313	$11.44 to $11.44	(4.4%) to (4.4%)	2.1%
	2017	3,135	262	11.96 to 11.96	16.5% to 16.5%	1.8%
	2016	3,967	386	10.27 to 10.27	2.7% to 2.7%	1.5%
American Funds IS Blue Chip Income and Growth Fund—Class 1	2018	$90	10	$9.37 to $9.37	(6.3%) to (6.3%)	2.6%
American Funds IS Global Bond Fund—Class 1	2018	56	5	$10.90 to $10.90	(1.1%) to (1.1%)	2.5%
	2017	21	2	11.02 to 11.02	7.1% to 7.1%	1.0%
	2016	5	—	10.29 to 10.29	2.9% to 2.9%	0.7%
American Funds IS Global Growth Fund—Class 1	2018	$2,277	105	$21.70 to $21.70	(8.8%) to (8.8%)	0.9%
	2017	2,066	87	23.79 to 23.79	31.8% to 31.8%	0.9%
	2016	1,935	107	18.05 to 18.05	0.9% to 0.9%	1.2%
	2015	1,923	107	17.90 to 17.90	7.2% to 7.2%	1.3%
	2014	1,529	92	16.69 to 16.69	2.5% to 2.5%	1.1%
American Funds IS Global Small Capitalization Fund— Class 1	2018	$1,040	90	$11.62 to $11.62	(10.3%) to (10.3%)	0.3%
	2017	1,318	102	12.95 to 12.95	26.2% to 26.2%	0.7%
	2016	984	96	10.26 to 10.26	2.6% to 2.6%	0.4%
American Funds IS Growth Fund—Class 1	2018	$10,876	806	$13.41 to $13.49	(0.3%) to (0.0%)	0.7%
	2017	10,742	796	13.49 to 13.49	28.6% to 28.6%	0.7%
	2016	8,945	853	10.49 to 10.49	4.9% to 4.9%	0.6%
American Funds IS Growth-Income Fund—Class 1	2018	$1,543	121	$12.72 to $12.72	(1.5%) to (1.5%)	1.6%
	2017	1,746	135	12.87 to 12.92	22.4% to 22.7%	1.8%
	2016	1,506	143	10.52 to 10.53	5.2% to 5.3%	1.5%

NYLIAC CSVUL Separate Account-I

Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return¹ (Lowest to Highest)	Investment Income Ratio²
American Funds IS International Fund—Class 1	2018	$22,509	1,930	$11.59 to $11.66	(13.2%) to (12.9%)	2.0%
	2017	34,901	2,606	13.39 to 13.39	32.5% to 32.5%	1.5%
	2016	32,553	3,219	10.11 to 10.11	1.1% to 1.1%	1.4%
American Funds IS New World Fund®—Class 1	2018	$6,815	610	$11.10 to $11.17	(14.0%) to (13.8%)	1.1%
	2017	5,089	393	12.96 to 12.96	29.7% to 29.7%	1.3%
	2016	3,085	309	9.99 to 9.99	(0.1%) to (0.1%)	1.0%
BlackRock® Global Allocation V.I. Fund—Class I	2018	$10,754	1,002	$10.62 to $10.73	(7.6%) to (7.3%)	1.0%
	2017	4,967	429	11.58 to 11.58	13.9% to 13.9%	1.3%
	2016	4,258	419	10.17 to 10.17	4.1% to 4.1%	2.0%
	2015	453	46	9.77 to 9.77	(0.7%) to (0.7%)	1.5%
BlackRock® High Yield V.I. Fund—Class I	2018	$229	20	$11.50 to $11.50	(2.7%) to (2.7%)	5.4%
	2017	200	17	11.81 to 11.81	7.3% to 7.3%	5.0%
	2016	114	10	11.01 to 11.01	12.9% to 12.9%	4.5%
ClearBridge Variable Appreciation Portfolio—Class I	2018	$—	—	$9.95 to $9.95	(0.5%) to (0.5%)	1.2%
ClearBridge Variable Large Cap Growth Portfolio—Class I	2018	$89	8	$11.44 to $11.44	0.0% to 0.0%	0.5%
	2017	7	1	11.44 to 11.44	14.4% to 14.4%	0.2%
Davis Value Portfolio	2018	$363	19	$19.33 to $19.33	(13.6%) to (13.6%)	0.9%
	2017	413	18	22.37 to 22.37	22.6% to 22.6%	0.4%
	2016	815	45	18.25 to 18.25	11.9% to 11.9%	1.3%
	2015	1,025	63	16.31 to 16.31	1.6% to 1.6%	0.8%
	2014	1,076	67	16.05 to 16.05	6.1% to 6.1%	1.0%
Delaware VIP® Emerging Markets Series—Standard Class	2018	$4,191	343	$12.22 to $12.22	(15.8%) to (15.8%)	1.7%
	2017	1,819	125	14.52 to 14.52	40.6% to 40.6%	0.5%
	2016	1,345	130	10.33 to 10.33	13.9% to 13.9%	1.1%
	2015	489	54	9.07 to 9.07	(14.5%) to (14.5%)	1.1%
	2014	6	1	10.61 to 10.61	6.1% to 6.1%	0.0%
Delaware VIP® International Value Equity Series—Standard Class	2018	$191	23	$8.37 to $8.37	(17.6%) to (17.6%)	3.8%
	2017	830	82	10.16 to 10.16	22.5% to 22.5%	1.8%
	2016	1,314	158	8.30 to 8.30	4.2% to 4.2%	1.8%
	2015	1,360	171	7.96 to 7.96	0.5% to 0.5%	1.9%
	2014	1,542	195	7.92 to 7.92	(8.7%) to (8.7%)	1.6%
Delaware VIP® Small Cap Value Series—Standard Class	2018	$6,296	377	$16.71 to $16.71	(16.7%) to (16.7%)	0.8%
	2017	12,150	606	20.06 to 20.06	12.0% to 12.0%	0.8%
	2016	11,888	664	17.90 to 17.90	31.4% to 31.4%	1.0%
	2015	8,941	656	13.62 to 13.62	(6.2%) to (6.2%)	0.7%
	2014	5,560	383	14.53 to 14.53	5.9% to 5.9%	0.6%
DFA VA Global Bond Portfolio	2018	$5,175	491	$10.54 to $10.54	1.7% to 1.7%	4.6%
	2017	5,011	484	10.35 to 10.35	2.1% to 2.1%	2.0%
	2016	3,148	310	10.14 to 10.14	1.7% to 1.7%	4.6%

NYLIAC CSVUL Separate Account-I

Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return¹ (Lowest to Highest)	Investment Income Ratio²
DFA VA International Small Portfolio	2018	$2,997	259	$11.58 to $11.58	(19.8%) to (19.8%)	1.6%
	2017	3,544	246	14.43 to 14.43	29.9% to 29.9%	2.6%
	2016	3,664	330	11.11 to 11.11	6.2% to 6.2%	3.8%
	2015	825	79	10.45 to 10.45	5.8% to 5.8%	4.3%
	2014	—	—	9.88 to 9.88	(1.2%) to (1.2%)	0.0%
DFA VA U.S. Large Value Portfolio	2018	$7,572	627	$12.08 to $12.08	(12.1%) to (12.1%)	2.9%
	2017	4,058	295	13.75 to 13.75	19.1% to 19.1%	2.0%
	2016	2,528	219	11.54 to 11.54	18.9% to 18.9%	4.7%
	2015	65	7	9.71 to 9.71	(3.4%) to (3.4%)	5.3%
DFA VA U.S. Targeted Value Portfolio	2018	$2,349	195	$12.07 to $12.07	(15.9%) to (15.9%)	0.9%
	2017	4,907	342	14.35 to 14.35	9.8% to 9.8%	1.1%
	2016	3,413	261	13.07 to 13.07	27.5% to 27.5%	1.1%
	2015	2,002	195	10.25 to 10.25	(5.2%) to (5.2%)	1.0%
	2014	376	35	10.82 to 10.82	3.7% to 3.7%	1.2%
DFA VIT Inflation-Protected Securities Portfolio	2018	$7,111	676	$10.52 to $10.52	(1.3%) to (1.3%)	1.6%
	2017	9,911	930	10.66 to 10.66	3.3% to 3.3%	2.8%
	2016	5,186	502	10.32 to 10.32	4.5% to 4.5%	1.7%
Dreyfus IP Technology Growth Portfolio—Initial Shares	2018	$6,727	195	$34.48 to $34.48	(1.0%) to (1.0%)	0.0%
	2017	6,744	194	34.82 to 34.82	42.6% to 42.6%	0.0%
	2016	3,521	144	24.41 to 24.41	4.7% to 4.7%	0.0%
	2015	3,622	155	23.31 to 23.31	6.2% to 6.2%	0.0%
	2014	3,351	153	21.96 to 21.96	6.8% to 6.8%	0.0%
Dreyfus VIF Opportunistic Small Cap Portfolio—Initial Shares	2018	$9	—	$18.75 to $18.75	(19.1%) to (19.1%)	0.0%
	2017	14	1	23.18 to 23.18	24.7% to 24.7%	0.0%
	2016	16	1	18.59 to 18.59	17.1% to 17.1%	0.0%
	2015	19	1	15.88 to 15.88	(2.3%) to (2.3%)	0.0%
	2014	23	1	16.25 to 16.25	1.6% to 1.6%	0.0%
DWS Alternative Asset Allocation VIP—Class A	2018	$34	4	$9.49 to $9.49	(9.1%) to (9.1%)	1.8%
	2017	27	3	10.45 to 10.45	7.4% to 7.4%	1.9%
	2016	14	1	9.73 to 9.73	5.3% to 5.3%	2.3%
	2015	2	—	9.24 to 9.24	(6.3%) to (6.3%)	0.0%
DWS Global Small Cap VIP—Class A	2018	$138	11	$13.05 to $13.05	(20.5%) to (20.5%)	0.3%
	2017	236	14	16.42 to 16.42	20.0% to 20.0%	0.0%
	2016	243	18	13.68 to 13.68	1.6% to 1.6%	0.4%
	2015	229	17	13.47 to 13.47	1.2% to 1.2%	1.3%
	2014	856	64	13.31 to 13.31	(4.1%) to (4.1%)	0.9%
DWS Small Cap Index VIP—Class A	2018	$39,039	1,453	$20.14 to $26.88	(11.5%) to (11.2%)	1.0%
	2017	44,216	1,460	30.28 to 30.28	14.3% to 14.3%	1.0%
	2016	41,846	1,580	26.49 to 26.49	21.0% to 21.0%	0.9%
	2015	21,751	994	21.89 to 21.89	(4.6%) to (4.6%)	1.1%
	2014	23,327	1,017	22.94 to 22.94	4.7% to 4.7%	1.0%

NYLIAC CSVUL Separate Account-I

Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return¹ (Lowest to Highest)	Investment Income Ratio²
DWS Small Mid Cap Value VIP—Class A	2018	$954	60	$16.03 to $16.03	(16.0%) to (16.0%)	1.7%
	2017	1,503	79	19.09 to 19.09	10.5% to 10.5%	0.7%
	2016	1,060	61	17.27 to 17.27	16.9% to 16.9%	0.6%
	2015	1,236	84	14.77 to 14.77	(1.9%) to (1.9%)	0.3%
	2014	1,788	119	15.06 to 15.06	5.5% to 5.5%	0.9%
Fidelity® VIP ContrafundSM Portfolio—Initial Class	2018	$12,625	383	$32.20 to $42.49	(6.7%) to (6.4%)	0.7%
	2017	16,160	459	34.39 to 45.52	21.5% to 21.9%	1.0%
	2016	23,995	839	28.22 to 37.46	7.7% to 8.0%	0.8%
	2015	25,531	964	26.13 to 34.79	0.4% to 0.7%	1.0%
	2014	35,101	1,339	25.95 to 34.66	11.6% to 11.9%	1.0%
Fidelity® VIP Emerging Markets Portfolio—Initial Class	2018	$65	8	$8.33 to $8.33	(16.7%) to (16.7%)	0.9%
Fidelity® VIP Equity-IncomeSM Portfolio—Initial Class	2018	$950	41	$23.28 to $27.88	(8.6%) to (8.3%)	1.5%
	2017	2,280	90	25.39 to 30.48	12.6% to 12.9%	1.9%
	2016	1,785	79	22.49 to 27.06	17.7% to 18.0%	0.7%
	2015	7,381	387	19.05 to 22.99	(4.3%) to (4.0%)	3.7%
	2014	6,606	333	19.84 to 24.00	8.4% to 8.7%	2.9%
Fidelity® VIP Freedom 2010 Portfolio—Initial Class	2018	$2,382	125	$19.01 to $19.01	(4.0%) to (4.0%)	1.5%
	2017	2,252	114	19.81 to 19.81	13.1% to 13.1%	1.5%
	2016	2,373	135	17.52 to 17.52	5.5% to 5.5%	1.4%
	2015	2,540	153	16.61 to 16.61	(0.3%) to (0.3%)	1.5%
	2014	11,988	720	16.66 to 16.66	4.5% to 4.5%	1.6%
Fidelity® VIP Freedom 2020 Portfolio—Initial Class	2018	$12,399	638	$16.85 to $19.46	(6.1%) to (5.9%)	1.5%
	2017	14,068	681	17.95 to 20.67	16.3% to 16.6%	1.6%
	2016	10,464	590	15.43 to 17.73	5.9% to 6.1%	1.6%
	2015	10,267	615	14.57 to 16.70	(0.5%) to (0.3%)	1.8%
	2014	20,420	1,219	14.65 to 16.75	4.6% to 4.8%	1.8%
Fidelity® VIP Freedom 2030 Portfolio—Initial Class	2018	$8,994	453	$19.85 to $19.85	(7.8%) to (7.8%)	1.4%
	2017	8,675	403	21.52 to 21.52	21.0% to 21.0%	1.4%
	2016	7,054	396	17.79 to 17.79	6.6% to 6.6%	1.5%
	2015	7,254	435	16.69 to 16.69	(0.2%) to (0.2%)	1.8%
	2014	12,260	733	16.73 to 16.73	5.0% to 5.0%	1.8%
Fidelity® VIP Freedom 2040 Portfolio—Initial Class	2018	$4,899	234	$20.93 to $20.93	(9.9%) to (9.9%)	1.3%
	2017	4,385	189	23.22 to 23.22	23.6% to 23.6%	1.2%
	2016	3,772	201	18.79 to 18.79	6.8% to 6.8%	1.4%
	2015	2,923	166	17.59 to 17.59	(0.3%) to (0.3%)	1.7%
	2014	4,181	237	17.63 to 17.63	4.9% to 4.9%	1.8%
Fidelity® VIP Freedom 2050 Portfolio—Initial Class	2018	$17	2	$10.15 to $10.15	(9.9%) to (9.9%)	1.4%
Fidelity® VIP Government Money Market Portfolio—Initial Class	2018	$534,224	52,896	$10.08 to $10.33	1.4% to 1.7%	1.7%
	2017	33,090	3,256	10.16 to 10.16	0.7% to 0.7%	0.7%
	2016	39,590	3,923	10.09 to 10.09	0.2% to 0.2%	0.2%
	2015	36,316	3,605	10.07 to 10.07	0.0% to 0.0%	0.0%
	2014	39,901	3,962	10.07 to 10.07	0.0% to 0.0%	0.0%

NYLIAC CSVUL Separate Account-I

Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return¹ (Lowest to Highest)	Investment Income Ratio²
Fidelity® VIP Growth Portfolio—Initial Class	2018	$2,328	76	$30.44 to $30.77	(0.4%) to (0.2%)	0.2%
	2017	2,551	84	30.49 to 30.90	34.8% to 35.1%	0.2%
	2016	1,537	68	22.57 to 22.92	0.5% to 0.8%	0.0%
	2015	1,496	67	22.39 to 22.80	6.9% to 7.2%	0.2%
	2014	2,652	127	20.89 to 21.32	11.0% to 11.3%	0.2%
Fidelity® VIP Index 500 Portfolio—Initial Class	2018	$154,866	5,244	$29.54 to $35.34	(4.7%) to (4.5%)	1.9%
	2017	164,443	5,317	30.93 to 37.10	21.4% to 21.7%	1.9%
	2016	149,461	5,882	25.41 to 30.55	11.6% to 11.9%	1.6%
	2015	116,508	5,129	22.72 to 27.38	1.1% to 1.3%	2.0%
	2014	99,603	4,444	22.42 to 27.09	13.3% to 13.6%	1.7%
Fidelity® VIP Investment Grade Bond Portfolio—Initial Class	2018	$18,546	1,039	$17.73 to $19.63	(0.8%) to (0.5%)	2.5%
	2017	24,043	1,341	17.82 to 19.78	4.0% to 4.2%	2.4%
	2016	26,091	1,518	17.10 to 19.03	4.5% to 4.7%	2.2%
	2015	27,943	1,703	16.33 to 18.22	(0.8%) to (0.6%)	2.7%
	2014	14,672	884	16.43 to 18.37	5.6% to 5.8%	2.5%
Fidelity® VIP Mid Cap Portfolio—Initial Class	2018	$11,825	349	$33.18 to $41.12	(14.8%) to (14.5%)	0.6%
	2017	14,062	353	38.82 to 48.24	20.5% to 20.8%	0.6%
	2016	15,097	461	32.13 to 40.03	12.0% to 12.2%	0.3%
	2015	26,901	931	28.63 to 35.76	(1.6%) to (1.4%)	0.5%
	2014	32,068	1,096	29.03 to 36.35	6.0% to 6.3%	0.3%
Fidelity® VIP Overseas Portfolio—Initial Class	2018	$8,992	495	$18.17 to $18.17	(14.8%) to (14.8%)	1.6%
	2017	13,514	634	21.32 to 21.32	30.3% to 30.3%	1.5%
	2016	9,833	601	16.37 to 16.37	(5.1%) to (5.1%)	1.5%
	2015	9,687	562	13.52 to 17.24	3.4% to 3.6%	1.4%
	2014	10,512	632	13.08 to 16.64	(8.3%) to (8.1%)	1.3%
Fidelity® VIP Real Estate Portfolio—Initial Class	2018	$12,594	929	$13.56 to $13.56	(6.2%) to (6.2%)	2.7%
	2017	12,570	869	14.46 to 14.46	4.1% to 4.1%	2.0%
	2016	3,042	219	13.90 to 13.90	5.7% to 5.7%	1.4%
	2015	3,153	240	13.14 to 13.14	3.7% to 3.7%	2.3%
	2014	2,001	158	12.67 to 12.67	30.2% to 30.2%	2.2%
Fidelity® VIP Strategic Income Portfolio—Initial Class	2018	$102	10	$10.55 to $10.55	(2.6%) to (2.6%)	4.3%
	2017	84	8	10.83 to 10.83	7.8% to 7.8%	4.2%
	2016	30	3	10.05 to 10.05	0.5% to 0.5%	12.4%
Fidelity® VIP Value Portfolio—Initial Class	2018	$368	35	$10.53 to $10.53	(13.8%) to (13.8%)	1.1%
	2017	377	31	12.23 to 12.23	15.6% to 15.6%	2.1%
	2016	149	14	10.58 to 10.58	12.1% to 12.1%	1.1%
	2015	87	9	9.44 to 9.44	(5.6%) to (5.6%)	1.5%
Fidelity® VIP Value Strategies Portfolio—Service Class 2	2018	$288	12	$23.98 to $23.98	(17.5%) to (17.5%)	0.7%
	2017	302	10	29.07 to 29.07	19.1% to 19.1%	1.2%
	2016	496	20	24.41 to 24.41	9.3% to 9.3%	0.9%
	2015	495	22	22.34 to 22.34	(3.2%) to (3.2%)	0.8%
	2014	558	24	23.08 to 23.08	6.5% to 6.5%	0.8%

NYLIAC CSVUL Separate Account-I

Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return¹ (Lowest to Highest)	Investment Income Ratio²
Invesco V.I. American Value Fund—Series I Shares	2018	$2,553	71	$36.02 to $36.02	(12.6%) to (12.6%)	0.5%
	2017	3,707	90	41.23 to 41.23	10.0% to 10.0%	0.8%
	2016	5,332	142	37.50 to 37.50	15.5% to 15.5%	0.3%
	2015	8,110	250	32.47 to 32.47	(9.1%) to (9.1%)	0.3%
	2014	8,387	235	35.73 to 35.73	9.8% to 9.8%	0.4%
Invesco V.I. Global Real Estate Fund—Series I Shares	2018	$3,179	213	$13.05 to $15.05	(6.4%) to (6.2%)	3.8%
	2017	3,585	225	13.94 to 16.04	12.8% to 13.0%	3.2%
	2016	3,338	236	12.36 to 14.19	1.8% to 2.0%	1.3%
	2015	4,516	326	12.14 to 13.90	(1.7%) to (1.5%)	3.2%
	2014	4,925	350	12.35 to 14.11	14.3% to 14.6%	1.7%
Invesco V.I. International Growth Fund—Series I Shares	2018	$12,164	757	$16.08 to $16.08	(15.0%) to (15.0%)	2.0%
	2017	17,230	911	18.91 to 18.91	23.0% to 23.0%	1.5%
	2016	14,193	923	15.37 to 15.37	(0.5%) to (0.5%)	1.1%
	2015	18,574	1,203	15.44 to 15.44	(2.3%) to (2.3%)	1.5%
	2014	16,219	1,026	15.81 to 15.81	0.3% to 0.3%	1.6%
Invesco V.I. Mid Cap Core Equity Fund—Series I Shares	2018	$767	46	$16.85 to $16.85	(11.4%) to (11.4%)	0.5%
	2017	887	47	19.01 to 19.01	14.9% to 14.9%	0.5%
	2016	825	50	16.54 to 16.54	13.4% to 13.4%	0.1%
	2015	650	45	14.58 to 14.58	(4.0%) to (4.0%)	0.4%
	2014	752	49	15.20 to 15.20	4.4% to 4.4%	0.1%
Janus Henderson Enterprise Portfolio—Institutional Shares	2018	$9,819	215	$45.70 to $45.70	(0.4%) to (0.4%)	0.2%
	2017	10,628	232	45.89 to 45.89	27.4% to 27.4%	0.3%
	2016	10,232	284	36.02 to 36.02	12.4% to 12.4%	0.2%
	2015	6,562	205	32.05 to 32.05	4.0% to 4.0%	0.7%
	2014	7,199	234	30.81 to 30.81	12.5% to 12.5%	0.2%
Janus Henderson Flexible Bond Portfolio—Institutional Shares	2018	$2,166	206	$10.50 to $10.50	(1.0%) to (1.0%)	3.1%
	2017	2,384	225	10.61 to 10.61	3.6% to 3.6%	3.0%
	2016	4,799	469	10.24 to 10.24	2.5% to 2.5%	3.0%
	2015	4,731	474	9.99 to 9.99	0.2% to 0.2%	3.1%
	2014	1	—	9.97 to 9.97	(0.3%) to (0.3%)	0.0%
Janus Henderson Forty Portfolio—Institutional Shares	2018	$4,117	122	$33.70 to $33.70	2.0% to 2.0%	0.0%
	2017	4,043	122	33.05 to 33.05	30.3% to 30.3%	0.0%
	2016	2,682	106	25.36 to 25.36	2.2% to 2.2%	0.0%
	2015	3,905	157	24.81 to 24.81	12.2% to 12.2%	0.0%
	2014	3,163	143	22.11 to 22.11	8.7% to 8.7%	0.2%
Janus Henderson Global Research Portfolio—Institutional Shares	2018	$558	28	$19.88 to $20.95	(7.1%) to (6.9%)	1.1%
	2017	616	28	21.34 to 22.56	26.6% to 27.0%	0.8%
	2016	599	35	16.80 to 17.81	1.8% to 2.1%	1.1%
	2015	618	37	16.46 to 17.50	(2.6%) to (2.3%)	0.7%
	2014	654	38	16.85 to 17.97	7.1% to 7.4%	1.1%

NYLIAC CSVUL Separate Account-I

Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return¹ (Lowest to Highest)	Investment Income Ratio²
Lazard Retirement International Equity Portfolio—Service Shares	2018	$1,626	103	$13.05 to $16.05	(14.1%) to (13.9%)	1.6%
	2017	2,578	140	15.19 to 18.65	22.0% to 22.3%	2.6%
	2016	2,144	142	12.45 to 15.24	(4.5%) to (4.3%)	1.3%
	2015	2,148	136	13.04 to 15.93	1.5% to 1.7%	1.6%
	2014	3,692	237	12.85 to 15.65	(4.4%) to (4.2%)	1.5%
Lord Abbett Series Fund Developing Growth Portfolio—Class VC	2018	$148	12	$12.25 to $12.25	4.9% to 4.9%	0.0%
	2017	204	17	11.68 to 11.68	29.9% to 29.9%	0.0%
	2016	178	20	8.99 to 8.99	(2.6%) to (2.6%)	0.0%
	2015	35	4	9.23 to 9.23	(8.2%) to (8.2%)	0.0%
Lord Abbett Series Fund Mid Cap Stock Portfolio—Class VC	2018	$1,875	85	$22.14 to $27.54	(15.3%) to (15.0%)	0.7%
	2017	2,588	99	26.06 to 32.50	6.6% to 6.8%	0.6%
	2016	1,449	59	24.39 to 30.50	16.1% to 16.4%	0.5%
	2015	1,877	89	20.95 to 26.27	(4.0%) to (3.8%)	0.5%
	2014	5,780	265	21.78 to 27.37	11.2% to 11.5%	0.4%
LVIP Baron Growth Opportunities Fund—Service Class	2018	$8,576	304	$21.07 to $28.32	(4.2%) to (3.9%)	0.0%
	2017	12,743	434	21.99 to 29.48	26.9% to 27.2%	0.0%
	2016	11,301	489	17.32 to 23.17	5.3% to 5.6%	0.5%
	2015	12,785	584	16.45 to 21.95	(5.0%) to (4.8%)	0.0%
	2014	15,489	674	17.32 to 23.05	4.6% to 4.9%	0.2%
LVIP Mondrian International Value Fund—Standard Class	2018	$21	2	$10.31 to $10.31	(11.5%) to (11.5%)	3.4%
	2017	20	2	11.65 to 11.65	21.3% to 21.3%	3.6%
	2016	15	2	9.60 to 9.60	4.0% to 4.0%	3.1%
LVIP SSgA Bond Index Fund—Standard Class	2018	$25,957	2,328	$11.15 to $11.15	(0.3%) to (0.3%)	3.0%
	2017	21,597	1,930	11.19 to 11.19	3.2% to 3.2%	2.5%
	2016	20,579	1,898	10.84 to 10.84	2.3% to 2.3%	3.0%
	2015	11,329	1,069	10.60 to 10.60	0.3% to 0.3%	2.5%
	2014	11,617	1,098	10.58 to 10.58	5.8% to 5.8%	3.4%
LVIP SSgA Developed International 150 Fund—Standard Class	2018	$4,315	295	$14.62 to $14.62	(15.2%) to (15.2%)	3.6%
	2017	4,731	274	17.25 to 17.25	23.6% to 23.6%	5.0%
	2016	2,937	210	13.96 to 13.96	9.7% to 9.7%	3.9%
	2015	2,715	213	12.72 to 12.72	(4.3%) to (4.3%)	3.3%
	2014	1,136	85	13.29 to 13.29	0.9% to 0.9%	4.2%
LVIP SSgA Emerging Markets 100 Fund—Standard Class	2018	$4,335	437	$9.92 to $9.92	(12.3%) to (12.3%)	4.4%
	2017	7,201	636	11.31 to 11.31	23.8% to 23.8%	2.6%
	2016	6,071	665	9.14 to 9.14	15.4% to 15.4%	2.2%
	2015	8,303	1,049	7.92 to 7.92	(17.0%) to (17.0%)	4.6%
	2014	6,115	641	9.54 to 9.54	(3.4%) to (3.4%)	4.2%

NYLIAC CSVUL Separate Account-I

Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return¹ (Lowest to Highest)	Investment Income Ratio²
LVIP SSgA International Index Fund—Standard Class	2018	$23,048	1,737	$13.27 to $13.27	(13.7%) to (13.7%)	2.6%
	2017	22,580	1,469	15.37 to 15.37	24.7% to 24.7%	2.7%
	2016	21,031	1,706	12.33 to 12.33	1.0% to 1.0%	4.7%
	2015	9,220	755	12.21 to 12.21	(1.2%) to (1.2%)	3.1%
	2014	6,139	497	12.36 to 12.36	(5.8%) to (5.8%)	3.7%
MFS® Global Real Estate Portfolio—Initial Class	2018	$44	4	$11.96 to $11.96	(3.0%) to (3.0%)	4.8%
	2017	27	2	12.33 to 12.33	13.3% to 13.3%	4.7%
	2016	12	1	10.88 to 10.88	7.9% to 7.9%	0.0%
MFS® Global Tactical Allocation Portfolio—Initial Class	2018	$2,316	159	$14.56 to $14.56	(4.5%) to (4.5%)	0.8%
	2017	2,508	165	15.24 to 15.24	10.8% to 10.8%	3.2%
	2016	4,275	311	13.75 to 13.75	6.2% to 6.2%	0.0%
	2015	5,950	460	12.95 to 12.95	(2.2%) to (2.2%)	5.2%
	2014	9,943	751	13.24 to 13.24	4.5% to 4.5%	3.0%
MFS® International Value Portfolio—Initial Class	2018	$19,758	1,011	$19.55 to $19.55	(9.5%) to (9.5%)	1.1%
	2017	22,606	1,047	21.60 to 21.60	27.1% to 27.1%	1.4%
	2016	18,460	1,087	16.99 to 16.99	4.1% to 4.1%	1.4%
	2015	20,257	1,241	16.16 to 16.33	6.4% to 6.7%	2.0%
	2014	12,991	849	15.19 to 15.31	1.1% to 1.3%	1.8%
MFS® Investors Trust Series—Initial Class	2018	$83	2	$34.01 to $34.01	(5.7%) to (5.7%)	0.6%
	2017	90	2	36.08 to 36.08	23.0% to 23.0%	0.7%
	2016	75	3	29.32 to 29.32	8.3% to 8.3%	0.9%
	2015	70	3	27.07 to 27.07	(0.0%) to (0.0%)	0.9%
	2014	71	3	27.08 to 27.08	10.7% to 10.7%	0.8%
MFS® Mid Cap Value Portfolio—Initial Class	2018	$940	88	$10.64 to $10.64	(11.4%) to (11.4%)	0.9%
	2017	1,039	86	12.02 to 12.02	13.7% to 13.7%	1.2%
	2016	606	57	10.57 to 10.57	5.7% to 5.7%	0.0%
MFS® New Discovery Series—Initial Class	2018	$4	—	$31.24 to $31.24	(1.5%) to (1.5%)	0.0%
	2017	6	—	31.71 to 31.71	26.7% to 26.7%	0.0%
	2016	7	—	25.04 to 25.04	9.1% to 9.1%	0.0%
	2015	10	—	22.96 to 22.96	(1.9%) to (1.9%)	0.0%
	2014	12	1	23.40 to 23.40	(7.3%) to (7.3%)	0.0%
MFS® Value Series—Initial Class	2018	$49,718	1,790	$21.48 to $27.80	(10.3%) to (10.1%)	1.7%
	2017	39,038	1,263	30.92 to 30.92	17.7% to 17.7%	1.9%
	2016	29,507	1,123	26.28 to 26.28	14.1% to 14.1%	2.2%
	2015	21,526	935	23.03 to 23.03	(0.7%) to (0.7%)	2.3%
	2014	21,677	934	23.20 to 23.20	10.5% to 10.5%	1.4%
Morgan Stanley VIF Emerging Markets Debt Portfolio— Class I	2018	$5,147	223	$23.07 to $23.07	(6.9%) to (6.9%)	5.0%
	2017	6,147	248	24.79 to 24.79	9.7% to 9.7%	5.6%
	2016	5,498	243	22.60 to 22.60	10.6% to 10.6%	6.2%
	2015	6,849	335	18.59 to 20.44	(1.4%) to (1.1%)	5.4%
	2014	6,346	307	18.84 to 20.67	2.7% to 2.9%	5.5%

NYLIAC CSVUL Separate Account-I

Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return¹ (Lowest to Highest)	Investment Income Ratio²
Morgan Stanley VIF Global Infrastructure Portfolio—Class I	2018	$261	22	$11.68 to $11.68	(7.9%) to (7.9%)	3.0%
	2017	284	22	12.68 to 12.68	13.0% to 13.0%	1.2%
	2016	11	1	11.23 to 11.23	15.3% to 15.3%	0.0%
Morgan Stanley VIF U.S. Real Estate Portfolio—Class I	2018	$4,752	148	$32.02 to $38.10	(7.9%) to (7.7%)	2.7%
	2017	4,927	142	34.70 to 41.39	2.9% to 3.1%	1.0%
	2016	15,932	473	33.65 to 40.24	6.5% to 6.8%	1.3%
	2015	15,821	502	31.50 to 37.77	1.9% to 2.2%	1.3%
	2014	13,710	444	30.83 to 37.06	29.4% to 29.7%	1.4%
Neuberger Berman AMT Large Cap Value Portfolio—Class I	2018	$383	22	$17.18 to $17.18	(1.0%) to (1.0%)	1.1%
	2017	619	36	17.36 to 17.36	13.4% to 13.4%	0.5%
	2016	736	48	15.31 to 15.31	27.4% to 27.4%	0.8%
	2015	892	74	12.02 to 12.02	(11.8%) to (11.8%)	0.9%
	2014	1,010	74	13.63 to 13.63	9.9% to 9.9%	0.8%
Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio—Class I	2018	$75	7	$10.95 to $10.95	(15.3%) to (15.3%)	0.7%
	2017	86	7	12.92 to 12.92	16.7% to 16.7%	1.4%
	2016	3	—	11.07 to 11.07	16.2% to 16.2%	0.9%
Oppenheimer Capital Appreciation Fund/VA—Non-Service Shares	2018	$271	14	$19.73 to $19.73	(5.7%) to (5.7%)	0.3%
	2017	280	13	20.93 to 20.93	26.8% to 26.8%	0.1%
	2016	307	19	16.50 to 16.50	(2.2%) to (2.2%)	0.4%
	2015	256	15	16.87 to 16.87	3.5% to 3.5%	0.1%
	2014	216	13	16.29 to 16.29	15.4% to 15.4%	0.4%
Oppenheimer Total Return Bond Fund/VA—Non-Service Shares	2018	$1	—	$12.61 to $12.61	(1.0%) to (1.0%)	3.4%
	2017	1	—	12.74 to 12.74	4.6% to 4.6%	2.4%
	2016	1	—	12.18 to 12.18	3.3% to 3.3%	3.7%
	2015	1	—	11.79 to 11.79	1.0% to 1.0%	4.0%
	2014	1	—	11.68 to 11.68	7.3% to 7.3%	5.2%
PIMCO VIT Emerging Markets Bond Portfolio—Institutional Class	2018	$1,979	200	$9.92 to $9.92	(4.6%) to (4.6%)	4.0%
	2017	23	2	10.40 to 10.40	4.0% to 4.0%	3.2%
PIMCO VIT Global Bond Opportunities Portfolio (Unhedged)—Administrative Class	2018	$6,148	435	$14.13 to $14.13	(4.2%) to (4.2%)	6.7%
	2017	11,419	774	14.75 to 14.75	8.6% to 8.6%	2.0%
	2016	10,411	767	13.58 to 13.58	4.0% to 4.0%	1.5%
	2015	10,299	789	11.26 to 13.05	(4.3%) to (4.0%)	1.8%
	2014	8,219	604	11.76 to 13.60	2.0% to 2.3%	2.5%
PIMCO VIT High Yield Portfolio—Administrative Class	2018	$2,767	171	$16.23 to $16.23	(2.7%) to (2.7%)	5.1%
	2017	3,064	184	16.67 to 16.67	6.6% to 6.6%	4.8%
	2016	3,063	196	15.63 to 15.63	12.5% to 12.5%	5.1%
	2015	2,193	158	13.90 to 13.90	(1.6%) to (1.6%)	5.4%
	2014	2,921	207	14.13 to 14.13	3.4% to 3.4%	5.2%

NYLIAC CSVUL Separate Account-I

Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return¹ (Lowest to Highest)	Investment Income Ratio²
PIMCO VIT Long-Term U.S. Government Portfolio—Administrative Class	2018	$810	36	$22.71 to $22.71	(2.4%) to (2.4%)	2.4%
	2017	951	41	23.26 to 23.26	9.0% to 9.0%	2.2%
	2016	1,257	59	21.35 to 21.35	0.7% to 0.7%	2.0%
	2015	1,074	51	21.21 to 21.21	(1.4%) to (1.4%)	2.1%
	2014	1,050	49	21.50 to 21.50	24.0% to 24.0%	2.3%
PIMCO VIT Low Duration Portfolio—Administrative Class	2018	$7,979	532	$14.99 to $14.99	0.3% to 0.3%	1.9%
	2017	8,073	540	14.94 to 14.94	1.3% to 1.3%	1.4%
	2016	10,194	692	14.74 to 14.74	1.4% to 1.4%	1.5%
	2015	11,377	783	14.54 to 14.54	0.3% to 0.3%	3.5%
	2014	9,710	670	14.49 to 14.49	0.9% to 0.9%	1.1%
PIMCO VIT Real Return Portfolio—Administrative Class	2018	$12,277	756	$16.18 to $16.18	(2.2%) to (2.2%)	2.5%
	2017	12,094	729	16.55 to 16.55	3.7% to 3.7%	2.4%
	2016	14,052	878	15.97 to 15.97	5.2% to 5.2%	2.4%
	2015	15,000	986	14.76 to 15.18	(2.9%) to (2.7%)	3.9%
	2014	16,117	1,031	15.21 to 15.60	2.8% to 3.1%	1.4%
PIMCO VIT Total Return Portfolio—Administrative Class	2018	$33,258	1,722	$19.34 to $19.34	(0.5%) to (0.5%)	2.5%
	2017	31,998	1,648	19.44 to 19.44	4.9% to 4.9%	2.0%
	2016	37,226	2,011	18.53 to 18.53	2.7% to 2.7%	2.1%
	2015	35,977	1,996	14.95 to 18.05	0.2% to 0.5%	4.6%
	2014	57,959	3,228	14.92 to 17.97	4.0% to 4.3%	2.2%
T. Rowe Price Blue Chip Growth Portfolio	2018	$55,474	1,414	$39.24 to $39.24	1.9% to 1.9%	0.0%
	2017	48,604	1,262	38.51 to 38.51	36.2% to 36.2%	0.0%
	2016	29,849	1,055	28.28 to 28.28	0.8% to 0.8%	0.0%
	2015	29,033	1,035	28.06 to 28.06	11.1% to 11.1%	0.0%
	2014	38,808	1,536	25.27 to 25.27	9.2% to 9.2%	0.0%
T. Rowe Price Equity Index 500 Portfolio	2018	$1,331	52	$23.97 to $26.51	(5.1%) to (4.8%)	1.7%
	2017	1,072	38	27.85 to 27.85	21.3% to 21.3%	1.6%
	2016	1,006	44	22.96 to 22.96	11.3% to 11.3%	1.8%
	2015	762	37	20.63 to 20.63	1.1% to 1.1%	2.3%
	2014	408	20	20.40 to 20.40	13.2% to 13.2%	1.7%
T. Rowe Price International Stock Portfolio	2018	$5,214	260	$19.64 to $20.16	(14.4%) to (14.2%)	1.4%
	2017	5,818	249	22.95 to 23.50	27.6% to 27.9%	1.1%
	2016	3,911	214	17.99 to 18.37	1.9% to 2.1%	1.1%
	2015	3,428	191	17.66 to 17.99	(1.1%) to (0.9%)	1.0%
	2014	2,900	160	17.86 to 18.16	(1.5%) to (1.2%)	1.0%
T. Rowe Price Limited-Term Bond Portfolio	2018	$1,816	131	$13.89 to $13.89	1.2% to 1.2%	2.0%
	2017	1,562	114	13.73 to 13.73	1.1% to 1.1%	1.5%
	2016	2,985	220	13.59 to 13.59	1.4% to 1.4%	1.4%
	2015	5,532	413	13.40 to 13.81	0.1% to 0.3%	1.1%
	2014	2,243	168	13.36 to 13.80	0.4% to 0.6%	1.3%

NYLIAC CSVUL Separate Account-I

Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return¹ (Lowest to Highest)	Investment Income Ratio²
T. Rowe Price New America Growth Portfolio	2018	$10,798	293	$36.82 to $36.82	1.2% to 1.2%	0.2%
	2017	11,837	325	36.40 to 36.40	34.4% to 34.4%	0.1%
	2016	8,507	314	27.08 to 27.08	1.3% to 1.3%	0.0%
	2015	8,256	309	26.73 to 26.73	8.6% to 8.6%	0.0%
	2014	7,525	306	24.61 to 24.61	9.3% to 9.3%	0.0%
T. Rowe Price Personal Strategy Balanced Portfolio	2018	$4,310	173	$24.88 to $24.88	(5.1%) to (5.1%)	1.8%
	2017	4,415	168	26.21 to 26.21	17.4% to 17.4%	1.4%
	2016	4,808	215	22.33 to 22.33	6.5% to 6.5%	1.6%
	2015	7,794	372	20.97 to 20.97	(0.0%) to (0.0%)	1.6%
	2014	16,014	763	20.98 to 20.98	5.2% to 5.2%	1.6%
Thrivent Small Cap Index Portfolio	2018	$403	45	$8.96 to $8.96	(10.4%) to (10.4%)	0.0%
TOPS® Aggressive Growth ETF Portfolio—Class 2 Shares	2018	$217	12	$18.39 to $18.39	(9.9%) to (9.9%)	1.0%
	2017	165	8	20.41 to 20.41	20.4% to 20.4%	1.4%
	2016	95	6	16.95 to 16.95	13.2% to 13.2%	1.1%
	2015	50	3	14.98 to 14.98	(3.7%) to (3.7%)	0.9%
	2014	20	1	15.55 to 15.55	4.8% to 4.8%	1.0%
TOPS® Balanced ETF Portfolio—Class 2 Shares	2018	$592	42	$14.26 to $14.26	(5.6%) to (5.6%)	1.2%
	2017	1,028	68	15.11 to 15.11	10.9% to 10.9%	1.1%
	2016	256	19	13.62 to 13.62	7.9% to 7.9%	1.3%
	2015	151	12	12.62 to 12.62	(2.6%) to (2.6%)	1.4%
	2014	70	5	12.95 to 12.95	3.5% to 3.5%	2.1%
TOPS® Conservative ETF Portfolio—Class 2 Shares	2018	$191	15	$12.88 to $12.88	(2.7%) to (2.7%)	1.1%
	2017	252	19	13.23 to 13.23	6.8% to 6.8%	0.7%
	2016	234	19	12.39 to 12.39	5.8% to 5.8%	0.7%
	2015	222	19	11.71 to 11.71	(2.1%) to (2.1%)	1.3%
	2014	193	16	11.96 to 11.96	2.1% to 2.1%	0.4%
TOPS® Growth ETF Portfolio—Class 2 Shares	2018	$308	18	$17.12 to $17.12	(8.8%) to (8.8%)	1.3%
	2017	279	15	18.76 to 18.76	17.9% to 17.9%	1.2%
	2016	179	11	15.91 to 15.91	12.3% to 12.3%	1.3%
	2015	81	6	14.16 to 14.16	(4.3%) to (4.3%)	1.7%
	2014	46	3	14.81 to 14.81	3.7% to 3.7%	1.5%
TOPS® Managed Risk Balanced ETF Portfolio—Class 2 Shares	2018	$184	14	$12.84 to $12.84	(6.0%) to (6.0%)	1.9%
	2017	185	14	13.66 to 13.66	10.6% to 10.6%	1.7%
	2016	100	8	12.36 to 12.36	6.2% to 6.2%	1.3%
	2015	75	6	11.63 to 11.63	(4.5%) to (4.5%)	1.6%
	2014	228	19	12.18 to 12.18	3.1% to 3.1%	1.1%
TOPS® Managed Risk Growth ETF Portfolio—Class 2 Shares	2018	$122	9	$13.22 to $13.22	(8.7%) to (8.7%)	1.7%
	2017	102	7	14.49 to 14.49	17.7% to 17.7%	1.7%
	2016	68	5	12.31 to 12.31	5.6% to 5.6%	1.8%
	2015	52	4	11.66 to 11.66	(9.1%) to (9.1%)	1.6%
	2014	42	3	12.84 to 12.84	1.3% to 1.3%	1.2%

NYLIAC CSVUL Separate Account-I

Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return¹ (Lowest to Highest)	Investment Income Ratio²
TOPS® Managed Risk Moderate Growth ETF Portfolio—Class 2 Shares	2018	$142	11	$13.35 to $13.35	(7.2%) to (7.2%)	1.8%
	2017	153	11	14.39 to 14.39	13.8% to 13.8%	1.7%
	2016	107	8	12.64 to 12.64	6.3% to 6.3%	1.5%
	2015	97	8	11.89 to 11.89	(6.4%) to (6.4%)	1.7%
	2014	323	25	12.70 to 12.70	2.8% to 2.8%	1.2%
TOPS® Moderate Growth ETF Portfolio—Class 2 Shares	2018	$994	63	$15.68 to $15.68	(6.9%) to (6.9%)	1.3%
	2017	897	53	16.84 to 16.84	14.1% to 14.1%	1.3%
	2016	608	41	14.76 to 14.76	10.5% to 10.5%	0.7%
	2015	351	26	13.35 to 13.35	(3.4%) to (3.4%)	1.9%
	2014	258	19	13.83 to 13.83	3.5% to 3.5%	2.4%
VanEck VIP Unconstrained Emerging Markets Bond Fund—Initial Class Shares	2018	$364	29	$12.35 to $12.35	(6.1%) to (6.1%)	7.8%
	2017	1,424	108	13.16 to 13.16	12.2% to 12.2%	2.2%
	2016	1,369	117	11.73 to 11.73	6.4% to 6.4%	0.0%
	2015	1,413	128	10.82 to 11.02	(13.3%) to (13.1%)	2.0%
	2014	454	36	12.48 to 12.68	1.9% to 2.2%	6.7%
Victory RS Small Cap Growth Equity VIP Series—Class I Shares	2018	$15	2	$8.64 to $8.64	(13.6%) to (13.6%)	0.0%
Voya Russell™ Mid Cap Index Portfolio—Class I	2018	17,725	960	$18.15 to $18.46	(9.5%) to (9.3%)	1.3%
	2017	16,710	821	20.35 to 20.35	18.0% to 18.0%	1.3%
	2016	11,286	654	17.25 to 17.25	13.4% to 13.4%	1.2%
	2015	7,753	510	15.21 to 15.21	(2.8%) to (2.8%)	1.2%
	2014	7,566	483	15.65 to 15.65	12.7% to 12.7%	1.0%
Voya Small Company Portfolio—Class I	2018	$2,449	207	$11.81 to $11.81	(15.8%) to (15.8%)	0.5%
	2017	2,731	195	14.03 to 14.03	11.3% to 11.3%	0.3%
	2016	2,079	165	12.61 to 12.61	24.5% to 24.5%	0.2%
	2015	214	21	10.13 to 10.13	(0.8%) to (0.8%)	0.1%
Not all investment options are available under all policies.
Charges and fees levied by NYLIAC are disclosed in Note 3.
Expenses as a percent of net assets are 0.15% to 0.90%, excluding expenses of the underlying Funds, premium loads, sales expenses, monthly contract charges and surrender charges.
________________

(1)
Total returns are not annualized for periods less than a year. These amounts represent the total return for the periods indicated, including changes in the value of the underlying Fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total returns are calculated for each period indicated or from the effective date through the end of the reporting period.

(2)
These amounts represent the dividends excluding distributions of capital gains, received by an Investment Division from the underlying Fund, net of management fees assessed by the Fund manager, divided by the average investment at net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the Investment Division is affected by the timing of the declaration of dividends by the underlying Fund in which the Investment Division invests. Annualized percentages are shown for the Investment Income Ratio for all Investment Divisions in all periods.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of New York Life Insurance and Annuity Corporation and the Policyowners of NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I

Opinions on the Financial Statements

We have audited the accompanying statements of assets and liabilities of each of the investment divisions of NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I indicated in the table below as of December 31, 2018, and the related statements of operations and of changes in net assets for each of the periods indicated in the table below, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the investment divisions in the NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I as of December 31, 2018, and the results of each of their operations and the changes in each of their net assets for the periods indicated in the table below, in conformity with accounting principles generally accepted in the United States of America.

MainStay VP Absolute Return Multi-Strategy Portfolio-Initial Class (1)	Delaware VIP® International Value Equity Series-Standard Class (1)	LVIP SSgA Bond Index Fund-Standard Class (1)
MainStay VP Bond-Initial Class (1)	Delaware VIP® Small Cap Value Series-Standard Class (1)	LVIP SSgA Developed International 150 Fund-Standard Class (1)
MainStay VP Eagle Small Cap Growth-Initial Class (1)	DFA VA Global Bond Portfolio (1)	LVIP SSgA Emerging Markets 100 Fund-Standard Class (1)
MainStay VP Emerging Markets Equity-Initial Class (1)	DFA VA Global Moderate Allocation Portfolio (5)	LVIP SSgA International Index Fund-Standard Class (1)
MainStay VP Epoch U.S. Equity Yield-Initial Class (1)	DFA VA International Small Portfolio (1)	MFS® Global Real Estate Portfolio-Initial Class (1)
MainStay VP Epoch U.S. Small Cap-Initial Class (1)	DFA VA U.S. Large Value Portfolio (1)	MFS® Global Tactical Allocation Portfolio-Initial Class (1)
MainStay VP Fidelity Institutional AM® Utilities-Initial Class (1)	DFA VA U.S. Targeted Value Portfolio (1)	MFS® International Value Portfolio-Initial Class (1)
MainStay VP Floating Rate-Initial Class (1)	DFA VIT Inflation-Protected Securities Portfolio (1)	MFS® Investors Trust Series-Initial Class (1)
MainStay VP Income Builder-Initial Class (1)	Dreyfus IP Technology Growth Portfolio-Initial Shares (1)	MFS® Mid Cap Value Portfolio-Initial Class (1)
MainStay VP IQ Hedge Multi-Strategy-Initial Class (3)	Dreyfus VIF Opportunistic Small Cap Portfolio-Initial Shares (1)	MFS® New Discovery Series-Initial Class (1)
MainStay VP Janus Henderson Balanced-Initial Class (1)	DWS Alternative Asset Allocation VIP-Class A (1)	MFS® Value Series-Initial Class (1)
MainStay VP Large Cap Growth-Initial Class (1)	DWS Global Small Cap VIP-Class A (1)	Morgan Stanley VIF Emerging Markets Debt Portfolio-Class I (1)
MainStay VP MacKay Common Stock-Initial Class (1)	DWS Small Cap Index VIP-Class A (1)	Morgan Stanley VIF Global Infrastructure Portfolio-Class I (1)
MainStay VP MacKay Convertible-Initial Class (1)	DWS Small Mid Cap Value VIP-Class A (1)	Morgan Stanley VIF U.S. Real Estate Portfolio-Class I (1)
MainStay VP MacKay Government-Initial Class (1)	Fidelity® VIP ContrafundSM Portfolio-Initial Class (1)	Neuberger Berman AMT Large Cap Value Portfolio-Class I (1)

Report of Independent Registered Public Accounting Firm (Continued)

MainStay VP MacKay Growth-Initial Class (1)	Fidelity® VIP Emerging Markets Portfolio-Initial Class (2)	Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio-Class I (1)
MainStay VP MacKay High Yield Corporate Bond-Initial Class (1)	Fidelity® VIP Equity-IncomeSM Portfolio-Initial Class (1)	Oppenheimer Capital Appreciation Fund/VA-Non-Service Shares (1)
MainStay VP MacKay International Equity-Initial Class (1)	Fidelity® VIP Freedom 2010 Portfolio-Initial Class (1)	Oppenheimer Total Return Bond Fund/VA-Non-Service Shares (1)
MainStay VP MacKay Mid Cap Core-Initial Class (1)	Fidelity® VIP Freedom 2020 Portfolio-Initial Class (1)	PIMCO VIT Emerging Markets Bond Portfolio-Institutional Class (4)
MainStay VP MacKay S&P 500 Index-Initial Class (1)	Fidelity® VIP Freedom 2030 Portfolio-Initial Class (1)	PIMCO VIT Global Bond Opportunities Portfolio (Unhedged)-Administrative Class (1)
MainStay VP MacKay Small Cap Core-Initial Class (1)	Fidelity® VIP Freedom 2040 Portfolio-Initial Class (1)	PIMCO VIT High Yield Portfolio-Administrative Class (1)
MainStay VP Mellon Natural Resources-Initial Class (1)	Fidelity® VIP Freedom 2050 Portfolio-Initial Class (4)	PIMCO VIT Long-Term U.S. Government Portfolio-Administrative Class (1)
MainStay VP T. Rowe Price Equity Income-Initial Class (1)	Fidelity® VIP Government Money Market Portfolio-Initial Class (1)	PIMCO VIT Low Duration Portfolio-Administrative Class (1)
MainStay VP U.S. Government Money Market-Initial Class (1)	Fidelity® VIP Growth Portfolio-Initial Class (1)	PIMCO VIT Real Return Portfolio-Administrative Class (1)
AB VPS International Value Portfolio-Class A (1)	Fidelity® VIP Index 500 Portfolio-Initial Class (1)	PIMCO VIT Total Return Portfolio-Administrative Class (1)
AB VPS Small/Mid Cap Value Portfolio-Class A (1)	Fidelity® VIP Investment Grade Bond Portfolio-Initial Class (1)	T. Rowe Price Blue Chip Growth Portfolio (1)
Alger SMid Cap Focus Portfolio-Class I-2 (1)	Fidelity® VIP Mid Cap Portfolio-Initial Class (1)	T. Rowe Price Equity Index 500 Portfolio (1)
American Century Investments® VP Inflation Protection Fund-Class II (1)	Fidelity® VIP Overseas Portfolio-Initial Class (1)	T. Rowe Price International Stock Portfolio (1)
American Century Investments® VP Mid Cap Value Fund-Class II (1)	Fidelity® VIP Real Estate Portfolio-Initial Class (1)	T. Rowe Price Limited-Term Bond Portfolio (1)
American Century Investments® VP Value Fund-Class II (1)	Fidelity® VIP Strategic Income Portfolio-Initial Class (1)	T. Rowe Price New America Growth Portfolio (1)
American Funds IS Asset Allocation Fund-Class 1 (1)	Fidelity® VIP Value Portfolio-Initial Class (1)	T. Rowe Price Personal Strategy Balanced Portfolio (1)
American Funds IS Blue Chip Income and Growth Fund-Class 1 (2)	Fidelity® VIP Value Strategies Portfolio-Service Class 2 (1)	Thrivent Small Cap Index Portfolio (2)
American Funds IS Global Bond Fund-Class 1 (1)	Invesco V.I. American Value Fund-Series I Shares (1)	TOPS® Aggressive Growth ETF Portfolio-Class 2 Shares (1)
American Funds IS Global Growth Fund-Class 1 (1)	Invesco V.I. Global Real Estate Fund-Series I Shares (1)	TOPS® Balanced ETF Portfolio-Class 2 Shares (1)
American Funds IS Global Small Capitalization Fund-Class 1 (1)	Invesco V.I. International Growth Fund-Series I Shares (1)	TOPS® Conservative ETF Portfolio-Class 2 Shares (1)
American Funds IS Growth Fund-Class 1 (1)	Invesco V.I. Mid Cap Core Equity Fund-Series I Shares (1)	TOPS® Growth ETF Portfolio-Class 2 Shares (1)
American Funds IS Growth-Income Fund-Class 1 (1)	Janus Henderson Enterprise Portfolio-Institutional Shares (1)	TOPS® Managed Risk Balanced ETF Portfolio-Class 2 Shares (1)

Report of Independent Registered Public Accounting Firm (Continued)

American Funds IS International Fund-Class 1 (1)	Janus Henderson Flexible Bond Portfolio-Institutional Shares (1)	TOPS® Managed Risk Growth ETF Portfolio-Class 2 Shares (1)
American Funds IS New World Fund®-Class 1 (1)	Janus Henderson Forty Portfolio-Institutional Shares (1)	TOPS® Managed Risk Moderate Growth ETF Portfolio-Class 2 Shares (1)
BlackRock® Global Allocation V.I. Fund-Class I (1)	Janus Henderson Global Research Portfolio-Institutional Shares (1)	TOPS® Moderate Growth ETF Portfolio-Class 2 Shares (1)
BlackRock® High Yield V.I. Fund-Class I (1)	Lazard Retirement International Equity Portfolio-Service Shares (1)	VanEck VIP Unconstrained Emerging Markets Bond Fund-Initial Class Shares (1)
ClearBridge Variable Appreciation Portfolio-Class I (2)	Lord Abbett Series Fund Developing Growth Portfolio-Class VC (1)	Victory RS Small Cap Growth Equity VIP Series-Class I Shares (2)
ClearBridge Variable Large Cap Growth Portfolio-Class I (4)	Lord Abbett Series Fund Mid Cap Stock Portfolio-Class VC (1)	Voya MidCap Opportunities Portfolio-Class I (1)
Davis Value Portfolio (1)	LVIP Baron Growth Opportunities Fund-Service Class (1)	Voya Russell™ Mid Cap Index Portfolio-Class I (1)
Delaware VIP® Emerging Markets Series-Standard Class (1)	LVIP Mondrian International Value Fund-Standard Class (1)	Voya Small Company Portfolio-Class I (1)

(1) Statement of operations for the year ended December 31, 2018 and statement of changes in net assets for the years ended December 31, 2018 and 2017
(2) Statement of operations and statement of changes in net assets for the period May 1, 2018 (commencement of operations) through December 31, 2018
(3) Statement of operations and statement of changes in net assets for the period November 30, 2018 (commencement of operations) through December 31, 2018
(4) Statement of operations for the year ended December 31, 2018, and statement of changes in net assets for the year ended December 31, 2018 and the period May 1, 2017 (commencement of operations) through December 31, 2017

(5) Statement of statement of changes in net assets for the period May 1, 2017 (commencement of operations) through December 31, 2017

Basis for Opinions

These financial statements are the responsibility of the New York Life Insurance and Annuity Corporation management. Our responsibility is to express an opinion on the financial statements of each of the investment divisions in the NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to each of the investment divisions in the NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Report of Independent Registered Public Accounting Firm (Continued)

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2018 by correspondence with the transfer agents of the investee mutual funds. We believe that our audits provide a reasonable basis for our opinions.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 21, 2019

We have served as the auditor of one or more of the investment divisions in NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I since 1998.

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
(A wholly-owned subsidiary of
New York Life Insurance Company)

FINANCIAL STATEMENTS
(STATUTORY BASIS)

December 31, 2018, 2017 and 2016

Report of Independent Auditors

To the Board of Directors of New York Life Insurance and Annuity Corporation:

We have audited the accompanying statutory financial statements of New York Life Insurance and Annuity Corporation (the “Company”), which comprise the statutory statements of financial position as of December 31, 2018 and 2017, and the related statutory statements of operations, of changes in capital and surplus, and of cash flows for each of the three years in the period ended December 31, 2018.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the Delaware State Insurance Department. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the Delaware State Insurance Department, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

The effects on the financial statements of the variances between the statutory basis of accounting described in Note 2 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017 T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

1

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the “Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles” paragraph, the financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2018 and 2017, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2018.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in accordance with the accounting practices prescribed or permitted by the Delaware State Insurance Department described in Note 2.

Emphasis of Matter

As disclosed in Note 11 to the financial statements, the Company has entered into significant related party transactions with New York Life Insurance Company and its affiliates. Our opinion is not modified with respect to this matter.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the statutory-basis financial statements taken as a whole. The supplemental schedules of the Company as of December 31, 2018 and for the year then ended are presented to comply with the National Association of Insurance Commissioners’ Annual Statement Instructions and Accounting Practices and Procedures Manual and for purposes of additional analysis and are not a required part of the statutory-basis financial statements. The supplemental schedules are the responsibility of management and were derived from and relate directly to the underlying accounting and other records used to prepare the statutory-basis financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the statutory-basis financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statutory-basis financial statements or to the statutory-basis financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the statutory-basis financial statements taken as a whole.

New York, New York

March 13, 2019

2

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
(A wholly owned subsidiary of New York Life Insurance Company)

STATUTORY STATEMENTS OF FINANCIAL POSITION

	December 31,
	2018	2017
	(in millions)
Assets
Bonds	$84,920	$82,299
Common and preferred stocks	1,327	1,406
Mortgage loans	14,210	13,657
Policy loans	894	867
Limited partnerships and other invested assets	1,320	1,271
Cash, cash equivalents and short-term investments	1,891	2,211
Other investments	479	326
Total cash and invested assets	105,041	102,037
Investment income due and accrued	712	692
Interest in annuity contracts	8,673	8,229
Other assets	566	607
Separate accounts assets	38,466	41,286
Total assets	$153,458	$152,851
Liabilities, capital and surplus
Liabilities:
Policy reserves	94,131	86,310
Deposit funds	1,308	1,176
Policy claims	244	198
Separate accounts transfers due and accrued	(916)	(993)
Obligations under structured settlement agreements	8,673	8,229
Amounts payable under security lending agreements	676	675
Other liabilities	973	1,426
Funds held under coinsurance - affiliated	—	4,015
Interest maintenance reserve	106	154
Asset valuation reserve	1,213	1,189
Separate accounts liabilities	38,464	41,285
Total liabilities	144,872	143,664
Capital and Surplus:
Capital stock - par value $10,000
(20,000 shares authorized,
2,500 issued and outstanding)	25	25
Gross paid in and contributed surplus	3,928	3,928
Unassigned surplus	4,633	5,234
Total capital and surplus	8,586	9,187

Total liabilities, capital and surplus	$153,458	$152,851

See accompanying notes to financial statements.
3

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
(A wholly owned subsidiary of New York Life Insurance Company)

STATUTORY STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2018	2017	2016
	(in millions)
Income
Premiums	$12,301	$13,392	$12,770
Net investment income	4,075	3,934	3,795
Other income	920	900	862
Total income	17,296	18,226	17,427
Benefits and expenses
Benefit payments:
Death benefits	676	463	394
Annuity benefits	3,003	2,799	2,555
Surrender benefits	8,044	6,266	5,805
Other benefit payments	80	60	44
Total benefit payments	11,803	9,588	8,798
Additions to policy reserves	7,626	5,855	5,564
Net transfers to (from) separate accounts	(210)	240	297
Adjustment in funds withheld	(3,886)	189	179
Operating expenses	1,474	1,487	1,420
Total benefits and expenses	16,807	17,359	16,258
Gain from operations before federal and foreign income taxes	489	867	1,169
Federal and foreign income taxes	214	249	279
Net gain from operations	275	618	890
Net realized capital gains (losses), after taxes and transfers to interest maintenance reserve	(8)	34	(112)
Net income	$267	$652	$778

See accompanying notes to financial statements.
4

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
(A wholly owned subsidiary of New York Life Insurance Company)

STATUTORY STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS

	Years Ended December 31,
	2018	2017	2016
	(in millions)
Capital and surplus, beginning of year	$9,187	$8,725	$8,146
Net income	267	652	778
Change in net unrealized capital gains on investments	(73)	100	32
Change in nonadmitted assets	(160)	408	(91)
Change in reserve valuation basis	—	—	(72)
Change in asset valuation reserve	(24)	(137)	(121)
Change in net deferred income tax	153	(282)	54
Dividends to stockholder	(600)	(275)	—
Prior period correction	(169)	—	—
Other adjustments, net	5	(4)	(1)
Capital and surplus, end of year	$8,586	$9,187	$8,725

See accompanying notes to financial statements.
5

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
(A wholly owned subsidiary of New York Life Insurance Company)

STATUTORY STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2018	2017	2016
	(in millions)
Cash flows from operating activities:
Premiums received	$12,279	$13,378	$12,765
Net investment income received	3,783	3,585	3,518
Other	910	899	851
Total received	16,972	17,862	17,134
Benefits and other payments	11,644	9,478	8,783
Net transfers to separate accounts	(293)	302	336
Operating expenses	1,396	1,590	1,379
Federal income taxes	269	288	254
Total paid	13,016	11,658	10,752
Net cash from operating activities	3,956	6,204	6,382
Cash flows from investing activities:
Proceeds from investments sold	2,888	5,287	4,257
Proceeds from investments matured or repaid	10,107	10,985	10,048
Cost of investments acquired	(16,388)	(21,925)	(20,896)
Net change in policy loans	(29)	—	5
Net cash from investing activities	(3,422)	(5,653)	(6,586)
Cash flows from financing and miscellaneous activities:
Dividends to stockholder	(600)	(275)	—
Other miscellaneous uses	(254)	12	(164)
Net cash from financing and miscellaneous activities	(854)	(263)	(164)
Net increase (decrease) in cash, cash equivalents and short-term investments	(320)	288	(368)
Cash, cash equivalents and short-term investments, beginning of year	2,211	1,923	2,291
Cash, cash equivalents and short-term investments, end of year	$1,891	$2,211	$1,923

See accompanying notes to financial statements.
6

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
(A wholly owned subsidiary of New York Life Insurance Company)

STATUTORY STATEMENTS OF CASH FLOWS (supplemental)

	Years Ended December 31,
	2018	2017	2016
	(in millions)
Supplemental disclosures of cash flow information:
Non-cash activities during the year not included in the Statutory Statements of Cash Flows:
Exchange/conversion of bonds to bonds	$563	$336	$418
Capitalized interest on bonds	$136	$136	$143
Depreciation/amortization on fixed assets	$73	$73	$71
Merger/exchange/spinoff of equity investment to equity investment	$19	$26	$13
Transfer of bond investment to other invested assets	$17	$26	$—
Capitalized interest on mortgage loans	$2	$24	$5
Exchange of bonds to stocks	$2	$12	$88
Transfer of mortgage loans to other invested assets	$—	$23	$—
Transfer of other invested assets to stocks	$—	$—	$51
Bond to be announced commitments - purchased/sold	$—	$94	$903
Other	$14	$28	$27

See accompanying notes to financial statements.
7

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
(A wholly-owned subsidiary of New York Life Insurance Company)
NOTES TO STATUTORY FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016
NOTE 1 - NATURE OF OPERATIONS

New York Life Insurance and Annuity Corporation (“the Company”), domiciled in the State of Delaware, is a direct, wholly-owned subsidiary of New York Life Insurance Company (“New York Life”). The Company’s primary business operations are its life and annuity business and its investment management activities. The Company offers a wide variety of interest sensitive and variable life insurance and annuity products to a large cross section of the insurance market. The Company markets its products in all 50 states of the United States of America and the District of Columbia, primarily through New York Life’s career agency force, with certain products also marketed through independent brokers, brokerage general agents and banks.

NOTE 2 - BASIS OF PRESENTATION

The accompanying financial statements have been prepared using accounting practices prescribed or permitted by the Delaware State Insurance Department (“DSID” or “statutory accounting practices”), which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The DSID recognizes only statutory accounting practices prescribed or permitted by the State of Delaware for determining and reporting the financial position and results of operations of an insurance company and for determining its solvency under the Delaware State Insurance Law. The National Association of Insurance Commissioners’ (“NAIC”) Accounting Practices and Procedures Manual (“NAIC SAP”) has been adopted as a component of prescribed or permitted practices by the State of Delaware. Prescribed statutory accounting practices include state laws and regulations. Permitted statutory accounting practices encompass accounting practices that are not prescribed; such practices differ from state to state, may differ from company to company within a state, and may change in the future. The Company has no permitted practices.

Prior Period Correction

The Company determined that it understated reserves dating back to 2014 for a fixed deferred annuity product with guaranteed income benefits. Management evaluated the adjustment and concluded that while the Company's reserves in prior periods were understated, this item was not material to any previously reported annual financial statements. As a result, the Company recorded a prior period correction to reduce surplus by $169 million in 2018, reflecting the cumulative impact for the years 2017 and prior.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES
Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Management is also required to disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results may differ from those estimates.
Bonds

Bonds other than loan-backed and structured securities are stated at amortized cost using the interest method. Bonds in or near default (rated NAIC 6) are stated at the lower of amortized cost or fair value. Refer to Note 9 - Fair Value Measurements, for a discussion of the valuation approach and methods for bonds.

8

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)

SVO-Identified bond Exchange Traded Funds ("ETFs") are stated at fair value and reported as bonds. Refer to Note 9 - Fair Value Measurements, for discussion on the valuation approach and methods for bonds.

Loan-backed and structured securities, which are included in bonds, are valued at amortized cost using the interest method including current assumptions of projected cash flows. Loan-backed and structured securities in or near default (rated NAIC 6) are stated at the lower of amortized cost or fair value. Amortization of premium or accretion of discount from the purchase of these securities considers the estimated timing and amount of cash flows of the underlying loans, including prepayment assumptions based on data obtained from external sources or internal estimates. Projected future cash flows are updated monthly, and the amortized cost and effective yield of the securities are adjusted as necessary to reflect historical prepayment experience and changes in estimated future prepayments. For high credit quality loan-backed and structured securities (those rated AA or above at the date of acquisition), the adjustments to amortized cost are recorded as a charge or credit to net investment income in accordance with the retrospective method. For loan-backed and structured securities that are not of high credit quality (those rated below AA at date of acquisition), certain floating rate securities and securities with the potential for a loss of a portion of the original investment due to contractual prepayments (e.g., interest only securities), the effective yield is adjusted prospectively for any changes in estimated cash flows.

All acquisitions of securities are recorded in the financial statements on a trade date basis except for the acquisitions of private placement bonds, which are recorded on the funding date.

Preferred Stocks

Preferred stocks in “good standing” (NAIC designation of 1 to 3) are valued at amortized cost. Preferred stocks “not in good standing” (NAIC designation of 4 to 6) are valued at the lower of amortized cost or fair value. Refer to Note 9 - Fair Value Measurements, for a discussion of the valuation approach and methods for preferred stocks.

Common Stocks

Common stocks include the Company’s investments in unaffiliated stocks which are carried at fair value. Unrealized gains and losses are reflected in surplus, net of deferred taxes. Refer to Note 9 - Fair Value Measurements, for a discussion of the valuation approach and methods for common stocks.

Other than Temporary Impairments

The cost basis of bonds and equity securities is adjusted for impairments in value that are deemed to be other than temporary. An other-than-temporary loss is recognized in net income when it is anticipated that the amortized cost will not be recovered. Factors considered in evaluating whether a decline in value is other than temporary include: (1) whether the decline is substantial; (2) the duration that the fair value has been less than cost; (3) the financial condition and near-term prospects of the issuer; and (4) the Company’s ability and intent to retain the investment for a period of time sufficient to allow for an anticipated recovery in value.

When a bond (other than loan-backed and structured securities), preferred stock or common stock is deemed other-than-temporarily impaired, the difference between the investments’ amortized cost and its fair value is recognized as a realized loss and reported in net income if the loss is credit related, or deferred in the interest maintenance reserve ("IMR") if interest related for bonds.

For loan-backed and structured securities, the entire difference between the security’s amortized cost and its fair value is recognized in net income only when the Company (1) has the intent to sell the security or (2) it does not have the intent and ability to hold the security to recovery. If neither of these two conditions exists, a realized loss is recognized in net income for the difference between the amortized cost basis of the security and the net present value of projected future cash flows expected to be collected. The net present value is calculated by discounting the Company’s best estimate of projected future cash flows at the effective interest rate implicit in the loan-backed or structured security prior to impairment.

9

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)

The determination of cash flow estimates in the net present value calculation is subjective and methodologies will vary, depending on the type of security. The Company considers all information relevant to the collectability of the security, including past events, current conditions, and reasonably supportable assumptions and forecasts in developing the estimate of cash flows expected to be collected. This information generally includes, but may not be limited to, the remaining payment terms of the security, estimated prepayment speeds, defaults, recoveries upon liquidation of the underlying collateral securing the notes, the financial condition of the issuer(s), credit enhancements and other third-party guarantees. In addition, other information, such as industry analyst reports and forecasts, sector credit ratings, the financial condition of the bond insurer for insured fixed income securities and other market data relevant to the collectability may also be considered, as well as the expected timing of the receipt of insured payments, if any. The estimated fair value of the collateral may be used to estimate recovery value if the Company determines that the security is dependent on the liquidation of the collateral for recovery.

The new cost basis of an impaired security is not adjusted for subsequent increases in estimated fair value. In periods subsequent to the recognition of an other-than-temporary impairment ("OTTI"), the impaired bond security is accounted for as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis may be accreted (or amortized) into net investment income in future periods based on prospective changes in cash flow estimates, to reflect adjustments to the effective yield.

Mortgage Loans

Mortgage loans on real estate are carried at unpaid principal balances, net of discounts, premiums, deferred origination fees, and specific valuation allowances, and are collateralized. Specific valuation allowances are established for the excess carrying value of the mortgage loan over the estimated fair value of the collateral as an unrealized loss in surplus, when it is probable that based on current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Fair value of the collateral is estimated by performing an internal or external current appraisal. If impairment is deemed to be other-than-temporary, which can include a loan modification that qualifies as a troubled debt restructuring (“TDR”), a direct write-down is recognized as a realized loss reported in net income, and a new cost basis for the individual mortgage loan, which is equal to the fair value of the collateral, less costs to obtain and sell, is established. Refer to Note 9 - Fair Value Measurements, for a discussion of the valuation approach and methods for mortgage loans.

The Company accrues interest income on mortgage loans to the extent it is deemed collectible. The Company places loans on non-accrual status, and ceases to recognize interest income when management determines that the collection of interest and repayment of principal is not probable. Any accrued but uncollected interest is reversed out of interest income once a loan is put on non-accrual status. Interest payments received on mortgage loans where interest payments have been deemed uncollectible are recognized on a cash basis and recorded as interest income. If a determination is made that the principal will not be collected, the interest payment received is used to reduce the principal balance. If a mortgage loan has any investment income due and accrued that is 90 days past due and collectible, the investment income will continue to accrue but all accrued interest related to the mortgage loan is reported as a nonadmitted asset, until such time that it has been paid or is deemed uncollectible.

Real Estate

Real estate includes properties that are directly-owned real estate properties and real estate property investments that are directly and wholly-owned through a limited liability company and meet certain criteria. Real estate held for the production of income are stated at cost less accumulated depreciation and encumbrances. Real estate held for sale is stated at the lower of cost less accumulated depreciation or fair value, less encumbrances and estimated costs to sell, which may result in an OTTI recognized as a realized loss in net income. Depreciation of real estate held for the production of income is calculated using the straight-line method over the estimated lives of the assets, generally 40 years. Costs of permanent improvements are depreciated over their estimated useful life.

10

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Policy Loans

Policy loans are stated at the aggregate balance due. The excess of the unpaid balance of a policy loan that exceeds the cash surrender value is nonadmitted.

Limited Partnerships and Limited Liability Companies

Limited partnerships and limited liability companies which have admissible audits are carried at the underlying audited equity of the investee. The financial statements of equity method investees are usually not received sufficiently timely for the Company to apply the equity method at each reporting period. Therefore, the equity pick-up on these investments has been recorded on a one to three-month lag.

The new cost basis of an impaired limited partnership is not adjusted for subsequent increases in the underlying audited equity of the investee. The Company nonadmits the entire investment when an admissible audit is not performed. Dividends and distributions from limited partnerships and limited liability companies, other than those deemed a return of capital, are recorded in net investment income. Undistributed earnings are included in unrealized gains and losses and are reflected in surplus, net of deferred taxes.

Low-Income Housing Tax Credit (“LIHTC”) investments, which are included in limited partnerships and other invested assets, are recorded at proportional amortized cost and include remaining unfunded commitments. The carrying value of the investment is amortized into income in proportion to the actual and projected future amounts of tax credits and deductible losses. The amortization is recorded through net investment income.

Derivative Instruments

Derivative instruments that qualify and are designated for hedge accounting IMR are transferred to the IMR, net of taxes.

Derivative instruments that qualify and are designated for hedge accounting are valued in a manner consistent with the items being hedged. Periodic payments and receipts on these derivatives are recorded on an accrual basis within net investment income for hedges of fixed income securities, other income for hedges of liabilities, and net realized capital gains and losses for hedges of net investments in foreign operations. Net realized gains and losses are recognized upon termination or maturity of these contracts in a manner consistent with the hedged item and when subject to the IMR, are transferred to the IMR, net of taxes.

Derivative instruments that do not qualify or are not designated for hedge accounting are carried at fair value and changes in fair value are recorded in surplus as unrealized gains and losses, net of deferred taxes. Periodic payments and receipts on these derivatives are recorded on an accrual basis within net investment income for hedges of fixed income securities and other income for hedges of liabilities and net realized capital gains and losses for hedges of foreign net investments and credit default swaps. Upon termination or maturity the gains or losses on these contracts are recognized in net realized capital gains and losses, net of taxes. Realized gains or losses on terminated or matured derivatives, which are subject to the IMR, are transferred to the IMR, net of taxes.
Cash, Cash Equivalents and Short-term Investments

Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments that have original maturities of three months or less at date of purchase and are carried at amortized cost. Cash and cash equivalents also include money market mutual funds which are stated at fair value. Short-term investments consist of securities with remaining maturities of one year or less, but greater than three months at the time of acquisition and are carried at amortized cost, which approximates fair value.

11

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset Valuation Reserve

The asset valuation reserve ("AVR") is used to stabilize surplus from fluctuations in the market value of bonds, stocks, mortgage loans, real estate, limited partnerships and other investments. Changes in the AVR are accounted for as direct increases or decreases in surplus. The IMR captures interest related realized gains and losses on sales (net of taxes) of bonds, preferred stocks mortgage loans, interest related other-than-temporary impairments (net of taxes) and realized gains or losses (net of taxes) on terminated interest rate related derivatives which are amortized into net income over the expected years to maturity of the investments sold or the item being hedged using the grouped method. An interest related other-than-temporary impairment occurs when the Company has the intent to sell an investment, at the reporting date, before recovery of the cost of the investment. For loan-backed and structured securities, the non-interest related other-than-temporary impairment is booked to the AVR, and the interest related portion to the IMR.
Loaned Securities and Repurchase Agreements
The Company enters into securities lending agreements whereby certain investment securities are loaned to third-parties. Securities loaned are treated as financing arrangements. With respect to securities loaned, in order to reduce the Company’s risk under these transactions, the Company requires initial cash collateral equal to 102% of the fair value of domestic securities loaned. The Company records an offsetting liability in amounts payable under security lending agreements. The Company monitors the fair value of securities loaned with additional collateral obtained as necessary. The borrower of the loaned securities is permitted to sell or repledge those securities.

The Company enters into dollar roll repurchase agreements to sell and repurchase securities. Assets to be repurchased are the same, or substantially the same, as the assets sold. The Company agrees to sell securities at a specified price and repurchase the securities at a lower price. The Company receives cash in the amount of the sales proceeds and establishes a liability equal to the repurchase amount. The difference between the sale and repurchase amounts represents deferred income which is earned over the life of the agreement. The liability for repurchasing the assets is included in other liabilities.

The Company enters into tri-party reverse repurchase agreements to purchase and resell short-term securities. The Company receives securities as collateral, having a fair value at least equal to 102% of the purchase price paid by the Company for the securities and the Company’s designated custodian takes possession of this collateral. The Company is not permitted to sell or repledge these securities. The collateral is not recorded on the Company’s financial statements. However, if the counterparty defaults, the Company would then exercise its rights with respect to the collateral, including a sale of the collateral. The fair value of the securities held as collateral is monitored daily and additional collateral is obtained, where appropriate, to protect against credit exposure. The Company records the amount paid for securities purchased under agreements to resell in cash, cash equivalents and short-term investments.
Premiums and Related Expenses
Life premiums are recognized as revenue when due. Annuity considerations are recognized as revenue when received. Commissions and other costs associated with acquiring new business are charged to operations as incurred. Amounts received or paid under deposit type contracts without mortality or morbidity risk are not reported as income or benefits but are recorded directly as an adjustment to the liability for deposit funds.
Net Investment Income
Income from investments, including amortization of premium, accrual of discount and similar items, is recorded within net investment income, unless otherwise stated herein.

12

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Policy Reserves
Policy reserves are based on mortality tables and valuation interest rates, which are consistent with statutory requirements and are designed to be sufficient to provide for contractual benefits. The Company holds reserves greater than those developed under the minimum statutory reserving rules when the valuation actuary determines that the minimum statutory reserves are inadequate. Actual results could differ from these estimates and may result in the establishment of additional reserves. The valuation actuary monitors actual experience and, where circumstances warrant, revises assumptions and the related estimates for policy reserves. Refer to Note 12 - Insurance Liabilities, for discussion of reserves in excess of minimum NAIC requirements.
Federal Income Taxes
Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to such estimates from prior years. Deferred federal income tax assets (“DTAs”) and deferred federal income tax liabilities (“DTLs”) are recognized for expected future tax consequences of temporary differences between statutory and taxable income. Temporary differences are identified and measured using a balance sheet approach whereby statutory and tax balance sheets are compared. Changes in DTAs and DTLs are recognized as a separate component of surplus (except for the net deferred tax asset related to unrealized gains, which is included in unrealized gains and losses). Net DTAs are admitted to the extent permissible under NAIC SAP. Gross DTAs are reduced by a statutory valuation allowance, if it is more likely than not that some portion or all of the gross DTA will not be realized. The Company is required to establish a tax loss contingency if it is more likely than not that a tax position will not be sustained. The amount of the contingency reserve is management’s best estimate of the amount of the original tax benefit that could be reversed upon audit, unless the best estimate is greater than 50% of the original tax benefit, in which case the reserve is equal to the entire tax benefit.

The Company is a member of an affiliated group, which files a consolidated federal income tax return with New York Life. The consolidated income tax provision or benefit is allocated among the members of the group in accordance with a tax allocation agreement. This tax allocation agreement provides that the Company computes its share of the consolidated tax provision or benefit, in general, on a separate company basis, and may, where applicable, include the tax benefits of operating or capital losses utilizable in the New York Life's consolidated returns. Intercompany tax balances are settled quarterly on an estimated basis with a final settlement occurring within 30 days of the filing of the consolidated tax return. Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to such estimates from prior years.

On December 22, 2017, the Tax Cuts and Jobs Act (“TCJA”) was signed into law, making significant changes to the U.S. Internal Revenue Code ("IRC").

On February 8, 2018, the NAIC issued Interpretation 18-01 ("INT 18-01") to address the reporting and updating of estimates that companies are required to reflect as various accounting adjustments in their financial statements as a result of the TCJA. This guidance provides that, although some accounting computations may be considered complete, other accounting computations or assessments may be considered incomplete when the financial statements are filed. As such, for those items which are incomplete but for which a reasonable estimate can be made, those amounts should be recorded as provisional in the financial statements not to extend beyond one year of the TCJA enactment date of December 22, 2017. See Note 16 - Income Taxes for additional information on the TCJA and the INT 18-01 provisional amounts.
Separate Accounts
The Company has established both non-guaranteed and guaranteed separate accounts with varying investment objectives which are segregated from the Company’s general account and are maintained for the benefit of separate accounts policyholders. Assets held in non-guaranteed separate accounts are stated at market value. Assets held in guaranteed separate accounts are carried at the same basis as the general account up to the value of policyholder reserves and at fair value thereafter.

13

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)

The liability for separate accounts represents policyholders’ interests in the separate accounts assets, excluding liabilities representing due and accrued transfers to the general account. The liability for non-guaranteed separate accounts represents policyholders’ interests in the separate accounts assets, including accumulated net investment income and realized and unrealized gains and losses on those assets. For the guaranteed separate accounts, the liability represents amounts due to policyholders pursuant to the terms of the contract.
Other Assets and Liabilities
Other assets primarily consist of net DTAs and other receivables.

Other liabilities primarily consist of payable to parent, derivative liabilities, amounts payable for undelivered securities and reinsurance payables.
Nonadmitted Assets
Under statutory accounting practices, certain assets are designated as nonadmitted assets and are not included in the accompanying Statutory Statements of Financial Position since these assets are not permitted by the DSID to be taken into account in determining the Company’s financial condition.

Nonadmitted assets typically include agents’ debit balances, DTAs not realizable within three years, and receivables over ninety days past due. Changes to nonadmitted assets are reported as a direct adjustment to surplus in the accompanying Statutory Statements of Changes in Surplus.
Fair Value of Financial Instruments and Insurance Liabilities
Fair value of various assets and liabilities are included throughout the notes to the financial statements. Specifically, fair value disclosure of investments held is reported in Note 6 - Investments. Fair values for derivative instruments are included in Note 7 - Derivative Instruments and Risk Management. Fair values for insurance liabilities are reported in Note 12 - Insurance Liabilities. The aggregate fair value of all financial instruments summarized by type is included in Note 9 - Fair Value Measurements.
Contingencies
Amounts related to contingencies are accrued if it is probable that a liability has been incurred and an amount is reasonably estimable.

At the inception of a guarantee, the Company recognizes an initial liability at fair value for the obligations it has undertaken, regardless of the probability of performance under the guarantee.
Foreign Currency Transactions
For foreign currency items, income and expenses are translated at the average exchange rate for the period, while assets and liabilities are translated using the spot rate in effect at the date of the statements. Changes in the asset and liability values due to fluctuations in foreign currency exchange rates are recorded as unrealized capital gains and losses in surplus until the asset is sold or exchanged or the liability is settled. Upon settlement, previously recorded unrealized capital gains and losses are reversed, and the foreign exchange gain or loss for the entire holding period is recorded as a realized capital gain or loss in net income.

14

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS

NOTE 4 - BUSINESS RISKS AND UNCERTAINTIES

The Company is exposed to an array of risks, including, but not limited to, regulatory actions, financial risk, risks associated with its investments and operational risk, including cyber security.

The Company is regulated by the insurance departments of the states and territories where it is licensed to do business. Although the federal government does not directly regulate the business of insurance, federal legislation and administrative policies can significantly and adversely affect the insurance industry and the Company. The Company is unable to predict whether any administrative or legislative proposals, at either the federal or state level, will be adopted in the future, or the effect, if any, such proposals would have on the Company.

The Company's insurance liabilities and assets under management are exposed to market risk, policyholder behavior risk and mortality/longevity risk. Market volatility and other equity market conditions may affect the Company’s exposure to risks related to guaranteed death benefits and guaranteed living benefits on variable products. Furthermore, the level of sales of the Company’s insurance and investment products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets, and terms and conditions of competing products.

The Company is exposed to the risks normally associated with an investment portfolio, which include interest rate, liquidity, credit and counterparty risks. The Company controls its exposure to these risks by, among other things, closely monitoring and managing the duration and cash flows of its assets and liabilities, maintaining a large percentage of its portfolio in highly liquid securities, engaging in a disciplined process of underwriting, reviewing and monitoring credit risk, and by devoting significant resources to develop and periodically update its risk management policies and procedures.

The Company relies on technology systems and solutions to conduct business and to retain, store and manage confidential information. The failure of the Company’s technology systems and solutions, or those of a vendor, for any reason has the potential to disrupt its operations, result in the loss of customer business, damage the Company’s reputation, and expose the Company to litigation and regulatory action, all of which could adversely impact its profitability.

NOTE 5 - RECENT ACCOUNTING PRONOUNCEMENTS

Changes in Accounting Principles

Accounting changes adopted to conform to the provisions of NAIC SAP or other state prescribed accounting practices are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is generally reported as an adjustment to unassigned surplus in the period of the change in accounting principle. Generally, the cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods. There were no significant accounting changes in 2018 or 2017.

In 2017, the NAIC adopted revisions to Statement of Statutory Accounting Practice ("SSAP") 37 “Mortgage Loans.” The revisions clarify the types of mortgage loan transactions that qualify for accounting and reporting under SSAP 37 in instances where the reporting entity is not the only lender in a mortgage loan transaction. The revisions also incorporate additional disclosures. The adoption of these revisions did not have an impact on the Company’s statement of financial positions or results of operations. New disclosures related to the adoption of this guidance are included in Note 6 - Investments.

In 2016, the NAIC adopted revisions to SSAP 103 “Transfers and Servicing of Financial Assets.” The revisions incorporate new required disclosures for repurchase and reverse repurchase transactions with an effective date of December 31, 2017. New disclosures related to the adoption of this guidance are included in Note 6 - Investments.

15

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS

NOTE 5 - RECENT ACCOUNTING PRONOUNCEMENTS (continued)

Future Adoption of New Accounting Pronouncement
In 2016, the NAIC announced that enough states had passed the new standard valuation law to make the Principle Based Reserving ("PBR") valuation manual operative for individual life products. Under PBR, companies will hold reserves at the higher of the three basis; a) the formulaic reserve using prescribed factors or b) the reserve computed under a single economic scenario using justified company experience assumptions which consists of mortality, expenses and policyholder behavior among other assumptions or c) the reserve based on a wide range of future economic conditions using justified company experience assumptions which consists of mortality, expenses and policyholder behavior among other assumptions. Products passing certain specified exclusion tests may be exempt from the calculation of reserves under b) and/or c) above. Insurers are allowed to voluntarily adopt the new standard on a prospective basis to insurance policies issued on or after January 1, 2017. The new standard is mandatory for policies issued on or after January 1, 2020. The Company is assessing the impact of this guidance on its financial statements.

NOTE 6 - INVESTMENTS

Bonds
The carrying value and estimated fair value of bonds at December 31, 2018 and 2017, by maturity, were as follows (in millions):

	2018		2017
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Due in one year or less	$4,523	$4,540	$3,759	$3,804
Due after one year through five years	24,938	24,904	23,810	24,349
Due after five years through ten years(1)	31,247	30,718	30,750	31,508
Due after ten years	24,212	24,376	23,980	25,610
Total	$84,920	$84,538	$82,299	$85,271
(1) Includes an affiliated bond issued by Madison Capital Funding LLC (“MCF”). Refer to Note 11 - Related Party Transactions for a more detailed discussion of related party investments.

Corporate bonds are shown based on contractual maturity. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage and asset-backed securities ("ABS") are not due at a single maturity date and therefore are shown based on the expected cash flows of the underlying loans, which includes estimates of anticipated future prepayments.

In addition to the information disclosed above, short-term investments with a carrying value of $8 million and $15 million at December 31, 2018 and 2017, respectively, and cash equivalents with a carrying value of $2,056 million and $2,280 million at December 31, 2018 and 2017, respectively are due in one year or less. Carrying value approximates fair value for these investments.

16

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 6 - INVESTMENTS (continued)

At December 31, 2018 and 2017, the distribution of gross unrealized gains and losses on bonds were as follows (in millions):

	2018
	Carrying Value	Unrealized Gains	Unrealized Losses	Estimated Fair Value
U.S. governments	$5,731	$194	$135	$5,790
All other governments	314	22	2	334
U.S. special revenue and special assessment	15,451	585	280	15,756
Industrial and miscellaneous unaffiliated	61,515	787	1,554	60,748
Parent, subsidiaries, and affiliates	1,909	1	—	1,910
Total	$84,920	$1,589	$1,971	$84,538

	2017
	Carrying Value	Unrealized Gains	Unrealized Losses	Estimated Fair Value
U.S. governments	$6,161	$280	$84	$6,357
All other governments	298	29	1	326
U.S. special revenue and special assessment	14,664	843	128	15,379
Industrial and miscellaneous unaffiliated	59,301	2,194	276	61,219
Parent, subsidiaries, and affiliates	1,875	115	—	1,990
Total	$82,299	$3,461	$489	$85,271

Common and Preferred Stocks

The carrying value of and change in unrealized gains (losses) generated by common and preferred stocks at December 31, 2018, 2017 and 2016 were as follows (in millions):

	2018		2017		2016
	Carrying Value	Change in Unrealized Gains (Losses)	Carrying Value	Change in Unrealized Gains (Losses)	Carrying Value	Change in Unrealized Gains (Losses)
Common stocks	$1,315	$(142)	$1,393	$117	$1,079	$46
Preferred stocks	12	—	13	—	11	—
Total	$1,327	$(142)	$1,406	$117	$1,090	$46
Mortgage Loans
The Company’s mortgage loans are diversified by property type, location and borrower, and are collateralized. The maximum and minimum lending rates for new commercial mortgage loans funded during 2018 were 8.4% and 3.4% and funded during 2017 were 10.6% and 2.6%, respectively. The maximum percentage of any one commercial loan to the value of the collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages was 92.4% (average percentage was 52.7% and 52.4% at December 31, 2018 and 2017, respectively). The maximum percentage of any residential loan to the value of the collateral at the time of the loan was 80% (average percentage was 49.3% and 43.4% at December 31, 2018 and 2017, respectively). The Company has no significant credit risk exposure to any one individual borrower.

17

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 6 - INVESTMENTS (continued)

The majority of the Company's commercial mortgage loans were held in a form of participations with the carrying value of $14,088 million and $13,520 million at December 31, 2018 and 2017, respectively. These loans were originated or acquired by New York Life. For residential mortgages, the carrying value of participations with New York Life are $2 million and $5 million at December 31, 2018 and 2017 respectively. Refer to Note 11- Related Party Transactions for more details.

At December 31, 2018 and 2017, the distribution of the mortgage loan portfolio by property type and geographic location were as follows ($ in millions):

	2018		2017
	Carrying Value	% of Total	Carrying Value	% of Total
Property Type:
Apartment buildings	$4,597	32.4%	$4,049	29.6%
Office buildings	4,150	29.2	3,995	29.3
Retail facilities	3,364	23.7	3,615	26.5
Industrial	1,866	13.1	1,718	12.6
Hotels	202	1.4	216	1.6
Residential	24	0.2	35	0.3
Other	6	—	30	0.2
Total	$14,210	100.0%	$13,657	100.0%

	2018		2017
	Carrying Value	% of Total	Carrying Value	% of Total
Geographic Location:
South Atlantic	$3,562	25.1%	$3,396	24.9%
Central	3,520	24.8	3,338	24.4
Middle Atlantic	3,030	21.3	2,852	20.9
Pacific	2,916	20.5	2,830	20.7
New England	1,183	8.3	1,155	8.5
Other	—	—	86	0.6
Total	$14,210	100.0%	$13,657	100.0%

At December 31, 2018 and 2017, $3 million and $4 million, respectively, of mortgage loans were past due 90 days and over.

The Company maintains a watchlist of commercial loans that may potentially be impaired. The general guidelines analyzed to include commercial loans within the watchlist are loan-to-value ratio (“LTV”), asset performance such as debt service coverage ratio, lease rollovers, income/expense hurdles, major tenant or borrower issues, the economic climate, and catastrophic events, among others. Loans placed on the watchlist generally take priority in being revalued in the Company’s inspection/evaluation commercial loan program that revalues properties securing commercial loans. The guideline for analyzing residential loans occurs once a loan is 60 or more days delinquent. At that point, an appraisal or broker’s price opinion of the underlying asset is obtained.

18

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 6 - INVESTMENTS (continued)

Fair value of the collateral for commercial mortgages (excluding credit loans) over $5 million is updated triennially, unless a more current appraisal is warranted. Commercial mortgages less than $5 million have an on-site inspection performed by an external inspection service every 3 years. If the loan is determined to be troubled, the loan is more frequently monitored as to its status. LTV, which is based on collateral values, is deemed as one of the key mortgage loan indicators to assess credit quality and to assist in identifying problem loans. At December 31, 2018 and 2017, LTVs on the Company’s mortgage loans were as follows (in millions):

	2018
Loan to Value % (By Class)	Apartment Buildings	Office Buildings	Retail Facilities	Industrial	Hotels	Residential	Other	Total
Above 95%	$—	$—	$—	$—	$—	$—	$—	$—
91% to 95%	—	—	—	—	—	—	—	—
81% to 90%	—	43	—	—	—	—	—	43
71% to 80%	491	—	126	—	—	3	—	620
below 70%	4,106	4,108	3,238	1,866	202	21	6	13,547
Total	$4,597	$4,151	$3,364	$1,866	$202	$24	$6	$14,210

	2017
Loan to Value % (By Class)	Apartment Buildings	Office Buildings	Retail Facilities	Industrial	Hotels	Residential	Other	Total
Above 95%	$—	$—	$—	$—	$—	$—	$—	$—
91% to 95%	—	—	—	—	—	—	—	—
81% to 90%	—	43	—	—	—		—	43
71% to 80%	253	32	161	4	—	5	—	455
below 70%	3,796	3,920	3,454	1,714	216	29	30	13,159
Total	$4,049	$3,995	$3,615	$1,718	$216	$34	$30	$13,657

At December 31, 2018 and 2017, impaired mortgage loans were as follows (in millions):

	2018
Type	Impaired Loans with Allowance for Credit Losses	Related Allowance	Impaired Loans Without Allowance for Credit Losses	Average Recorded Investment	Interest Income Recognized	Interest Income on a Cash Basis During the Period
Residential	$—	$—	$3	$3	$—	$—
Commercial	—	—	—	—	—	—
Total	$—	$—	$3	$3	$—	$—

	2017
Type	Impaired Loans with Allowance for Credit Losses	Related Allowance	Impaired Loans Without Allowance for Credit Losses	Average Recorded Investment	Interest Income Recognized	Interest Income on a Cash Basis During the Period
Residential	$—	$—	$4	$5	$—	$—
Commercial	—	—	—	5	—	—
Total	$—	$—	$4	$10	$—	$—

19

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 6 - INVESTMENTS (continued)

Real Estate
At December 31, 2018 and 2017, the carrying value of the Company’s real estate portfolio which is included in Other investments in the accompanying Statutory Statements of Financial Position, consisted of the following (in millions):

	2018	2017
Investment property	$56	$56
Acquired through foreclosure	1	1
Total real estate	$57	$57

At December 31, 2018 and 2017, the Company had $1 million and $1 million, respectively, of real estate that was held for sale, which consisted of residential properties acquired through foreclosure.
Limited Partnerships and Other Invested Assets
The carrying value of limited partnerships and other invested assets at December 31, 2018 and 2017 consisted of the following (in millions):

	2018	2017
Affiliated non-insurance subsidiaries	$630	$600
Limited partnerships and limited liability companies(1)	503	475
Other invested assets	121	109
LIHTC investments	66	87
Total limited partnerships and other invested assets	$1,320	$1,271

(1) At December 31, 2018 and 2017, the Company had $3 million and $12 million, respectively, of investments in limited partnerships and limited liability companies that were nonadmitted, and therefore, excluded from the amounts.

Net investment income (loss) and change in unrealized gains for limited partnerships and other invested assets for the years ended December 31, 2018, 2017 and 2016 consisted of the following (in millions):

	2018		2017		2016
	Net Investment Income (Loss)	Unrealized Gains	Net Investment Income (Loss)	Unrealized Gains	Net Investment Income (Loss)	Unrealized Gains
Limited partnerships and limited liability companies	$4	$—	$39	$9	$22	$12
Affiliated non-insurance subsidiaries	77	29	63	28	56	33
Other invested assets	6	—	5	1	6	—
LIHTC investments	(16)	—	(36)	—	(32)	—
Total limited partnerships and other invested assets	$71	$29	$71	$38	$52	$45
Limited partnerships and limited liability companies primarily consist of limited partnership interests in mezzanine funds, wind energy investments, and other equity investments. Distributions, other than those deemed a return of capital, are recorded as Net investment income in the accompanying Statutory Statements of Operations. Undistributed earnings are included in unrealized gains and losses in surplus.

20

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 6 - INVESTMENTS (continued)

Affiliated non-insurance subsidiaries consist of the Company's equity investment in MCF. Refer to Note 11 - Related Party Transactions for more details. Dividends are recorded in Net investment income in the accompanying Statutory Statements of Operations when declared and changes in the equity of subsidiaries are recorded in unrealized gains and losses in surplus.

Other invested assets consist primarily of other investments with characteristics of debt. Interest earned on these investments is included in Net investment income in the accompanying Statutory Statements of Operations.

The Company receives tax credits related to its investments in LIHTC partnerships. The Company’s unexpired tax credits on its investments in LIHTC expire within a range of 1 year to 11 years. During 2018 and 2017, the Company recorded amortization on these investments under the proportional amortized cost method of $16 million and $36 million, respectively. The Company recorded tax credits and other tax benefits on these investments of $26 million, $34 million, and $42 million for 2018, 2017 and 2016, respectively. The minimum holding period required for the Company’s LIHTC investments extends from 1 years to 13 years. The LIHTC investments are periodically subject to regulatory reviews by housing authorities where the properties are located. The Company is not aware of any adverse issues related to such regulatory reviews The Company's investment in LIHTC partnerships includes $11 million and $17 million of unfunded commitments at December 31, 2018 and 2017, respectively.
Assets on Deposit or Pledged as Collateral
At December 31, 2018 and 2017, the Company’s restricted assets (including pledged collateral) were as follows ($ in millions):

	2018
	Gross (Admitted and Nonadmitted) Restricted				Percentage
Restricted Asset Category	Total General Account (G/A)	Total From Prior Year	Increase (Decrease)	Total Admitted Restricted	Gross (Admitted and Non-admitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$675	$675	$—	$675	0.44%	0.44%
Subject to reverse repurchase agreements	220	223	(3)	220	0.14%	0.14%
Letter stock or securities restricted as to sale - excluding Federal Home Loan Bank (“FHLB”) capital stock	19	7	12	19	0.01%	0.01%
FHLB capital stock	28	26	2	28	0.02%	0.02%
On deposit with states	3	4	(1)	3	0.00%	0.00%
Total restricted assets	$945	$935	$10	$945	0.61%	0.62%

21

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 6 - INVESTMENTS (continued)

	2017
	Gross (Admitted and Nonadmitted) Restricted				Percentage
Restricted Asset Category	Total General Account (G/A)	Total From Prior Year	Increase (Decrease)	Total Admitted Restricted	Gross (Admitted and Non-admitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$675	$675	$—	$675	0.44%	0.44%
Subject to reverse repurchase agreements	223	298	(75)	223	0.15%	0.15%
Letter stock or securities restricted as to sale - excluding FHLB capital stock	7	15	(8)	7	0.00%	0.00%
FHLB capital stock	26	24	2	26	0.02%	0.02%
On deposit with states	4	4	—	4	0.00%	0.00%
Total restricted assets	$935	$1,016	$(81)	$935	0.61%	0.61%

Loaned Securities and Repurchase Agreements
The Company participates in securities lending programs whereby securities, which are included in investments, are loaned to third parties for the purpose of enhancing income on securities held through reinvestment of cash collateral received upon lending. For securities lending transactions, the Company requires initial collateral, usually in the form of cash, equal to 102% of the fair value of domestic securities loaned. The borrower of the loaned securities is permitted to sell or repledge those securities. At December 31, 2018 and 2017, the Company recorded cash collateral received under these agreements of $675 million, and established a corresponding liability for the same amount, which is included in Amounts payable under security lending agreements in the accompanying Statutory Statements of Financial Position. For securities lending transactions, the carrying value of securities classified as bonds and on loan at December 31, 2018 was $685 million, with a fair value of $659 million. At December 31, 2017, the carrying value was $638 million, with a fair value of $660 million. The reinvested collateral is reported in bonds, cash equivalent and short-term investments in the accompanying Statutory Statements of Financial Position. The total fair value of all reinvested collateral positions was $687 million and $684 million at December 31, 2018 and 2017, respectively.

The Company participates in dollar repurchase agreements to sell and repurchase securities. The purchaser of the securities is permitted to sell or repledge those securities. The liability for repurchasing the assets is included in Borrowed money in the accompanying Statutory Statements of Financial Position. At December 31, 2018 and 2017, the Company was not a party to any dollar repurchase agreements in the general and separate accounts.

At December 31, 2018, the carrying value and fair value of securities held under agreements to purchase and resell was $220 million, which were classified as tri-party reverse repurchase agreements and included with Cash, cash equivalents and short-term investments in the accompanying Statutory Statements of Financial Position. The securities had a weighted average maturity of two days and a weighted average yield of 2.9%. At December 31, 2017, the carrying value and fair value of securities held under agreements to purchase and resell was $223 million, which were classified as tri-party reverse repurchase agreements and included with Cash, cash equivalents and short-term investments in the accompanying Statutory Statements of Financial Position. The securities had a weighted average maturity of four days and a weighted average yield of 1.4%.

22

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 6 - INVESTMENTS (continued)

Collateral Received
At December 31, 2018 and 2017, assets received as collateral are reflected within the accompanying Statutory Statements of Financial Position, along with a liability to return such collateral were as follows ($ in millions):

	2018
Cash Collateral Assets	Book/Adjusted Carrying Value	Fair Value	% Total Assets (Admitted and Nonadmitted)	% Total Admitted Assets
Securities lending	$675	$675	0.6%	0.6%
Derivatives	307	307	0.3	0.3
Total	$982	$982	0.9%	0.9%

	2017
Cash Collateral Assets	Book/Adjusted Carrying Value	Fair Value	% Total Assets (Admitted and Nonadmitted)	% Total Admitted Assets
Securities lending	$675	$675	0.6%	0.6%
Derivatives	203	203	0.2	0.2
Total	$878	$878	0.8%	0.8%

Cash received on securities lending transactions and repurchase agreements is then reinvested in short-term investments and bonds with various maturities.

	2018		2017
Recognized Liability to Return Collateral	Amount	% Total Liabilities	Amount	% Total Liabilities
Amounts payable under securities lending agreements	$675	0.6%	$675	0.7%
Other liabilities (derivatives)	302	0.3	174	0.2
Separate accounts liabilities (derivatives)	5	—	29	—
Total	$982	0.9%	$878	0.9%

23

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 6 - INVESTMENTS (continued)

Composition of Collateral Received
The following table presents the term and amounts of cash collateral received under general account securities lending agreements at December 31, 2018 and 2017 (in millions):

	2018
	Remaining Contractual Maturity of the Agreements
	Open	30 days or less	31 to 60 days	61 to 90 days	Greater than 90 days	Total
US. Treasury	$58	$—	$—	$—	$—	$58
U.S. government corporation and agencies	38	—	—	—	—	38
Foreign governments	5	—	—	—	—	5
U.S. corporate	471	—	—	—	—	471
Foreign corporate	103	—	—	—	—	103
Non-agency ABS	—	—	—	—	—	—
Total general account securities lending transactions	$675	$—	$—	$—	$—	$675

	2017
	Remaining Contractual Maturity of the Agreements
	Open	30 days or less	31 to 60 days	61 to 90 days	Greater than 90 days	Total
US. Treasury	$394	$—	$—	$—	$—	$394
U.S. government corporation and agencies	12	—	—	—	—	12
Foreign governments	5	—	—	—	—	5
U.S. corporate	226	—	—	—	—	226
Foreign corporate	38	—	—	—	—	38
Non-agency ABS	—	—	—	—	—	—
Total general account securities lending transactions	$675	$—	$—	$—	$—	$675

At December 31, 2018 and 2017, there were no separate account securities cash collateral received under securities lending agreements.

24

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 6 - INVESTMENTS (continued)

Reinvestment of Collateral Received
The following tables present the term and aggregate fair value of all securities acquired from the reinvestment of all collateral received at December 31, 2018 and 2017 (in millions):

	2018		2017
	General Account Securities Lending		General Account Securities Lending
Period to Maturity	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Open	$—	$—	$—	$—
30 days or less	448	448	409	409
31 to 60 days	25	25	31	31
61 to 90 days	5	5	5	5
91 to 120 days	—	—	—	—
121 to 180 days	11	11	14	14
181 to 365 days	40	40	19	19
1 to 2 years	85	85	77	77
2 to 3 years	62	62	93	94
Greater than 3 years	11	11	35	35
Total collateral reinvested	$687	$687	$683	$684

To help manage the mismatch of maturity dates between the security lending transactions and the related reinvestment of the collateral received, the Company invests in highly liquid assets.
Insurer Self-Certified Securities
The following represents securities for which the Company does not have all the information required for the NAIC to provide an NAIC designation, but for which the Company is receiving timely payments of principal and interest. These securities are referred to as "5GI Securities" ($ in millions):

General Account	2018			2017
Investments	Number of 5GI Securities	Carrying Value	Estimated Fair Value	Number of 5GI Securities	Carrying Value	Estimated Fair Value
Bonds	2	$3	$1	—	$—	$—
Loan-backed and structured securities	3	5	5	2	54	54
Total	5	$8	$6	2	$54	$54

The Company did not have any 5GI securities in its separate accounts at December 31, 2018 and 2017.
Wash Sales
In the course of the Company’s investment management activities, securities may be sold and purchased within 30 days of the sale date to meet individual portfolio objectives and to achieve the ongoing rebalancing of exposure.

25

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 6 - INVESTMENTS (continued)

The details by NAIC designation of 3 or below, or unrated, of securities sold during the years ended December 31, 2018 and 2017 (there were none during 2016), and reacquired within 30 days of the sale date are as follows ($ in millions):

2018
Description	NAIC Designation	Number of Transactions	Book Value of Securities Sold	Cost of Securities Repurchased	Realized Gains (Losses)
Bonds	NAIC 3	—	$—	$—	$—
Bonds	NAIC 4	4	1	1	—
Bonds	NAIC 5	1	—	—	—
Bonds	NAIC 6	—	—	—	—
Preferred stock	NAIC 3	1	—	—	—
Preferred stock	NAIC 4	—	—	—	—
Preferred stock	NAIC 5	—	—	—	—
Preferred stock	NAIC 6	—	—	—	—
Common stock		497	70	72	3
		503	$71	$73	$3

2017
Description	NAIC Designation	Number of Transactions	Book Value of Securities Sold	Cost of Securities Repurchased	Realized Gains (Losses)
Bonds	NAIC 3	2	$3	$3	$—
Bonds	NAIC 4	1	1	1	—
Bonds	NAIC 5	4	2	1	—
Bonds	NAIC 6	—	—	—	—
Preferred stock	NAIC 3	1	1	1	—
Preferred stock	NAIC 4	—	—	—	—
Preferred stock	NAIC 5	—	—	—	—
Preferred stock	NAIC 6	—	—	—	—
Common stock		455	53	52	4
		463	$60	$58	$4

NOTE 7 - DERIVATIVE INSTRUMENTS AND RISK MANAGEMENT

The Company uses derivative instruments to manage interest rate, equity, and currency risk. These derivative instruments include foreign currency forwards, interest rate and equity options, interest rate futures, interest rate, inflation, and foreign currency swaps. The Company does not engage in derivative instrument transactions for speculative purposes.

The Company may enter into exchange-traded futures and over-the-counter (“OTC”) derivative instruments. Exchange traded derivatives are executed through regulated exchanges and require daily posting of initial and variation margin. The Company is exposed to credit risk resulting from default of the exchange.

26

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS

NOTE 7 - DERIVATIVE INSTRUMENTS AND RISK MANAGEMENT (continued)

OTC derivatives may either be cleared through a clearinghouse (“OTC-cleared”) or transacted between the Company and a counterparty under bilateral agreements (“OTC-bilateral”). Similar to exchange traded futures, OTC-cleared derivatives require initial and daily variation margin collateral postings. When transacting OTC-cleared derivatives, the Company is exposed to credit risk resulting from default of the clearinghouse and/or default of the Futures Commission Merchant (e.g. clearinghouse agent).

When transacting OTC-bilateral derivatives, the Company is exposed to the potential default of its OTC-bilateral counterparty. The Company deals with a large number of highly rated OTC-bilateral counterparties, thus limiting its exposure to any single counterparty. The Company has controls in place to monitor credit exposures of OTC-bilateral counterparties by limiting transactions within specified dollar limits and continuously assessing the creditworthiness of its counterparties. The Company uses master netting agreements and adjusts transaction levels, when appropriate, to minimize risk. The Company’s policy is to not offset amounts for derivatives executed with the same counterparty under the same master netting agreement with the associated collateral.

Credit risk is managed by entering into transactions with creditworthy counterparties and obtaining collateral where appropriate. All of the net credit exposure for the Company from derivative contracts is with investment-grade counterparties. For OTC-cleared and exchange traded derivatives, the Company obtains collateral through variation margin which is adjusted daily based on the parties’ net derivative position.

For OTC-bilateral derivatives, the Company obtains collateral in accordance with the terms of credit support annexes ("CSAs") negotiated as part of the master agreements entered into with most OTC-bilateral counterparties. The CSA defines the terms under which collateral is transferred between the parties in order to mitigate credit risk arising from “in the money” derivative positions. The CSA requires that an OTC-bilateral counterparty post collateral to secure its anticipated derivative obligation, taking into account netting arrangements. In addition, certain of the Company’s contracts require that if the Company’s (or its counterparty’s) credit rating were to fall below a specified rating assigned by a credit rating agency, the other party could request immediate payout on all transactions under the contracts or full collateralization of the positions thereunder. Cash collateral is invested in short-term investments The aggregate fair value of all OTC-bilateral derivative instruments with credit-risk-related contingent features that are in a net liability position at December 31, 2018 was $2 million, for which the Company has posted collateral with a fair value of $2 million. If the credit contingent features had been triggered at December 31, 2018, the Company estimates that it would not have had to post additional collateral for either a one notch downgrade in the Company’s credit rating or for a downgrade that would trigger full collateralization.

The Company may be exposed to credit-related losses in the event that an OTC-bilateral counterparty fails to perform its obligations under its contractual terms. In contractual arrangements with OTC-bilateral counterparties that do not include netting provisions, in the event of default, credit exposure is limited to the positive fair value of derivatives at the reporting date. In contractual arrangements with OTC-bilateral counterparties that include netting provisions, in the event of default, credit exposure is limited to the net fair value, if positive, of all derivatives at the reporting date. At December 31, 2018, the Company held collateral for derivatives of $325 million, including $23 million of securities. Fair value of derivatives in a net asset position, net of collateral, was $1 million at December 31, 2018.
Interest Rate Risk Management
The Company enters into various types of interest rate derivatives primarily to minimize exposure to fluctuations in interest rates on assets and liabilities held by the Company.

Interest rate swaps are used by the Company to hedge interest rate risk for individual and portfolios of assets. Interest rate swaps are agreements with other parties to exchange, at specified intervals, the difference between interest amounts calculated by reference to an agreed upon notional value. Generally, no cash is exchanged at the onset of the contract and no principal payments are made by either party. The Company does not act as an intermediary or broker in interest rate swaps.

Interest rate (Treasury) futures are used by the Company to manage duration of the Company's fixed income portfolio. Interest rate futures are exchange traded contracts to buy or sell a bond at a specific price at a future date.

27

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS

NOTE 7 - DERIVATIVE INSTRUMENTS AND RISK MANAGEMENT (continued)

Interest rate options are used by the Company to hedge the risk of increasing interest rates on policyholder liabilities. Under these contracts, the Company will receive payments from counterparties should an agreed upon interest rate level be reached and payments will continue to increase under the option contract until an agreed upon interest rate ceiling, if applicable.
Currency Risk Management
The primary purpose of the Company’s foreign currency hedging activities is to protect the value of foreign currency denominated assets from the risk of changes in foreign exchange rates.

Foreign currency swaps are agreements with other parties to exchange, at specified intervals, principal and interest in one currency for the same in another, at a fixed exchange rate, which is generally set at inception and calculated by reference to an agreed upon notional value. Generally, only principal payments are exchanged at the onset and the end of the contract.

Foreign currency forwards involve the exchange of foreign currencies at a specified future date and at a specified price. No cash is exchanged at the time the agreement is entered into.
Equity Risk Management
The Company purchases equity put options to minimize exposure to the equity risk associated with guarantees on certain underlying policyholder liabilities. There are upfront fees paid related to option contracts at the time the agreements are entered into.
Hedge Effectiveness
To qualify for hedge accounting, the hedge relationship is designated and formally documented at inception detailing the particular risk management objective and strategy for the hedge, including the item and risk that is being hedged, the derivative that is being used, and how effectiveness is assessed.

A derivative must be highly effective in accomplishing the objective of offsetting either changes in fair value or cash flows for the risk being hedged. The Company formally assesses effectiveness of its hedging relationships both at hedge inception and on an ongoing basis in accordance with its risk management policy. The hedging relationship is considered highly effective if the changes in fair value or discounted cash flows of the hedging instrument are within 80-125% of the inverse changes in the fair value or discounted cash flows of the hedged item.

The Company discontinues hedge accounting prospectively if: (1) it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item, (2) the derivative expires or is sold, terminated, or exercised, (3) it is probable that the forecasted transaction for which the hedge was entered into will not occur, or (4) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

The Company did not have any cash flow hedges of forecasted transactions except for cash flow hedges related to payments of variable interest on existing financial instruments, for the years ended December 31, 2018 and 2017.

28

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS

NOTE 7 - DERIVATIVE INSTRUMENTS AND RISK MANAGEMENT (continued)

The following tables present the notional amount, gross fair value and carrying value of derivative instruments that are qualifying and designated for hedge accounting, by type of hedge designation, and those that are not designated for hedge accounting at December 31, 2018 and 2017 (in millions):

	2018
	Primary Risk Exposure	Notional Amount(1)	Fair Value(2)		Carrying Value(3)
Derivative Type			Asset	Liability	Asset	Liability
Derivatives qualifying and designated:
Cash flow hedges:
Foreign currency swaps	Currency	$68	$13	$—	$14	$—
Interest rate swaps	Interest	12	3	—	—	—
Total derivatives qualifying and designated		80	16	—	14	—
Derivatives not designated:
Foreign currency forwards	Currency	195	3	—	3	—
Foreign currency swaps	Currency	3,227	309	42	309	42
Futures	Interest	18	—	—	—	—
Equity options	Equity	652	33	—	33	—
Interest rate options	Interest	44,773	32	—	32	—
Interest rate swaps	Interest	2,754	27	62	27	62
Total derivatives not designated		51,619	404	104	404	104
Total derivatives		$51,699	$420	$104	$418	$104
(1) Notional amount of derivative instruments provides a measure of involvement in these types of transactions and generally does not represent the amount exchanged between the parties engaged in the transaction.
(2) For a discussion of valuation methods for derivative instruments refer to Note 9 - Fair Value Measurements.
(3) The carrying value of derivatives in an asset position is reported within other investments and the carrying value of derivatives in a liability position is reported within other liabilities in the accompanying Statutory Statements of Financial Position.

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NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS

NOTE 7 - DERIVATIVE INSTRUMENTS AND RISK MANAGEMENT (continued)

	2017
	Primary Risk Exposure	Notional Amount(1)	Fair Value(2)		Carrying Value(3)
Derivative Type			Asset	Liability	Asset	Liability
Derivatives qualifying and designated:
Cash Flow Hedges:
Foreign currency swaps	Currency	$68	$9	$—	$9	$—
Interest rate swaps	Interest	12	3	—	—	—
Total derivatives qualifying and designated		80	12	—	9	—
Derivatives not designated:
Foreign currency forwards	Currency	117	1	1	1	1
Foreign currency swaps	Currency	2,594	162	83	162	83
Futures	Interest	14	—	—	—	—
Equity options	Equity	652	32	—	32	—
Interest rate options	Interest	11,048	4	—	4	—
Interest rate swaps	Interest	3,208	28	24	28	24
Total derivatives not designated		17,633	227	108	227	108
Total derivatives		$17,713	$239	$108	$236	$108
(1) Notional amount of derivative instruments provides a measure of involvement in these types of transactions and generally does not represent the amount exchanged between the parties engaged in the transaction.
(2) For a discussion of valuation methods for derivative instruments refer to Note 9 - Fair Value Measurements.
(3) The carrying value of derivatives in an asset position is reported within other investments and the carrying value of derivatives in a liability position is reported within other liabilities in the accompanying Statutory Statements of Financial Position.
Cash Flow Hedges
The Company’s cash flow hedges primarily include hedges of floating rate securities and foreign currency denominated assets. Derivative instruments used in cash flow hedges that meet criteria indicating that they are highly effective are valued and reported in a manner that is consistent with the hedged asset.

The Company designates and accounts for the following as qualified cash flow hedges: (1) interest rate swaps used to convert floating rate investments to fixed rate investments; (2) foreign currency swaps used to hedge the foreign currency cash flow exposure of foreign currency denominated investments.

The following table presents the effects of derivatives in cash flow hedging relationships for the years ended December 31, 2018, 2017 and 2016 (in millions):

	Surplus(1)			Net Realized Capital Gains (Losses)			Net Investment Income
Derivative Type	2018	2017	2016	2018	2017	2016	2018	2017	2016
Foreign currency swaps	$5	$(1)	$(16)	$—	$(4)	$10	$1	$1	1
Interest rate swaps	—	—	—	—	—	—	—	—	1
Total	$5	$(1)	$(16)	$—	$(4)	$10	$1	$1	$2
(1) The amount of gain (loss) recognized in surplus is reported as a change in net unrealized losses on investments in the accompanying Statutory Statements of Changes in Surplus.

30

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS

NOTE 7 - DERIVATIVE INSTRUMENTS AND RISK MANAGEMENT (continued)

Derivatives Not Designated
The following table summarizes the surplus and net income impact on derivative instruments not designated for hedge accounting for the years ended December 31, 2018, 2017 and 2016 (in millions):

	Surplus(1)			Net Realized Capital Gains (Losses)			Net Investment Income
Derivative Type	2018	2017	2016	2018	2017	2016	2018	2017	2016
Equity options	$9	$(15)	$3	$—	$—	$(6)	$(7)	$(7)	(10)
Foreign currency forwards	3	(5)	3	9	(5)	1	—	—	—
Foreign currency swaps	187	(239)	127	3	10	(9)	35	30	26
Futures	—	—	—	(1)	—	—	—	—	—
Interest rate options	(2)	(3)	13	—	—	—	(13)	(8)	(15)
Interest rate swaps	(39)	5	(7)	(27)	—	—	10	19	21
Total	$158	$(257)	$139	$(16)	$5	$(14)	$25	$34	$22
(1) The amount of gain (loss) recognized in surplus is reported as a change in net unrealized gains (losses) on investments in the accompanying Statutory Statements of Changes in Surplus.

NOTE 8 - SEPARATE ACCOUNTS
Separate Accounts Activity
The Company utilizes separate accounts to record and account for assets and liabilities for particular lines of business and/or transactions. The Company reported separate accounts assets and liabilities from the following product lines/transactions into separate accounts:

•	Variable universal life (“VUL”) insurance products guaranteed

•	VUL insurance products non-guaranteed

•	Variable annuity (“VA”) products non-guaranteed

•	Universal life (“UL”) insurance products guaranteed

In accordance with the domiciliary state procedures for approving items within the separate accounts, the separate accounts classification of the following items are supported by a specific state statute:

The separate accounts are subject to Section 2932 of the Delaware Insurance Code and the regulations there under. Assets of guaranteed separate accounts are invested in accordance with the provisions of Chapter 13 of the Delaware Insurance Code.

All items that were permitted for separate accounts reporting were supported by state statute.

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NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS

NOTE 8 - SEPARATE ACCOUNTS (continued)

The assets legally and not legally insulated from the general account at December 31, 2018 and 2017 are attributed to the following products/transactions (in millions):

	2018		2017
Product/Transaction	Legally Insulated Assets	Separate Accounts Assets (Not Legally Insulated)(1)	Legally Insulated Assets	Separate Accounts Assets (Not Legally Insulated)(2)
VUL insurance products guaranteed	$195	$6	$240	$9
VUL insurance products non-guaranteed	6,913	3	7,424	1
VA products non-guaranteed	25,348	33	27,637	30
UL insurance products guaranteed	5,960	8	5,904	41
Total	$38,416	$50	$41,205	$81

(1) Separate accounts assets classified as not legally insulated support $33 million of remittances and items not allocated and other transfers to the general account due or accrued (net), $1 million of payable for securities, $10 million of derivatives, $5 million of other liabilities and $1 million of surplus.
(2) Separate accounts assets classified as not legally insulated support $30 million of remittances and items not allocated and other transfers to the general account due or accrued (net), $11 million of payable for securities, $36 million of derivatives, $3 million of other liabilities and $1 million of surplus.
Guaranteed Separate Accounts
The Company maintains four guaranteed separate accounts for universal life insurance policies and one guaranteed separate accounts for a private placement variable universal life policy, with assets of $6,169 million and $6,195 million at December 31, 2018 and 2017, respectively. These accounts provide a guarantee of principal and interest with a market value adjustment imposed upon certain surrenders. A transfer adjustment charge is imposed upon certain transfers. Interest rates on these contracts may be adjusted periodically. The assets of these separate accounts are stated at amortized cost up to the value of policyholder reserves and at fair value thereafter. Certain derivatives not qualifying for hedge accounting are stated at fair value.
Non-Guaranteed Separate Accounts
The Company maintains non-guaranteed separate accounts for its VA and VUL products, some of which are registered with the Securities and Exchange Commission. Assets in non-guaranteed separate accounts were $32,297 million and $35,092 million at December 31, 2018 and 2017, respectively. The assets of these separate accounts represent investments in shares of New York Life sponsored MainStay VP Funds Trust and other non-proprietary insurance-dedicated funds.

Certain of these variable contracts have guaranteed minimum death benefit (“GMDB”) and guaranteed minimum accumulation benefit (“GMAB”) features that are guaranteed by the assets of the general account.

To compensate the general account for the risk taken, the separate accounts have paid risk charges as follows for the past five years (in millions):

Year	Amount
2018	$54
2017	$51
2016	$49
2015	$46
2014	$39

32

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS

NOTE 8 - SEPARATE ACCOUNTS (continued)

The general account of the Company made payments toward separate accounts guarantees as follows for the past five years (in millions):

Year	Amount
2018	$7
2017	$7
2016	$9
2015	$7
2014	$4

The general account holds reserves on these guarantees. Refer to Note 12 - Insurance Liabilities, for discussion of GMAB and GMDB reserves.

Information regarding the separate accounts of the Company for the years ended December 31, 2018 and 2017 is as follows (in millions):

	2018
	Non-Indexed Guarantee Less than / Equal to 4%	Non-Indexed Guarantee More than 4%	Non-Guaranteed Separate Accounts	Total
Premiums, considerations or deposits	$8	$—	$1,911	$1,919
Reserves at 12/31:
For accounts with assets at:
Fair value	$—	$—	$31,382	$31,382
Amortized cost	5,663	485	—	6,148
Total reserves	$5,663	$485	$31,382	$37,530
By withdrawal characteristics:
With fair value adjustment	$5,663	$485	$—	$6,148
At fair value	—	—	31,382	31,382
Total reserves	$5,663	$485	$31,382	$37,530

	2017
	Non-Indexed Guarantee Less than / Equal to 4%	Non-Indexed Guarantee More than 4%	Non-Guaranteed Separate Accounts	Total
Premiums, considerations or deposits	$6	$—	$1,942	$1,948
Reserves at 12/31:
For accounts with assets at:
Fair value	$—	$—	$34,098	$34,098
Amortized cost	5,658	476	—	6,134
Total reserves	$5,658	$476	$34,098	$40,232
By withdrawal characteristics:
With fair value adjustment	$5,658	$476	$—	$6,134
At fair value	—	—	34,098	34,098
Total reserves	$5,658	$476	$34,098	$40,232

33

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS

NOTE 8 - SEPARATE ACCOUNTS (continued)

The following is a reconciliation of net transfers to (from) the general account to the separate accounts (in millions):

	2018	2017	2016
Transfers as reported in the Separate Accounts Statement:
Transfers to separate accounts	$1,918	$1,948	$1,477
Transfers from separate accounts	(2,128)	(1,705)	(1,176)
Net transfers to (from) separate accounts	(210)	243	301
Reconciling adjustment:
Reinsurance ceded	—	(3)	(4)
Net transfers as reported in the Company’s
Statutory Statements of Operations	$(210)	$240	$297

NOTE 9 - FAIR VALUE MEASUREMENTS

The Company's financial assets and liabilities carried at fair value have been classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100, "Fair Value Measurements". Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This guidance establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.

The levels of the fair value hierarchy are based on the inputs to the valuation as follows:

Level 1
Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. Active markets are defined as a market in which many transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2
Observable inputs other than level 1 prices, such as quoted prices in active markets for similar assets or liabilities; quoted prices in markets that are not active for identical or similar assets or liabilities, or other model driven inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Valuations are generally obtained from third-party pricing services for identical or comparable assets or liabilities or through the use of valuation methodologies using observable market inputs.

Level 3
Instruments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions in pricing the asset or liability. Pricing may also be based upon broker quotes that do not represent an offer to transact. Prices are determined using valuation methodologies such as option pricing models, discounted cash flow models and other similar techniques. Non-binding broker quotes, which are utilized when pricing service information is not available, are reviewed for reasonableness based on the Company’s understanding of the market, and are generally considered Level 3. To the extent the internally developed valuations use significant unobservable inputs, they are classified as Level 3.

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NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 9 - FAIR VALUE MEASUREMENTS (continued)

Determination of Fair Value
The Company has an established and well-documented process for determining fair value. Security pricing is applied using a hierarchy approach whereby publicly available prices are first sought from nationally recognized third-party pricing services. For most private placement securities, the Company applies a matrix-based pricing methodology, which uses spreads derived from third-party benchmark bond indices. For private placement securities that cannot be priced through these processes, the Company uses internal models and calculations. All other securities are submitted to independent brokers for prices. The Company performs various analyses to ascertain that the prices represent fair value. Examples of procedures performed include, but are not limited to, back testing recent trades, monitoring trading volumes, and performing variance analysis of monthly price changes using different thresholds based on asset type. The Company also performs an annual review of all third-party pricing services. During this review, the Company obtains an understanding of the process and sources used by the pricing service to ensure that they maximize the use of observable inputs, the pricing service’s frequency of updating prices, and the controls that the pricing service uses to ensure that their prices reflect market assumptions. The Company also selects a sample of securities and obtains a more detailed understanding from each pricing service regarding how they derived the price assigned to each security. Where inputs or prices do not reflect market participant assumptions, the Company will challenge these prices and apply different methodologies that will enhance the use of observable inputs and data. The Company may use non-binding broker quotes or internal valuations to support the fair value of securities that go through this formal price challenge process.
In addition, the Company has a pricing committee that provides oversight over the Company’s prices and fair value process for securities. The committee is comprised of representatives from the Company’s Investment Management group, Controller’s, Compliance and Security Operations. The committee meets quarterly and is responsible for the review and approval of the Company’s valuation procedures. The committee is also responsible for the review of pricing exception reports as well as the review of significant inputs used in the valuation of assets that are valued internally.

The following tables present the carrying amounts and estimated fair value of the Company’s financial instruments at December 31, 2018 and 2017 (in millions):

	2018
	Fair Value	Carrying Value		Level 1		Level 2		Level 3		NAV as a Practical Expedient		Not Practicable
Assets:
Bonds	$84,538	$84,920		$51		$81,405		$3,082		$—		$—
Preferred stocks	21	12		—		—		21		—		—
Common stocks(1)	1,315	1,315		1,227		—		37		51		—
Mortgage loans	14,183	14,210		—		—		14,183		—		—
Cash, cash equivalents and short-term investments	1,891	1,891		86		1,805		—		—		—
Derivatives	420	418		—		388		32		—		—
Derivatives collateral	3	3		—		3		—		—		—
Other invested assets(1)	209	187		—		96		113		—		—
Investment income due and accrued	712	712		—		712		—		—		—
Separate accounts assets	38,466	38,466		32,035		5,284		874		273		—
Total assets	$141,758	$142,134		$33,399		$89,693		$18,342		$324		$—
Liabilities:
Annuities certain	$942	$940	—	$—	—	$—	—	$942	—	$—	—	$—
Derivatives	104	104		—		104		—		—		—
Derivatives collateral	302	302		—		302		—		—		—
Amounts payable under securities lending agreements	676	676		—		676		—		—		—
Separate accounts liabilities - derivatives	17	11		—		11		6		—		—
Total liabilities	$2,041	$2,033		$—		$1,093		$948		$—		$—
(1)Excludes investments accounted for under the equity method.

35

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 9 - FAIR VALUE MEASUREMENTS (continued)

	2017
	Fair Value	Carrying Value	Level 1	Level 2	Level 3	Not Practicable
Assets:
Bonds	$85,271	$82,299	$—	$82,096	$3,175	$—
Preferred stocks	19	13	—	2	17	—
Common stocks(1)	1,393	1,393	1,354	7	32	—
Mortgage loans	13,939	13,657	—	—	13,939	—
Cash, cash equivalents and short-term investments	2,211	2,211	151	2,060	—	—
Derivatives	239	236	—	235	4	—
Derivatives collateral	22	22	—	22	—	—
Other invested assets(1)	228	196	—	89	139	—
Investment income due and accrued	692	692	—	692	—	—
Separate accounts assets	41,475	41,286	34,893	5,535	1,047	—
Total assets	$145,489	$142,005	$36,398	$90,738	$18,353	$—
Liabilities:
Annuities certain	$868	$837	$—	$—	$868	$—
Derivatives	108	108	—	108	—	—
Derivatives collateral	174	174	—	174	—	—
Amounts payable under securities lending agreements	675	675	—	675	—	—
Separate accounts liabilities - derivatives	36	36	—	36	—	—
Total liabilities	$1,861	$1,830	$—	$993	$868	$—
(1)Excludes investments accounted for under the equity method.
Bonds
Bonds reported as Level 1 represent investments in certain exchange traded funds, which are allowed to be reported as bonds per the SVO instructions. These assets are priced based on unadjusted quoted prices in an active market. Securities priced using a pricing service are generally classified as Level 2. The pricing service generally uses an income-based valuation approach using a discounted cash-flow model or it may use a market approach by looking at recent trades of a specific security to determine fair value on public securities or a combination of the two. Typical inputs used by these pricing services include, but are not limited to: benchmark yields, reported trades, issuer spreads, bids, offers, benchmark securities, estimated cash flows and prepayment speeds.

Private placement securities are primarily priced using a market approach such as a matrix-based pricing methodology, which uses spreads derived from third-party benchmark bond indices. Specifically, the Barclays Investment Grade Corporate Index is used for investment-grade securities and the Citi High Yield Cash Index is used for below investment-grade securities. These indices are two widely recognized, reliable and well regarded benchmarks by participants in the financial services industry, which represent the broader U.S. public bond markets. The spreads derived from each matrix are adjusted for liquidity. The liquidity premium is standardized and based on market transactions.

Certain private placement securities that cannot be priced using the matrix pricing described above, are priced by an internally developed discounted cash flow model or are priced based on internal calculations. The model uses observable inputs with a discount rate based off spreads of comparable public bond issues, adjusted for liquidity, rating and maturity. The Company assigns a credit rating for private placement securities based upon internal analysis. The liquidity premium is usually based on market transactions. These securities are classified as Level 2.

36

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 9 - FAIR VALUE MEASUREMENTS (continued)

For some of the private placement securities priced through the model, the liquidity adjustments may not be based on market data, but rather, calculated internally. If the impact of the liquidity adjustment, which usually requires the most judgment, is not significant to the overall value of the security, the security is still classified as Level 2. If it is deemed to be significant, the security is classified as Level 3.

The valuation techniques for most Level 3 bonds are generally the same as those described in Level 2. However, if the investments are less liquid or are lightly traded, there is generally less observable market data, and therefore these investments will be classified as Level 3. Circumstances where observable market data are not available may include events such as market illiquidity and credit events related to the security. In addition, certain securities are priced based upon internal valuations using significant unobservable inputs. If a security could not be priced by a third-party vendor or through internal pricing models, broker quotes are received and reviewed by each investment analyst. These inputs may not be observable. Therefore, Level 3 classification is determined to be appropriate.

Included in bonds is an affiliated bond from MCF with a carrying value and a fair value of $1,909 million at December 31, 2018, and a carrying value of $1,875 million and a fair value of $1,989 million at December 31, 2017. The fair value of this security is calculated internally and may include inputs that may not be observable. Therefore, this security is classified as Level 3.
Preferred Stocks
Preferred stocks valued using prices from third-party pricing services generally use a discounted cash flow model or a market approach to arrive at the security's fair value and are classified as Level 2. Preferred stocks classified as Level 3 are valued based on internal valuations where significant inputs are deemed to be unobservable.
Common Stocks
These securities are mostly comprised of exchange traded U.S. and foreign common stock and mutual funds. The fair value of these securities is primarily based on unadjusted quoted prices in active markets that are readily and regularly available and are classified as Level 1. Common stocks priced through an internal valuation where significant inputs are deemed to be unobservable, including securities issued by government organizations where fair value is fixed, are classified as Level 3. For common stocks that do not have a readily available fair value, NAV is used as a practical expedient.
Mortgage Loans
The estimated fair value of mortgage loans is determined using an income approach, based upon the present value of the expected cash flows discounted at an interpolated treasury yield plus a spread. The spread is based on management’s judgment and assumptions and it takes into account property type, LTV and remaining term of each loan. The spread is a significant component of the pricing inputs. These investments are classified as Level 3.
Cash, Cash Equivalents, Short-term Investments and Investment Income Due and Accrued
Cash on hand and money market mutual funds are classified as Level 1. Cash overdrafts (i.e. outstanding checks) are classified as Level 2. Due to the short-term maturities of cash equivalents, short-term investments, and investment income due and accrued, carrying value approximates fair value and are classified as Level 2.
Derivatives
The fair value of derivative instruments is generally derived using valuation models that use an income approach, except for derivatives that are exchange-traded, which are valued using quoted prices in an active market. Where valuation models are used, the selection of a particular model depends upon the contractual terms of, and specific risks inherent in the instrument, as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation model inputs include contractual terms, yield curves, foreign exchange rates, equity prices, credit curves, measures of volatility, and other factors. Exchange traded derivatives are valued using a market approach as fair value is based on quoted prices in an active market and are classified as Level 1. OTC derivatives that trade in liquid markets, where model inputs are observable for substantially the full term, are classified

37

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 9 - FAIR VALUE MEASUREMENTS (continued)

as Level 2. Derivatives that are valued based upon models with any significant unobservable market inputs or inputs from less actively traded markets, or where the fair value is solely derived using broker quotations, are classified as Level 3.
Derivatives Collateral
The carrying value of these instruments approximates fair value since these assets and liabilities are generally short-term in nature.
Other Invested Assets
Other invested assets are principally comprised of LIHTC investments and other investments with characteristics of debt. The fair value of LIHTC investments is derived using an income valuation approach, which is based on a discounted cash flow calculation using a discount rate that is determined internally and therefore classified as Level 3 (refer to Note 6 - Investments, for details on LIHTC investments). The fair value of the investments with debt characteristics is derived using an income valuation approach, which is based on discounted cash flow calculations that may or may not use observable inputs.
Separate Accounts Assets
Separate accounts assets reported as Level 1 in the fair value hierarchy are mostly comprised of exchange traded funds, common stocks and actively traded open-end mutual funds with a daily net asset value (“NAV”). The NAV can be observed by redemption and subscription transactions between third parties, or may be obtained from third-party asset managers. Common stocks are generally traded on an exchange. Separate accounts assets reported as Level 2 relate to investments in U.S. government and treasury securities, corporate bonds and mortgage-backed securities. These separate accounts assets are valued and assigned within the fair value hierarchy, consistent with the methodologies described herein for similar financial instruments held within the general account of the Company.

The separate accounts also invest in limited partnerships and hedge fund investments. These investments are valued based on the latest NAV received.

The following tables provide additional information for investments that are measured at fair value using NAV as a practical expedient, as allowed under authoritative guidance, for investments that meet specified criteria (in millions):

2018
Category of Investment	Investment Strategy	Fair Value Determined using NAV	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Hedge fund	Multi-strategy	$249	$—	Quarterly, Monthly	180 days or less
Hedge fund	Sector investing	23	—	Monthly	30 days
Hedge fund	Long/short equity	1	—	Monthly	30 days
Mutual funds	Multi-strategy, global allocation	51	—	Quarterly, Weekly	5 days - 45 days (Assets subject to lock up periods)
		$324	$—

38

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 9 - FAIR VALUE MEASUREMENTS (continued)

2017
Category of Investment	Investment Strategy	Fair Value Determined using NAV		Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Hedge fund	Multi-strategy	$232		$—	Quarterly, Monthly	180 days or less
Hedge fund	Sector investing	23		—	Monthly	30 days
Hedge fund	Long/short equity	2		—	Monthly	30 days
Mutual funds	Multi-strategy, global allocation	7		—	Quarterly, Weekly	5 days - 45 days (Assets subject to lock up periods)
		$264	(1)	$—
(1) The total fair value determined using NAV at December 31, 2017 included Level 2 and Level 3 investments of $75 million and $182 million, respectively.
Annuities Certain
Fair values for annuities certain liabilities are estimated using discounted cash flow calculations based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.
Borrowed Money
Borrowed money consists of a financing arrangement. The carrying value of the financing arrangement approximates fair value.
Amounts Payable Under Securities Lending Agreements
Amounts due under securities lending consists of cash collateral received under securities lending agreements. Due to the short-term nature of the transactions, the carrying value approximates fair value.
Separate Accounts Liabilities – Derivatives
For separate accounts derivative instruments, fair value is determined using the same procedures as the general account disclosed above.

39

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 9 - FAIR VALUE MEASUREMENTS (continued)

The following tables represent the balances of assets and liabilities measured at fair value at December 31, 2018 and 2017 (in millions):

	2018
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV as a Practical Expedient	Total
Assets at fair value
Bonds
U.S. corporate	$—	$6	$—	$—	$6
Non-agency RMBS	—	1	—	—	1
Non-agency ABS	—	3	21	—	24
Total bonds	—	10	21	—	31
Common stocks	1,227	—	37	51	1,315
Derivatives	—	372	32	—	404
Separate accounts assets	32,025	3	3	273	32,304
Total assets at fair value	$33,252	$385	$93	$324	$34,054
Liabilities at fair value
Derivatives	$—	$104	$—	$—	$104
Separate accounts liabilities - derivatives(1)	—	5	—	—	5
Total liabilities at fair value	$—	$109	$—	$—	$109
(1) Separate accounts contract holder liabilities are not included in the table as they are reported at contract value and not fair value in the Company’s statutory financial statements.

	2017
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets at fair value
Bonds
U.S. corporate	$—	$6	$—	$6
Non-agency RMBS	—	—	—	—
Non-agency ABS	—	—	1	1
Total bonds	—	6	1	7
Common stocks	1,354	7	32	1,393
Derivatives	—	223	4	227
Separate accounts assets	34,836	77	184	35,097
Total assets at fair value	$36,190	$313	$221	$36,724
Liabilities at fair value
Derivatives	$—	$108	$—	$108
Separate accounts liabilities - derivatives(1)	—	7	—	7
Total liabilities at fair value	$—	$115	$—	$115
(1) Separate accounts contract holder liabilities are not included in the table as they are reported at contract value and not fair value in the Company’s statutory financial statements.

40

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 9 - FAIR VALUE MEASUREMENTS (continued)

The tables below present a reconciliation of Level 3 assets and liabilities for the years ended December 31, 2018 and 2017 (in millions):

	2018
	Balance at 1/1	Transfers into Level 3	Transfers out of Level 3	Total Gains (Losses) Included in Net Income	Total Gains (Losses) Included in Surplus	Purchases	Issuances	Sales	Settlements	Balance at 12/31
Bonds:
Non-agency ABS	$1	$20	$(1)	$—	$(3)	$6	$—	$—	$(2)	$21
Total bonds	1	20	(1)	—	(3)	6	—	—	(2)	21
Common stocks	32	3	(3)	(1)	5	4	—	(3)	—	37
Derivatives	4	—	(1)	(13)	(2)	44	—	—	—	32
Separate accounts assets	184	—	—	(2)	3	—	—	—	—	185
Total	$221	$23	$(5)	$(16)	$3	$54	$—	$(3)	$(2)	$275

	2017
	Balance at 1/1	Transfers into Level 3	Transfers out of Level 3	Total Gains (Losses) Included in Net Income	Total Gains (Losses) Included in Surplus	Purchases	Issuances	Sales	Settlements	Balance at 12/31
Bonds:
Non-agency ABS	$2	$—	$(1)	$—	$—	$—	$—	$—	$—	$1
Total bonds	2	—	(1)	—	—	—	—	—	—	1
Common stocks	28	3	—	2	(1)	3	—	(4)	—	32
Derivatives	15	—	—	(8)	(3)	—	—	—	—	4
Separate accounts assets	223	—	—	10	—	6	—	(55)	—	184
Total	$268	$3	$(1)	$4	$(4)	$9	$—	$(59)	$—	$221

Transfers Between Levels
Transfers between levels may occur due to changes in valuation sources, or changes in the availability of market observable inputs, which generally are caused by changes in market conditions such as liquidity, trading volume or bid-ask spreads or as a result of a security measured at amortized cost at the beginning of the period, but measured at estimated fair value at the end of the period, or vice versa due to a ratings downgrade or upgrade.
Transfers between Levels 1 and 2
During the years ended December 31, 2018 and 2017, there were no transfers between Levels 1 and 2.
Transfers into and out of Level 3
The Company’s basis for transferring assets and liabilities into and out of Level 3 is based on changes in the observability of data, a change in the security’s measurement.

Transfers into Level 3 totaled $23 million for the year ended December 31, 2018, which primarily relates to $20 million of non-agency asset-backed securities which were measured at amortized cost at the beginning of the period and measured at fair value at the end of the period, and common stock securities of $3 million that had a level change from 1 to 3. Transfers out of Level 3 totaled $5 million, which primarily relates to common stock securities of $3 million that had a level change from 3 to 1 and a non-agency asset-backed security of $1 million that had a level change from 3 to 2.

41

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 9 - FAIR VALUE MEASUREMENTS (continued)

Transfers into Level 3 totaled $3 million for the year ended December 31, 2017, which primarily relates to common stock securities that were moved from Level 1 to Level 3 due to the limited market observability on certain inputs used in the valuation model. Transfers out of Level 3 totaled $1 million, which primarily relates to non-agency residential mortgage-backed securities & non-agency asset-backed securities that were measured at fair value at the beginning of the period and measured at amortized cost at the end of the period.

There were no liabilities measured at fair value at December 31, 2018 and 2017.

The tables below present quantitative information on significant internally priced Level 3 assets at December 31, 2018 and 2017 ($ in millions):

	2018
	Fair Value (in millions)	Valuation Techniques	Unobservable Input	Range	Weighted Average
Common stocks	$6	Market comparable	Revenue multiple	6.1x	N/A

	2017
	Fair Value (in millions)	Valuation Techniques	Unobservable Input	Range	Weighted Average
Non-agency ABS	$1	Discounted cash flow	Discount rate	9.9	9.9%
Common stocks	$1	Market comparable	Revenue multiple	4.4x	N/A

The following is a description of the sensitivity to changes in unobservable inputs of the estimated fair value of the Company’s Level 3 assets included above, for which we have access to the valuation inputs, as well as the sensitivity to changes in unobservable inputs of the Level 3 assets that are valued based on external pricing information.
Asset Backed Securities
The asset backed security included in the table above relates to a private deal. For this security, a discounted cash flow calculation is used, the discount rate is calculated internally based on unobservable data and assumptions. A significant increase in the discount rate used to perform the discounted cash flow calculation for these securities, would significantly decrease the fair value of these securities. The opposite effect would occur if there were a significant decrease in the discount rate used.
Common Stocks
The Company’s Level 3 common stock investments mostly relate to the Company’s holdings in the FHLB of Pittsburgh's stock as described in Note 15 - Commitments and Contingencies. As prescribed in the FHLB of Pittsburgh's capital plan, the par value of the capital stock is $100 and all capital stock is issued, redeemed, repurchased or transferred at par value. Since there is not an observable market for the FHLB of Pittsburgh stock, these securities are held at cost and have been classified as Level 3. The cost basis of the FHLB of Pittsburgh stock was $28 million and $26 million at December 31, 2018 and 2017, respectively. For the other common stock investments included in Level 3, the valuation is performed using market comparables such as revenue and price to book multiples. An increase in the value of these inputs would result in an increase in fair value with the reverse being true for decreases in the value of these inputs.

42

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS

NOTE 10 - INVESTMENT INCOME AND CAPITAL GAINS AND LOSSES

The components of net investment income for the years ended December 31, 2018, 2017 and 2016, were as follows (in millions):

	2018		2017	2016
Bonds	$3,312		$3,193	$3,099
Common stocks - unaffiliated	40		37	23
Mortgage loans	609		582	559
Policy loans	54		53	57
Limited partnerships and other invested assets	71	—	71	52
Short-term investments	25		14	11
Derivative instruments	26		35	24
Real estate	4		4	4
Other investments	8		8	10
Gross investment income	4,149		3,997	3,839
Investment expenses	(161)		(146)	(132)
Net investment income	3,988		3,851	3,707
Net gain from separate accounts	43		50	37
Amortization of IMR	44		33	51
Net investment income, including IMR	$4,075		$3,934	$3,795

Due and accrued investment income is excluded from surplus when amounts are over 90 days past due or collection is uncertain.
Bond Prepayments
The following table shows the Company's securities redeemed or otherwise disposed of as a result of a callable feature (including make whole call provisions) and the amount of investment income generated as a result of a prepayment and/or acceleration fee, which is included in Bonds in the table above ($ in millions):

	2018		2017		2016
	General Account	Separate Account	General Account	Separate Account	General Account	Separate Account
Number of cusips	133	64	190	95	139	62
Investment income	$36	$2	$71	$5	$66	$3

43

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 10 - INVESTMENT INCOME AND CAPITAL GAINS AND LOSSES (continued)

For the years ended December 31, 2018, 2017 and 2016 net investment gains (losses) were as follows (in millions):

	2018	2017	2016
Bonds	$(2)	$44	$(70)
Common stocks - unaffiliated	8	57	(2)
Other long-term investments	(26)	(13)	(37)
Derivatives	(16)	2	(4)
Other	—	—	3
Net realized capital gains (losses) before tax and transfers to the IMR	$(36)	$90	$(110)
Less:
Capital gains tax expense (benefit)	(24)	16	(21)
Net realized capital gains (losses) after tax transferred to IMR	(4)	40	23
Net realized capital gains (losses) after tax and transfers to the IMR	$(8)	$34	$(112)

Proceeds from investments in bonds sold were $1,751 million, $4,015 million and $3,236 million for the years ended December 31, 2018, 2017 and 2016, respectively. Gross gains of $42 million, $117 million and $84 million in 2018, 2017 and 2016, respectively, and gross losses of $33 million, $43 million and $39 million in 2018, 2017 and 2016, respectively, were realized on these sales. The Company computes gains and losses on sales under the specific identification method.

The following table provides a summary of OTTI losses included as realized capital losses for the years ended December 31, 2018, 2017 and 2016 (in millions):

	2018	2017	2016
Bonds	$25	$42	$106
Other long-term investments	15	12	39
Common and preferred stocks	4	1	5
Total	$44	$55	$150

Refer to Note 20 - Loan-Backed and Structured Security Impairments for a list with each loan-backed and structured security at a CUSIP level where the present value of cash flows expected to be collected is less than the amortized cost basis during the current reporting period.

44

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 10 - INVESTMENT INCOME AND CAPITAL GAINS AND LOSSES (continued)

The following tables present the Company’s gross unrealized losses and fair values for bonds and equities aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2018 and 2017 (in millions):

	2018
	Less than 12 Months		12 Months or Greater		Total
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses(1)
Bonds:
U.S. governments	$665	$9	$2,101	$126	$2,766	$135
All other governments	22	1	75	1	97	2
U.S. special revenue and special assessment	3,104	79	3,705	200	6,809	279
Industrial and miscellaneous unaffiliated	28,600	882	12,352	677	40,952	1,559
Total bonds	32,391	971	18,233	1,004	50,624	1,975
Equity securities (unaffiliated):
Common stocks	593	48	24	1	617	49
Preferred stocks	—	—	—	—	—	—
Total equity securities	593	48	24	1	617	49
Total	$32,984	$1,019	$18,257	$1,005	$51,241	$2,024
(1)Includes unrealized losses of $4 million related to NAIC 6 bonds included in the statutory carrying amount.

	2017
	Less than 12 Months		12 Months or Greater		Total
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses(1)
Bonds:
U.S. governments	$941	$9	$1,575	$76	$2,516	$85
All other governments	49	—	26	1	75	1
U.S. special revenue and special assessment	1,997	20	2,403	107	4,400	127
Industrial and miscellaneous unaffiliated	8,745	82	5,943	195	14,688	277
Total bonds	11,732	111	9,947	379	21,679	490
Equity securities (unaffiliated):
Common stocks	281	8	2	1	283	9
Preferred stocks	1	—	—	—	1	—
Total equity securities	282	8	2	1	284	9
Total	$12,014	$119	$9,949	$380	$21,963	$499
(1)Includes unrealized losses of $1 million related to NAIC 6 bonds included in the statutory carrying amount.

At December 31, 2018, the gross unrealized loss on bonds and equity securities was comprised of approximately 6,101 and 484 different securities, respectively, which are included in the table above. Of the total amount of bond unrealized losses, $1,705 million or 86% is related to unrealized losses on investment grade securities and $271 million or 14% is related to below investment grade securities. At December 31, 2017, the gross unrealized loss on bonds and equity securities was comprised of approximately 2,820 and 185 different securities, respectively, which are included in the table above. Of the total amount of bond unrealized losses, $426 million, or 87%, is related to investment grade securities and $64 million, or 13%, is related to below investment grade securities. Investment grade is defined as a security having a credit rating from the NAIC of 1 or 2; a rating of Aaa, Aa, A or Baa from Moody’s or a rating of AAA, AA, A or BBB from Standard & Poor; or a comparable internal rating if an externally provided rating is not available.

45

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 10 - INVESTMENT INCOME AND CAPITAL GAINS AND LOSSES (continued)

The amount of gross unrealized losses for bonds where fair value had declined by 20% or more of the amortized cost, totaled $74 million. The period of time that each of these securities has continuously been below amortized cost by 20% or more consists of $47 million for six months or less, $3 million for greater than six months through 12 months, and $24 million for greater than 12 months. In accordance with the Company's impairment policy, the Company performed quantitative and qualitative analysis to determine if the decline was temporary. For those securities where the decline was considered temporary, the Company did not recognize an impairment when it had the ability and intent to hold until recovery.
The change in unrealized capital gains (losses) for the years ended December 31, 2018, 2017 and 2016 were as follows (in millions):

	2018	2017	2016
Change in unrealized capital gains (losses) on investments:
Bonds	$(3)	$2	$—
Common stocks (unaffiliated)	(125)	89	56
Derivatives	163	(258)	124
Other invested assets	29	37	45
Total change in unrealized capital gains (losses) on investments	66	(130)	225
Change in unrealized foreign exchange capital gains (losses) on investments:
Bonds	(148)	220	(189)
Common stocks (unaffiliated)	(18)	28	(10)
Cash, cash equivalents and short-term investments	(1)	(1)	5
Other invested assets	—	1	—
Total change in unrealized foreign exchange capital gains (losses) on investments	(166)	248	(194)
Capital gains tax expense (benefit)	28	(18)	1
Total change in unrealized capital gains, net of tax	$(73)	$100	$32

NOTE 11 - RELATED PARTY TRANSACTIONS

During 2018, 2017 and 2016, the Company received dividend distributions from MCF of $77 million, $63 million and $56 million, respectively.

During 2018 and 2017, the Company paid dividends of $600 million and $275 million, respectively, to its parent, New York Life. The Company did not pay any dividends to its parent in 2016.

The Company's interests in commercial mortgage loans are held in the form of participations in mortgages originated or acquired by New York Life. A real estate portfolio acquired through foreclosure is called REO Property. The Company's interests in the ownership of REO Property is called REO Ownership Interest. Under the participation agreement for the mortgage loans, it is agreed between the Company and New York Life that the Company's proportionate interest (as evidenced by a participation certificate) in the underlying mortgage, including without limitation, the principal balance thereof, all interest which accrues thereon, and all proceeds generated therefrom, will be pari passu with New York Life's and pro rata based upon the respective amounts funded by New York Life and the Company in connection with the applicable mortgage origination or acquisition. Consistent with the participation arrangement, all mortgage documents name New York Life (and not both New York Life and the Company) as the lender but are held for the benefit of both the Company and New York Life pursuant to the applicable participation agreement. New York Life retains general decision making authority with respect to each mortgage loan, although certain decisions require the Company's approval.

46

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 11 - RELATED PARTY TRANSACTIONS (continued)

On December 31, 2015 and as amended on January 1, 2017, the Company and New York Life entered into a note funding agreement with MCF (the “MCF Note Agreement”) and acquired a variable funding note issued by MCF thereunder (the “2015 Note”). The MCF Note Agreement was further amended on July 1, 2018 and the 2015 Note was cancelled and reissued at July 1, 2018 (the “2018 Note”). The 2015 and 2018 Notes, which are reported as Bonds in the accompanying Statutory Statements of Financial Position, had outstanding balances for the Company of $1,909 million and $1,875 million at December 31, 2018 and 2017, respectively. During 2018, 2017 and 2016, the Company recorded interest income from MCF under the MCF Note Agreement of $93 million, $79 million and $75 million, respectively. Pursuant to the MCF Note Agreement and variable funding note issued thereunder, the Company and New York Life may provide an aggregate of up to $5,200 million in funding to MCF for lending and equity investment commitments, as well as for business expenses. All outstanding advances made to MCF under the MCF Note Agreement, together with unpaid interest thereon, will be due in full on December 31, 2025.

In connection with the acquisition of an office building by REEP-OFC Westory DC, LLC, an indirectly wholly-owned subsidiary of New York Life, the Company provided a first mortgage loan in the principal amount of $83 million to REEP-OFC Westory DC, LLC. The interest-only loan, expected to be due and payable on August 10, 2022, was paid off in October 2017. For each of the years ended December 31, 2017 and 2016, interest earned amounted to approximately $3 million.

In connection with the acquisition of an office building by REEP-OFC 2300 Empire LLC and a pledge of an unleveraged equity interest in the owner of REEP-MF Woodridge IL LLC, an existing multifamily property, the Company provided a first mortgage loan in the principal amount of $83 million to REEP-OFC 2300 Empire LLC and REEP-MF Woodridge, IL LLC.  The mortgage loan's maturity date is August 10, 2022 with fixed rate of 3.75% per annum. For the years ended December 31, 2018, 2017 and 2016, interest earned amounted to $3 million, $1 million and less than $1 million, respectively.

In connection with a $150 million land acquisition of a fee simple estate in land underlying an office building and related improvements and encumbered by a ground lease located at 1372 Broadway, New York, New York by New York Life (73.8% interest) and the Company (26.2% interest), the Company and New York Life entered into a Tenancy-in-Common Agreement dated as of June 11, 2012 which agreement sets forth the terms that govern, in part, each entity’s interest in the property. For each of the years ended December 31, 2018, 2017, and 2016, income earned amounted to approximately $3 million.

The Company sold various corporate owned life insurance (“COLI”) policies to New York Life for the purpose of informally funding certain benefits for New York Life employees and agents. These policies were issued on the same terms as policies sold to unrelated customers. At December 31, 2018 and 2017, policyholder reserve balances for these policies amounted to $4,022 million and $3,974 million, respectively, and were included in the Policy reserves and Separate accounts liabilities in the accompanying Statutory Statements of Financial Position.

The Company has also issued various COLI policies to the Voluntary Employees’ Beneficiary Association (“VEBA”) trusts, which were trusts formed for the benefit of New York Life’s retired employees and agents. At December 31, 2018 and 2017, policyholder reserve balances for these policies amounted to approximately $395 million and $414 million, respectively, and were included in Policy reserves and Separate accounts liabilities in the accompanying Statutory Statements of Financial Position.

The Company is the assumed obligor for certain structured settlement agreements with unaffiliated insurance companies, beneficiaries and other non-affiliated entities. To satisfy its obligations under these agreements, the Company owns all rights, title and interest in and to certain structured settlement annuity contracts issued by New York Life. The obligations are based upon the actuarially determined present value of expected future payments. Interest rates used in establishing such obligations ranged from 3.5% to 7.75%. The Company has directed New York Life to make the payments under the annuity contracts directly to the beneficiaries under the structured settlement agreements. At December 31, 2018 and 2017, the carrying value of the interest in annuity contracts and the corresponding obligations under structured settlement agreements amounted to $8,673 million and $8,229 million, respectively.

47

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 11 - RELATED PARTY TRANSACTIONS (continued)

The Company has sold certain annuity contracts to New York Life in order that New York Life may satisfy its third-party obligations under certain structured settlement agreements. Interest rates used in establishing such obligations ranged from 5.5% to 8.75%. The Company has been directed by New York Life to make the payments under the annuity contracts directly to the beneficiaries under these structured settlement agreements. At December 31, 2018 and 2017, the policyholder reserves related to these contracts amounted to $145 million and $149 million, respectively, and are included in Policy reserves in the accompanying Statutory Statements of Financial Position.

The Company was compensated for each New York Life term policy or term rider that was converted to a universal life policy issued by the Company without any additional underwriting. For the years ended December 31, 2018, 2017 and 2016, the Company received $20 million, $19 million and $23 million, respectively, from New York Life for these services.

New York Life provides the Company with certain services and facilities including, but not limited to, accounting, tax and auditing services; legal services; actuarial services; electronic data processing operations and communications operations. New York Life charges the Company for the identified costs associated with these services and facilities under the terms of a service agreement between New York Life and the Company. For the years ended December 31, 2018, 2017 and 2016, the fees incurred associated with these services and facilities, amounted to $891 million, $968 million and $820 million, respectively, and are reflected in Operating expenses and Net investment income in the accompanying Statutory Statements of Operations.

New York Life Investment Management LLC (“NYLIM”), an indirect wholly-owned subsidiary of New York Life, provides the Company with certain services and facilities including, but not limited to, investment management and other administrative services. NYLIM charges the Company for the identified costs associated with these services and facilities under the terms of a service agreement between NYLIM and the Company. For the years ended December 31, 2018, 2017 and 2016, the fees incurred associated with these services and facilities amounted to $11 million, $14 million and $15 million, respectively, and are reflected in Operating expenses in the accompanying Statutory Statements of Operations.

The Company is a party to an investment advisory agreement with NYL Investors, as amended from time to time, whereby NYL Investors provides investment advisory and administrative services to the Company. For the years ended December 31, 2018, 2017 and 2016, the total cost for these services amounted to $131 million, $125 million and $119 million, respectively, which is included in the costs of services billed by New York Life to the Company. These costs are included in Net investment income in the accompanying Statutory Statement of Operations.

In addition, NYLIM has a management agreement with the MainStay VP Funds Trust (“the Fund”), a registered investment company whose shares are sold to various separate accounts of the Company. NYLIM, the administrator of the Fund, and the Company have entered into an agreement regarding administrative services to be provided by the Company. Under the terms of the agreement, NYLIM pays the Company administrative fees for providing services to the Fund. For the years ended December 31, 2018, 2017 and 2016, the Company recorded fee income from NYLIM of $35 million, $37 million and $34 million, which is included in Other income in the accompanying Statutory Statements of Operations.

The Company has a variable product distribution agreement with NYLIFE Distributors LLC (“NYLIFE Distributors”), an indirect wholly-owned subsidiary of New York Life, appointing NYLIFE Distributors as the underwriter and/or wholesale distributor of the Company’s variable product policies. For the years ended December 31, 2018, 2017 and 2016, the Company paid service fees of $45 million, $44 million and $39 million, respectively, under a 12b-1 Plan Services Agreement, in consideration for providing 12b-1 Plan services attributable to the variable products.

The Company has an agreement with NYLIFE Securities LLC (“NYLIFE Securities”), an indirect wholly-owned subsidiary of New York Life, under which registered representatives of NYLIFE Securities solicit sales of the Company's variable product policies. For the years ended December 31, 2018, 2017 and 2016, the Company incurred commission expense to NYLIFE Securities’ registered representatives of $117 million, $119 million and $119 million, respectively, which is included in Operating expenses in the accompanying Statutory Statements of Operations.

48

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 11 - RELATED PARTY TRANSACTIONS (continued)

The Company has a service fee agreement with NYLIFE Securities, whereby NYLIFE Securities charges the Company a fee for management and supervisory services rendered in connection with variable life and variable annuity sales and in-force business. For the years ended December 31, 2018, 2017 and 2016, the fees incurred for these services amounted to $43 million, $43 million and $48 million, respectively, which is included in Operating expenses in the accompanying Statutory Statements of Operations.

At December 31, 2018 and 2017, the Company reported a net amount of $59 million and $294 million, respectively, as amounts payable to parent and affiliates. The terms of the underlying agreements generally require that these amounts be settled in cash within 90 days.

NOTE 12 - INSURANCE LIABILITIES

Liabilities for policy reserves, deposit funds and policy claims at December 31, 2018 and 2017 were as follows (in millions):

	2018	2017
Life insurance reserves	$26,486	$21,756
Annuity reserves and supplementary contracts with life contingencies	67,645	64,554
Total policy reserves	94,131	86,310
Deposit funds	1,308	1,176
Policy claims	244	198
Total liabilities for policy reserves, deposit funds and policy claims	$95,683	$87,684
Life Insurance Reserves
Reserves for life insurance policies are maintained principally using the 1958 Commissioners’ Extended Term Mortality Table and the 1958, 1980, 2001 and 2017 Commissioners’ Standard Ordinary Mortality Tables under the Commissioners’ Reserve Valuation Method or Net Level Premium Reserve Method with valuation interest rates ranging from 2.0% to 5.8%. Reserves for universal life secondary guarantee products with multiple sets of cost of insurance are determined using the methodology outlined in the November 2011 Life Actuarial Task Force Statement.

In 2018, there were no changes in reserve basis.

The Company has established policy reserves (excluding the effects of reinsurance) on contracts issued January 1, 2001 and later that exceed the minimum amounts determined under Appendix A-820, “Minimum Life and Annuity Reserve Standards” of NAIC SAP by approximately $197 million and $284 million at December 31, 2018 and 2017, respectively.

At December 31, 2018 and 2017, the Company’s liabilities for GMDB reserves, which are associated with certain variable life products, amounted to $20 million and $19 million, respectively, and were recorded in Policy reserves in the accompanying Statutory Statements of Financial Position.

Surrender values are promised in excess of life reserves on certain policies. This excess is included as part of miscellaneous reserves. No surrender values are promised in excess of any other reserves. Additional reserves are held on account of anticipated extra mortality for policies subject to extra premiums.

At December 31, 2018 and 2017, the Company had $12,737 million and $12,177 million, respectively, of insurance in-force for which the gross premiums were less than the net premiums according to the standard of valuation set by the State of Delaware.

The tabular interest has been determined by formula as described in the NAIC instructions except for certain universal life products for which tabular interest has been determined from the basic data for the calculation of policy reserves. The tabular less actual reserves released has been determined by formula as described in the NAIC instructions. The tabular cost has been determined by formula as described in the NAIC instructions.

49

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 12 - INSURANCE LIABILITIES (continued)

The Company has elected to establish reserves pursuant to VM-A and VM-C for contracts issued in 2018 and 2017, as allowed during the first three years following the operating date of the Valuation Manual.
Annuity Reserves and Supplementary Contracts with Life Contingencies
Reserves for single premium immediate annuities, guaranteed future income annuities, and supplementary contracts involving life contingencies purchased prior to 2018 are based principally on 1983 Table A, A2000, 2012 IAR and the Commissioners’ Annuity Reserve Valuation Method (“CARVM”), with assumed interest rates ranging from 3.5% to 8.8%. Purchases in 2018 are reserved with valuation interest rates satisfying both the Maximum Valuation Interest Rates For Income Annuities ("VM-22") and the New York Department of Financial Services maximum valuation rate requirements and 2012 Individual Annuity Reserve Table.  The VM-22 rates range from 2.00% to 4.50%.

Reserves for fixed deferred annuities are based principally on 1971 Individual Annuity Mortality, 1983 Table A, A2000, 2012 IAR and the CARVM, with assumed interest rates ranging from 3.5% to 10.0%. Reserves for variable deferred annuities are based principally on 1994 Variable Annuity GMDB Mortality Table and the Variable Annuity Commissioners’ Annuity Reserve Valuation Method ("VM-21"), with assumed interest rates ranging from 3.5% to 8.25%. Generally, owners of the Company’s deferred annuities are able, at their discretion, to withdraw funds from their policies. For some policies, the withdrawals are subject to surrender charges in the early years.

At December 31, 2018 and 2017, the Company’s liabilities for GMDB and GMAB reserves, which are associated with variable annuity products, amounted to $25 million and $17 million, respectively, and were recorded in Policy reserves in the accompanying Statutory Statements of Financial Position.

At December 31, 2018 and 2017, there were no changes to reserve basis.

The tabular interest has been determined by formula as described in the NAIC instructions except for individual deferred annuities for which tabular interest has been determined from the basic data for the calculation of policy reserves. The tabular less actual reserves released has been determined by formula as described in the NAIC instructions. The tabular cost has been determined by formula as described in the NAIC instructions.
Deposit Funds
Deposit funds at December 31, 2018 and 2017 were as follows (in millions):

	2018	2017
Fixed period annuities	$940	$837
Supplemental contracts without life contingencies	344	310
Continued interest accounts	24	29
Total deposit funds	$1,308	$1,176

50

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 12 - INSURANCE LIABILITIES (continued)

Withdrawal Characteristics of Annuity Reserves and Deposit Funds
The following table reflects the withdrawal characteristics of annuity reserves and deposit fund liabilities at December 31, 2018 and 2017 ($ in millions):

	2018
	General Account	Separate Accounts Non-guaranteed	Total	% of Total
Subject to discretionary withdrawal:
With fair value adjustment	$24,895	$—	$24,895	27%
At book value less current surrender charge of 5% or more	6,585	—	6,585	7
At fair value	—	24,533	24,533	26
Total with adjustment or at fair value	31,480	24,533	56,013	60
At book value without adjustment	21,718	—	21,718	23
Not subject to discretionary withdrawal	15,729	—	15,729	17
Total annuity reserves and deposit fund liabilities	$68,927	$24,533	$93,460	100%

	2017
	General Account	Separate Accounts Non-guaranteed	Total	% of Total
Subject to discretionary withdrawal:
With fair value adjustment	$21,208	$—	$21,208	23%
At book value less current surrender charge of 5% or more	6,635	—	6,635	7
At fair value	—	26,748	26,748	29
Total with adjustment or at fair value	27,843	26,748	54,591	59
At book value without adjustment	23,560	—	23,560	25
Not subject to discretionary withdrawal	14,310	—	14,310	16
Total annuity reserves and deposit fund liabilities	$65,713	$26,748	$92,461	100%

NOTE 13 - REINSURANCE

The Company enters into reinsurance agreements in the normal course of its insurance business to reduce overall risk and to be able to issue life insurance policies in excess of its retention limits. Currently, the Company reinsures the mortality risk on new life insurance policies on a quota–share yearly renewable term basis for many products, except for custom guarantee universal life, survivorship custom guarantee universal life and asset flex products. Most of the ceded business is on an automatic basis. The quota–share currently ceded on new business ranges from 10% to 90%. All products are ceded from first dollar with the exception of current performance survivorship universal life, which has a minimum size policy ceded of either $0 or $1 million. Cases in excess of the Company’s retention and certain substandard cases are ceded on a facultative basis. The majority of the Company's facultative reinsurance is for substandard cases which the Company typically cedes 90%.

The ceding of risk does not discharge the Company from its primary obligations to policyholders. To the extent that the assuming companies become unable to meet their obligations under reinsurance contracts, the Company remains contingently liable. Each reinsurer is reviewed to evaluate its financial stability before entering into each reinsurance contract and throughout the period that the reinsurance contract is in place.

51

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 13 - REINSURANCE (continued)

Life insurance ceded was 48% and 60% of total life insurance in-force at December 31, 2018, and 2017, respectively. The reserve reductions taken for life insurance reinsured at December 31, 2018 and 2017 were $550 million and $4,447 million, respectively.

The effects of reinsurance for the years ended December 31, 2018, 2017 and 2016 were as follows (in millions):

	2018	2017	2016
Premiums:
Direct	$12,771	$13,928	$13,360
Assumed	5	4	4
Ceded	(541)	(616)	(632)
Net premiums	$12,235	$13,316	$12,732
Policyholders’ benefits ceded	$468	$774	$715
Reinsurance recoverable	$76	$207	$168

Effective April 1, 2018, the Company’s coinsurance with funds withheld and modified coinsurance agreements with New York Life to cede 90% of a block of inforce life insurance business were terminated and the Company fully recaptured the risks related to the business previously reinsured under the agreements. The Company paid New York Life a recapture fee in the amount of $21 million pre-tax. The recapture of these reinsurance agreements did not have a material impact to the Company’s surplus. Prior to the recapture, the Company had ceded 90% of the retained portion of a block of in-force life insurance business through a reinsurance agreement with New York Life using a combination of coinsurance with funds withheld for the fixed portion maintained in the general account and modified coinsurance (“MODCO”) for policies in the separate accounts. Under both the MODCO and funds withheld treaties, the Company retained the assets held in relation to the policy reserves and separate accounts liabilities. An experience refund was paid to the Company at the end of each accounting period for 100% of New York Life’s profits in excess of $5 million per year. Experience refunds received in 2018, 2017 and 2016 were $3 million, $71 million and $37 million, respectively, which is reported in premiums in the accompanying Statutory Statements of Operations. At December 31, 2017 , the Company ceded reserves under coinsurance with funds withheld and MODCO of $5,347 million.

The Company has reinsurance agreements with New York Life Agents Reinsurance Company (“NYLARC”). NYLARC is a life insurance company wholly-owned by NYLARC Holding Company, Inc., whose shareholders consist of New York Life’s top agents who meet certain criteria and who may also be agents of the Company or NYLIFE Insurance Company of Arizona ("NYLAZ"). NYLARC reinsures a portion of certain life insurance products sold by its shareholders. NYLARC’s purpose is to retain high production agents, and increase the volume and quality of the business that they submit to New York Life, NYLAZ and the Company.

The Company had reinsured certain policies with unauthorized companies that prevent it from recognizing full reinsurance credit. Since these reinsurers are not recognized in the State of Delaware, and the receivable owed to the Company is not secured by cash, securities or other permissible collateral, the Company established a liability equal to the net credit received.

52

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS

NOTE 14 - BENEFIT PLANS

The Company participates in the cost of the following plans sponsored by New York Life: (1) certain postretirement life and health benefits for retired employees and agents including their eligible dependents, (2) certain defined benefit pension plans for eligible employees and agents (3) certain defined contribution plans for substantially all employees and agents and (4) postemployment benefits. The expense for these plans is allocated to the Company in accordance with an intercompany cost sharing agreement. The liabilities for these plans are included with the liabilities for the corresponding plan of New York Life. The Company’s share of the cost of these plans was as follows for the years ended December 31, 2018, 2017 and 2016 (in millions):

	2018	2017	2016
Defined benefit pension	$31	$27	$28
Defined contribution	9	9	9
Postretirement life and health	6	6	6
Total	$46	$42	$43
NOTE 15 - COMMITMENTS AND CONTINGENCIES
Support and Credit Agreements
New York Life Capital Corporation (“NYLCC”), a wholly-owned subsidiary of NYLIFE LLC, has a credit agreement with the Company dated December 23, 2004, as amended, whereby NYLCC has agreed to make loans to the Company in an amount up to, but not exceeding, $490 million from the issuance of commercial paper. At December 31, 2018 and 2017, the Company had no outstanding loan balance to NYLCC. During 2018, 2017 and 2016, the Company had no interest expense.

In addition, the Company has a credit agreement with New York Life dated April 1, 1999, as amended, in which New York Life may borrow from the Company up to $490 million. During 2018 and 2017, the credit facility was not used, no interest was paid and there was no outstanding balance due.
Guarantees
At the inception of a guarantee (except unlimited guarantees), the Company recognizes an initial liability at fair value for the obligations it has undertaken, regardless of the probability of performance under the guarantee. This includes guarantees made on behalf of affiliates unless the guarantee is deemed unlimited. At December 31, 2018 and 2017, the Company had no such guarantees.
Litigation
The Company is a defendant in individual and/or alleged class action suits arising from its agency sales force, insurance (including variable contracts registered under the federal securities law), investment, retail securities, and/or other operations, including actions involving retail sales practices. Some of these actions seek substantial or unspecified compensatory and punitive damages. The Company is also from time to time involved in various governmental, administrative, and investigative proceedings and inquiries.

Notwithstanding the uncertain nature of litigation and regulatory inquiries, the outcome of which cannot be predicted, the Company believes that, after provisions made in the financial statements, the ultimate liability that could result from litigation and proceedings would not have a material adverse effect on the Company’s financial position; however, it is possible that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on the Company’s operating results for a given year.

53

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 15 - COMMITMENTS AND CONTINGENCIES (continued)

Borrowed Money
Refer to Note 6 - Investments for a more detailed discussion of the Company's commitments for loaned securities and repurchase agreements.
Assessments
Most of the jurisdictions in which the Company is licensed to transact business require life insurers to participate in guaranty associations which are organized to pay contractual benefits pursuant to insurance policies issued by impaired, insolvent or failed life insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the line of business in which the impaired, insolvent or failed life insurer is engaged. Some states permit member insurers to recover assessments through full or partial premium tax offsets.
Other Commitments and Contingencies
Prior to July 1, 2002, the Company did business in Taiwan through a branch operation (the "Taiwan Branch"). On July 1, 2002, the Taiwan Branch ceased operations and all of its liabilities and assets, including policy liabilities were transferred to New York Life Insurance Taiwan Corporation ("Taiwan Corporation"), an indirect subsidiary of New York Life. On December 31, 2013, Taiwan Corporation was sold to Yuanta Financial Holding Co. Ltd. ("Yuanta"). Under the terms of the sale agreement, Yuanta has agreed to satisfy in full, or to cause Taiwan Corporation to satisfy in full, all of Taiwan Corporation's obligations under the Taiwan Branch policies that were transferred to Taiwan Corporation on July 1, 2002. However, the Company, under Taiwan law, also remains contingently liable for these policies in the event that neither Taiwan Corporation nor Yuanta meets its obligations. This contingent liability of the Company has not been recognized on the accompanying Statutory Statements of Financial Position because it does not meet the probable and estimable criteria of SSAP No. 5R.

At December 31, 2018 and 2017, the Company and its guaranteed separate accounts had contractual commitments to extend credit for commercial mortgage loans at both fixed and variable rates of interest, which amounted to approximately $1,291 million and $821 million, respectively. These commitments are diversified by property type and geographic location. There were no contractual commitments to extend credit under residential loan agreements at December 31, 2018 and 2017.

At December 31, 2018 and 2017, the Company had outstanding contractual obligations to acquire additional private placement securities amounting to $722 million and $662 million, respectively.

Unfunded commitments on limited partnership, limited liability companies and other invested assets amounted to $312 million and $268 million at December 31, 2018 and 2017, respectively. Unfunded commitments on LIHTC amounted to $11 million and $17 million at December 31, 2018 and 2017, respectively. At December 31, 2018 and 2017, unfunded commitments on LIHTC are included in Limited partnerships and other invested assets, with an offset in Other liabilities in the accompanying Statutory Statement of Financial Position.

Several commercial banks have customary security interests in certain assets of the Company to secure potential overdrafts and other liabilities of the Company that may arise under custody, securities lending and other banking agreements with such banks.

54

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 15 - COMMITMENTS AND CONTINGENCIES (continued)

FHLB Agreement
The Company is a member of the FHLB of Pittsburgh. Membership in the FHLB of Pittsburgh provides the Company with a significant source of alternative liquidity. Advances received by the general account are included in Other liabilities in the accompanying Statutory Statements of Financial Position. When borrowing from the FHLB of Pittsburgh, the Company is required to post collateral in the form of eligible securities, including mortgage-backed, government and agency debt instruments for each of the advances received. Upon any event of default by the Company, the FHLB of Pittsburgh's recovery from the collateral is limited to the amount of the Company's liability to the FHLB of Pittsburgh.

The amount of FHLB of Pittsburgh common stock held, in aggregate exclusively in the Company’s general account at December 31, 2018 and 2017 was as follows (in millions):

	2018	2017
Membership stock - Class B (1)	$28	$26
Activity stock	—	—
Aggregate total	$28	$26
Actual or estimated borrowing capacity as determined by the insurer	$5,073	$4,903
(1) Membership stock is not eligible for redemption.

At December 31, 2018 and 2017, the Company did not have an outstanding balance due to the FHLB of Pittsburgh. The maximum amount borrowed and collateral pledged to the FHLB of Pittsburgh during the years ended December 31, 2018 and 2017 was as follows (in millions):

	Fair Value	Carrying Value	Maximum Amount Borrowed During the Year
Current year general account	$31	$31	$10
Current year separate accounts	$—	$—	$—
Prior year total general and separate accounts	$17	$17	$10

The Company does not have any prepayment obligations for the borrowing arrangement.

55

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS

NOTE 16 - INCOME TAXES

The components of the net DTAs and DTLs were as follows at December 31, 2018 and 2017 (in millions):

	2018			2017			Change
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
Gross DTAs	$1,060	$164	$1,224	$944	$127	$1,071	$116	$37	$153
Statutory valuation allowance	—	—	—	—	—	—	—	—	—
Adjusted gross DTAs	1,060	164	1,224	944	127	1,071	116	37	153
Nonadmitted DTAs (1)	296	—	296	88	—	88	208	—	208
Subtotal net admitted DTAs	764	164	928	856	127	983	(92)	37	(55)
Gross DTLs	456	146	602	526	121	647	(70)	25	(45)
Net admitted DTAs (2)	$308	$18	$326	$330	$6	$336	$(22)	$12	$(10)
(1) DTAs are nonadmitted primarily because they are not expected to be realized within three years of the Statutory Statement of Financial Position date.
(2) The total net admitted DTAs are included in Other assets in the accompanying Statutory Statements of Financial Position.

The admission calculation components are as follows (paragraph references throughout Note 16 are to paragraphs of SSAP No. 101 “Income Taxes, A Replacement of SSAP No. 10R and SSAP No. 10”) (in millions):

	December 31, 2018			December 31, 2017			Change
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
Federal income taxes paid in prior years recoverable through loss carrybacks (Paragraph 11.a)	$—	$26	$26	$—	$22	$22	$—	$4	$4
Adjusted gross DTAs expected to be realized (excluding the amount of DTAs from paragraph 11.a above) after application of the threshold limitation (the lesser of paragraph 11.b.i and 11.b.ii below):	292	8	$300	313	—	313	(21)	8	(13)
Adjusted gross DTAs expected to be realized following the balance sheet date. (Paragraph 11.b.i)	292	8	$300	313	—	313	(21)	8	(13)
Adjusted gross DTAs allowed per limitation threshold (Paragraph 11.b.ii)	N/A	N/A	1,239	N/A	N/A	1,328	N/A	N/A	(89)
Adjusted gross DTAs (excluding the amount of DTAs from paragraphs 11.a and 11.b above) offset by gross DTLs (Paragraph 11.c)	472	130	602	543	105	648	(71)	25	(46)
DTAs admitted as the result of application of SSAP 101 (Total of paragraphs 11.a, 11.b, 11.c).	$764	$164	$928	$856	$127	$983	$(92)	$37	$(55)

The ratio used to determine the applicable period used in paragraph 11.b.i above and the amount of adjusted capital and surplus used to determine the percentage threshold limitation in paragraph 11.b.ii above are as follows ($ in millions):

	December 31,
	2018	2017
Ratio percentage used to determine recovery period and threshold limitation amount.	1,010%	1,159%
Amount of adjusted capital and surplus used to determine recovery period and threshold limitation in paragraph 11.b.ii above.	$8,260	$8,852

56

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 16 - INCOME TAXES (continued)

There was no impact on the Company’s adjusted gross and net admitted DTAs due to tax planning strategies at December 31, 2018 and 2017.

The Company did not use reinsurance in its tax planning strategies. The Company had no unrecognized DTLs at December 31, 2018 and 2017. Additionally, the Company had no adjustments to gross DTAs because of a change in circumstances that causes a change in judgment about the realizability of the related DTAs.

The TCJA was enacted on December 22, 2017 and it significantly changes U.S. tax law primarily by lowering the corporate income tax rate from 35% to 21% beginning in 2018. Deferred taxes were revalued to reflect the 21% corporate income tax rate with the following result (in millions):

	2018	2017
Deferred income tax benefit on change in net unrealized capital gains	$—	$14
Decrease in net deferred taxes related to other items	(2)	(296)
Decrease to net deferred taxes booked to surplus	(2)	(282)
Decrease to nonadmitted deferred taxes	—	325
Total change in net admitted DTAs	$(2)	$43

For tax years beginning January 1, 2018, the TCJA limits life insurance reserves for tax purposes to the greater of the net surrender value or 92.81% of NAIC required reserves effective January 1, 2018. Tax accounting for these changes requires the restatement of December 31, 2017 life insurance tax reserves calculated using pre TCJA rules to the amounts required to be held under the TCJA. This revaluation requires establishing a “gross up” in which a new DTA for the revised statutory to tax difference is recorded and offset by a DTL in an equal amount. The Company has recorded offsetting DTAs and DTLs in the provisional amount of $472 million in 2017. The tax accounting has been completed within the measurement period, as defined in INT 18-01. On the basis of life insurance tax reserve computations that were completed during the reporting period, an additional measurement period tax reserve decrease of $24 million was recognized to the DTL and $24 million offset to the DTA. The restatement of life insurance tax reserves, which has now been determined to be complete, resulted in a total DTL of $448 million with a corresponding adjustment of $448 million to the DTA.

Significant components of the current federal and foreign income taxes for the years ended December 31, 2018, 2017 and 2016 were as follows (in millions):

	2018	2017	2016	Change 2018-2017	Change 2017-2016
Federal(1)	$215	$248	$279	$(33)	$(31)
Foreign	—	1	—	(1)	1
Subtotal	215	249	279	(34)	(30)
Federal income tax on net capital gains (losses)	(24)	15	(21)	(39)	36
Utilization of capital loss carry-forward	—
Other (Prior period correction)	(22)	—		(22)	—
Total federal and foreign income taxes	$169	$264	$258	$(95)	$6
(1) The Company had investment tax credits of $30 million, $36 million and $38 million for the years ended December 31, 2018, 2017 and 2016, respectively.

57

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 16 - INCOME TAXES (continued)

The tax effects of temporary differences that give rise to DTAs and DTLs at December 31, 2018 and 2017 were as follows (in millions):

	2018	2017	Change
DTAs
Ordinary:
Pension accrual	$27	$29	$(2)
Policyholder reserves	733	624	109
Deferred acquisition costs	241	233	8
Fixed assets	2	2	—
Receivables - nonadmitted	4	9	(5)
Investments	53	47	6
Other	—	(1)	1
Subtotal	1,060	943	117
Nonadmitted	296	88	208
Admitted ordinary DTAs	764	855	(91)
Capital:
Investments	164	127	37
Subtotal	164	127	37
Nonadmitted	—	—	—
Admitted capital DTAs	164	127	37
Total admitted DTAs	928	982	(54)
DTLs
Ordinary:
Investments	45	28	17
Policyholder reserves	410	497	(87)
Other	1	1	—
Subtotal	456	526	(70)
Capital:
Investments	146	121	25
Subtotal	146	121	25
Total DTLs	602	647	(45)
Net admitted DTAs	$326	$335	$(9)
Deferred income tax (expense)/benefit on change in net unrealized capital gains/(losses)			$28
Increase in net deferred taxes related to other items			153
Increase in deferred income taxes reported in prior period correction			18
Decrease in DTAs nonadmitted			(190)
Decrease in DTAs nonadmitted reported in prior period correction			$(18)
Total change in net admitted DTAs			$(9)

58

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 16 - INCOME TAXES (continued)

The Company’s income tax expense for the years ended December 31, 2018, 2017 and 2016 differs from the amount obtained by applying the statutory rate of 21%, 35% and 35%, respectively, to net gain from operations after dividends to policyholders and before federal income taxes for the following reasons (in millions):

	2018	2017	2016	Change 2018-2017	Change 2017-2016
Net gain from operations after dividends to policyholders and before federal and foreign income taxes at statutory rate	$103	$304	$409	$(201)	$(105)
Net realized capital gains (losses) at statutory rate	(7)	31	(38)	(38)	69
Tax exempt income	(22)	(52)	(47)	30	(5)
Tax credits, net of withholding	(33)	(40)	(40)	7	—
Amortization of IMR	(9)	(12)	(18)	3	6
Impact of TCJA	(2)	296	—	(298)	296
Prior year audit liability and settlement	(3)	(1)	(36)	(2)	35
Non-admitted assets	(6)	12	(13)	(18)	25
Accruals in surplus	(7)	(4)	(23)	(3)	19
Other	(16)	12	10	(28)	2
Income tax incurred and change in net DTAs during period	$(2)	$546	$204	$(548)	$342
Federal income taxes reported in the Company's Statutory Statements of Operations	$215	$249	$279	$(34)	$(30)
Capital gains tax expense (benefit) incurred	(24)	15	(21)	(39)	36
Change in net deferred income taxes	(153)	282	(54)	(435)	336
Change in current and deferred income taxes reported in prior period correction	(40)	—	—	(40)	—
Total federal and foreign income tax expense	$(2)	$546	$204	$(548)	$342

The Company’s federal income tax returns are routinely examined by the Internal Revenue Service ("IRS") and provisions are made in the financial statements in anticipation of the results of these audits. The IRS has completed audits through 2010 and tax years 2011 through 2013 are currently under examination. There were no material effects on the Company’s accompanying Statutory Statements of Operations as a result of these audits. The Company believes that its recorded income tax liabilities are adequate for all open years.

The Company did not have any operating loss and tax credit carry forwards available for tax purposes. The total income taxes incurred in prior years that will be available for recoupment in the event of future net losses total $0, $29 million and $0, related to the years ended December 31, 2018, 2017 and 2016, respectively.

The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next 12 months.

As discussed in Note 3 – Significant Accounting Policies - Federal Income Taxes, the Company’s federal income tax return is consolidated with New York Life, NYLAZ, NYLIFE LLC, New York Life Enterprises LLC, NYL Investments, and NYL Investors.

At December 31, 2018 and 2017, the Company recorded a current income tax receivable of $118 million and $18 million, respectively, which is included in Other assets in the accompanying Statutory Statements of Financial Position.

At December 31, 2018, the Company had no protective tax deposits on deposit with the IRS under Section 6603 of the IRC.

59

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS

NOTE 17 - CAPITAL AND SURPLUS
Capitalization
The Company has 20,000 shares authorized, with a par value of $10,000 per share with 2,500 shares issued and outstanding. All shares are common stock and are owned by New York Life. The Company has no preferred stock.
Other Surplus Adjustments
Other adjustments, net in the accompanying Statutory Statements of Changes in Surplus at December 31, 2018, 2017 and 2016, principally include the effects of the following (in millions):

	2018	2017	2016
Surplus withdrawn from separate accounts	$48	$44	$41
Changes in surplus relating to separate accounts	(43)	(50)	(38)
Change in liability for reinsurance in unauthorized companies	1	2	(4)
Total	$6	$(4)	$(1)
Nonadmitted Assets
Under statutory accounting rules, a nonadmitted asset is defined as an asset having economic value other than that which can be used to fulfill policyholder obligations, or those assets that are unavailable due to encumbrances or other third-party interests. These assets are not recognized in the accompanying Statutory Statements of Financial Position, and are, therefore, considered nonadmitted. The changes between years in nonadmitted assets are charged or credited directly to surplus.

NOTE 18 - DIVIDENDS TO STOCKHOLDER

The Company is subject to restrictions on the payment of dividends to New York Life. Under the Delaware Insurance Code, cash dividends can be paid only out of that part of the Company’s available and accumulated surplus funds which are derived from realized net operating profits on its business and realized capital gains, and dividends (or other distributions) on capital stock can be declared and paid only out of earned surplus (being an amount equal to the unassigned funds of the Company as set forth in its most recent annual statement submitted to the Delaware Insurance Commissioner (“the Commissioner”), including all or part of the surplus arising from unrealized capital gains or revaluation of assets), except as otherwise approved by the Commissioner (provided that stock dividends may be paid out of any available surplus funds). Furthermore, no extraordinary dividend may be paid until 30 days after the Commissioner has received notice of such declaration and has not disapproved such payment within such 30 day period, or the Commissioner has approved such payment within that 30 day period. Extraordinary dividends are defined as any dividend or distribution or cash or other property, whose fair market value, together with that of other dividends or distributions made within the preceding 12 months, exceeds the greater of (1) 10 percent of the Company’s surplus as regards policyholders as of the preceding December 31 or (2) the net gain from operations of the Company for the 12 month period ending on the preceding December 31 (not including pro rata distributions of any class of the Company’s own securities).

At December 31, 2018, the amount of earned surplus of the Company available for the payment of dividends was $4,633 million. The maximum amount of dividends that may be paid in 2019 without prior notice to or approval of the Delaware Insurance Commissioner is $856 million.

Dividends may be declared by the Board of Directors of the Company from available surplus, as it deems appropriate, on a non-cumulative basis. In 2018, the Company paid $600 million in dividends to its sole stockholder, New York Life. In 2017, the Company paid a $275 million dividend to New York Life. In 2016, the Company did not declare or pay a dividend to New York Life.

60

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS

NOTE 19 - LOAN-BACKED AND STRUCTURED SECURITY IMPAIRMENTS

The following table lists each loan-backed and structured security at a CUSIP level where the present value of cash flows expected to be collected is less than the amortized cost basis during the current year (in thousands):

IMPAIRMENTS TAKEN ON CURRENT HOLDINGS DURING THE CURRENT YEAR
(1)	(2)	(3)	(4)	(5)	(6)	(7)
CUSIP(1,2)	Amortized Cost Before Current Period OTTI	Projected Cash Flows	Current Period Recognized OTTI	Amortized Cost After OTTI	Fair Value	Financial Statement Reporting Period
General Account
02147QAF9	$349	$348	$1	$348	$332	12/31/2018
059469AF3	1,066	1,061	5	1,061	1,055	12/31/2018
05948KP52	511	507	4	507	483	12/31/2018
05951KBA0	776	765	12	765	758	12/31/2018
05953YAA9	4,065	4,045	20	4,045	3,912	12/31/2018
12544TAH7	266	251	15	251	260	12/31/2018
12544VAB5	50	48	1	48	48	12/31/2018
12627HAK6	912	894	18	894	867	12/31/2018
12628KAF9	1,053	1,030	23	1,030	952	12/31/2018
12628LAJ9	238	233	5	233	224	12/31/2018
12629EAD7	1,117	1,108	9	1,108	1,057	12/31/2018
126384AQ9	41	37	3	37	38	12/31/2018
12638PAE9	1,329	1,314	16	1,314	1,286	12/31/2018
12667G6W8	1,111	1,089	22	1,089	1,098	12/31/2018
12669GT50	1	—	1	—	—	12/31/2018
17029RAA9	182	23	159	23	7	12/31/2018
17309BAB3	151	147	4	147	146	12/31/2018
251513AV9	1,879	1,818	61	1,818	1,842	12/31/2018
251513BC0	731	696	35	696	714	12/31/2018
32052MAA9	199	195	4	195	117	12/31/2018
3622E8AC9	3,292	3,067	226	3,067	3,089	12/31/2018
3622ELAG1	349	329	20	329	319	12/31/2018
3622MPAT5	40	39	1	39	39	12/31/2018
36244SAC2	4,804	4,451	353	4,451	4,679	12/31/2018
36244SAF5	2,990	2,769	222	2,769	2,910	12/31/2018
466247ZQ9	549	513	37	513	539	12/31/2018
46625YQX4	2,499	2,246	254	2,246	2,109	12/31/2018
46628BBD1	411	397	13	397	396	12/31/2018
61749EAH0	929	871	58	871	881	12/31/2018
61751DAE4	451	417	34	417	422	12/31/2018
61751JAH4	1,773	1,549	224	1,549	1,715	12/31/2018
61751JAJ0	1,760	1,540	220	1,540	1,715	12/31/2018
61752RAH5	439	430	9	430	430	12/31/2018

61

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS

NOTE 19 - LOAN-BACKED AND STRUCTURED SECURITY IMPAIRMENTS (continued)

IMPAIRMENTS TAKEN ON CURRENT HOLDINGS DURING THE CURRENT YEAR
(1)	(2)	(3)	(4)	(5)	(6)	(7)
CUSIP(1,2)	Amortized Cost Before Current Period OTTI	Projected Cash Flows	Current Period Recognized OTTI	Amortized Cost After OTTI	Fair Value	Financial Statement Reporting Period
61752RAM4	953	917	36	917	923	12/31/2018
76110VSU3	721	699	22	699	646	12/31/2018
81744HAF0	624	594	30	594	595	12/31/2018
86359B5U1	55	50	5	50	54	12/31/2018
86359DNP8	181	170	11	170	180	12/31/2018
93934FCE0	1,127	1,098	29	1,098	1,102	12/31/2018
00764MCQ8	325	324	—	324	324	9/30/2018
05948KH77	748	741	7	741	746	9/30/2018
059515AE6	1,054	1,053	2	1,053	1,024	9/30/2018
12627HAK6	935	932	3	932	914	9/30/2018
12628KAF9	1,087	1,075	12	1,075	1,051	9/30/2018
12628LAJ9	250	242	8	242	229	9/30/2018
12629EAD7	1,149	1,135	14	1,135	1,120	9/30/2018
12638PAE9	1,401	1,364	37	1,364	1,368	9/30/2018
12667G6W8	805	795	10	795	805	9/30/2018
12669GT50	3	1	2	1	—	9/30/2018
15132EFL7	676	604	72	604	653	9/30/2018
17029RAA9	203	142	62	142	136	9/30/2018
225458Y85	1,179	1,097	82	1,097	1,161	9/30/2018
32052MAA9	227	202	24	202	122	9/30/2018
649603AQ0	123	123	—	123	122	9/30/2018
69335QAL7	6,118	5,657	462	5,657	5,774	9/30/2018
69336QAL6	583	540	42	540	551	9/30/2018
76110VSU3	805	781	23	781	731	9/30/2018
059469AF3	1,203	1,139	64	1,139	1,184	6/30/2018
059515AE6	1,137	1,097	40	1,097	1,069	6/30/2018
059515BM7	1	—	1	—	1	6/30/2018
05951FAK0	359	356	3	356	353	6/30/2018
05951KAZ6	101	99	2	99	99	6/30/2018
05951KBA0	589	555	34	555	580	6/30/2018
12498NAD5	1,106	968	138	968	963	6/30/2018
12544TAH7	365	356	8	356	364	6/30/2018
12544VAB5	55	53	1	53	54	6/30/2018
12627HAK6	1,006	971	35	971	971	6/30/2018
12628LAJ9	264	257	6	257	242	6/30/2018
12629EAD7	1,191	1,180	11	1,180	1,189	6/30/2018
12669GT50	15	14	1	14	13	6/30/2018
15132EJH2	413	353	60	353	391	6/30/2018

62

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS

NOTE 19 - LOAN-BACKED AND STRUCTURED SECURITY IMPAIRMENTS (continued)

IMPAIRMENTS TAKEN ON CURRENT HOLDINGS DURING THE CURRENT YEAR
(1)	(2)	(3)	(4)	(5)	(6)	(7)
CUSIP(1,2)	Amortized Cost Before Current Period OTTI	Projected Cash Flows	Current Period Recognized OTTI	Amortized Cost After OTTI	Fair Value	Financial Statement Reporting Period
17029RAA9	373	203	170	203	189	6/30/2018
36185MBN1	9	9	—	9	9	6/30/2018
362375AF4	846	772	73	772	843	6/30/2018
46625YQY2	1,198	—	1,199	—	68	6/30/2018
57643MDW1	95	12	84	12	90	6/30/2018
57643MEU4	4	1	3	1	2	6/30/2018
69335QAL7	6,174	6,153	21	6,153	5,845	6/30/2018
76110VSU3	924	892	32	892	821	6/30/2018
94983PAG3	452	449	3	449	448	6/30/2018
94984FAT6	1,448	1,369	79	1,369	1,441	6/30/2018
94985GBB1	1,285	1,153	131	1,153	1,280	6/30/2018
00011#AA1	1,844	1,844	—	1,844	1,713	3/31/2018
05948KH77	494	493	1	493	494	3/31/2018
05948KP52	629	611	18	611	609	3/31/2018
059515BM7	7	2	5	2	4	3/31/2018
05951KAZ6	110	106	4	106	107	3/31/2018
05951KBA0	1,042	993	49	993	1,023	3/31/2018
1248MBAJ4	4,517	4,455	62	4,455	4,309	3/31/2018
1248MBAL9	1,490	1,468	22	1,468	1,405	3/31/2018
12627HAK6	1,079	1,028	51	1,028	1,006	3/31/2018
12629EAD7	1,288	1,216	72	1,216	1,232	3/31/2018
12638PAE9	1,542	1,451	92	1,451	1,470	3/31/2018
12667GXM0	2,072	2,032	41	2,032	2,038	3/31/2018
12669GJ51	52	41	10	41	52	3/31/2018
12669GT50	42	39	2	39	38	3/31/2018
151314CC3	702	548	155	548	682	3/31/2018
151314DJ7	228	227	—	227	217	3/31/2018
17029RAA9	351	334	17	334	283	3/31/2018
225470S95	794	585	210	585	760	3/31/2018
36185MBN1	182	180	2	180	181	3/31/2018
3622MPAT5	48	47	—	47	48	3/31/2018
45660LHT9	639	588	51	588	606	3/31/2018
46628LBJ6	622	241	380	241	503	3/31/2018
57643MDX9	41	29	12	29	41	3/31/2018
57643MDY7	15	9	6	9	14	3/31/2018
61751DAE4	523	491	32	491	518	3/31/2018
61752RAH5	514	478	36	478	500	3/31/2018
61752RAJ1	1,140	1,059	82	1,059	1,115	3/31/2018

63

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS

NOTE 19 - LOAN-BACKED AND STRUCTURED SECURITY IMPAIRMENTS (continued)

IMPAIRMENTS TAKEN ON CURRENT HOLDINGS DURING THE CURRENT YEAR
(1)	(2)	(3)	(4)	(5)	(6)	(7)
CUSIP(1,2)	Amortized Cost Before Current Period OTTI	Projected Cash Flows	Current Period Recognized OTTI	Amortized Cost After OTTI	Fair Value	Financial Statement Reporting Period
69336RDQ0	721	603	118	603	623	3/31/2018
69337VAE0	2,374	2,018	356	2,018	2,207	3/31/2018
76110VSU3	1,007	1,002	5	1,002	920	3/31/2018
78477AAA5	300	300	—	300	252	3/31/2018
863579XV5	337	323	14	323	299	3/31/2018
93934FEM0	1,202	1,132	70	1,132	1,160	3/31/2018
Subtotal - General Account	XXX	XXX	$7,258	XXX	XXX
Guaranteed Separate Accounts
009451AP0	$2	$2	$—	$2	$2	12/31/2018
02147QAF9	466	464	2	464	442	12/31/2018
059469AF3	177	176	1	176	176	12/31/2018
05951KBA0	45	44	1	44	44	12/31/2018
12544VAB5	20	19	1	19	19	12/31/2018
12627HAK6	160	157	3	157	153	12/31/2018
12628KAF9	137	134	3	134	124	12/31/2018
126384AQ9	40	37	3	37	38	12/31/2018
3622E8AC9	70	65	5	65	66	12/31/2018
3622MPAT5	40	39	1	39	39	12/31/2018
36244SAC2	263	244	20	244	256	12/31/2018
36244SAF5	249	231	19	231	243	12/31/2018
61749EAH0	199	187	13	187	189	12/31/2018
61751DAE4	64	60	5	60	60	12/31/2018
76110VSU3	6	6	—	6	6	12/31/2018
86359B5U1	55	50	5	50	54	12/31/2018
059515AE6	124	124	—	124	120	9/30/2018
12627HAK6	164	164	—	164	161	9/30/2018
12628KAF9	142	140	2	140	137	9/30/2018
76110VSU3	7	7	—	7	6	9/30/2018
009451AP0	6	2	4	2	2	6/30/2018
059469AF3	200	189	11	189	197	6/30/2018
059515AE6	134	129	5	129	126	6/30/2018
05951KBA0	253	237	15	237	249	6/30/2018
12544VAB5	22	21	1	21	22	6/30/2018
12627HAK6	177	171	6	171	171	6/30/2018
76110VSU3	8	8	—	8	7	6/30/2018
94984FAT6	27	25	1	25	27	6/30/2018

64

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS

NOTE 19 - LOAN-BACKED AND STRUCTURED SECURITY IMPAIRMENTS (continued)

IMPAIRMENTS TAKEN ON CURRENT HOLDINGS DURING THE CURRENT YEAR
(1)	(2)	(3)	(4)	(5)	(6)	(7)
CUSIP(1,2)	Amortized Cost Before Current Period OTTI	Projected Cash Flows	Current Period Recognized OTTI	Amortized Cost After OTTI	Fair Value	Financial Statement Reporting Period
05951KBA0	55	52	3	52	54	3/31/2018
1248MBAL9	229	225	3	225	216	3/31/2018
12627HAK6	189	181	8	181	178	3/31/2018
3622MPAT5	48	47	—	47	48	3/31/2018
45660LHT9	852	784	67	784	809	3/31/2018
61751DAE4	75	70	5	70	74	3/31/2018
76110VSU3	9	9	—	9	8	3/31/2018
Subtotal - Guaranteed Separate Accounts	XXX	XXX	$213	XXX	XXX
Grand Total	XXX	XXX	$7,471	XXX	XXX

(1)Only the impaired lots within each CUSIP are included within this table.
(2)CUSIP amounts less than $1 thousand within this table are shown as zero.

NOTE 20 - SUBSEQUENT EVENTS

At March 7, 2019, the date the financial statements were available to be issued, there have been no events occurring subsequent to the close of the Company’s books or accounts for the accompanying statutory financial statements that would have a material effect on the financial condition of the Company.

65

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS

GLOSSARY OF TERMS

Term	Description
ABS	Asset-backed securities
AVR	Asset valuation reserve
CMBS	Commercial mortgage-backed securities
COLI	Corporate owned life insurance
CSAs	Credit support annexes
DRD	Dividends received deduction
DSID (or “statutory accounting practices”)	Delaware State Insurance Department
DTA	Deferred tax asset(s)
DTL	Deferred tax liability(ies)
FHLB	Federal Home Loan Bank
GMAB	Guaranteed minimum accumulation benefit
GMDB	Guaranteed minimum death benefit
IMR	Interest maintenance reserve
INT 18-01	National Association of Insurance Commissioners Interpretation 18-01
IRC	Internal Revenue Code
IRS	Internal Revenue Service
LIHTC	Low-Income Housing Tax Credit
LTV	Loan to value ratio
MCF	Madison Capital Funding LLC
MCF Note Agreement	New York Life note funding agreement with MCF
MODCO	Modified coinsurance
NAIC	National Association of Insurance Commissioners
NAIC SAP	National Association of Insurance Commissioners’ Accounting Practices and Procedures
NAV	Net asset value
NYLARC	New York Life Agents Reinsurance Company
NYLAZ	NYLIFE Insurance Company of Arizona
NYLCC	New York Life Capital Corporation
NYLIFE Distributors	NYLIFE Distributors LLC
NYLIM	New York Life Investment Management LLC
NYL Investments	New York Life Investment Management Holdings LLC
NYL Investors	NYL Investors LLC
NYLIFE Securities	NYLIFE Securities LLC
OTC	Over-the-counter
OTC-cleared	Over-the-counter clearinghouse
OTC-bilateral	Over-the-counter bilateral agreements
OTTI	Other-than-temporary impairment(s)
PBR	Principle-based reserves
RMBS	Residential mortgage-backed securities

66

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS

Term	Description
SSAP	Statement of statutory accounting principle
Taiwan Branch	NYLIAC's former branch operations in Taiwan
Taiwan Corporation	New York Life Insurance Taiwan Corporation
TCJA	Tax Cuts and Jobs Act
TDR	Troubled debt restructuring
U.S. GAAP	Accounting principles generally accepted in the United States of America
UL	Universal life
VA	Variable annuity
VEBA	Voluntary Employees Beneficiary Association Trusts
VUL	Variable universal life
Yuanta	Yuanta Financials Holding Co., Ltd.

67

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
SCHEDULE 1 - SUPPLEMENTAL SCHEDULE OF SELECTED FINANCIAL DATA
At and for the Year Ended December 31, 2018

The following is a summary of certain financial information included in exhibits and schedules in the Annual Statement filed with the Delaware Insurance Department subjected to audit procedures by independent auditors and utilized by actuaries in the determination of reserves.

Investment Income Earned:
U.S. government bonds	$218,869,998
Other bonds (unaffiliated)	3,000,332,624
Bonds of affiliates	92,752,269
Preferred stocks (unaffiliated)	34,621
Preferred stocks of affiliates	—
Common stocks (unaffiliated)	39,857,140
Common stocks of affiliates	—
Mortgage loans	608,633,082
Real estate	4,277,326
Premium notes, policy loans and liens	54,331,946
Cash on hand and on deposit	1,588,475
Short-term investments	25,123,509
Derivative instruments	26,137,370
Other invested assets	70,709,613
Aggregate write-ins for investment income	5,992,161
Gross investment income	$4,148,640,134

Real Estate Owned - Book Value less Encumbrances	$56,576,567

Mortgage Loans - Book Value:
—
Residential mortgages	$24,451,470
Commercial mortgages	13,317,649,189
Mezzanine real estate loans	867,635,686
Total mortgage loans	$14,209,736,345

Mortgage Loans by Standing - Book Value:
Good standing	$14,206,717,793
Good standing with restructured terms	$—
Interest overdue more than 90 days, not in foreclosure	$787,084
Foreclosures in process	$2,231,468

Other Invested Assets - Statement Value	$1,320,214,434

Collateral Loans	$—

68

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

SCHEDULE 1 - SUPPLEMENTAL SCHEDULE OF SELECTED FINANCIAL DATA (continued)

Bonds and Stocks of Parent, Subsidiaries and Affiliates - Book Value:
Bonds	$1,908,690,804
Preferred stocks	$—
Common stocks	$—

Bonds and Short-Term Investments by Maturity and NAIC Designation:
Bonds by maturity - statement value:
Due within one year or less	$6,504,275,403
Over one year through five years	24,937,401,147
Over five years through 10 years	31,246,868,431
Over 10 years through 20 years	23,031,868,331
Over 20 years	1,180,047,616
Total by maturity	$86,900,460,928

Bonds by NAIC designation - statement value
NAIC 1	$56,268,989,359
NAIC 2	26,215,197,326
NAIC 3	2,456,182,067
NAIC 4	1,724,283,128
NAIC 5	193,356,235
NAIC 6	42,452,813
Total by NAIC designation	$86,900,460,928

Total bonds publicly traded	$54,001,599,071
Total bonds privately placed	$32,898,861,857

Preferred Stocks - Statement Value	$11,881,015

Common Stocks - Market Value	$1,315,476,336

Short-Term Investments - Book Value	$8,378,146

Options, Caps and Floors Owned - Statement Value	$65,467,849

Options, Caps and Floors Written and In-Force - Statement Value	$—

Collar, Swap and Forward Agreements Open - Statement Value	$248,679,483

Future Contracts Open - Current Value	$(24,406)

Cash on Deposit	$(173,244,351.85)

69

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

SCHEDULE 1 - SUPPLEMENTAL SCHEDULE OF SELECTED FINANCIAL DATA (continued)

Life Insurance In-Force (in thousands):
Industrial	$—
Ordinary	$175,250,618
Credit life	$—
Group life	$8,159,273

Amount of Accidental Death Insurance In-Force Under
Ordinary Policies (in thousands):	$1,150,451

Life Insurance Policies with Disability Provisions In-Force (in thousands):
Industrial	$—
Ordinary	$16,219,253
Credit life	$—
Group life	$—

Supplementary Contracts In-Force:
Ordinary - not involving life contingencies
Amount on deposit	$368,048,512
Income payable	$55,112,866

Ordinary - involving life contingencies
Income payable	$31,512,544

Group - not involving life contingencies
Amount on deposit	$—
Income payable	$—

Group - involving life contingencies
Income payable	$—

Annuities:
Ordinary
Immediate - amount of income payable	$1,464,351,685
Deferred - fully paid account balance	$44,323,486,514
Deferred - not fully paid - account balance	$28,127,830,831

Group
Amount of income payable	$86,837,027
Fully paid account balance	$2,514,251
Not fully paid - account balance	$—

70

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

SCHEDULE 1 - SUPPLEMENTAL SCHEDULE OF SELECTED FINANCIAL DATA (continued)

Accident and Health Insurance - Premiums In-Force
Ordinary	$—
Group	$—
Credit	$—

Deposit Funds and Dividend Accumulations:
Deposit funds - account balance	$202,101,079
Dividend accumulations - account balance	$—

Claim Payments 2018 (in thousands):
Group accident and health - year ended December 31, 2018
2018	$—
2017	$—
2016	$—
2015	$—
2014	$—
Prior	$—

Other accident and health
2018	$—
2017	$—
2016	$—
2015	$—
2014	$—
Prior	$—

Other coverages that use developmental methods to calculate
claims reserves (in thousands):
2018	$528,192
2017	$485,765
2016	$377,370
2015	$362,968
2014	$293,352
Prior	$39,583

71

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
SCHEDULE 2 - SUMMARY INVESTMENT SCHEDULE
At and for the Year Ended December 31, 2018

	Gross Investment		Admitted Assets as
Investment Categories	Holdings*		Reported in the Annual Statement
	Amount	Percentage	Amount	Securities Lending Reinvested Collateral Amount	Total Amount	Percentage
Bonds:
U.S. Treasury securities	$592,051,950	0.564%	$592,051,950	—	$592,051,950	0.564%
U.S. government agency & corporate obligations (excluding mortgage-backed securities):
Issued by U.S. government agencies	519,202,447	0.494	519,202,447	—	519,202,447	0.494
Issued by U.S. government-sponsored agencies	525,539,588	0.500	525,539,588	—	525,539,588	0.500
Non-U.S. government (including Canada, excluding mortgage-backed securities)	314,446,201	0.299	314,446,201	—	314,446,201	0.299
Securities issued by states, territories, and possessions and political subdivisions in the U.S.:
State, territories and possessions general obligations	—	—	—	—	—	—
Political subdivisions of states, territories and possessions and political subdivisions general obligations	—	—	—	—	—	—
Revenue and assessment obligations	—	—	—	—	—	—
Industrial development and similar obligations	—	—	—	—	—	—
Mortgage-backed securities (including residential and commercial MBS):
Pass-through securities:
Issued or guaranteed by GNMA	3,610,645,378	3.437	3,610,645,378	—	3,610,645,378	3.437
Issued or guaranteed by FNMA and FHLMC	3,318,596,646	3.159	3,318,596,646	—	3,318,596,646	3.159
All other	—	—	—	—	—	—
CMOs and REMICs:
Issued or guaranteed by GNMA, FNMA, FHLMC or VA	8,094,784,277	7.705	8,094,784,277	—	8,094,784,277	7.706
Issued by non-U.S. government issuers and collateralized by mortgage-backed securities issued or guaranteed by agencies shown in line above	—	—	—	—	—	—
All other	7,076,000,054	6.735	7,076,000,054	—	7,076,000,054	6.736
Other debt and other fixed income securities (excluding short-term):
Unaffiliated domestic securities (including credit tenant loans rated by the SVO)	45,566,678,797	43.373	45,566,678,797	—	45,566,678,797	43.380
Unaffiliated foreign securities	13,392,923,881	12.748	13,392,923,881	—	13,392,923,881	12.750
Affiliated securities	1,908,690,804	1.817	1,908,690,804	—	1,908,690,804	1.817

See accompanying notes to financial statements.
72

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

SCHEDULE 2 - SUMMARY INVESTMENT SCHEDULE (continued)

	Gross Investment		Admitted Assets as
Investment Categories	Holdings*		Reported in the Annual Statement
	Amount	Percentage	Amount	Securities Lending Reinvested Collateral Amount	Total Amount	Percentage
Equity interests:
Investments in mutual funds	432,111,791	0.004	432,111,791	—	432,111,791	0.004
Preferred stocks:
Affiliated	—	—	—	—	—	—
Unaffiliated	11,881,015	0.000	11,881,015	—	11,881,015	—
Publicly traded equity securities (excluding preferred stocks):
Affiliated	—	—	—	—	—	—
Unaffiliated	848,504,407	0.008	848,504,407	—	848,504,407	0.008
Other equity securities:
Affiliated	—	—	—	—	—	—
Unaffiliated	34,860,138	0.000	34,860,138	—	34,860,138	—
Other equity interests including tangible personal property under lease:
Affiliated	—	—	—	—	—	—
Unaffiliated	—	—	—	—	—	—
Mortgage loans:
Construction and land development	186,100,565	0.002	186,100,565		186,100,565	0.002
Agricultural	—	—	—	—	—	—
Single family residential properties	24,451,470	0.000	24,451,470		24,451,470	—
Multifamily residential properties	4,185,755,320	0.040	4,185,755,320		4,185,755,320
Commercial loans	8,945,793,304	0.085	8,945,793,304		8,945,793,304
Mezzanine real estate loans	867,635,686	0.008	867,635,686		867,635,686	0.008
Real estate investments:
Property occupied by company	—	—	—	—	—	—
Property held for production of income	55,673,628	0.001	55,673,628		55,673,628	0.001
Property held for sale	902,938	0.000	902,938		902,938	—
Policy loans	906,429,204	0.009	894,340,573		894,340,573
Derivatives	418,065,726	0.004	418,065,726		418,065,726	0.004
Receivables for securities	1,010,251	0.000	1,010,251		1,010,251	—
Securities lending	—	—	—	XXX	XXX	XXX
Cash, cash equivalents and short-term investments	1,891,328,585	0.018	1,891,328,585		1,891,328,585	0.018
Other invested assets	1,326,813,258	0.013	1,323,414,245		1,323,414,245	0.013
Total invested assets	$105,056,877,309	100.000%	$105,041,389,665	$—	$105,041,389,665	100.000%
* Gross investment holdings as valued in compliance with NAIC Accounting Practices & Procedures Manual.

73

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
SCHEDULE 3 – INVESTMENT RISKS INTERROGATORIES
At and for the Year Ended December 31, 2018

NAIC Group Code: 0826	NAIC Company Code: 91596	EIN: 13-3044743

The Investment Risks Interrogatories are to be filed by April 1. They are also to be included with the Audited Statutory Financial Statements.

Answer the following interrogatories by reporting the applicable U.S. dollar amounts and percentages of the reporting entity’s total admitted assets held in that category of investments.

1.	Reporting entity’s total admitted assets as reported on Page 2 of this annual statement. $114,943,021,028

2.	Ten largest exposures to a single issuer/borrower/investment.

	Description of		Percentage of Total
Issuer	Exposure	Amount	Admitted Assets
New York Life Insurance Company (Madison Capital Funding LLC)	Affiliated Bonds/Limited Partnership	$2,538,521,397	2.2%
Wells Fargo & Company	Bonds/Equity	$1,127,706,471	1.0%
JPMorgan Chase & Co	Bonds/Equity	$831,475,311	0.7%
Morgan Stanley	Bonds	$695,826,172	0.6%
GS Mortgage Securities	Bonds	$592,484,750	0.5%
General Growth Properties, Inc	Mortgage Loans	$576,573,695	0.5%
CitiGroup	Bonds/Equity	$532,705,389	0.5%
Global Logistic Properties	Mortgage Loans	$479,022,581	0.4%
The Macerich Company	Mortgage Loans	$464,600,000	0.4%
Commingled Pension Trust Fund	Mortgage Loans	$434,236,630	0.4%

3.	Amounts and percentages of the reporting entity’s total admitted assets held in bonds and preferred stocks by NAIC rating.

Rating	Bonds	Percentage of Total Admitted Assets	Preferred Stocks		Percentage of Total Admitted Assets
NAIC – 1	$56,268,989,359	49.0%	P/RP - 1	$—	—%
NAIC – 2	$26,215,197,326	22.8%	P/RP - 2	$—	—%
NAIC – 3	$2,456,182,067	2.1%	P/RP - 3	$184,774	—%
NAIC – 4	$1,724,283,127	1.5%	P/RP - 4	$—	—%
NAIC – 5	$193,356,235	0.2%	P/RP - 5	$—	—%
NAIC – 6	$42,452,813	—%	P/RP - 6	$11,696,240	—%
See accompanying notes to financial statements.
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SCHEDULE 3 – INVESTMENT RISKS INTERROGATORIES (continued)

4.	Assets held in foreign investments:

Are assets held in foreign investments less than 2.5% of the reporting entity’s total admitted assets? Yes [ ] No [X]

If response to 4.01 above is Yes, responses are not required for interrogatories 5-10

Total admitted assets held in foreign investments	$12,332,878,668	10.7%
Foreign-currency-denominated investments	$—	—%
Insurance liabilities denominated in that same foreign currency	$—	—%

5.	Aggregate foreign investment exposure categorized by NAIC sovereign rating:

Countries rated NAIC-1	$12,138,452,533	10.6%
Countries rated NAIC-2	$138,296,675	0.1%
Countries rated NAIC-3 or below	$56,129,460	0.0%

6.	Largest foreign investment exposures by country, categorized by NAIC sovereign rating:

Countries rated NAIC-1:
United Kingdom	$3,514,212,997	3.1%
Cayman Islands	$2,391,198,385	2.1%
Countries rated NAIC-2:
Mexico	$74,224,291	0.1%
Colombia	$26,033,766	0.0%
Countries rated NAIC-3 or below:
Bahamas	$34,872,617	—%
Barbados	$7,207,514	—%

7. Aggregate unhedged foreign currency exposure	$388,669,665	0.3%

8.	Aggregate unhedged foreign currency exposure categorized by the country’s NAIC sovereign rating:

Countries rated NAIC-1:	$375,243,832	0.3%
Countries rated NAIC-2:	$6,208,281	—%
Countries rated NAIC-3 or below:	$7,217,552	—%

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SCHEDULE 3 – INVESTMENT RISKS INTERROGATORIES (continued)

9.	Largest unhedged foreign currency exposures by country, categorized by the country’s NAIC sovereign rating:

Countries rated NAIC-1:
Australia	$141,146,704	0.1%
Luxembourg	$100,542,163	0.1%
Countries rated NAIC-2:
Italy	$2,691,750	—%
India	$2,510,922	—%
Countries rated NAIC-3 or below:
Brazil	$3,315,373	—%
Turkey	$2,754,707	—%

10.	Ten largest non-sovereign (i.e. non-governmental) foreign issues:

Issuer	NAIC Rating
Smith & Nephew PLC	1	$144,500,000	0.1%
Compass Group PLC	1	$135,000,000	0.1%
STATNETT SF	1	$123,800,000	0.1%
Cooperatieve Rabobank UA	1FE	$114,111,394	0.1%
British Land Company PLC	1	$107,439,667	0.1%
Angel Trains GRP	2	$105,581,424	0.1%
BASF SE	1FE	$104,587,347	0.1%
Anglian Water Group LTD	1FE	$99,383,061	0.1%
Lesaffre	2Z	$97,167,732	0.1%
Intertek Group PLC	2	$96,000,000	0.1%

11.	Amounts and percentages of the reporting entity’s total admitted assets held in Canadian investments and unhedged Canadian currency exposure.

Are assets held in Canadian investments less than 2.5% of the reporting entity’s total admitted assets? Yes [X] No [ ]

If response to 11.01 is Yes, detail is not required for the remainder of Interrogatory 11

12.	Report aggregate amounts and percentages of the reporting entity’s total admitted assets held in investments with contractual sales restrictions.

Are assets held in investments with contractual sales restrictions less than 2.5% of the reporting entity’s total admitted assets? Yes[X] No[ ]

If response to 12.01 is Yes, responses are not required for the remainder of Interrogatory 12

13.	Amounts and percentages of admitted assets held in the ten largest equity interests:

Are assets held in equity interest less than 2.5% of the reporting entity’s total admitted assets?
Yes [X] No []

If response to 13.01 above is Yes, responses are not required for the remainder of Interrogatory 13

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SCHEDULE 3 – INVESTMENT RISKS INTERROGATORIES (continued)

14. Amounts and percentages of the reporting entity’s total admitted assets held in nonaffiliated, privately placed equities:

Are assets held in nonaffiliated, privately placed equities less than 2.5% of the reporting entity’s total admitted assets? Yes [X] No [ ]

If response to 14.01 above is Yes responses are not required for the remainder of Interrogatory 14

15. Amounts and percentages of the reporting entity’s total admitted assets held in general partnership interests:

Are assets held in general partnership interests less than 2.5% of the reporting entity’s total admitted assets? Yes [X] No [ ]

If response to 15.01 above is Yes responses are not required for the remainder of Interrogatory 15

16. Amounts and percentages of the reporting entity’s total admitted assets held in mortgage loans:

Are mortgage loans reported in Schedule B less than 2.5% of the reporting entity’s total admitted assets? Yes [ ] No [X]

If response to 16.01 above is Yes, responses are not required for the remainder of Interrogatory 16 and Interrogatory 17

Type ( Residential, Commercial, Agricultural)
Commercial	$405,500,000	0.4%
Commercial	$282,488,495	0.2%
Commercial	$196,534,087	0.2%
Commercial	$189,304,732	0.2%
Commercial	$186,944,540	0.2%
Commercial	$155,699,999	0.1%
Commercial	$155,242,420	0.1%
Commercial	$150,032,864	0.1%
Commercial	$145,428,179	0.1%
Commercial	$143,466,702	0.1%

Amount and percentage of the reporting entity’s total admitted assets held in the following categories of mortgage loans:

Construction loans	$181,184,440	0.2%
Mortgage loans over 90 days past due	$787,084	—%
Mortgage loans in the process of foreclosure	$2,231,468	—%
Mortgage loans foreclosed	$862,138	—%
Restructured mortgage loans	$—	—%

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SCHEDULE 3 – INVESTMENT RISKS INTERROGATORIES (continued)

17.	Aggregate mortgage loans having the following loan-to-value ratios as determined from the most current appraisal as of the annual statement date:

Loan-to-Value	Residential		Commercial		Agricultural
above 95%	$0	—%	$—	—%	$—	—%
91% to 95%	$—	—%	$—	—%	$—	—%
81% to 90%	$0	—%	$42,630,189	—%	$—	—%
71% to 80%	$3,375,187	—%	$616,497,243	0.5%	$—	—%
Below 70%	$21,076,282	—%	$13,526,157,444	11.8%	$—	—%

18. Amounts and percentages of the reporting entity’s total admitted assets held in each of the five largest investments in real estate:

Are assets held in real estate reported less than 2.5% of the reporting entity’s total admitted assets
Yes [X] No [ ]

If response to 18.01 above is Yes, responses are not required for the remainder of Interrogatory 18

19. Report aggregate amounts and percentages of the reporting entity’s total admitted assets held in investments held in mezzanine real estate loans:

Are assets held in investment held in mezzanine real estate loans less than 2.5% of the reporting entity’s total admitted assets Yes [X] No [ ]

If response to 19.01 above is Yes, responses are not required for the remainder of Interrogatory 19

20.	Amounts and percentages of the reporting entity’s total admitted assets subject to the following types of agreements:

			At End of Each Quarter
	At Year End		1st Qtr	2nd Qtr	3rd Qtr
Securities lending agreements (do not include assets held as collateral for such transactions)	$684,509,382	0.6%	$659,099,831	$662,687,601	$664,207,601
Repurchase agreements	$—	0.0%	$—	$—	$—
Reverse repurchase agreements	$220,102,000	0.2%	$210,442,000	$224,600,000	$219,840,000
Dollar repurchase agreements	$—	0.0%	$—	$—	$—
Dollar reverse repurchase agreements	$—	0.0%	$—	$—	$—

21.	Amounts and percentages of the reporting entity’s total admitted assets for warrants not attached to other financial instruments, options, caps, and floors:

	Owned		Written

Hedging	$65,467,849	0.1%	$—	—%
Income generation	$—	—%	$—	—%
Other	$—	—%	$—	—%

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SCHEDULE 3 – INVESTMENT RISKS INTERROGATORIES (continued)

22.	Amounts and percentages of the reporting entity’s total admitted assets of potential exposure for collars, swaps, and forwards:

At End of Each Quarter
	At Year End		1st Qtr	2nd Qtr	3rd Qtr

Hedging	$85,863,678	0.1%	$88,608,627	$88,964,748	$89,053,692
Income generation	$—	—%	$—	$—	$—
Replications	$—	—%	$—	$—	$—
Other	$—	—%	$—	$—	$—

23.	Amounts and percentages of the reporting entity’s total admitted assets of potential exposure for futures contracts:

At End of Each Quarter
	At Year End		1st Qtr	2nd Qtr	3rd Qtr

Hedging	$198,281	—%	$174,372	$184,220	$187,605
Income generation	$—	—%	$—	$—	$—
Replications	$—	—%	$—	$—	$—
Other	$—	—%	$—	$—	$—

79

PART C. OTHER INFORMATION

ITEM 26. EXHIBITS

(a)	Board of Directors Resolution

Resolution of the Board of Directors of New York Life Insurance and Annuity Company (NYLIAC) establishing the Separate Account — Previously filed as Exhibit (1) to Registrant’s initial Registration Statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-07617), filed on 7/3/96 and incorporated herein by reference.

(b)	Custodian Agreements. Not applicable.

(c)	Underwriting Contracts.

(c)(1)	Distribution Agreement between NYLIFE Distributors Inc. and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (3)(a) to Registrant’s Pre-Effective Amendment No. 1 on Form S-6 (File No. 333-07617) filed 1/2/97 and incorporated herein by reference.

(c)(2)	Form of Sales Agreement, by and between NYLIFE Distributors Inc., as Underwriter, NYLIAC as Issuer, and Dealers - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (3)(b) to Registrant’s Pre-Effective Amendment No. 1 on Form S-6 (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

(c)(3)	Distribution and Underwriting Agreement, dated April 27, 2006, between New York Life Insurance and Annuity Corporation and NYLIFE Distributors LLC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (c)(3) to Post Effective Amendment No. 16 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-48300), filed 8/15/06 and incorporated herein by reference.

(c)(4)	Amendment to Distribution and Underwriting Agreement, dated March 6, 2015, between NYLIAC and NYLIFE Distributors LLC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit(c)(4) to Post-Effective Amendment No. 25 on Form N-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-79309), filed 4/14/2015 and incorporated herein by reference.

(d)	Contracts.

(d)(1)	Form of Policy (No. ICC 19-319-43) for Corporate Sponsored Variable Universal Life Insurance — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (d)(1) to Registrant’s initial Registration Statement on Form N-6 (File No. 333-232790), filed 7/24/19 and incorporated herein by reference.

(e)	Applications.

(e)(1)	Form of Application (No. ICC 19-319-650) for Guaranteed Issue Application for Executive Benefits Individual Life Insurance — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (e)(1) to Registrant’s initial Registration Statement on Form N-6 (File No. 333-232790), filed 7/24/19 and incorporated herein by reference.

(f)	Depositor’s Certificate of Incorporation and By-Laws.

(f)(1)	Restated Certificate of Incorporation of NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (6)(a) to Registrant’s initial Registration Statement on Form S-6 (File No. 333-07617), filed 7/3/96 and incorporated herein by reference.

(f)(1)(a)	Amended and Restated Certificate of Incorporation of NYLIAC — Previously filed as Exhibit 6(a)(1) to Post-Effective Amendment No. 36 to the registration statement on Form N-4 for the NYLIAC MFA Separate Account - I (File No. 2-86083), filed 4/12/13 and incorporated herein by reference.

(f)(2)	By-Laws of NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (6)(b) to Registrant’s initial registration statement on Form S-6 (File No. 333-07617), filed 7/3/96 and incorporated herein by reference.

(f)(2)(a)	Amendments to By-Laws of NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (6)(b)(2) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-39157) filed 4/3/98, and incorporated herein by reference.

(f)(2)(b)	Amended and Restated By-Laws of NYLIAC — Previously filed as Exhibit 6(b)(3) to Post-Effective Amendment No. 36 to the registration statement on Form N-4 for the NYLIAC MFA Separate Account - I (File No. 2-86083), filed 4/12/13 and incorporated herein by reference.

(g)	Reinsurance Contracts.

(g)(1)	Automatic Reinsurance Agreement between NYLIAC and Certain Reinsurers Relating to Certain NYLIAC Variable Universal Life Policies — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (g)(1) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-48300), filed 4/18/03 and incorporated herein by reference.

(h)	Participation Agreements.

(h)(1)	Stock Sale Agreement between NYLIAC and MainStay VP Series Fund, Inc. (formerly New York Life MFA Series Fund, Inc.) - Previously filed as Exhibit 1.(9) to Registrant’s Pre-Effective Amendment No. 1 on Form S-6, refiled as Exhibit 1.(9)(a) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

(h)(2)	Participation Agreement among The Alger American Fund, Fred Alger and Company, Incorporated and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1.(9)(b)(2) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617) filed 1/2/97, and incorporated herein by reference.

(h)(3)	Participation Agreement between Janus Aspen Series and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1.(9)(b)(3) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617) filed 1/2/97, and incorporated herein by reference.

(h)(4)	Participation Agreement among Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1.(9)(b)(4) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617) filed 1/2/97, and incorporated herein by reference.

(h)(5)	Amended and Restated Participation Agreement among Variable Insurance Products Funds, Fidelity Distributors Corporation and NYLIAC as amended, dated November 23, 2009 — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(f) to Post-Effective Amendment No. 24 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 33-53342) filed 4/13/10, and incorporated herein by reference.

(h)(6)	Form of Participation Agreement among T. Rowe Price Equity Series, Inc., T. Rowe Price Associates, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(h) to Post-Effective Amendment No. 7 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 33-53342) filed 4/16/98, and incorporated herein by reference.

(h)(7)	Participation Agreement, Amended and Restated, dated May 1, 2009, among MFS Variable Insurance Trust, MFS Variable Insurance Trust II, New York Life Insurance and Annuity Corporation and MFS Fund Distributors, Inc. - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(30) to Pre-Effective Amendment No. 1 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-1 (File No. 333-161336), filed 11/16/09 and incorporated herein by reference.

(h)(8)	Form of Substitution Agreement among NYLIAC, MainStay Management LLC, and New York Life Investment Management LLC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102 (e) as Exhibit (9)(s) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-57210), filed 6/4/01 and incorporated herein by reference.

(h)(9)	Form of Participation Agreement among American Century Variable Portfolios, Inc., American Century Investment Management, Inc., American Century Investment Services, Inc., American Century Services Corporation, and NYLIAC — Previously filed in accordance with Regulation S-T, 19 CFR 232.102(e) as Exhibit (9)(b)(12) to Post-Effective Amendment No. 3 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-48300), filed 4/10/02 and incorporated herein by reference.

(h)(10)	Form of Participation Agreement by and among Deutsche Asset Management VIT Funds, Deutsche Asset Management, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(13) to Post-Effective Amendment No. 4 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-1 (File No. 333-48300), filed 12/23/02 and incorporated herein by reference.

(h)(11)	Amendment dated 9/27/02 to Stock Sale Agreement dated 6/4/93 between NYLIAC and MainStay VP Series Fund, Inc. — Previously filed in accordance with Regulation S-T, 17 CFR 232.102 (e) as Exhibit (8)(n) to Post-Effective Amendment No. 18 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account — III (File No. 33-87382), filed 4/9/03 and incorporated herein by reference.

(h)(12)	Form of Participation Agreement among NYLIAC, PIMCO Variable Insurance Trust and PIMCO Advisors Distributors LLC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(17) to Post-Effective Amendment No. 9 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-48300), filed 4/14/04 and incorporated herein by reference.

(h)(13)	Form of Participation Agreement by and among AIM Variable Insurance Funds, AIM Distributors, Inc. and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(22) to Post-Effective Amendment No. 13 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-48300), filed September 15, 2005 and incorporated herein by reference.

(h)(14)	Participation Agreement among New York Life Insurance and Annuity Corporation, MainStay VP Series Fund, Inc., and New York Life Investment Management LLC dated 10/7/04 — Previously filed in accordance with Regulation S-T, 17 CFR 232.102 (e) as Exhibit (8)(y) to Post-Effective Amendment No. 20 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account I (File No. 33-53342), filed 4/10/06 and incorporated herein by reference.

(h)(15)	Form of Participation Agreement, dated August 14, 2006, among New York Life Insurance and Annuity Corporation, American Funds Insurance Series and Capital Research and Management Company - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(24) to Post Effective Amendment No. 16 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-48300), filed 8/15/06 and incorporated herein by reference.

(h)(16)	Form of Participation Agreement, dated August 14, 2006, among New York Life Insurance and Annuity Corporation, Delaware VIP Trust, Delaware Management Company, and Delaware Distributors, L.P. - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(25) to Post Effective Amendment No. 16 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-48300), filed 8/15/06 and incorporated herein by reference.

(h)(17)	Form of Participation Agreement, dated May 1, 2007, among New York Life Insurance and Annuity Corporation, AllianceBernstein L.P. and AllianceBernstein Investments, Inc. — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(26) to Post Effective Amendment No. 17 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-48300), filed 4/18/07 and incorporated herein by reference.

(h)(18)	Form of Participation Agreement, dated May 1, 2007, among New York Life Insurance and Annuity Corporation, DWS Variable Series I, DWS Variable Series II, and DWS Investments VIT Funds, DWS Scudder Distributors, Inc. and Deutsche Investment Management Americas Inc. — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(27) to Post Effective Amendment No. 17 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-48300), filed 4/18/07 and incorporated herein by reference.

(h)(19)	Form of Participation Agreement, dated June 5, 2007, among New York Life Insurance and Annuity Corporation, Lincoln Variable Insurance Products Trust, Lincoln Financial Distributors, Inc. and Lincoln Investment Advisors Corporation — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(28) to Post Effective Amendment No. 18 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-48300), filed 6/5/07 and incorporated herein by reference.

(h)(20)	Fund Participation Agreement, among New York Life Insurance and Annuity Corporation, Voya Investments Distributor, LLC, Voya Investments, LLC, Voya Variable Portfolios, Inc. and Voya Variable Products Trust — Previously filed in accordance with Regulation S-T 17 CFR 232.102(e) as Exhibit (h)(30) to Post-Effective Amendment No. 38 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account – I (File No. 333-48300), filed 4/12/18 and incorporated herein by reference.

(h)(21)	Participation Agreement, dated March 21, 2012, among New York Life Insurance and Annuity Corporation; DFA Investment Dimensions Group Inc.; Dimensional Fund Advisors LP, and DFA Securities LLC — Previously filed in accordance with Regulation S-T 17 CFR 232.102(e) as Exhibit (h)(31) to Post-Effective Amendment No. 30 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account – I (File No. 333- 48300), filed 11/8/2013 and incorporated herein by reference.

(h)(22)	Form of Fund Participation Agreement, dated March 25, 2011, and effective as of May 1, 2011, between BlackRock Variable Series Funds, Inc., BlackRock Investments, LLC, and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 8(b)(b) to Post-Effective Amendment No. 25 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account — I (File No. 033-53342), filed 4/14/11 and incorporated herein by reference.

(h)(23)	Form of Participation Agreement among Legg Mason Investor Services, LLC and New York Life Insurance and Annuity Corporation - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(j)(j) to Post-Effective Amendment No.31 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 033-53342), filed 4/11/17 and incorporated herein by reference.

(h)(24)	Participation Agreement among Thrivent Series Fund, Inc., Thrivent Financial for Lutherans and New York Life Insurance and Annuity Corporation — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(35) to Post-Effective Amendment No. 38 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-48300), filed 4/12/18 and incorporated herein by reference.

(h)(25)	Form of Participation Agreement among Columbia Funds Variable Series Trust II, Columbia Management Investment Distributors, Inc. and New York Life Insurance and Annuity Corporation, dated March 1, 2015 — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(g)(g) to Post-Effective Amendment No. 29 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 033-53342), filed 4/14/2015 and incorporated herein by reference.

(h)(26)	Form of Participation Agreement among Victory Variable Insurance Funds, BISYS Fund Services Limited Partnership, Victory Capital Management, Inc. and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(o) to Post-Effective Amendment No. 16 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account — I (File No. 033-53342), filed 4/5/04 and incorporated herein by reference.

(i)	Administrative Contracts.

(i)(1)	Service Agreement between Fred Alger Management, Inc. and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(1) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-79309), filed 1/21/03 and incorporated herein by reference.

(i)(2)	Administrative Services Agreement between Janus Capital Corporation and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(4) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account -I (File No. 333-79309), filed 1/21/03 and incorporated herein by reference.

(i)(3)	Services Agreement between New York Life Investment Management LLC and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(5) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account — I (File No. 333-79309), filed 1/21/03 and incorporated herein by reference.

(i)(4)	Administrative Services Agreement between T. Rowe Price Associates, Inc. and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(6) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account - I (File No. 333-79309), filed 1/21/03 and incorporated herein by reference.

(i)(5)	Service Agreement between Fidelity Investments Institutional Operations Company, Inc. and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(7) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account — I (File No. 333-79309), filed 1/21/03 and incorporated herein by reference.

(i)(6)	Service Agreement between American Century Investment Services, Inc. and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(7) to Post-Effective Amendment No. 3 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-57210), filed 2/12/03 and incorporated herein by reference.

(i)(7)	Administrative Services Agreement between Massachusetts Financial Services Company and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(8) to Post-Effective Amendment No. 3 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-57210), filed 2/12/03 and incorporated herein by reference.

(i)(8)	Service Agreement between Deutsche Asset Management, Inc. and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(10) to Post-Effective Amendment No. 5 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-48300), filed 2/20/03 and incorporated herein by reference.

(i)(9)	Services Agreement between PIMCO Variable Insurance Trust and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(13) to Post-Effective Amendment No. 10 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-57210), filed 4/13/05 and incorporated herein by reference.

(i)(10)	Services Agreement between Pacific Investment Management Company LLC and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(14) to Post-Effective Amendment No. 10 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-57210), filed 4/13/05 and incorporated herein by reference.

(i)(11)	Form of Service Agreement by and between AIM Advisors, Inc. and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(18) to Post-Effective Amendment No. 13 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-48300), filed 9/15/05 and incorporated herein by reference.

(i)(12)	Administrative Services Agreement between New York Life Investment Management LLC and NYLIAC dated 1/1/05 — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(w) to Post-Effective Amendment No. 20 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account — I (File No. 33-53342), filed 4/10/06 and incorporated herein by reference.

(i)(13)	Form of Business Agreement, dated August 14, 2006, among New York Life Insurance and Annuity Corporation, American Funds Distributors, Inc., and Capital Research and Management Company - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(21) to Post Effective Amendment No. 16 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-48300), filed 8/15/06 and incorporated herein by reference.

(i)(14)	Form of Administrative Services Agreement, dated as of August 15, 2006, between Delaware Distributors L.P. and New York Life Insurance and Annuity Corporation, — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(22) to Post Effective Amendment No. 17 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-48300), filed 4/18/07 and incorporated herein by reference.

(i)(15)	Form of Master Administrative Services Agreement, dated May 1, 2007, among New York Life Insurance and Annuity Corporation, AllianceBernstein L.P. and AllianceBernstein Investments, Inc. - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(23) to Post Effective Amendment No. 17 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-48300), filed 4/18/07 and incorporated herein by reference.

(i)(16)	Administrative Services Agreement dated June 5, 2007 between Lincoln Investment Advisors Corporation and New York Life Insurance and Annuity Corporation — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(25) to Post-Effective Amendment No. 19 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account — I (File No. 333-48300), filed 12/13/07 and incorporated herein by reference.

(i)(17)	Amended and Restated Administrative Services Agreement between New York Life Investment Management LLC and NYLIAC, dated February 17, 2012 — Previously filed in accordance with Regulation S-T 17 CFR 232.102(e) as Exhibit (8)(c)(c) to Post-Effective Amendment No. 26 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account — I (File No. 33-53342), filed 4/11/12 and incorporated herein by reference.

(i)(18)	Amended and Restated 12b-1 Plan Services Agreement for the Service Class Shares of the MainStay VP Funds Trust between NYLIFE Distributors LLC and NYLIAC, dated April 29, 2011— Previously filed in accordance with Regulation S-T 17 CFR 232.102(e) as Exhibit (8)(d)(d) to Post-Effective Amendment No. 26 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account — I (File No. 33-53342), filed 4/11/12 and incorporated herein by reference.

(i)(19)	Form of Administrative Services Agreement, dated March 25, 2011, and effective as of May 1, 2011, between BlackRock Advisors, LLC and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 8(a)(a) to Post-Effective Amendment No. 25 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account — I (File No. 033-53342), filed 4/14/11 and incorporated herein by reference.

(i)(20)	Form of Administrative Services Agreement among Legg Mason Investor Services, LLC and New York Life Insurance and Annuity Corporation Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(k)(k) to Post-Effective Amendment No.31 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 033-53342), filed 4/11/17 and incorporated herein by reference.

(i)(21)	Administrative Service Agreement between Morgan Stanley & Co. Incorporated and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(15) to Pre-Effective Amendment No. 1 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-147707), filed 4/14/08 and incorporated herein by reference.

(i)(22)	Administrative Services Letter of Agreement between Columbia Funds Distributor, Inc. and NYLIAC dated 11/1/04 — Previously filed in accordance with Regulation S-T, 17 CFR 231.102(e) as Exhibit (8)(t) to Post-Effective Amendment No. 18 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 033-53342), filed 4/12/05 and incorporated herein by reference.

(i)(23)	Distribution and Service Agreement, dated May 1, 2004, between The Victory Variable Insurance Funds and New York Life Insurance and Annuity Corporation — Filed herewith.

(i)(24)	Contract Owner Administrative Services Agreement, dated May 1, 2004, between The Victory Variable Insurance Funds and New York Life Insurance and Annuity Corporation — Filed herewith.

(j)	Other Material Contracts.

(j)(1)	Powers of Attorney — Filed herewith.

(k)	Legal Opinion.

Opinion and consent of Thomas F. English, Esq. — Filed herewith.

(l)	Actuarial Opinion.

Not applicable.

(m)	Calculation.

Not applicable.

(n)	Other Opinions.

Consent of PricewaterhouseCoopers LLP — Filed herewith.

(o)	Omitted Financial Statements.

Not applicable.

(p)	Initial Capital Agreements.

Not applicable.

(q)	Redeemability Exemption.

Memorandum describing NYLIAC’s issuance, transfer and redemption procedures for the Policies — Filed herewith.

ITEM 27. DIRECTORS AND OFFICERS OF THE DEPOSITOR

The principal business address of each director and officer of NYLIAC is 51 Madison Avenue, New York, NY 10010.

Name:	Title:
Mathas, Theodore A.	Chairman of the Board, President & Chief Executive Officer
Ashe, Christopher T.	Director & Senior Vice President
Bedard, David G.	Director & Senior Vice President
Brill, Elizabeth K.	Director, Senior Vice President & Chief Actuary
Cook, Alexander I. M.	Director & Senior Vice President
Gardner, Robert M.	Director, Senior Vice President & Controller
Grove, Matthew M.	Director, Executive Vice President & Co-Chief Operating Officer
Harte, Francis Michael	Director & Senior Vice President
Hendry, Thomas A.	Director, Senior Vice President & Treasurer
Huang, Dylan W.	Director, Senior Vice President & Actuary
Madgett, Mark J.	Director, Executive Vice President & Head of Agency
Miller, Amy	Director
Seter, Arthur H.	Director, Senior Vice President & Chief Investment Officer
Steinberg, Joel M.	Director, Senior Vice President, Chief Risk Officer & Interim Chief Financial Officer
Wion, Matthew D.	Director & Senior Vice President
DeSanto, Craig L.	Executive Vice President, Co-Chief Operating Officer & Actuary
Feldstein, Eric	Executive Vice President & Chief Financial Officer
Malloy, Anthony R.	Executive Vice President
Afshar, Pedram	Senior Vice President
Badler, Sara L.	Senior Vice President
Ball, Aaron C.	Senior Vice President
Berlin, Scott L.	Senior Vice President
Castellani, David J.	Senior Vice President
Cristallo, James J.	Senior Vice President & Actuary
DiMella, Robert A.	Senior Vice President
English, Thomas F.	Senior Vice President & Chief Legal Officer
Karmen, Robert	Senior Vice President & Deputy General Counsel
Lamarque, Natalie	Senior Vice President
Lenz, Scott L.	Senior Vice President, Deputy General Counsel & Chief Tax Counsel
Lewis, Frances	Senior Vice President
Loffredo, John M.	Senior Vice President
McDermott, Gail A.	Senior Vice President
McInerney, Barbara J.	Senior Vice President & Chief Compliance Officer
Miccuci, Alison H.	Senior Vice President
Ok, Francis J.	Senior Vice President
Phlegar, Jeffrey S.	Senior Vice President
Ramasamy, Neal S.	Senior Vice President & Chief Technology Officer
Roberts, Dan C.	Senior Vice President
Rocchi, Gerard A.	Senior Vice President
Rosenthal, Ben	Senior Vice President
Rzad, Amaury J.	Senior Vice President
Schwartz, Richard C.	Senior Vice President
Talgo, Mark W.	Senior Vice President
Virendra, Sonali	Senior Vice President
Yoon, Jae	Senior Vice President
Alam, Raianul	Vice President
Anderson, Erik A.	Vice President & Actuary
Ascione, Mitchell P.	Vice President
Bain, Karen A.	Vice President - Tax
Beligotti, Jeffrey	Vice President & Actuary
Behrens, Dawn	Vice President
Bolstad, Max C.	Vice President & Chief Privacy Officer
Bredikis, Scott	Vice President
Brooks, Devon E.	Vice President
Burke, Robert P.	Vice President
Caminiti, Philip E.	Vice President
Carbone, Jeanne M.	Vice President & Actuary
Casanova, Ramon A.	Vice President & Actuary
Chen, Roger	Vice President
Cherpelis, George S.	Vice President
Cirella, Margaret M.	Vice President
Cristallo, Gino A.	Vice President
Cronin, Maureen A.	Vice President, Associate General Counsel & Assistant Secretary
Cruz, Jeanne M.	Vice President
Dial, Robert H.	Vice President
Diaz, Mayra L.	Vice President
Donohue, Robert P.	Vice President & Assistant Treasurer
Dowden, David	Vice President
Dubrow, Michael G.	Vice President
Feinstein, Jonathan	Vice President
Ferguson, Robert E.	Vice President
Fitzgerald, Edward J.	Vice President
Fong, Michael	Vice President & Actuary
Frawley, Stephanie A.	Vice President
Furlong, Brian	Vice President
Gangemi, Thomas J.	Vice President & Chief Underwriter
Hallahan, Mary T.	Vice President & Assistant Treasurer
Han, Wen Wei	Vice President & Actuary
Hanley, Dale A.	Vice President
Hassemer, Michelle	Vice President
Heller, Thomas S.	Vice President
Hoffman, Eric S.	Vice President
Hoffman, Glenn	Vice President
Hynes, Robert J.	Vice President
Kary, Jason	Vice President
Khalil, Saad A.	Vice President & Assistant Treasurer
Kim, Terry	Vice President
Koltisko, Joseph D.	Vice President
Kraus, Linda M.	Vice President
Kravitz, Jodi L.	Vice President & Actuary
Kuan, Melissa	Vice President
Kuhl, Amanda L.	Vice President & Actuary
Kyan, Raymond	Vice President
Larkin, Colleen E.	Vice President
Leber, Richard B.	Vice President, Legal Officer & Assistant Secretary
Lynn, Eric J.	Vice President & Actuary
Marinaccio, Ralph S.	Vice President
McGinnis, Timothy M.	Vice President
McNamara, Stephen J.	Vice President & Actuary
Melka, Frank David	Vice President
Millay, Edward P.	Vice President
Mitchinson, Tod J.	Vice President & Chief Information Security Officer
Mosquera, Jaime	Vice President & Actuary
Murphy, Marijo F.	Vice President
Pasyanos, Nicholas	Vice President & Actuary
Pecorino, Paul	Vice President
Perry, Valerie L.	Vice President - Underwriting
Petty, William	Vice President
Pizzute, Robert J.	Vice President
Quartararo, Paul	Vice President & Chief Medical Director
Roy, Ari	Vice President
Rubin, Janis C.	Vice President
Seewald, Scott R.	Vice President
Sell, David S.	Vice President
Shannon, Joseph J.	Vice President
Shaub, Sarah	Vice President
Sherman, Nancy G.	Vice President
Silber, Irwin	Vice President & Actuary
Suh, Hannah L.	Vice President & Actuary
Suryapranata, Monica	Vice President
Tai, Ka Luk Stanley	Vice President
Tate, William P.	Vice President
Taylor, Todd	Vice President & Actuary
Tillotson, Sandra G.	Vice President & Legal Officer
Verastegui, Victor A.	Vice President
Walsh, Richard M.	Vice President
Walsh, Simon	Vice President
Webster, Gregory H.	Vice President
Weinstein, Scott W.	Vice President
Whites, Charles A.	Vice President & Associate General Counsel
Wildin, Michellen	Vice President
Williams, Matthew	Vice President
Yashnyk, Michael A.	Vice President
Zeng, Paul	Vice President & Actuary
Meade, Colleen A.	Secretary

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

The Depositor, NYLIAC, is a wholly-owned subsidiary of New York Life Insurance Company (“New York Life”). The Registrant is a segregated asset account of NYLIAC. The following chart indicates persons presumed to be controlled by New York Life(+), unless otherwise indicated. Subsidiaries of other subsidiaries are indented accordingly, and ownership is 100% unless otherwise indicated.

Name	Jurisdiction of Organization	Percent of Voting Securities Owned
NYL Investors LLC	(Delaware)
NYL Investors (U.K.) Limited	(United Kingdom)
NYL Investors REIT Manager LLC	(Delaware)
NYLIM Holdings NCVAD GP, LLC	(Delaware)
McMorgan Northern California Value Add/Development Fund I, LP	(Delaware)	(50%)
MNCVAD-IND Norris Canyon CA LLC	(Delaware)
MNCVAD-CP Norris Canyon LLC	(Delaware)	(94%)
MNCVAD-OFC 2665 NORTH FIRST CA LLC	(Delaware)
MNCVAD-SEAGATE 2665 NORTH FIRST LLC	(Delaware)	(90%)
MNCVAD-OFC Bridgepointe CA LLC	(Delaware)
MNCVAD-OFC RIDDER PARK CA LLC	(Delaware)
MNCVAD-GRAYMARK RIDDER	(Delaware)	(97.50%)
MNCVAD-OFC ONE BAY CA LLC	(Delaware)
MNCVAD-HARVEST ONE BAY LLC	(Delaware)	(95%)
MNCVAD-IND RICHMOND CA LLC	(Delaware)
NYL Investors NCVAD II GP, LLC	(Delaware)
McMorgan Northern California Value Add/Development Fund II, LP	(Delaware)	(50%)
MNCVAD II-MF HENLEY CA LLC	(Delaware)
MNCVAD II-SP HENLEY JV LLC	(Delaware)	(90%)
MNCVAD II-SP HENLEY OWNER	(Delaware)
MNCVAD II-OFC 770 L Street CA LLC	(Delaware)
MNCVAD II-MF UNION CA LLC	(Delaware)
MNCVAD II- HOLLIDAY UNION JV LLC	(Delaware)
MNCVAD II-OFC HARBORS CA LLC	(Delaware)
MNCVAD II-SEAGATE HARBORS LLC	(Delaware)	(LLC: 90%)
MSSDF Member LLC	(Delaware)
Madison Square Structured Debt Fund LP	(Delaware)
MSSDF GP LLC	(Delaware)
MSSDF REIT LLC	(Delaware)
MSSDF REIT Funding Sub I LLC	(Delaware)
MSVEF GP LLC	(Delaware)
MCPF GP LLC	(Delaware)
Madison Core Property Fund LP	(Delaware)	(NYL Investors is Non Member Manager 0.00%)[8]
MCPF Holdings Manager LLC	(Delaware)
MCPF MA Holdings LLC	(Delaware)
MCPF Holdings LLC	(Delaware)
MIREF 1500 Quail, LLC	(Delaware)
MIREF Mill Creek, LLC	(Delaware)
MIREF Gateway, LLC	(Delaware)
MIREF Delta Court, LLC	(Delaware)
MIREF Fremont Distribution Center, LLC	(Delaware)
MIREF Century, LLC	(Delaware)
MIREF Saddle River LLC	(Delaware)
MIREF Newpoint Commons, LLC	(Delaware)
MIREF Northsight, LLC	(Delaware)
MIREF Riverside, LLC	(Delaware)
MIREF Corporate Woods, LLC	(Delaware)
MIREF Bedminster, LLC	(Delaware)
Barton’s Lodge Apartments, LLC	(Delaware)	(90%)
MIREF Marketpointe, LLC	(Delaware)
MIREF 101 East Crossroads, LLC	(Delaware)
101 East Crossroads, LLC	(Delaware)
MIREF Hawthorne, LLC	(Delaware)
MIREF Auburn 277, LLC	(Delaware)
MIREF Sumner North, LLC	(Delaware)
MIREF Wellington, LLC	(Delaware)
MIREF Warner Center, LLC	(Delaware)
MADISON-MF Duluth GA LLC	(Delaware)
MADISON-OFC Centerstone I CA LLC	(Delaware)
MADISON-OFC Centerstone III CA LLC	(Delaware)
MADISON-MOB Centerstone IV CA LLC	(Delaware)
MADISON-OFC Centerpoint Plaza CA LLC	(Delaware)
MADISON-IND Logistics NC LLC	(Delaware)
MCPF-LRC Logistics LLC	(Delaware)	(90%)
MADISON-MF Desert Mirage AZ LLC	(Delaware)
MADISON-OFC One Main Place OR LLC	(Delaware)
MADISON-IND Fenton MO LLC	(Delaware)
MADISON-IND Hitzert Roadway MO LLC	(Delaware)
MADISON-MF Hoyt OR LLC	(Delaware)
MADISON-RTL Clifton Heights PA LLC	(Delaware)
MADISON-IND Locust CA LLC	(Delaware)
MADISON-OFC Weston Pointe FL LLC	(Delaware)
MADISON-MF Henderson NV LLC	(Delaware)
MCPF-SP Henderson LLC	(Delaware)	(90%)
MADISON-SP Henderson LLC	(Delaware)	(90%)
MADISON-IND VISTA LOGISTICS OR LLC	(Delaware)
MADISON-SPECHT VISTA LOGISTICS LLC	(Delaware)	(95%)
MADISON-MF MCCADDEN CA LLC	(Delaware)
MADISON-OFC 1201 WEST IL LLC	(Delaware)
MADISON-MCCAFFERY 1201 WEST IL LLC	(Delaware)	(92.5%)
MADISON-MF CRESTONE AZ LLC	(Delaware)
MSVEF Investor LLC	(Delaware)
MSVEF Feeder LP	(Delaware)	(55.56%)
MSVEF REIT LLC	(Delaware)	(55.56%)
Madison Square Value Enhancement Fund LP	(Delaware)	(51%)
MSVEF-MF Evanston GP LLC	(Delaware)	(51%)
MSVEF-MF Evanston IL LP	(Delaware)	(51%)
NYL Real Assets LLC	(Delaware)
NYL Emerging Manager LLC	(Delaware)
NYL Wind Investments LLC	(Delaware)
NYLIFE Insurance Company of Arizona	(Arizona)
NYLIC HKP Member LLC	(Delaware)	(NYLIC: 67.974%; NYLIAC 32.026%)
New York Life Insurance and Annuity Corporation	(Delaware)
New York Life Enterprises LLC	(Delaware)
SEAF Sichuan SME Investment Fund LLC	(Delaware)	(39.98%)
New York Life International Holdings Limited	(Mauritius)	(84.38%)[1]
Max Ventures and Industries Limited	(India)	(21.4%, NYLIC: 1.4%)
NYL Cayman Holdings Ltd.	(Cayman Islands)
NYL Worldwide Capital Investments LLC	(Delaware)
Seguros Monterrey New York Life, S.A. de C.V.	(Mexico)	(99.998%)[2]
Administradora de Conductos SMNYL, S.A. de C.V.	(Mexico)	(99%)
Agencias de Distribucion SMNYL, S.A. de C.V. (“ADIS”)	(Mexico)	(99%)
Inmobiliaria SMNYL, SA de C.V.	(Mexico)	(99% ; ADIS: 1%)
Madison Capital Funding LLC	(Delaware)	(NYLIC: 55%; NYLIAC: 45%)
MCF Co-Investment GP LLC	(Delaware)
MCF Co-Investment GP LP	(Delaware)
Madison Capital Funding Co-Investment Fund LP	(Delaware)
Madison Avenue Loan Fund GP LLC	(Delaware)
Madison Avenue Loan Fund LP	(Delaware)
MCF Fund I LLC	(Delaware)
MCF Hanwha Fund LLC	(Delaware)[7]	(0 voting ownership)
Ironshore Investment BL I Ltd.	(Bermuda)[7]	(0 voting ownership)
MCF CLO IV LLC	(Delaware)[7]	(NYLIC: 6.7%)
MCF CLO V LLC	(Delaware)[7]	(NYLIC: 5%)
MCF CLO VI LLC	(Delaware)[7]	(0 voting ownership)
MCF CLO VII LLC (f/k/a LMF WF Portfolio III, LLC)	(Delaware)[7]	(0 voting ownership)
MCF CLO VIII Ltd.	(Delaware) [7]	(0 voting ownership)
MCF CLO VIII LLC	(Delaware)
MCF CLO IX Ltd.	(Cayman Islands)[7]
MCF CLO IX LLC	(Delaware)
MCF KB Fund LLC	(Delaware)[7]	(0 voting ownership)
MCF KB Fund II LLC	(Delaware) [7]	(0 voting ownership)
MCF Hyundai Fund LLC	(Delaware) [7]	(0 voting ownership)
Montpelier Carry Parent, LLC	(Delaware)
Montpelier Carry, LLC	(Delaware)
Montpelier GP, LLC	(Delaware)
Montpelier Fund, L.P.	(Delaware)
MCF Mezzanine Carry I LLC	(Delaware)[9]
MCF Mezzanine Fund I LLC	(Delaware)	(NYLIC: 66.66%; NYLIAC: 33.33%) (MCF is the manager)
MCF PD Fund GP LLC	(Delaware)[7]
MCF PD Fund LP	(Delaware)[7]
MCF Senior Debt Fund 2019-I GP LLC	(Delaware)[7]
MCF Senior Debt Fund 2019-I LP	(Delaware)[7]
Warwick Seller Representative, LLC	(Delaware)
Young America Holdings, LLC (“YAH”)	(Delaware)	(36.35%)[9]
YAC.ECOM Incorporated	(Minnesota)
Young America, LLC (“YALLC”)	(Minnesota)
Global Fulfillment Services, Inc.	(Arizona)
SourceOne Worldwide, Inc.	(Minnesota)
YA Canada Corporation	(Nova Scotia, Canada)
Zenith Products Holdings, Inc.	(Delaware)	(16.36%)[9]
ZPC Holding Corp.	(Delaware)
Zenith Products Corporation	(Delaware)
NYLIM Jacob Ballas India Holdings IV	(Mauritius)
New York Life Investment Management Holdings LLC	(Delaware)
New York Life Investment Management Asia Limited	(Cayman Islands)
Japan Branch
Hong Kong
MacKay Shields LLC	(Delaware)
MacKay Shields Core Plus Opportunities Fund GP LLC	(Delaware)
MacKay Shields Core Plus / Opportunities Fund LP	(Delaware)
MacKay Municipal Managers Opportunities GP LLC	(Delaware)
MacKay Municipal Opportunities Master Fund, L.P.	(Delaware)
MacKay Municipal Opportunities Fund, L.P.	(Delaware)
MacKay Municipal Managers Credit Opportunities GP LLC	(Delaware)
MacKay Municipal Credit Opportunities Master Fund, L.P.	(Delaware)
MacKay Municipal Credit Opportunities Fund, L.P.	(Delaware)
MacKay Municipal Credit Opportunities HL Fund, L.P
MacKay Municipal Managers Credit Opportunities HL (Cayman) GP LLC	(Cayman Is.)
MacKay Municipal Credit Opportunities HL (Cayman) Fund, LP	(Cayman Is.)
MacKay Municipal Short Term Opportunities Fund GP LLC	(Delaware)
MacKay Municipal Short Term Opportunities Fund LP	(Delaware)
Plainview Funds plc	(Ireland)	(50%) (MacKay Shields Employee: 50%)
Plainview Funds plc – MacKay Shields Emerging Markets Credit Portfolio	(Ireland)	(NYLIC: 0.00%; NYLIAC: 0.00%)
Plainview Funds plc – MacKay Shields Unconstrained Bond Portfolio	(Ireland)	(NYLIC: 0.00%; MacKay: 0.73%)
Plainview Funds plc – MacKay Shields Floating Rate High Yield Portfolio	(Ireland)	(NYLIC: 90.67%; MacKay 9.32%)
Plainview Funds plc – MacKay Shields Core Plus Opportunities Portfolio	(Ireland)	(NYL: 0%)
MacKay Shields Statutory Trust – High Yield Bond Series	(Connecticut)[7]
Plainview Funds plc – MacKay Shields High Yield Crossover Portfolio	(Ireland)	(NYL: 0%; MacKay: 3.32%)
MacKay Shields High Yield Active Core Fund GP LLC	(Delaware)
MacKay Shields High Yield Active Core Fund LP	(Delaware)
MacKay Shields Credit Strategy Fund Ltd	(Cayman Islands)
MacKay Shields Credit Strategy Partners LP	(Delaware)
MacKay Shields Defensive Bond Arbitrage Fund Ltd.	(Bermuda)	(12.87%)[3]
MacKay Shields Core Fixed Income Fund GP LLC	(Delaware)
MacKay Shields Core Fixed Income Fund LP	(Delaware)
MacKay Shields Select High Yield Bond Fund GP LLC	(Delaware)
MacKay Shields Select High Yield Bond Fund LP	(Delaware)
MacKay Shields High Yield Crossover Fund LP	(Delaware)
MacKay Shields (International) Ltd.	(UK)	(“MSIL”)
MacKay Shields (Services) Ltd.	(UK)	(“MSSL”)
MacKay Shields UK LLP	(UK)	(MSIL: 99%; MSSL: 1%)
MacKay Shields Global Derivatives LLC	(Delaware)
MacKay Municipal Managers Puerto Rico Opportunities GP LLC	(Delaware)
MacKay Puerto Rico Opportunities Funds, L.P.	(Delaware)
MacKay Puerto Rico Opportunities Feeder Fund, L.P.	(Cayman Islands)
MacKay Municipal Managers California Opportunities GP LLC	(Delaware)
MacKay Municipal Managers California Opportunities Fund, L.P.	(Delaware)
MacKay Municipal New York Opportunities GP LLC	(Delaware)
MacKay Municipal New York Opportunities Fund, L.P.	(Delaware)
MacKay Municipal Opportunities HL Fund, L.P.	(Delaware)
MacKay Municipal Capital Trading GP LLC	(Delaware)
MacKay Municipal Capital Trading Master Fund, L.P.	(Delaware)
MacKay Municipal Capital Trading Fund, L.P.	(Delaware)
MacKay Municipal Managers Strategic Opportunities GP LLC	(Delaware)
MacKay Municipal Managers Strategic Opportunities Fund, L.P.	(Delaware)
MacKay Shields US Equity Market Neutral Fund GP LLC	(Delaware)
MacKay Cornerstone US Equity Market Neutral Fund LP	(Delaware)
MacKay Shields Intermediate Bond Fund GP LLC	(Delaware)
MacKay Shields Intermediate Bond Fund LP	(Delaware)
MacKay Shields General Partner (L/S) LLC	(Delaware)
MacKay Shields Long/Short Fund LP	(Delaware)
MacKay Shields Long/Short Fund (Master)	(Delaware)
MacKay Municipal Managers Opportunities Allocation GP LLC	(Delaware)
MacKay Municipal Opportunities Allocation Master Fund LP	(Delaware)
MacKay Municipal Opportunities Allocation Fund A LP	(Delaware)
MacKay Municipal Opportunities Allocation Fund B LP	(Delaware)
MacKay Municipal Managers U.S. Infrastructure Opportunities GP LLC	(Delaware)
MacKay Municipal U.S. Infrastructure Opportunities Fund LP	(Delaware)
MacKay Municipal Managers High Yield Select GP LLC	(Delaware)
MacKay Municipal High Yield Select Fund LP	(Delaware)
CVP Holdings, LLC	(Delaware)	(60%)
CVP CLO Manager, LLC	(Delaware)
CVP CLO Holdings GP LLC	(Delaware)
CVP CLO Holdings, LP	(Cayman Is.)
CVP CLO Advisors, LLC	(Delaware)
Credit Value Partners, LLC	(Delaware)
CHIPC Evergreen General, LLC	(Delaware)
CVP High Income Private Credit Master Fund, LP	(Cayman Is.)
CVP Loan Servicing LLC	(Delaware)
CHIPC PE General, LLC	(Delaware)
CHIPC PE Intermediate Fund, LP	(Cayman Is.)
CVP High Income Private Equity PE Fund (Cayman), LP	(Cayman Is.)
CVP High Income Private Credit PE Fund, LP	(Delaware)
CVF IV General, LLC	(Delaware)
Credit Value Fund IV, LP	(Delaware)
Credit Value Fund (Cayman) IV, LP	(Cayman Is.)
Credit Value Intermediate Fund IV, LP	(Cayman Is.)
Credit Value Master Fund IV-A, LP	(Cayman Is.)
Credit Value Master Fund IV-B, LP	(Cayman Is.)
CVF IV Vert LLC	(Delaware)
CVF IV-A1 Vert LLC	(Delaware)
CVP SPV LLC	(Delaware)
CVP SPV LLC Series I	(Delaware)
CVP SPV LLC Series II	(Delaware)
CVP SPV LLC Series III	(Delaware)
CVP Europe Investment Management Limited	(Ireland)
MKS CVF V General LLC	(Delaware)
MacKay Shields Credit Value Fund V, LP	(Delaware)
MacKay Shields Credit Value Master Fund V, LP	(Cayman Is.)
MacKay Shields Credit Value Intermediate Fund V, LP	(Cayman Is.)
MacKay Shields Credit Value Fund (Cayman) V, LP	(Cayman Is.)
Cornerstone Capital Management Holdings LLC	(Delaware)
Madison Square Investors Asian Equity Market Neutral Fund GP, LLC	(Delaware)
Cornerstone US Equity Market Neutral Fund, LLC	(Delaware)
Cornerstone Capital Management Large-Cap Enhanced Index Fund GP, LLC	(Delaware)
Cornerstone Capital Management Large-Cap Enhanced Index Fund, L.P.	(Delaware)
GoldPoint Partners LLC	(Delaware)
New York Life Capital Partners, L.L.C.	(Delaware)
New York Life Capital Partners, L.P.	(Delaware)
New York Life Capital Partners II, L.L.C.	(Delaware)
New York Life Capital Partners II, L.P.	(Delaware)
New York Life Capital Partners III GenPar GP, LLC	(Delaware)
New York Life Capital Partners III GenPar, L.P.	(Delaware)
New York Life Capital Partners III, L.P.	(Delaware)
New York Life Capital Partners III-A, L.P.	(Delaware)
New York Life Capital Partners IV GenPar GP, LLC	(Delaware)
New York Life Capital Partners IV GenPar, L.P.	(Delaware)
New York Life Capital Partners IV, L.P.	(Delaware)
New York Life Capital Partners IV-A, L.P.	(Delaware)
GoldPoint Mezzanine Partners IV GenPar GP, LLC	(Delaware)
GoldPoint Mezzanine Partners IV GenPar, LP	(Delaware)
GoldPoint Mezzanine Partners Co-Investment Fund A, LP	(Delaware)
GoldPoint Mezzanine Partners IV, LP	(Delaware)	(“GPPIVLP”)
GPP Mezzanine Blocker Holdco A, LP	(Delaware)	(“GPPMBHA”)
GPP Mezzanine Blocker Holdco Preferred A, LP	(Delaware)
GPP Mezzanine Blocker Holdco B, LP	(Delaware)	(“GPPMBHB”)
GPP Mezzanine Blocker Holdco C, LP	(Delaware)	(“GPPMBHC”)
GPP Mezzanine Blocker Holdco D, LP	(Delaware)	(“GPPMBHD”)
GPP Mezzanine Blocker Holdco E, LP	(Delaware)
GPP Mezz IV ECI Aggregator LP name change from GPP Mezzanine Blocker E, LP	(Delaware)
GPP Mezzanine Blocker Holdco F, LP	(Delaware)
GPP Mezzanine Blocker Holdco H, LP	(Delaware)
GoldPoint Mezzanine Partners Offshore IV, L.P.	(Cayman Islands)
GoldPoint Partners Co-Investment V GenPar GP LLC	(Delaware)
GoldPoint Partners Co-Investment V GenPar, LP	(Delaware)
GoldPoint Partners Co-Investment Fund A, LP	(Delaware)
GoldPoint Partners Co-Investment V, LP	(Delaware)**
GoldPoint Partners Co-Investment V ECI Blocker Holdco B, LP	(Delaware)
GoldPoint Partners Co-Investment V ECI Blocker B, LP	(Delaware)
GoldPoint Partners Co-Investment V ECI Blocker Holdco C, LP	(Delaware)
GoldPoint Partners Co-Investment V ECI Blocker C, LP	(Delaware)
GoldPoint Partners Co-Investment V ECI Blocker Holdco D, LP	(Delaware)
GoldPoint Partners Co-Investment V ECI Blocker D, LP	(Delaware)
GoldPoint Partners Co-Investment V ECI Blocker E, LP	(Delaware)
GoldPoint Partners Co-Investment V ECI Blocker Holdco F, LP	(Delaware)
GoldPoint Partners Co-Investment V ECI Blocker F, LP	(Delaware)
GoldPoint Partners Co-Investment V ECI Blocker Holdco G, LP	(Delaware)
GoldPoint Partners Co-Investment V ECI Blocker G, LP	(Delaware)
GoldPoint Private Debt Partners V GenPar GP, LLC	(Delaware)
GoldPoint Partners FA I, LLC	(Delaware)
GoldPoint Partners Select Manager III GenPar GP, LLC	(Delaware)
GoldPoint Partners Select Manager III GenPar, L.P.	(Cayman Islands)
GoldPoint Partners Select Manager Fund III, L.P.	(Cayman Islands)
GoldPoint Partners Select Manager Fund III AIV, L.P.	(Delaware)
GoldPoint Partners Select Manager IV GenPar GP, LLC	(Delaware)
GoldPoint Partners Select Manager IV GenPar, L.P.	(Delaware)
GoldPoint Partners Select Manager Fund IV, L.P.	(Delaware)
GoldPoint Partners Canada III GenPar Inc.	(Canada)
GoldPoint Partners Select Manager Canada Fund III, L.P.	(Canada)
GoldPoint Partners Canada IV GenPar Inc.	(Delaware)
GoldPoint Partners Select Manager Canada Fund IV, L.P.	(Delaware)
GoldPoint Partners Co-Investment VI GenPar GP LLC	(Delaware)
GoldPoint Partners Co-Investment VI GenPar, LP	(Delaware)
GoldPoint Partners Co-Investment VI, LP	(Delaware)
GPP VI-ECI Aggregator LP	(Delaware)
GPP VI Blocker A LLC	(Delaware)
GPP VI Blocker B LLC	(Delaware)
GoldPoint Private Credit GenPar GP, LLC	(Delaware)
GoldPoint Private Credit Fund, LP	(Delaware)	(GoldPoint: 100%)
NYLCAP 2010 Co-Invest GenPar GP, LLC	(Delaware)
NYLCAP 2010 Co-Invest GenPar L.P.	(Delaware)
NYLCAP 2010 Co-Invest L.P.	(Delaware)
NYLCAP 2010 Co-Invest ECI Blocker Holdco B L.P.	(Delaware)
NYLCAP 2010 Co-Invest ECI Blocker B L.P	(Delaware)
NYLCAP 2010 Co-Invest ECI Blocker Holdco E L.P.	(Delaware)
NYLCAP 2010 Co-Invest ECI Blocker E L.P.	(Delaware)
GoldPoint Partners Canada GenPar, Inc.	(Canada)
NYLCAP Select Manager Canada Fund, LP	(Canada)
NYLCAP Canada II GenPar Inc.	(Canada)
NYLCAP Select Manager Canada Fund II, L.P.	(Canada)
NYLIM Mezzanine Partners II GenPar GP, LLC	(Delaware)
NYLIM Mezzanine Offshore Partners II, LP	(Cayman Islands)
NYLIM Mezzanine Partners II GenPar, LP	(Delaware)
New York Life Investment Management Mezzanine Partners II, LP	(Delaware)
NYLIM Mezzanine Partners II Parallel Fund, LP	(Delaware)
NYLIM Mezzanine II Parallel Luxco S.à.r.l.	(Luxembourg)
Voice Holdco Ltd.\	(Nova Scotia, Canada)	(27%)[9]
Voice Holdings Ltd.	(Nova Scotia, Canada)
Voice Construction Ltd.	(Alberta, Canada)
Voice Construction Opco ULC	(Alberta, Canada)
Blue Sky Earthworks Ltd.	(Canada)
NYLCAP Mezzanine Partners III GenPar GP, LLC	(Delaware)
NYLCAP Mezzanine Partners III GenPar, LP	(Delaware)
NYLCAP Mezzanine Partners III-K, LP	(Delaware)**
NYLCAP Mezzanine Partners III, LP	(Delaware)**
NYLCAP Mezzanine Partners III Parallel Fund, LP	(Delaware)**
NYLCAP Mezzanine Partners III 2012 Co-Invest, LP	(Delaware)**
NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker Holdco B, LP	(Delaware)
NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker B, LP	(Delaware)
NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker Holdco C, LP	(Delaware)
NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker C, LP	(Delaware)
NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker Holdco D, LP	(Delaware)
NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker D, LP	(Delaware)
NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker Holdco F, LP	(Delaware)
NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker F, LP	(Delaware)
NYLCAP Mezzanine Offshore Partners III, L.P.	(Cayman Islands)
NYLCAP Select Manager GenPar GP, LLC	(Delaware)
NYLCAP Select Manager GenPar, LP	(Delaware)
NYLCAP Select Manager Fund, LP	(Delaware)
NYLCAP Select Manager Cayman Fund, LP	(Cayman Islands)
NYLCAP Select Manager II GenPar GP, LLC	(Delaware)
NYLCAP Select Manager II GenPar, L.P.	(Cayman Islands)
NYLCAP Select Manager Fund II, L.P.	(Cayman Islands)**
NYLCAP India Funding LLC	(Delaware)
NYLIM-JB Asset Management Co., LLC	(Mauritius)	(24.66%)[4]
New York Life Investment Management India Fund II, LLC	(Mauritius)
New York Life Investment Management India Fund (FVCI) II, LLC	(Mauritius)
NYLCAP India Funding III LLC	(Delaware)
NYLIM-Jacob Ballas Asset Management Co. III, LLC	(Mauritius)	(24.66%)[5]
NYLIM Jacob Ballas India Fund III	(Mauritius)	LLC
NYLIM Jacob Ballas Capital India (FVCI) III	(Mauritius)	LLC
NYLIM Jacob Ballas India (FII) III	(Mauritius)	LLC
Evolvence Asset Management, Ltd.	(Cayman Islands)	(Goldpoint: 24.5%)
EIF Managers Limited	(Mauritius)	(58.72%)
EIF Managers II Limited	(Mauritius)	(55%)
NYLCAP Holdings LLC	(Mauritius)
Jacob Ballas Capital India PVT. Ltd.	(Mauritius)	(23.30%)
Industrial Assets Holdings Limited	(Mauritius)	(28.02%)
NYLIM Service Company LLC	(Delaware)
NYL Workforce GP LLC	(Delaware)
New York Life Investment Management LLC	(Delaware)
NYLIM Fund II GP, LLC	(Delaware)
NYLIM Real Estate Mezzanine Fund II, LP	(Delaware)
NYLIM-TND, LLC	(Delaware)
New York Life Investment Management Hong Kong Limited	(China)
WFHG GP, LLC	(Delaware)	(50%)
Workforce Housing Fund I-2007 LP	(Delaware)	(50%)
IndexIQ Holdings Inc.	(Delaware)	(“IQ Holdings”)
IndexIQ Inc.	(Delaware)
IndexIQ LLC	(Delaware)	(NYLIMH: 74.37%, IQHoldings: 25.63%)
IndexIQ Advisors LLC	(Delaware)
IndexIQ Active ETF Trust	(Delaware)7
IQ MacKay Shields Muncpl Insrd ETF		(NYLIAC: 74.08%)
IQ MacKay Shields Muncpl Intern ETF		(NYLIAC: 91.21%)
IndexIQ ETF Trust	(Delaware)
IQ 50 Percent Hedged FTSE Europe ETF		(NYLIC: 0.06%)
IQ 50 Percent Hedged FTSE Intl ETF		(NYLIM Holdings: 9.34%)
IQ 50 Percent Hedged FTSE Japan ETF		(NYLIC: 0.83%)
IQ 500 International ETF		(NYLIM Holdings: 0.42%, NYLIAC: 0.08%)
IQ Chaikin US Large Cap ETF		(NYLIM Holdings: 10.82%)
IQ Chaikin US Small Cap ETF		(NYLIM Holdings: 7.35%)
IQ Enhanced Core Bond US ETF		(NYLIM Holdings: 1.80%)
IQ Enhanced Core Plus Bond US ETF		(NYLIM Holdings: 1.93%)
IQ Global Agribusiness Small Cap ETF
IQ Global Resources ETF		(NYLIM Holdings: 2.97%)
IQ Hedge Event-Driven Tracker ETF		(NYLIAC: 0.05%)
IQ Hedge Long/Short Tracker ETF		(NYLIAC: 0.05%)
IQ Hedge Macro Tracker ETF
IQ Hedge Market Neutral Tracker ETF
IQ Hedge Multi-Strategy Tracker ETF
IQ Leaders GTAA Tracker ETF		(NYLIC: 0.76%)
IQ Merger Arbitrage ETF
IQ Real Return ETF
IQ S&P High Yield Low Volatility Bd ETF		(NYLIC: 1.25%, NYLIM Holdings: 0.72%)
IQ Short Duration Enhanced Cor Bd US ETF		(NYLIAC: 0.06%)
IQ US Real Estate Small Cap ETF
New York Life Investment Management Holdings International	(Luxembourg)
New York Life Investment Management Holdings II International	(Luxembourg)
Candriam Group (“CG”)	(Luxembourg)
CGH UK Acquisition Company Limited	(UK)
Tristan Capital Partners Holdings Limited	(England & Wales)	(40%)
EPISO 4 Co-Investment LLP	(England & Wales)	(50%, Tristan Capital Partners LLP 50%)
EPISO 4 (GP) LLP	(England & Wales)	(~16%)(5 individual members)
EPISO 4 Incentive Partners LLP	(England & Wales)	(4.7%)(18 Individual members and three corporate members)
CCP 5 Co-Investment LLP	(England & Wales)	(50%, Tristan Capital Partners LLP 50%)
Tristan Capital Limited	(England & Wales)
Tristan Capital Partners LLP	(England & Wales)	(~92%)(25 individual members)
CCP III Co-Investment (GP) Limited	(Scotland)
CCP III Co-Investment LP	(Scotland)
CCP IV Co-Investment LP	(Scotland)
CCP III (GP) LLP	(England & Wales)	(50%)
CCP III Incentive Partners (GP) Limited	(Scotland)
CCP III Incentive Partners LP	(Scotland)
CCP IV Incentive Partners LP	(Scotland)
Curzon Capital Partners III (GP) Limited	(England & Wales)
CCP III (GP) LLP	(England & Wales)	(50%)
EPISO 3 Co-Investment (GP) Limited	(Scotland)
EPISO 3 Co-Investment LP	(Scotland)
EPISO 3 Incentive Partners (GP) Limited	(Scotland)
EPISO 3 Incentive Partners LP	(Scotland)
EPISO 3 IOM Limited	(Isle of Man)
CCP IV (GP) LLP	(England & Wales)	(50%)
Curzon Capital Partners IV (GP) Limited	(England & Wales)
CCP III (GP) LLP	(England & Wales)	(50%)
CCP 5 GP LLP	(England & Wales)	(~33%)(2 individual members)
CCP 5 Pool Partnership GP Limited	(Jersey)
CCP 5 Pool Partnership SLP	(Jersey)
Tristan Capital Partners Asset Management Limited	(England & Wales)
TCP Poland Spolka z ograniczoną odpowiedzialnoscią	(Poland)
TCP Co-Investment (GP) S.à.r.l.	(Luxembourg)
TCP Co-Investment SCSP	(Luxembourg)
TCP Incentive Partners SCSP	(Luxembourg)
TCP Incentive Partners (GP) S.à.r.l.	(Luxembourg)
German Property Performance Partners Investors Feeder Verwaltungs GmbH	(Germany)
EPISO 4 (GP) S.à.r.l.	(Luxembourg)
EPISO 4 (GP) II S.à.r.l.	(Luxembourg)
Tristan (Holdings) Limited	(England & Wales)	(0%) (10 shares held by an individual)
EPISO 3 Feeder (GP) Limited	(Scotland)
CCP V Feeder (GP) LLP	(England & Wales)	(2 individual members)
EPISO 4 Feeder (GP) LLP	(England & Wales)	(2 individual members)
CCP 5 Feeder LLP	(England & Wales)	(33%)(2 individual members)
Tristan Global Securities GP Limited	(Cayman Islands)
Tristan Global Securities LP	(Cayman Islands)
Candriam Luxco S.a.r.l.	(Luxembourg)	(“CANLUXS”)
Candriam Luxembourg	(Luxembourg)	(”CANLUX”) (CG: 91.006%; 1 share held by CANLUXS)
Candriam Luxembourg Italy Branch
Candriam Luxembourg UK Establishment
Candriam Luxembourg Germany Branch
Candriam Luxembourg US Branch
Candriam Luxembourg Spain Branch
Candriam Luxembourg Netherlands Branch
Candriam Luxembourg MENA Branch	(Dubai, UAE)
Candriam Belgium	(Belgium)	(“CANBEL”) (99.99%; CG: 0.01%)
Candriam France	(France)	(”CANFR”)
Candriam Monétaire SICAV	(France)	(CANBEL: 0.83%; CANFR: 0.38%, CIG: 0.01%)
Candriam Switzerland LLC	(Switzerland)
Belfius Fund	(Luxembourg)	(SICAV with Board controlled by Candriam)
Belfius Fund Belgian Small & Mid Caps		(0.00%)
Belfius Equities		(CIG:0.01%)
BIL Invest (Luxembourg)		(0.00%)
BIL Invest Patrimonial High		(CIG: 0.06%)
BIL Invest Patrimonial Low		(CIG: 0.01%)
BIL Invest Patrimonial Medium		(CIG: 0.02%)
BIL Invest Total Return Bonds		(0.00%)
BlueOrchard Microfinance Fund	(Luxembourg)	(0.00%)
Cordius	(Luxembourg)	(CANLUX: 5.14%, CANBEL: 1.21%, CANFR: 1.21%)
Cordius CIG (“CIG”)		(CANLUX: 68.04%; CANBEL: 15.98%; CANFR: 15.98%)
Candriam Absolute Return	(Luxembourg)	(CANLUX: 2.79%, NYLIAC: 17.17%, CANFR: 0.00%, CIG: 3.62%)
Candriam Absolute Return Equity Market Neutral	(Lux)	(CANLUX: 3.44%, NYLIAC: 7.99%)
Candriam Absolute Return Long Short Digital Equity		(CANLUX: 0.19, CANFR: 0.00%, CIG: 0.01%, NYLIAC: 49.40%)
Candriam Alternative	(Luxembourg)	(CANLUX: .23%, NYLIAC: 47.94%, CIG: 12.01%)
Candriam Alternative Systemat		(CANLUX: 0.23%, NYLIAC: 47.94%, CIG: 12.01%)
Candriam Bonds	(Luxembourg)	(CANLUX: 0.05%, CANFR: 0.01%, CIG: 0.06%)
Candriam Bonds Capital Securities		(CANFR: 10.88%)
Candriam Bonds Convertible Defensive		(CANLUX: 0.03%)
Candriam Bonds Convertible Opportunities		(CANLUX: 25.97%)
Candriam Bonds Credit Opportunities		(CANLUX: 0.01%)
Candriam Bonds Emerging Debt Local Currencies		(CANLUX: 0.07%, CIG: 0.01)
Candriam Bonds Emerging Markets		(CANLUX: 0.01%, CANFR: 0.01%)
Candriam Bonds Emerging Markets Total Return		(CANLUX: 0.04%)
Candriam Bonds Euro		(0.00%)
Candriam Bonds Euro Corporate		(CANLUX: 0.03%)
Candriam Bonds Euro Diversified		(0.00%)
Candriam Bonds Euro Government		(CANLUX: 0.02%, CANFR: 0.26%)
Candriam Bonds Euro High Yield		(CANFR 0.02%, CANLUX: 0.01%)
Candriam Bonds Euro Short Term		(CANLUX: 0.01%)
Candriam Bonds Euro Long Term		(CIG: 0.02%)
Candriam Bonds Floating Rate Notes		(0.00%)
Candriam Bonds Global Government		(0.00%)
Candriam Bonds Global High Yield		(CANLUX: 0.06%)
Candriam Bonds Global Inflation Short Duration		(0.00%)
Candriam Bonds Global Sovereign Quality		(CIG: 0.01%)
Candriam Bonds International		(CANLUX: 0.07%, CIG: 0.01%)
Candriam Bonds Total Return		(CANLUX: 0.02%)
Candriam Bonds Total Return Defensive		(0.00%)
Candriam Bonds Total Return Defensive		(0.00%)
Candriam Business Equities	(Belgium)
Candriam Business Equities EMU		(0.00%)
Candriam Business Equities Global Income		(0.00%)
Candriam Diversified Futures		(CIG: 0.01%)
Candriam Equities L	(Luxembourg)	(CANLUX: 0.01%)
Candriam Equities L Asia		(0.00%)
Candriam Equities L Australia		(0.00%)
Candriam Equities L Biotechnology		(0.00%)
Candriam Equities L Emerging Markets		(CANLUX: 0.01%)
Candriam Equities L EMU		(0.00%)
Candriam Equities L Europe Conviction		(CANLUX: 0.01%)
Candriam Equities L Europe Innovation		(0.00%)
Candriam Equities L Europe Small & Mid Caps		(CANLUX: 0.04%)
Candriam Equities L Global Demography		(CANLUX: 0.01%)
Candriam Equities L Robotics & Innovation Technology		(CANLUX: 0.02%)
Candriam Fund	(Luxembourg)
Candriam Fund Sustainable Euro Corporate Bonds Fossil Free		(CIG: 0.01%)
Candriam Fund Sustainable European Equities Fossil Free		(CIG: 0.01%)
Candriam GF	(Luxembourg)	(NYLIAC: 69.25%, CIG: 0.01%)
Candriam GF Global Equity Opportunities		(NYLIAC: 97.72%)
Candriam GF Short Duration US High Yield Bonds		(NYLIAC: 38.43%, CIG: 0.02)
Candriam GF U.S. Equity Opportunities		(NYLIAC: 71.75%, CIG: 0.02%)
Candriam GF US High Yield Corporate Bonds		(NYLIAC: 73.48%, CIG: 0.01%)
Candriam GF US Corporate Bonds		(NYLIAC: 90.78%)
Candriam Global Alpha	(Luxembourg)	(CANLUK: 0.13%, CIG: 2.14%)
Candriam Index Arbitrage	(Luxembourg)	(CANLUX: 0.01%, CANFR: 0.00)
Candriam L	(Luxembourg)	(CANLUX: .0.06%, NYLIAC: 1.92%, CIG: .70%)
Candriam L Balanced Asset Allocation		(CIG: 0.03%)
Candriam L Conservative Asset Allocation		(CANLUX: 0.15%, CIG: .01%)
Candriam, L Defensive Asset Allocation		(CIG: 0.05%)
Candriam L Dynamic Asset Allocation		(CIG: 5.18%)
Candriam L Multi-Asset Income		(CANLUX: 0.06%)
Candriam L Multi-Asset Income & Growth		(CANLUX: 0.03%)
Candriam L Multi-Asset Premia		(NYLIAC: 58.62%, CIG: 19.56%)
Candriam Money Market	(Luxembourg)	(CANLUX: 0.01%)
Candriam Money Market Euro		(0.00%)
Candriam Money Market Euro AAA		(CANLUX: 0.04%)
Candriam Money Market Usd		(0.00%)
Candriam Multi-Strategies	(Luxembourg)	(CANBEL 11.62%, CANFR: 17.82%, CANLUX: 40.93%, CIG: 1.18%)
Candriam Quant	(Luxembourg)	(CANLUX: 0.01%, CIG: 0.04%)
Candriam Quant Equities Europe		(CIG 0.00%)
Candriam Quant Equities USA		(CIG 0.01%)
Candriam Quant Equities Multi-Factor EMU		(0.01%)
Candriam Risk Arbitrage	(Luxembourg)	(CANLUX: 0.01%, CANFR: 0.88%, CIG: 0.75%)
Candriam SRI	(Luxembourg)	(CANLUX: 0.02%, CANBEL: 0.17%, NYLIAC: 0.35%)
Candriam SRI Bond Euro Aggregate Index		(CIG: 0.01%)
Candriam SRI Bond Emerging Markets		(CANLUX: 0.02%)
Candriam SRI Bond Euro		(CANLUX: 0.10%)
Candriam SRI Bond Euro Corporate		(CANLUX: 0.05%)
Candriam SRI Bond Euro Short Term		(0.00%)
Candriam SRI Bond Global High Yield		(CANLUX: 0.03%, NYLIAC 4.15%)
Candriam SRI Bond Global		(0.00%)
Candriam SRI Defensive Asset Allocation		(CANBEL: 5.56%)
Candriam SRI Equity Climate Action		(CIG: 0.01%)
Candriam SRI Equity Emerging Markets		(CANLUX: 0.01%)
Candriam SRI Equity EMU		(CANLUX: 0.02%)
Candriam SRI Equity Europe		(CANLUX: 0.01%)
Candriam SRI Equity North America		(CANLUX: 0.01%)
Candriam SRI Equity Pacific		(0.00%)
Candriam SRI Equity World		(CANLUX: 0.01%)
Candriam SRI Money Market Euro		(CIG: 0.01%)
Candriam Sustainable	(Luxembourg)	(CANLUX: 0.00%, CIG: 0.04%)
Candriam Sustainable Euro Corporate Bonds		(CANLUX: 0.06%)
Candriam Sustainable Euro Bonds		(CIG: 0.18%)
Candriam Sustainable Euro Short Term Bonds		(CIG: 0.01%)
Candriam Sustainable Europe		(CANLUX: 0.01%)
Candriam Sustainable North America		(CANLUX: 0.03%)
Candriam Sustainable Pacific		(0.00%)
Candriam Sustainable High		(CIG: 0.01%)
Candriam Sustainable World Bonds		(CIG: 0.41%)
Candriam Sustainable World		(0.00%)
Candriam Sustainable Medium		(0.00%)
Candriam Sustainable Low		(0.00%)
Candriam World Alternative	(Luxembourg)	(CANLUX: 0.05%, NYLIAC: 31.73%, CIG: 0.00)
Candriam World Alternative Alphamax		(NYLIAC: 42.37%, CANLUX: 0.07%, CIG: 0.00%)
Candriam Patrimoine Obli-Inter		(CANFR: 0.70%)
Cleome Index	(Luxembourg)	(CANFR: 0.01%)
Cleome Index EMU Equities		(CANF: 0.05%)
Cleome Index Europe Equities		(0.00%)
Cleome Index Euro Corporate Bonds		(0.00%)
Cleome Index Euro Government Bonds		(0.00%)
Cleome Index Euro Long Term Bonds		(CIG: 0.03%)
Cleome Index Euro Short Term Bonds		(CIG: 0.01%)
Cleome Index Global Equities		(CIG: 0.01%)
Cleome Index Pacific Equities		(CIG: 0.01%)
Cleome Index World Equities		(CANFR: 0.03%)
Cleome USA Equities		(0.00%) CMM
CMM Multi-Strategy		(0.00%)
Paricor		(CIG: 0.06%)
Paricor Patrimonium		(CIG: 0.07%)
IndexIQ		(CIG: 40%)
IndexIQ Factors Sustainable Corporate Euro Bond		(48%)
IndexIQ Factors Sustainable Sovereign Euro Bond		(56%)
IndexIQ Factors Sustainable Europe Equity		(21%)
IndexIQ Factors Sustainable EMU Equity		(42%)
IndexIQ Factors Sustainable Japan Equity		(60%)
Ausbil Investment Management Limited	(Australia)	(78.83%)
Ausbil Australia Pty. Ltd.	(Australia)
Ausbil Asset Management Pty. Ltd.	(Australia)
Ausbil Focus Investment Company Limited	(Australia)	(Dormant)
Ausbil Global Infrastructure Pty. Limited	(Australia)	(55%) (45% owned by 4 employees)
ISPT Holding	(Australia)	(0.037%)
Ausbil Investment Management Limited Employee Share Trust	(Australia)	(Ausbil: 100%)
Ausbil 130/30 Focus Fund	(Australia)[6]
Ausbil Dividend Income Fund	(Australia)	(NYLIAC: 69.43, Ausbil: 0%)
Ausbil Active Sustainable Equity Fund	(Australia)	(NYLIAC 65.32%) (Ausbil has sole authority over fund)
Ausbil Australian Active Equity Fund	(Australia)
Ausbil Australian Concentrated Equity Fund	(Australia)
Ausbil Australian Emerging Leaders Fund	(Australia)
Ausbil Australian Geared Equity Fund	(Australia)
Ausbil Australian Smallcap Fund	(Australia)
Ausbil Balanced Fund	(Australia)
Ausbil EGS Focus Fund	(Australia)
Ausbil Global Essential Infrastructure Fund	(Australia)	(NYLIAC: 99.51%)
Ausbil Global Resources Fund	(Australia)	(88.71%)
Ausbil Global SmallCap Fund	(Australia)	(74.09%)
Ausbil Microcap Fund	(Australia)	(NYLIAC: 16.96%)
Candriam Sustainable Global Equity Fund	(Australia)
MacKay Shields Unconstrained Bond Fund	(Australia)	(NYLIAC: 99.10%)
NYLIFE Distributors LLC	(Delaware)
Private Advisors L.L.C.	(Delaware)	(66.85%)
PACIF Carry Parent, LLC	(Delaware)
PACIF Carry, LLC	(Delaware)
PACIF GP, LLC	(Delaware)
Private Advisors Coinvestment Fund, LP	(Delaware)
PACIF II GP, LLC	(Delaware)
Private Advisors Coinvestment Fund II LP	(Delaware)
PACIF II Carry Parent, LLC	(Delaware)
PACIF II Carry, LLC	(Delaware)
PACIF III GP, LLC	(Delaware)
Private Advisors Coinvestment Fund III, LP	(Delaware)
PACIF III Carry Parent, LLC	(Delaware)
PACIF III Carry, LLC	(Delaware)
PACIF IV GP, LLC	(Delaware)
Private Advisors Coinvestment Fund IV, LP	(Delaware)
PACIF IV Carry Parent, LLC	(Delaware)
PACIF IV Carry, LLC	(Delaware)
PAMMF GP, LLC	(Delaware)
PA Middle Market Fund, LP	(Delaware)
PA Hedged Equity Fund, L.P.	(Delaware)
Private Advisors Hedged Equity Fund (QP), L.P.	(Delaware)
Private Advisors Hedged Equity Master Fund	(Delaware)
PASOF GP, LLC	(Delaware)
PA Strategic Opportunities Fund, LP	(Delaware)
PASCBF III GP, LLC	(Delaware)
Private Advisors Small Company Buyout Fund III, LP	(Delaware)
PASCBF IV GP, LLC	(Delaware)
Private Advisors Small Company Buyout Fund IV, LP	(Delaware)
PASCBF IV Carry Parent, LLC	(Delaware)
PASCBF IV Carry, LLC	(Delaware)
PASCBF V GP, LLC	(Delaware)
Private Advisors Small Company Buyout Fund V, LP	(Delaware)
Private Advisors Small Company Buyout V–ERISA Fund, LP	(Delaware)
PASCBF V Carry Parent, LLC	(Delaware)
PASCBF V Carry, LLC	(Delaware)
PASCPEF VI Carry Parent, LLC	(Delaware)
PASCPEF VI Carry, LLC	(Delaware)
PASCPEF VI GP, LLC	(Delaware)
Private Advisors Small Company Private Equity Fund VI, LP	(Delaware)
Private Advisors Small Company Private Equity Fund VI (Cayman), LP	(Cayman Islands)
PASCPEF VII GP, LLC	(Delaware)
Private Advisors Small Company Private Equity Fund VII, LP	(Delaware)
Private Advisors Small Company Private Equity Fund VII (Cayman), LP	(Cayman Is.)
PASCPEF VII Carry Parent, LLC	(Delaware)
PASCPEF VII Carry, LLC	(Delaware)
PASCPEF VIII GP, LLC	(Delaware)
Private Advisors Small Company Private Equity Fund VIII, LP	(Delaware)
Private Advisors Small Company Private Equity Fund VIII (Cayman), LP	(Delaware)
PASCPEF IX GP, LLC	(Delaware)
Private Advisors Small Company Private Equity Fund IX, LP	(Delaware)
Cuyahoga Capital Partners I Management Group, LLC	(Delaware)
Cuyahoga Capital Partners I, L.P.	(Delaware)
Cuyahoga Capital Partners II Management Group LLC	(Delaware)
Cuyahoga Capital Partners II LP	(Delaware)
Cuyahoga Capital Partners III Management Group LLC	(Delaware)
Cuyahoga Capital Partners III LP	(Delaware)
Cuyahoga Capital Partners IV Management Group LLC	(Delaware)
Cuyahoga Capital Partners IV LP	(Delaware)
Cuyahoga Capital Emerging Buyout Partners Management Group LLC	(Delaware)
Cuyahoga Capital Emerging Buyout Partners LP	(Delaware)
PA Real Assets Carry Parent, LLC	(Delaware)
PA Real Assets Carry, LLC	(Delaware)
PA Emerging Manager Carry Parent, LLC	(Delaware)
PA Emerging Manager Carry, LLC	(Delaware)
RIC I GP, LLC	(Delaware)
Richmond Coinvestment Partners I, LP	(Delaware)
RIC I Carry Parent, LLC	(Delaware)
RIC I Carry, LLC	(Delaware)
PASF V GP, LLC	(Delaware)
Private Advisors Secondary Fund V, LP	(Delaware)
PASF V Carry Parent, LLC	(Delaware)
PASF V Carry, LLC	(Delaware)
PARAF GP, LLC	(Delaware)
Private Advisors Real Assets Fund, LP	(Delaware)
PARAF Carry Parent, LLC	(Delaware)
PARAF Carry, LLC	(Delaware)
PASCCIF GP, LLC	(Delaware)
Private Advisors Small Company Coinvestment Fund, LP	(Delaware)
Private Advisors Small Company Coinvestment Fund-ERISA, LP	(Delaware)
PASCCIF Carry Parent, LLC	(Delaware)
PASCCIF Carry, LLC	(Delaware)
PARAF II GP, LLC	(Delaware)
Private Advisors Real Assets Fund II, LP	(Delaware)
Private Advisors Hedged Equity Fund, Ltd.	(Cayman Islands)	(0%)
Private Advisors Hedged Equity Fund (QP), Ltd.	(Cayman Islands)	(0%)
Private Advisors Hedged Equity Master Fund, Ltd.	(Cayman Islands)	(owned by two funds above)
UVF GP, LLC	(Delaware)
Undiscovered Value Fund, LP	(Delaware)
Undiscovered Value Fund, Ltd.	(Cayman Islands)[8]
Undiscovered Value Master Fund SPC	(Cayman Islands)
Washington Pike GP, LLC	(Delaware)
Washington Pike, LP	(Delaware)
NYLIM Flatiron CLO 2004-1 Ltd.	(Cayman Islands)[7]
NYLIM Flatiron CLO 2004-1 Equity Holdings LLC, Series A	(Delaware)
NYLIM Flatiron CLO 2006-1 Ltd.	(Cayman Islands)
NYLIM Flatiron CLO 2006-1 Equity Holdings LLC, Series A	(Delaware)
Flatiron CLO 2007-1 Ltd.	(Cayman Islands)
NYLIM Flatiron CLO 2007-1 Equity Holdings LLC, Series A	(Cayman Islands)
Flatiron CLO 2011-1 Ltd.	(Cayman Islands)	(NYL: 0%)
Flatiron CLO 2012-1 Ltd.	(Cayman Islands)	(NYL: 0%)
Flatiron CLO 2013-1-Ltd.	(Cayman Islands)	(NYL: 0%)
Flatiron CLO 2014-1-Ltd.	(Cayman Islands)	(NYL: 0%)
Flatiron CLO 2015-1 Ltd.	(Cayman Islands)	(NYL: 0%)
Flatiron CLO 17 Ltd.	(Cayman Islands)	(NYL: 0%)
Flatiron CLO 18 Ltd.	(Cayman Islands)	(NYL: 0%) (NYL Investors 100% Equity)
Flatiron CLO 18 Funding Ltd.	(Cayman Islands)	(NYL: 100%)
Stratford CDO 2001-1 Ltd.	(Cayman Islands)
Silverado CLO 2006-II Limited	(Cayman Islands)
Silverado 2006-II Equity Holdings LLC, Series A	(Cayman Islands)
NYLIFE LLC	(Delaware)
Eagle Strategies LLC	(Delaware)
New York Life Capital Corporation	(Delaware)
New York Life Trust Company	(New York)
NYL Executive Benefits LLC	(Delaware)
NYLIFE Securities LLC	(Delaware)
NYLINK Insurance Agency Incorporated	(Delaware)
NYLUK I Company	(United Kingdom)
NYLUK II Company	(United Kingdom)
Gresham Mortgage	(United Kingdom)
W Construction Company	(United Kingdom)
WUT	(United Kingdom)
WIM (AIM)	(United Kingdom)
Silver Spring, LLC	(Delaware)
Silver Spring Associates, L.P.	(Pennsylvania)
SCP 2005-C21-002 LLC	(Delaware)
SCP 2005-C21-003 LLC	(Delaware)
SCP 2005-C21-006 LLC	(Delaware)
SCP 2005-C21-007 LLC	(Delaware)
SCP 2005-C21-008 LLC	(Delaware)
SCP 2005-C21-009 LLC	(Delaware)
SCP 2005-C21-017 LLC	(Delaware)
SCP 2005-C21-018 LLC	(Delaware)
SCP 2005-C21-021 LLC	(Delaware)
SCP 2005-C21-025 LLC	(Delaware)
SCP 2005-C21-031 LLC	(Delaware)
SCP 2005-C21-036 LLC	(Delaware)
SCP 2005-C21-041 LLC	(Delaware)
SCP 2005-C21-043 LLC	(Delaware)
SCP 2005-C21-044 LLC	(Delaware)
SCP 2005-C21-048 LLC	(Delaware)
SCP 2005-C21-061 LLC	(Delaware)
SCP 2005-C21-063 LLC	(Delaware)
SCP 2005-C21-067 LLC	(Delaware)
SCP 2005-C21-069 LLC	(Delaware)
SCP 2005-C21-070 LLC	(Delaware)
NYMH-Ennis GP, LLC	(Delaware)
NYMH-Ennis, L.P.	(Texas)
NYMH-Freeport GP, LLC	(Delaware)
NYMH-Freeport, L.P.	(Texas)
NYMH-Houston GP, LLC	(Delaware)
NYMH-Houston, L.P.	(Texas)
NYMH-Plano GP, LLC	(Delaware)
NYMH-Plano, L.P.	(Texas)
NYMH-San Antonio GP, LLC	(Delaware)
NYMH-San Antonio, L.P.	(Texas)
NYMH-Stephenville GP, LLC	(Delaware)
NYMH-Stephenville, L.P.	(Texas)
NYMH-Taylor GP, LLC	(Delaware)
NYMH-Taylor, L.P.	(Texas)
NYMH-Attleboro MA, LLC	(Delaware)
NYMH-Farmingdale, NY LLC	(Delaware)
NYLMDC-King of Prussia GP, LLC	(Delaware)
NYLMDC-King of Prussia Realty, LP	(Delaware)
NYLife Real Estate Holdings LLC	(Delaware)
Huntsville NYL LLC	(Delaware)
CC Acquisitions, LP	(Delaware)
REEP-IND Cedar Farms TN LLC	(Delaware)
Cedar Farms JV LLC	(Delaware)	(90%)
REEP-IND Continental NC LLC	(Delaware)
LRC-Patriot, LLC	(Delaware)	(93%)
REEP-LRC Industrial LLC	(Delaware)
REEP-IND Forest Park NJ LLC	(Delaware)
FP Building 4 LLC	(Delaware)
FP Building 1-2-3 LLC	(Delaware)
FP Building 17, LLC	(Delaware)
FP Building 20, LLC	(Delaware)
FP Mantua Grove LLC	(Delaware)
FP Lot 1.01 LLC	(Delaware)
REEP-IND NJ LLC	(Delaware)
NJIND JV LLC	(Delaware)	(93%)
NJIND Hook Road LLC	(Delaware)
NJIND Bay Avenue LLC	(Delaware)
NJIND Corbin Street LLC	(Delaware)
REEP-MF Cumberland TN LLC	(Delaware)
Cumberland Apartments, LLC	(Tennessee)
REEP-MF Enclave TX LLC	(Delaware)
Enclave CAF LLC	(Delaware)
REEP-MF Marina Landing WA LLC	(Delaware)
REEP-SP Marina Landing LLC	(Delaware)	(98%)
REEP-MF Mira Loma II TX LLC	(Delaware)
Mira Loma II, LLC	(Delaware)	(50%)
REEP-MF Summitt Ridge CO LLC	(Delaware)
Summitt Ridge Apartments, LLC	(Delaware)
REEP-MF Woodridge IL LLC	(Delaware)
REEP-OF Centerpointe VA LLC	(Delaware)
Centerpointe (Fairfax) Holdings LLC	(Delaware)	(50%)
REEP-OFC 575 Lex NY LLC	(Delaware)
REEP-OFC 575 Lex NY GP LLC	(Delaware)
Maple REEP-OFC 575 Lex Holdings LP	(Delaware)	(50%)
Maple REEP-OFC 575 Lex Owner LLC	(Delaware)	(50%)
REEP-RTL SASI GA LLC	(Delaware)
REEP-RTL Bradford PA LLC	(Delaware)
REEP-OFC Royal Centre GA LLC	(Delaware)
Royal Centre, LLC	(Delaware)	(90%)
REEP-RTL CTC NY LLC	(Delaware)
REEP-OFC 5005 LBJ Freeway TX LLC	(Delaware)	(97%)
5005 LBJ Tower LLC	(Delaware)	(97%)
REEP-MF SPENCER NV LLC	(Delaware)
REEP-HZ SPENCER JV LLC	(Delaware)	(92.7%)
REEP-HZ SPENCER LLC	(Delaware)
REEP-OFC/RTL MARKET ROSS TX LLC	(Delaware)
MARKET ROSS TX JV LLC	(Delaware)	(98.7%)
MARKET ROSS TX GARAGE OWNER LLC	(Delaware)
MARKET ROSS TX OFFICE OWNER LLC	(Delaware)
MARKET ROSS TX RETAIL OWNER LLC	(Delaware)
REEP-OFC Mallory TN LLC	(Delaware)
3665 Mallory JV LLC	(Delaware)	(90.9%)
REEP-OFC WATER RIDGE NC LLC	(Delaware)
REEP-OFC Viridian AZ LLC	(Delaware)
REEP-Hines Viridian JV LLC	(Delaware)	(73.0309%)
REEP-OFC 2300 Empire LLC	(Delaware)
REEP-MF Wynnewood PA LLC	(Delaware)
Wynnewood JV LLC	(Delaware)	(92.5%)
REEP-MU Fayetteville NC LLC	(Delaware)	(100%)
501 Fayetteville JV LLC (85%)	(Delaware)
501 Fayetteville Owner LLC (100%)	(Delaware)
REEP-MU SOUTH GRAHAM NC LLC	(Delaware)
401 SOUTH GRAHAM JV LLC	(Delaware)	(90%)
401 SOUTH GRAHAM OWNER LLC	(Delaware)
REEP-IND COMMERCE CITY CO LLC	(Delaware)
REEP-BRENNAN COMMERCE CITY JV LLC	(Delaware)
REEP-MF ART TOWER OR LLC	(Delaware)
REEP-WP ART TOWER JV LLC	(Delaware)
REEP-OFC Mass Ave MA LLC	(Delaware)
2015 DIL PORTFOLIO HOLDINGS LLC	(Delaware)	(NYLIC: 100%)
PA 180 KOST RD LLC	(Delaware)
2017 CT REO HOLDINGS LLC	(Delaware)	(NYLIC: 62.307692%; NYLIAC: 37.692308%)
Cortlandt Town Center LLC	(Delaware)
REEP-IND 10 WEST AZ LLC	(Delaware)
REEP-IND 4700 Nall TX LLC	(Delaware)
REEP-IND Aegean MA LLC	(Delaware)
REEP-IND Alpha TX LLC	(Delaware)
REEP-IND MCP VIII NC LLC	(Delaware)
REEP-IND CHINO CA LLC	(Delaware)
REEP-IND FREEDOM MA LLC	(Delaware)
REEP-IND Fridley MN LLC	(Minnesota)
REEP-IND Green Oaks IL LLC	(Delaware)
REEP-IND Kent LLC	(Delaware)
REEP-IND LYMAN MA LLC	(Delaware)
REEP- IND MCP II NC LLC	(Delaware)
REEP- IND MCP III NC LLC	(Delaware)
REEP- IND MCP IV NC LLC	(Delaware)
REEP- IND MCP V NC LLC	(Delaware)
REEP- IND MCP VII NC LLC	(Delaware)
REEP-INC MCP III OWNER NC LLC	(Delaware)
REEP-IND RTG NC LLC	(Delaware)
REEP-IND Simonton TX LLC	(Delaware)
REEP-IND Valley View TX LLC	(Delaware)
REEP-IND Valwood TX LLC	(Delaware)
REEP-MF 960 East Paces Ferry GA LLC	(Delaware)
REEP-MF 960 EPF Opco GA LLC	(Delaware)
REEP-MF Gateway TAF UT LLC	(Delaware)	(NYLIC: 99%, NYLIAC: 1%)
REEP-WP Gateway TAB JV LLC	(Delaware)	(LLC: 99%, NYLIAC: 1%)
REEP-MF Issaquah WA LLC	(Delaware)
REEP-MF Mount Vernon GA LLC	(Delaware)
REEP-MF Mount Laurel NJ LLC	(Delaware)
REEP-MF Verde NC LLC	(Delaware)
REEP-MF Wallingford WA LLC	(Delaware)
REEP-OFC Bellevue WA LLC	(Delaware)
REEP-OFC WATER RIDGE NC HOLDCO LLC	(Delaware)
REEP-OFC ONE WATER RIDGE NC LLC	(Delaware)
REEP-OFC TWO WATER RIDGE NC LLC	(Delaware)
REEP-OFC FOUR WATER RIDGE NC LLC	(Delaware)
REEP-OFC FIVE WATER RIDGE NC LLC	(Delaware)
REEP-OFC SIX WATER RIDGE NC LLC	(Delaware)
REEP-OFC SEVEN WATER RIDGE NC LLC	(Delaware)
REEP-OFC EIGHT WATER RIDGE NC LLC	(Delaware)
REEP-OFC NINE WATER RIDGE NC LLC	(Delaware)
REEP-OFC TEN WATER RIDGE NC LLC	(Delaware)
REEP-OFC ELEVEN WATER RIDGE NC LLC	(Delaware)
REEP-MF FOUNTAIN PLACE MN LLC	(Delaware)
REEP-MF FOUNTAIN PLACE LLC	(Delaware)
REEP-OFC 2300 Empire CA LLC	(Delaware)
REEP-IND 10 WEST II AZ LLC	(Delaware)
REEP-RTL Flemington NJ LLC	(Delaware)
REEP-RTL Mill Creek NJ LLC	(Delaware)
NJIND Raritan Center LLC	(Delaware)
NJIND Talmadge Road LLC	(Delaware)
NJIND Melrich Road LLC	(Delaware)
FP Building 18, LLC	(Delaware)
FP Building 19, LLC	(Delaware)
PTC Acquisitions, LLC	(Delaware)
Martingale Road LLC	(Delaware)
New York Life Funding	(Cayman Islands)[8]
New York Life Global Funding	(Delaware)[8]
NYL Equipment Issuance Trust	(Delaware)[9]
NYL Equipment Issuance Trust 2014-2	(Delaware)[9]
Government Energy Savings Trust 2003-A (GEST)	(New York)[9]
UFI-NOR Federal Receivables Trust, Series 2009B	(New York)[9]
NYLARC Holding Company Inc.	(Arizona)[8]
New York Life Agents Reinsurance Company	(Arizona)[8]
JREP Fund Holdings I, L.P.	(Cayman Is.)	(12.5%)
Jaguar Real Estate Partners L.P.	(Cayman Is.)	(30.3%)
NYLIFE Office Holdings Member LLC	(Delaware)	(51%)
NYLIFE Office Holdings LLC	(Delaware)	(51%)
NYLIFE Office Holdings REIT LLC	(Delaware)
REEP-OFC DRAKES LANDING CA LLC	(Delaware)
REEP-OFC CORPORATE POINTE CA LLC	(Delaware)
REEP-OFC VON KARMAN CA LLC	(Delaware)
REEP-OFC ONE BOWDOIN SQUARE MA LLC	(Delaware)
REEP-OFC 525 N Tryon NC LLC	(Delaware)
525 Charlotte Office LLC	(Delaware)	(100%)
NYLIFE Office Holdings Acquisitions REIT LLC	(Delaware)
REEP OFC Westory DC LLC	(Delaware)

(+)

By including the indicated corporations in this list, New York Life is not stating or admitting that said corporations are under its actual control; rather, these corporations are listed here to ensure full compliance with the requirements of this Form N-6.

(*)

Registered investment company as to which New York Life and/or its subsidiaries perform one or more of the following services: investment management, administrative, distribution, transfer agency and underwriting services. It is not a subsidiary of New York Life and is included for informational purposes only.

(†)

New York Life Investment Management LLC serves as investment adviser to this entity, the shares of which are held of record by separate accounts of NYLIAC. New York Life disclaims any beneficial ownership and control of this entity. New York Life and NYLIAC as depositors of said separate accounts have agreed to vote their shares as to matters covered in the proxy statement in accordance with voting instructions received from holders of variable annuity and variable life insurance policies at the shareholders meeting of this entity. It is not a subsidiary of New York Life, but is included here for informational purposes only.

1	NYL Cayman Holdings Ltd. owns 15.62%.
2	NYL Worldwide Capital Investment LLC owns 0.002%.
3	NYLIC owns 12.74%, NYLIAC owns 0.00%, and MacKay owns .13% for a total ownership of 12.87%.
4	NYLCAP Manager LLC owns 24.66% of the voting management shares. NYLCAP India Funding LLC owns 36% of non-voting carry shares.
5	NYLCAP Manager LLC owns 24.66% of the voting management shares. NYLCAP India Funding III LLC owns 31.36% of non-voting carry shares.
6	Registered Managed Investment Scheme of which Ausbil Investment Management Limited is the sole Responsible Party.
7	Control of each CLO/CDO and other entities is pursuant to an investment management contract with NYLIM or affiliate, not through ownership of voting interests unless, otherwise, ownership noted.
8	Control is through a reliance relationship between NYLIC and this entity, not ownership of voting interests.
9	Control is through financial interest, not ownership of voting interests.

ITEM 29. INDEMNIFICATION

Article IX of the Amended and Restated By-Laws of New York Life Insurance and Annuity Corporation (“NYLIAC”) provides that NYLIAC shall indemnify and hold harmless (including the provision of a defense) certain persons to the fullest extent permitted by the Delaware General Corporation Law against all expenses, costs, judgments, penalties, fines, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amount paid in settlement) that any such person reasonably incurs or suffers if he/she is made party (or threatened to be made party) or is otherwise involved in a claim, action, suit, or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he/she is (or was) a Director or officer of NYLIAC or was serving at NYLIAC’s request as a Director, officer, or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan. Such persons also have the right to have NYLIAC pay the reasonable expenses (including reasonable attorneys’ fees) incurred in the defense of any proceedings in advance of their final disposition, subject to certain conditions. NYLIAC may also, to the extent authorized by its Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of NYLIAC.

Please refer to Article IX of the Amended and Restated By-Laws of NYLIAC (Exhibit No. (f)(2)(b) hereto) for the full text of the indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 30. PRINCIPAL UNDERWRITERS

(a) Other Activity. Investment companies (other than the Registrant) for which NYLIFE Distributors LLC is currently acting as underwriter:

NYLIAC Variable Universal Life Separate Account-I

NYLIAC MFA Separate Account-I

NYLIAC MFA Separate Account-II

NYLIAC Variable Annuity Separate Account-I

NYLIAC Variable Annuity Separate Account-II

NYLIAC Variable Annuity Separate Account-III

NYLIAC Variable Annuity Separate Account-IV

NYLIAC VLI Separate Account

The MainStay Funds

MainStay Funds Trust

MainStay VP Funds Trust

(b) Management.

The principal business address of each director and officer of NYLIFE Distributors LLC is 30 Hudson Street, Jersey City, NJ 07302.

Names of Directors and Officers	Positions and Offices with Underwriter
McLean, John	Chairman and Chief Executive Officer
Gardner, Robert M.	Manager
Harte, Francis M.	Manager, Senior Vice President
Lehneis, Kirk C.	Manager, Senior Managing Director
Akkerman, John W.	Senior Managing Director, MacKay Shields Institutional Sales
Berlin, Scott L.	Senior Vice President, Institutional Life
Cristallo, James J.	Senior Vice President, Retail Life
Hung, Yie-Hsin	Senior Vice President, New York Life Investment Management
Huang, Dylan W.	Senior Vice President, Retail Annuities
McInerney, Barbara J.	Senior Vice President, Compliance
Virendra, Sonali	Senior Vice President
Barrack, Robert M.	Managing Director, GoldPoint Partners Institutional Sales
Stringer, Christopher R.	Managing Director, Private Advisors Institutional Sales
Sullivan, Howard A.	Managing Director, Credit Value Partners Institutional Sales
Zimmerman, Jonathan H.	Managing Director, IndexIQ Institutional Sales
Bain, Karen A.	Vice President – Tax
Behrens, Dawn	Vice President, Institutional Life
Gomez, Mark A.	Vice President and General Counsel
Rhodehouse, Kevin G.	Vice President & Chief Compliance Officer
Rubin, Janis C.	Vice President, Institutional Life
Wickwire, Brian D.	Vice President, Controller & Chief Operating Officer
Essig, Daniel	Corporate Vice President, US Life & Agency Product Consulting
Herrera, Rafaela M.	Corporate Vice President, Compliance & Sales Material Review
Howard, Linda M.	Corporate Vice President, Compliance, Anti-Money Laundering Officer & Office of Foreign Assets Control Officer
Hansen, Marta	Director, Chief Financial Officer, Principal Operations Officer & Treasurer
Meade, Colleen A.	Secretary
Sharrier, Elizabeth A.	Assistant Secretary

(c) Compensation from the Registrant.

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Events Occasioning the Deduction of a Deferred Sales Load	Brokerage Commissions	Other Compensation
NYLIFE Distributors LLC	-0-	-0-	-0-	-0-

ITEM 31. LOCATION OF ACCOUNTS AND RECORDS.

All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by New York Life Insurance Company at its home office, 51 Madison Avenue, New York, NY 10010; New York Life Investment Management LLC, State Street Bank, 801 Pennsylvania Avenue, Kansas City, MO 64105; and New York Life Insurance Company, Fry Wagner Storage Facility, 15850 Santa Fe Trail Drive, Lenexa, KS 66219.

ITEM 32. MANAGEMENT SERVICES.

Not applicable.

ITEM 33. FEE REPRESENTATION.

New York Life Insurance and Annuity Corporation (“NYLIAC”), the sponsoring insurance company of NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I, hereby represents that the fees and charges deducted under the CorpExec VUL Plus Policies in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by NYLIAC.

SIGNATURES

Pursuant to the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Pre-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City and State of New York on this 12th day of December, 2019.

NYLIAC CORPORATE SPONSORED VARIABLE UNIVERSAL LIFE SEPARATE ACCOUNT-I (Registrant)

By:	/s/ Janis C. Rubin
Janis C. Rubin
Vice President

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION (Depositor)

By:	/s/ Janis C. Rubin
Janis C. Rubin
Vice President

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Christopher T. Ashe*	Director
David G. Bedard*	Director
Elizabeth K. Brill*	Director
Alexander I. M. Cook*	Director
Robert M. Gardner*	Director & Controller (Principal Accounting Officer)
Matthew M. Grove*	Director
Frank M. Harte*	Director
Thomas A. Hendry*	Director
Dylan W. Huang*	Director
Mark J. Madgett*	Director
Theodore A. Mathas*	Chairman of the Board, President & Chief Executive Officer
Amy Miller*	Director
Arthur H. Seter*	Director
Joel M. Steinberg*	Director
Matthew D. Wion*	Director

By:	/s/ Janis C. Rubin
Janis C. Rubin Attorney-in-Fact December 12, 2019

*	Pursuant to Powers of Attorney filed herewith.

EXHIBIT INDEX

Exhibit Number	Description

(i)(23)	Distribution and Service Agreement, dated May 1, 2004, between The Victory Variable Insurance Funds and New York Life Insurance and Annuity Corporation.

(i)(24)	Contract Owner Administrative Services Agreement, dated May 1, 2004, between The Victory Variable Insurance Funds and New York Life Insurance and Annuity Corporation.

(j)(1)	Powers of Attorney

(k)	Opinion and consent of Thomas F. English, Esq.

(n)	Consent of PricewaterhouseCoopers LLP.

(q)	Memorandum describing NYLIAC’s issuance, transfer and redemption procedures for the Policies.